FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 10, 2011	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan
Title : Assistant General Manager

17th Annual Report and Accounts 2010-2011

Innovative solutions to enhance customer experience

ICICI Bank | khayaal aapka

Innovative solutions to enhance customer experience

At ICICI Bank, we understand that consumers need access to smart and efficient solutions to manage their financial needs. By offering a bouquet of services, many of which are the first of their kind in the industry, we have changed the paradigm of banking in the country.

As a pioneer in the banking industry, we believe in leveraging technology to make banking more accessible and convenient to our customers. Through continuous innovations across banking touch points such as ATMs, Internet, Mobile and Call Centre, we have made financial transactions faster, simpler and more secure.

Our adoption of innovative technology is a manifestation of our philosophy of ‘Khayaal Aapka’. Offering convenience through technology-led solutions is a reinforcement of our commitment towards continuously improving and deepening our relationship with our customers.

Contents

Message from the Chairman	02
Letter from the Managing Director & CEO	04
Board of Directors	06
Board Committees	06
Directors’ Report	07
Auditors’ Certificate on Corporate Governance	33
Business Overview	34
Promoting Inclusive Growth	44
Management’s Discussion and Analysis	49
Key Financial Indicators	72
Particulars of Employees under
Section 217 (2A) of the Companies Act, 1956	73

FINANCIALS
Auditors’ Report	F1
Balance Sheet	F2
Profit and Loss Account	F3
Cash Flow Statement	F4
Schedules	F5
Statement pursuant to Section 212 of the
Companies Act, 1956	F50
Consolidated Financial Statements of
ICICI Bank Limited and its Subsidiaries	F51
BASEL II - Pillar 3 Disclosures (Consolidated)	F92

ENCLOSURES
Notice
Attendance Slip and Form of Proxy

REGISTERED OFFICE
Landmark
Race Course Circle
Vadodara 390 007

CORPORATE OFFICE
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

STATUTORY AUDITORS
S. R. Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point, Mumbai 400 021

REGISTRAR AND TRANSFER AGENTS
3i Infotech Limited
International Infotech Park, Tower 5, 3rd Floor,
Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703

K.V. KAMATH Chairman

Message from the Chairman

The year gone by has seen several developments in the economic landscape in India and globally. The United States has shown signs of recovery, and global financial markets have been relatively stable. At the same time, continuing concerns over the fiscal position of countries in Europe, events in the middle-east and north Africa, rising oil prices and emerging inflationary trends in many countries have emerged as challenges impacting the global growth outlook.

India continues to be well-placed to achieve robust economic growth, in a challenging environment. Investment in infrastructure, urban development & rejuvenation, the growth of the rural economy and financial inclusion will be the key factors that will shape India in the coming decade.

Investment in infrastructure will be a key driver of India’s growth in the coming years. The Government of India is targeting infrastructure investment of USD 1 trillion between 2012 and 2017. This will cover the whole gamut of infrastructure that forms the backbone of an economy: power, communications, transport, water resources management and so on. An investment of this magnitude will have significant positive implications for the economy, in terms of improvement in productivity, demand for various input goods and services, job creation and income growth.

Economic growth and investment in infrastructure will drive urban development and urban rejuvenation. This will take many forms – modernisation and redevelopment of existing large cities; expansion and upgradation of existing second-tier cities that are emerging as important engines of growth; and the creation of new towns in corridors of infrastructure development and industrial investment. Growing urbanisation will spur demand for a range of services and sectors and improve standards of living.

Rural India has over the years emerged as an important driver of India’s growth. The rural economy has become diversified, and rural India is now estimated to account for close to half the country’s GDP. Thus, rural India contributes significantly to the industrial and services sectors, in addition to the agriculture sector. It also represents a large and fast-growing market for many goods and services. Government policies and schemes introduced over the last few years have enhanced the resilience of the rural economy. The growth in per capita incomes in rural India will lead to accelerated reduction in poverty and socio-economic inclusion, and have significant positive outcomes for the economy as a whole.

The engagement of a much larger section of our population in the economic mainstream through financial inclusion will be a key feature of our growth going forward. Developments in low-cost information and communications technology and the unique identity initiative have the potential to rapidly accelerate financial inclusion by reducing the costs of providing access to basic financial services, both in terms of initial enrolment and ongoing servicing. Banks are already working on business models to serve the un-banked segment through deployment of innovative solutions, and this will gain momentum in the coming years.

Investment in social infrastructure – healthcare and education & training – is key to realising the benefits of our demographic dividend and spreading the benefits of growth. Here too, a range of initiatives are being taken by both the government and the private sector. There is recognition that building capacity among the poor to lead healthy and productive lives through access to basic healthcare and relevant primary and vocational education is essential for long-term, sustainable growth. It is essential for Indian business to be competitive and maintain healthy growth; and it is essential to the larger national goal of inclusive growth and prosperity.

There will no doubt be challenges along the way. The most immediate issue that policymakers are concerned with is inflation. This is in some ways a global phenomenon that is accentuated in India by our high economic growth and consequent increase in demand. Various measures are being put in place to address this, including monetary measures to contain demand side pressures. The results of these will be witnessed over time.

The ICICI Group is a key player in India’s economic landscape. The management has in place a well thought out strategy for each segment of the financial services sector, catering to the diverse needs of customers across the spectrum. This strategy is being executed within a sound governance framework that seeks to balance the interests of all stakeholders to ensure sustainable value creation.

Let me end by saying that India is a land of great opportunity. The rapid changes of the last decade are only a precursor to the much greater growth and prosperity that we can achieve in the coming years. The ICICI Group is well placed to benefit from these opportunities.

With best wishes,

K. V. Kamath

Annual Report 2010-2011 3

CHANDA KOCHHAR Managing Director & CEO

Letter from
the Managing Director & CEO

Dear Stakeholders,

In 2009, we had clearly set out our strategic path for the next five years. The first stage of this strategy was to reposition the balance sheet for the next phase of growth. To this end, in fiscal 2010, we focused on rebalancing our asset and liability mix, improving cost efficiency and reducing credit costs, while maintaining a strong capital position. We had shared with our stakeholders last year, our success in these efforts. Based on this progress, we had articulated our move to the next stage of our strategy. Our strategy for fiscal 2011 was to resume growth by capitalising on the emerging opportunities in the Indian economy, while maintaining and enhancing the more efficient balance sheet structure that we achieved in fiscal 2010.

It gives me great pleasure to share with you that in fiscal 2011, we successfully executed this strategy, with robust growth in our loan portfolio; improved profitability; and continued focus on key operating parameters.

●
ICICI Bank’s total advances grew by 19.4% in fiscal 2011. This was driven mainly by strong growth in domestic corporate advances, as well as in the lending to Indian companies from our international branches. The retail portfolio also stabilised and started growing in the second half of the year after several quarters of decline.

●	The net profit after tax for fiscal 2011 was Rs. 51.51 bn, representing a 28% increase over the previous year. The return on assets, or RoA, improved substantially to 1.34% in fiscal 2011 from 1.13% in the previous year.

●	The strong results achieved by the Bank are reflected in the higher level of proposed dividend of Rs. 14 per equity share compared to Rs. 12 per equity share in the previous year.

●
The above growth and profitability was achieved on the back of sustaining and enhancing the improvements achieved in key operating metrics. The proportion of current and savings account deposits in total deposits, which had already increased from 28.7% at March 31, 2009 to 41.7% at March 31, 2010, was further improved to 45.1% at March 31, 2011. The net non-performing asset ratio was reduced substantially from 1.87% at March 31, 2010 to 0.94% at March 31, 2011. The cost-to-asset ratio was contained at 1.7% despite the expansion in the branch network and increase in business volumes. The Bank’s capital adequacy position continued to be very strong, with total capital adequacy of 19.5% and Tier-1 capital adequacy of 13.2%.

While executing our organic growth strategy, we continued to focus on opportunities to further strengthen our franchise and our platform for capitalising on the growth opportunities in the Indian economy. To this end, we undertook the major strategic initiative of the merger of Bank of Rajasthan with ICICI Bank during fiscal 2011. With this merger, we created a combined network of over 2,500 branches, substantially expanding our presence not only in Rajasthan but also in other major banking centres in the country. Following receipt of regulatory approvals for the merger in August 2010, we moved quickly to integrate the Bank of Rajasthan franchise with ICICI Bank. We have been able to achieve integration of human resources and various aspects of operations seamlessly in a short span of time. We believe this provides us a powerful platform for pursuing our objective of sustained profitable growth in the coming years.

The ICICI Group has a unique diversified financial services franchise in India, with leadership positions across many segments of financial services. Our non-banking businesses – insurance, securities, asset management and private equity - continue to build on their strong positions in their respective businesses and realign their strategies to the emerging market environment wherever required. In fiscal 2011, we achieved a 30.5% increase in the consolidated profit after tax, despite the impact of regulatory changes and volatility in financial markets on several businesses.

As the second-largest bank in India, we are also conscious of our larger role in the growth and development of the Indian economy. Our vision encompasses not only participating in all aspects of the Indian economy and its international linkages, but also catalysing India’s growth. We are executing a focused financial inclusion plan-leveraging information & communications technology and the enabling regulatory framework to provide basic banking services to the unbanked. Through the ICICI Foundation for Inclusive Growth, we are seeking to improve the quality of school education and primary healthcare in a number of states, thereby playing our role in the strengthening of the soft infrastructure that is critical to long-term sustainable growth of our country. Through our specialised technology finance practice, we continue to support research & development in the area of clean technology and energy efficiency to mitigate climate change.

Looking ahead, we see strong fundamentals driving sustained high growth in India for several years to come. There would continue to be periodic challenges on account of global developments, volatility in capital flows, inflation and other factors. However, the underlying momentum of our demographic dividend and investment potential will support robust growth over the long-term. The ICICI Group therefore has a range of growth opportunities across its businesses and a strong platform to leverage these opportunities and create value for its stakeholders. We are committed to playing a proactive role in India’s growth and also helping to achieve the national goal of social & economic inclusion of the less advantaged sections of our society.

We look forward to your continued support and goodwill as we move forward.

With best wishes,

Chanda Kochhar

Annual Report 2010-2011     5

Board of Directors	Board Committees

K. V. Kamath
Chairman

Sridar Iyengar
Homi Khusrokhan
Anup K. Pujari
M. S. Ramachandran
Tushaar Shah
V. Sridar
V. Prem Watsa

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director & CFO

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

Audit Committee
Sridar Iyengar, Chairman
Homi Khusrokhan, Alternate Chairman
M. S. Ramachandran
V. Sridar

Board Governance, Remuneration  &
Nomination Committee
Sridar Iyengar, Chairman
K. V. Kamath
Homi Khusrokhan
V. Prem Watsa

Corporate Social Responsibility Committee
M. S. Ramachandran, Chairman
Anup K. Pujari
Tushaar Shah
Chanda Kochhar

Credit Committee
K.V. Kamath, Chairman
Homi Khusrokhan
M. S. Ramachandran
Chanda Kochhar

Customer Service Committee
K. V. Kamath, Chairman
M. S. Ramachandran
V. Sridar
Chanda Kochhar

Fraud Monitoring Committee
V. Sridar, Chairman
K. V. Kamath
Homi Khusrokhan
Anup K. Pujari
Chanda Kochhar
Rajiv Sabharwal

Risk Committee
K. V. Kamath, Chairman
Sridar Iyengar
Anup K. Pujari
V. Sridar
V. Prem Watsa
Chanda Kochhar

Share Transfer & Shareholders’/
Investors’ Grievance Committee
Homi Khusrokhan, Chairman
V. Sridar
N. S. Kannan

Committee Of Executive Directors
Chanda Kochhar, Chairperson
N. S. Kannan
K. Ramkumar
Rajiv Sabharwal

Senior Management

Vijay Chandok President Zarin Daruwala President Pravir Vohra President

Senior General Managers

Sandeep Batra	Kumar Ashish	Sangeeta Mhatre
Group Compliance Officer & Company Secretary	Suresh Badami	Suvek Nambiar
K M Jayarao	Sanjay Chougule	Girish Nayak
Rakesh Jha	Dhamodaran S	Anita Pai
Maninder Juneja	Sudhir Dole	Saurabh Singh
Shilpa Kumar	Ajay Gupta	G Srinivas
Pramod Rao	Mukeshkumar Jain	T K Srirang
	Sachin Khandelwal	Rahul Vohra
Sanjeev Mantri

Directors’ Report

Your Directors have pleasure in presenting the Seventeenth Annual Report of ICICI Bank Limited with the audited statement of accounts for the year ended March 31, 2011.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2011 is summarised in the following table:

Rs. billion, except percentages		Fiscal 2010	Fiscal 2011	% change
Net interest income and other income		155.92	156.65	0.5%
Provisions & contingencies1		43.87	22.87	(47.9)%
Profit before tax		53.45	67.61	26.5%
Profit after tax of the Bank		40.25	51.51	28.0%
1.	Excludes provision for taxes.
Rs. billion, except percentages		Fiscal 2010	Fiscal 2011	% change
Consolidated profit after tax		46.70	60.93	30.5%

Appropriations

The profit after tax of the Bank for fiscal 2011 is Rs. 51.51 billion after provisions and contingencies (excluding provision for taxes) of Rs. 22.87 billion and all expenses. The disposable profit is Rs. 86.15 billion, taking into account the balance of Rs. 34.64 billion brought forward from the previous year. Your Directors have recommended a dividend at the rate of Rs. 14 per equity share of face value Rs. 10 for the year and have appropriated the disposable profit as follows:

Rs. billion		Fiscal 2010	Fiscal 2011
To Statutory Reserve, making in all Rs. 73.75 billion1		10.07	12.88
To Special Reserve created and maintained in terms of Section 36(1) (viii) of the Income-tax Act, 1961, making in all Rs. 31.69 billion		3.00	5.25
To Capital Reserve, making in all Rs. 21.46 billion		4.44	0.83
To/(from) Investment Reserve, making in all Nil		1.16	(1.16)
To General Reserve, making in all Rs. 49.80 billion		0.01	—
Dividend for the year (proposed)
– On equity shares @ Rs. 14 per share (@ Rs. 12 per share for fiscal 2010)2		13.38	16.15
–	On preference shares (Rs.)	35,000	35,000
–	Corporate dividend tax	1.64	2.02
Leaving balance to be carried forward to the next year3		34.64	50.18

1.	Includes Rs. 2.00 billion on amalgamation of The Bank of Rajasthan Limited with ICICI Bank Limited.
2.	Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.
3.	After taking into account transfer to Reserve Fund Rs. 0.4 million for fiscal 2011, making in all Rs. 11.3 million.

Annual Report 2010-2011     7

Internet Banking

Our comprehensive Internet Banking service is designed to give our customers a convenient banking experience from the comfort of their homes or offices.

Our Internet Banking offering has evolved over time not only to enable basic online transactions but also to provide cutting edge features.

Innovative features, such as applying for a new account, opening a fixed deposit and the Money Manager, help our customers to manage almost all their financial needs online. Further, our Internet Banking service goes beyond fulfilling the routine banking needs of customers by enabling them to buy mutual funds, insurance, forex and gold online.

“Our strategy for fiscal 2011 was to pursue profitable growth on the back of an improved funding profile. Accordingly, we articulated the “5Cs” strategy for fiscal 2011 with sharp focus on Credit growth, CASA mobilisation, Cost optimisation, Credit quality improvement and Customer service. We have made substantial progress on all these parameters, resulting in an improvement in our Return on Assets (RoA) and Return on Equity (RoE). Going forward, our endeavour will be to further build on the growth momentum and to continue our focus on the 5Cs. We are committed to further expanding our RoA and improving the RoE for our shareholders.“

N. S. KANNAN
Executive Director and
Chief Financial Officer

MERGER OF THE BANK OF RAJASTHAN LIMITED WITH ICICI BANK

The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated within the meaning of Companies Act, 1956 and licensed by Reserve Bank of India (RBI) under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank/the Bank) with effect from close of business on August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by RBI vide its order DBOD No. PSBD 2599/16.01.056/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10 each fully paid-up for every 118 equity shares of Rs. 10 each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares, which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

SUBSIDIARY COMPANIES

At March 31, 2011, ICICI Bank had 17 subsidiaries as listed in the following table:

Domestic Subsidiaries	International Subsidiaries

ICICI Prudential Life Insurance Company Limited	ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited	ICICI Bank Canada
ICICI Prudential Asset Management	ICICI Bank Eurasia
Company Limited	Limited Liability Company
ICICI Prudential Trust Limited	ICICI Securities Holdings Inc.2
ICICI Securities Limited	ICICI Securities Inc.3
ICICI Securities Primary Dealership Limited	ICICI International Limited
ICICI Venture Funds Management
Company Limited
ICICI Home Finance Company Limited
ICICI Investment Management
Company Limited
ICICI Trusteeship Services Limited
ICICI Prudential Pension Funds
Management Company Limited1

1.	Subsidiary of ICICI Prudential Life Insurance Company Limited.
2.	Subsidiary of ICICI Securities Limited.
3.	Subsidiary of ICICI Securities Holdings Inc.

The Ministry of Corporate Affairs (MCA) vide its Circular No.51/12/2007-CL-III dated February 8, 2011 has granted general exemption under Section 212(8) of the Companies Act, 1956 to companies from attaching the accounts of their subsidiaries in their annual reports subject to fulfillment of certain conditons prescribed. The Board of Directors of the Bank at its Meeting held on April 28, 2011 noted the provisions of the circular of MCA and passed the necessary resolution granting the requisite approvals for not attaching the balance sheet, profit & loss account, report of the board of directors and report of the auditors of each of the subsidiary companies to the accounts of the Bank for fiscal 2011. The

Annual Report 2010-2011     9

“During the last 18 months, we have invested in empowering our customer facing staff and in building a culture of ownership and service orientation. All ICICIans carry the conviction of making Khayaal Aapka come alive to our customers”

K. RAMKUMAR
Executive Director

Directors’ Report

Bank will make available these documents/details upon request by any Member of the Bank. These documents/details will be available on the Bank’s website (www.icicibank.com) and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate Office and also at the registered offices of the concerned subsidiaries. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank’s consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities. A summary of key financials of the Bank’s subsidiaries is also included in this Annual Report.

DIRECTORS

The RBI vide its letter dated June 24, 2010 approved the appointment of Rajiv Sabharwal as an Executive Director of the Bank. The Members approved his appointment at the Sixteenth Annual General Meeting (AGM) held on June 28, 2010.

Narendra Murkumbi retired by rotation on June 28, 2010 at the last AGM and did not seek re-appointment. The valuable guidance and contribution made by Narendra Murkumbi was recognised by the Board.

Pursuant to the provisions of the Banking Regulation Act, 1949, M. K. Sharma retired from the Board effective January 31, 2011 on completion of eight years as a non-executive Director of the Bank. The Board placed on record its deep appreciation and gratitude for his guidance and contribution to the Bank.

In terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Bank, V. Prem Watsa, M. S. Ramachandran and K. Ramkumar would retire by rotation at the forthcoming AGM and are eligible for re-appointment. M. S. Ramachandran and K. Ramkumar have offered themselves for re-appointment. V. Prem Watsa has expressed his desire not to seek re-appointment as a Director as his maximum permissible tenure of eight years as a non-executive Director of the Bank would end on January 28, 2012. A Resolution is proposed to the Members in the Notice of the current AGM to this effect and also not to fill up the vacancy caused by the retirement of V. Prem Watsa at this meeting or any adjourned meeting thereof.

AUDITORS

The auditors, S.R. Batliboi & Co., Chartered Accountants, will retire at the ensuing AGM. As recommended by the Audit Committee, the Board has proposed the appointment of S.R. Batliboi & Co., Chartered Accountants as statutory auditors for fiscal 2012. Their appointment is subject to approval of RBI. You are requested to consider their appointment.

PERSONNEL

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the Annexure to the Directors’ Report.

APPOINTMENT OF NOMINEE DIRECTORS ON THE BOARDS OF ASSISTED COMPANIES

Erstwhile ICICI Limited (ICICI) had a policy of appointing nominee directors on the boards of certain borrower companies based on loan covenants, with a view to enable monitoring of the operations of those companies. Subsequent to the merger of ICICI with ICICI Bank, the Bank continues to nominate directors on the boards of assisted companies. Apart from the Bank’s employees, experienced professionals from various fields are appointed as nominee directors. At March 31, 2011, ICICI Bank had 19 nominee directors of whom 16 were employees of the Bank, on

Mobile Banking

Our innovations in Mobile Banking have transformed the mobile phone into a personal banking assistant for our customers. Be it simple SMS alerts, service requests using Instant Messaging or the iMobile application, our wide range of Mobile Banking services takes care of our customers’ varied needs.

Today, customers can use their mobile phones not only to check account balances and transfer funds but also to apply for a loan. Our innovative Mobile Banking service takes convenience to a different level by enabling customers to buy flight and movie tickets and also shop for apparels, books and flowers.

Annual Report 2010-2011     11

ATM

The ICICI Bank ATM is much more than just a money-dispensing machine. Our state-of-the-art technology has led to redefining convenience for the customer. With newly introduced innovative features, our ATM is now equipped to take care of banking needs that go beyond basic cash withdrawal. Today our ATMs offer services such as opening fixed deposits, payment of credit card & utility bills, payment of insurance premium, mobile re-charges and ‘Ultra Fast Cash’ which facilitates withdrawal of Rs. 5,000 in a single click.

We have used technology to transform our vast network of ATMs to provide greater convenience & efficiency to our customers, thereby almost making them a network of mini branches.

“We will continue to focus on delivering the promise of Khayaal Aapka to our customers. Leveraging technology for greater customer convenience, and enhancing the service experience across all channels will be key elements of our strategy. As part of our value proposition, we will continue to offer appropriate credit products to our customers and thus sustain the momentum of growth in our loan portfolio. In addition to expanding and deepening our urban franchise, we will also increase our penetration in rural markets to enhance financial inclusion.”

RAJIV SABHARWAL
Executive Director

the boards of 34 assisted companies. The Bank has a Nominee Director Cell for maintaining records of nominee directorships.

RISK MANAGEMENT FRAMEWORK

The Bank’s risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks, as follows:

●
The Risk Committee of the Board reviews risk management policies of the Bank in relation to various risks. The Risk Committee reviews various risk policies pertaining to credit, market, liquidity, operational and outsourcing risks, review of the Bank’s stress testing framework and group risk management framework. The Committee reviews the risk profile of the Bank through periodic review of the key risk indicators and risk profile templates and annual review of the Internal Capital Adequacy Assessment Process. The Committee also reviews the risk profile of its overseas banking subsidiaries annually. The Risk Committee reviews the Bank’s compliance with risk management guidelines stipulated by the Reserve Bank of India and of the status of implementation of the advanced approaches under the Basel framework. The Risk Committee also reviews the stress-testing framework as part of the Internal Capital Adequacy Assessment Process (ICAAP). The stress testing frame work included a wide range of Bank-specific and market (systemic) scenarios. Linkage of macroeconomic factors to stress test scenarios was documented as a part of ICAAP. The ICAAP exercise covers the domestic and overseas operations of the Bank, the banking subsidiaries and the material non-banking subsidiaries. The Risk Committee also reviews the Liquidity Contingency Plan (LCP) for the Bank and the threshold limits.

●
Apart from sanctioning credit proposals, the Credit Committee of the Board reviews developments in key industrial sectors and the Bank’s exposure to these sectors as well as to large borrower accounts. The Credit Committee also reviews the non-performing loans, accounts under watch, overdues and incremental sanctions.

●
The Audit Committee of the Board provides direction to and also monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of RBI and statutory auditors.

●	The Asset Liability Management Committee is responsible for managing liquidity and interest rate risk and reviewing the asset-liability position of the Bank.

A summary of reviews conducted by these committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups namely the Risk Management Group (RMG), Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention and Reputation Risk Management Group (FCPRRMG), with a mandate to identify, assess and monitor all of the Bank’s principal risks in accordance with well-defined policies and procedures. RMG is further organised into Credit Risk Management Group, Market Risk Management Group and Operational Risk

Annual Report 2010-2011     13

Directors’ Report

Management Group. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank’s risk management policies and methodologies. The internal audit and compliance groups are responsible to the Audit Committee of the Board.

CORPORATE GOVERNANCE

The corporate governance framework in ICICI Bank is based on an effective independent Board, the separation of the Board’s supervisory role from the executive management and the constitution of Board Committees, generally comprising a majority of independent/non-executive Directors and chaired by independent/non-executive Directors, to oversee critical areas.

I.  Philosophy of Corporate Governance

ICICI Bank’s corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders. The corporate governance framework adopted by the Bank already encompasses a significant portion of the recommendations contained in the ‘Corporate Governance Voluntary Guidelines 2009’ issued by the Ministry of Corporate Affairs, Government of India.

Whistle Blower Policy
ICICI Bank has formulated a Whistle Blower Policy. In terms of this policy, employees of ICICI Bank and its group companies are free to raise issues, if any, on breach of any law, statute or regulation by the Bank and on the accounting policies and procedures adopted for any area or item and report them to the Audit Committee through specified channels. This mechanism has been communicated and posted on the Bank’s intranet.

ICICI Bank Code of Conduct for Prevention of Insider Trading
In accordance with the requirements of the Securities and Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations, 1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Group Code of Business Conduct and Ethics
The Board of Directors has approved a Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group. The Code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is also available on the website of the Bank (www.icicibank.com). Pursuant to Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management is given on page 32 of the Annual Report.

CEO/CFO Certification
In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Executive Director & Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Board of Directors
ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 1956 and listing agreements entered into with stock exchanges, and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted nine committees, namely, Audit Committee, Board Governance,

Phone Banking

At ICICI Bank we have created one of Asia’s largest in-house Phone Banking services that is available to our customers at any time of the day.

To take convenience to a new level, we have harnessed technology to offer evolved services, which not only enable our customers to register banking queries efficiently but also carry out transactions. Customers can now pay their utility and credit card bills through our Interactive Voice Response system. What’s more, our Phone Banking service is available in various regional languages, enables instantaneous password generation for Internet Banking and even has an ‘auto-dialer’ facility through which our customers can request for a call back.

Annual Report 2010-2011     15

Directors’ Report

Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Risk Committee, Share Transfer & Shareholders’/ Investors’ Grievance Committee and Committee of Executive Directors. These Board Committees other than the Committee of Executive Directors mainly consist of independent/non-executive Directors and most of the Committees are chaired by independent/non-executive Directors.

At March 31, 2011, the Board of Directors consisted of 12 members. There were nine Meetings of the Board during fiscal 2011 - on April 24, April 30, May 18, May 23, June 28, July 31 and October 29 in 2010 and January 24 and February 17-18 in 2011. The names of the Directors, their attendance at Board Meetings during the year, attendance at last AGM and the number of other directorships and Board Committee memberships held by them at March 31, 2011 are set out in the following table:

			Number of other directorships
Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 28, 2010)	Of Indian companies1	Of other companies2	Number of other committee3 memberships
Non-Executive Director
K. V. Kamath	9	Present	3	1	1
Independent Directors
Sridar Iyengar	7	Present	7	5	5(2)
Homi Khusrokhan	9	Present	4	4	4(1)
L. N. Mittal (upto May 2, 2010)	—	N.A.	N.A.	N.A.	N.A.
Narendra Murkumbi (upto June 28, 2010)	3	Absent	N.A.	N.A.	N.A.
Anupam Puri (upto May 2, 2010)	1	N.A.	N.A.	N.A.	N.A.
Anup K. Pujari(a) (b)	2	Present	—	—	—
M. S. Ramachandran(b)	6	Present	4	1	2
Tushaar Shah(b) (w.e.f May 03, 2010)	5	Present	—	—	—
M. K. Sharma (upto January 30, 2011)	8	Present	N.A.	N.A.	N.A.
V. Sridar	8	Present	8	3	8(4)
Marti G. Subrahmanyam(b) (upto May 2, 2010)	1	N.A.	N.A.	N.A.	N.A.
V. Prem Watsa	1	Absent	—	14	—
Wholetime Directors
Chanda Kochhar	9	Present	4	4	—
N.S. Kannan	9	Present	4	2	1
K. Ramkumar	9	Present	2	—	1
Rajiv Sabharwal (w.e.f June 24, 2010)	5	Present	3	—	1
Sandeep Bakhshi (upto July 31, 2010)	6	Present	N.A.	N.A.	N.A.
Sonjoy Chatterjee (upto April 29, 2010)	—	N.A.	N.A.	N.A.	N.A.

(a)	Nominee of Government of India.
(b)	Also participated in one Meeting through tele-conference.
1.	Comprises companies as per the provisions of Section 278 of the Companies Act, 1956.
2.	Comprises foreign companies and other companies that are excluded as per the provisions of Section 278 of the Companies Act, 1956 but excludes foreign companies not for profit.
3.
Comprises only Audit Committee and Share Transfer & Shareholders’/Investors’ Grievance Committee of all public limited companies whether listed or not but excludes committees of private limited companies, foreign companies and companies incorporated under Section 25 of the Companies Act, 1956. Figures in parentheses indicate Committee Chairpersonships.

No Director of the Bank was a member of more than 10 committees or acted as Chairperson of more than five committees across all companies in which he/she was a Director.

II.  Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/ advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the CFO (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

The Audit Committee currently comprises four independent Directors and is chaired by Sridar Iyengar. There were seven Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, Chairman	7
M.K. Sharma, Alternate Chairman (upto January 30, 2011)	6
Homi Khusrokhan, Alternate Chairman (Member w.e.f. April 24, 2010 and Alternate Chairman w.e.f. January 31, 2011)	6
Narendra Murkumbi (upto April 24, 2010)	1
M.S. Ramachandran (w.e.f. January 31, 2011)	N.A.
V. Sridar	7

Annual Report 2010-2011     17

Directors’ Report

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and wholetime Directors of ICICI Bank and its subsidiary companies.

Composition

The Board Governance, Remuneration & Nomination Committee currently comprises three non-executive Directors and is chaired by Sridar Iyengar, an independent Director. There were seven Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. K. Sharma, Chairman (upto January 30, 2011)	6
Sridar Iyengar, Chairman1 (Member w.e.f April 24, 2010 and Chairman w.e.f. January 31, 2011)	4
K. V. Kamath	7
Anupam Puri (upto April 24, 2010)	1
Marti G. Subrahmanyam (upto April 24 , 2010)	1
V. Prem Watsa2 (w.e.f. April 24, 2010)	1
1.	Also participated in two Meetings through tele-conference.
2.	Also participated in one Meeting through tele-conference.

Remuneration policy

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors. The recommendations of the Committee are based on evaluation of the wholetime Directors on certain parameters.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors for fiscal 2011 and details of stock options granted for the three years ended March 31, 2011:

			Details of Remuneration (Rs.)
	Chanda	N.S.	K. Ramkumar	Rajiv	Sandeep	Sonjoy
	Kochhar	Kannan		Sabharwal1	Bakhshi2	Chatterjee3
Basic	11,520,000	7,620,000	7,620,000	6,533,233	2,980,000	613,833
Performance	8,286,336	5,481,066	5,481,066	4,978,520	2,143,514	—
bonus for fiscal
20114
Allowances and	8,000,493	5,566,772	6,100,268	4,753,586	1,956,399	1,818,915
perquisites5
Contribution to	1,382,400	914,400	914,400	783,988	357,600	73,660
provident fund
Contribution to	1,728,000	—	1,143,000	—	447,000	—
superannuation
fund

			Details of Remuneration (Rs.)
	Chanda	N.S.	K. Ramkumar	Rajiv	Sandeep	Sonjoy
	Kochhar	Kannan		Sabharwal1	Bakhshi2	Chatterjee3
Contribution to	959,616	634,746	634,746	544,218	248,234	51,132
gratuity fund
Stock options (Numbers)
Fiscal 20114	210,000	105,000	105,000	105,000	—	—
Fiscal 20106	210,000	105,000	105,000	100,000	115,000	—
Fiscal 2009	—	—	—	—	—	—

1.
Appointed as wholetime Director effective June 24, 2010. The remuneration for the year includes the remuneration paid prior to the appointment as wholetime Director. The performance bonus for the year includes the bonus amount applicable to Rajiv Sabharwal during his designation as Senior General Manager prior to his appointment as wholetime Director.

2.	Remuneration paid upto July 31, 2010. Performance bonus applicable for the part of year during his tenure as Deputy Managing Director.
3.	Remuneration paid till April 29, 2010.
4.	Subject to RBI approval.
5.
Allowances and perquisites exclude valuation of the employee stock options exercised during fiscal 2011 as it does not constitute remuneration for the purposes of Companies Act, 1956. However tax has been paid in accordance with the provisions of the Income Tax Act.

6.
Excludes special grant of stock options approved by RBI on January 17, 2011 aggregating to 250,000 for Chanda Kochhar and 150,000 each for N. S. Kannan, K. Ramkumar, Rajiv Sabharwal and Sandeep Bakhshi.

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. The Board at its meeting held on April 28, 2011 decided to revise and merge the present cash allowances consisting of leave travel allowance, house rent allowance and medical reimbursement under one head namely supplementary allowance for wholetime Directors. Consequently, the Managing Director & CEO, Chanda Kochhar shall be paid supplementary allowance of Rs. 700,000 per month, N. S. Kannan, Executive Director & CFO and K. Ramkumar, Executive Director shall each be paid a supplementary allowance of Rs. 480,000 per month and Rajiv Sabharwal, Executive Director shall be paid a supplementary allowance of Rs. 465,000 per month effective April 1, 2011, subject to approval of RBI and Members. Approval of Members for the same is being sought at the current AGM.

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 1956 or the Central Government. The Board of Directors has approved the payment of Rs. 20,000 as sitting fees for each Meeting of Board or Committee attended. This amount is within the limits prescribed by the Ministry of Corporate Affairs vide its Notification dated July 24, 2003. Approval of the Members for payment of sitting fees to the Directors was obtained at the AGM held on August 20, 2005. The Board of Directors has approved payment of remuneration of Rs. 2,000,000 per annum to K. V. Kamath plus payment of sitting fees, maintaining a Chairman’s office at the Bank’s expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/ other expenses and allowances for attending to his duties as Chairman of the Bank. The Members of the Company vide Resolution passed by way of postal ballot the result of which was declared on February 13, 2009 had approved the above payment of remuneration. RBI and the Central Government have vide their letters dated March 12, 2009 and January 8, 2010 respectively approved the payment of above remuneration.

Annual Report 2010-2011     19

Directors’ Report

Information on the total sitting fees paid to each non-wholetime Director during fiscal 2011 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (Rs.)
K. V. Kamath	1,060,000
Sridar Iyengar	460,000
Homi Khusrokhan	460,000
L. N. Mittal	-
Narendra Murkumbi	140,000
Anupam Puri	40,000
M. S. Ramachandran	640,000
Tushaar Shah	140,000
M. K. Sharma	1,060,000
V. Sridar	480,000
Marti G. Subrahmanyam	60,000
V. Prem Watsa	60,000
Total	4,600,000

The details of shares and convertible instruments of the Bank, held by the non-wholetime Directors as on March 31, 2011 are set out in the following table:

Name of Director	Instrument	No. of shares held
K. V. Kamath	Equity	490,000
Sridar Iyengar	—	—
Homi Khusrokhan	Equity	5001
Anup K. Pujari	—	—
M. S. Ramachandran	Equity	500
Tushaar Shah	—	—
V. Sridar	—	—
V. Prem Watsa	—	—

1.  500 shares held jointly with relatives.

IV. Corporate Social Responsibility Committee

Terms of reference

The Board of Directors at its Meeting held on October 30, 2009 constituted the Corporate Social Responsibility Committee. The Committee is empowered to review the corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, make recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group and to review and implement, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by RBI or any other body.

Composition

The Corporate Social Responsibility Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by M. S. Ramachandran. Two Meetings of the Committee were held during fiscal 2011. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. K. Sharma, Chairman (upto January 30, 2011)	2
M. S. Ramachandran, Chairman (Chairman w.e.f. January 31, 2011)	N.A.
Anup K. Pujari	Nil
Tushaar Shah (w.e.f. July 31, 2010)	2
Chanda Kochhar	2

V.  Credit Committee

Terms of reference

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorisation approved by the Board.

Composition

The Credit Committee currently comprises four Directors including three non- executive Directors and the Managing Director & CEO. The Committee is chaired by K. V. Kamath. There were twenty-one Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, Chairman	20
Homi Khusrokhan (w.e.f. January 31, 2011)	3
Narendra Murkumbi (upto April 24, 2010)	3
M.S. Ramachandran	20
M. K. Sharma (upto January 30, 2011)	18
Chanda Kochhar	21

VI. Customer Service Committee

Terms of reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

The Customer Service Committee currently comprises four Directors including three non-executive Directors and the Managing Director & CEO. It is chaired by K. V. Kamath. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, Chairman	6
Narendra Murkumbi (upto June 28, 2010)	Nil
Anup K. Pujari (upto July 31, 2010)	Nil
M. S. Ramachandran	6
M.K. Sharma (upto January 30, 2011)	4
V. Sridar (w.e.f. January 31, 2011)	1
Chanda Kochhar	5

Annual Report 2010-2011     21

Directors’ Report

VII. Fraud Monitoring Committee

Terms of reference

The Committee monitors and reviews all frauds involving an amount of Rs. 10.0 million and above so as to identify the systemic lacunae, if any, that may have facilitated perpetration of the fraud and put in place measures to rectify the same, identify the reasons for delay in detection, if any, report to top management of the Bank and RBI, monitor progress of investigation, and recovery position, ensure that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time and review of efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

The Fraud Monitoring Committee currently comprises six Directors, including four non- executive Directors. The Committee is chaired by V. Sridar. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M.K. Sharma, Chairman (upto January 30, 2011)	4
V. Sridar, Chairman (Chairman w.e.f. January 31, 2011)	4
K. V. Kamath	6
Homi Khusrokhan (w.e.f. January 31, 2011)	1
Anup K. Pujari (w.e.f. July 31, 2010)	Nil
Chanda Kochhar	6
Sandeep Bakhshi (upto July 31, 2010)	2
Rajiv Sabharwal (w.e.f. July 31, 2010)	4

VIII. Risk Committee

Terms of reference

The Committee is empowered to review ICICI Bank’s risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee is also empowered to review risk return profile of the Bank, capital adequacy based on risk profile of the Bank’s balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures and implementation of enterprise risk management.

Composition

The Risk Committee currently comprises six Directors including five non-executive Directors and the Managing Director & CEO. It is chaired by K. V. Kamath. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, Chairman	5
Sridar Iyengar	5
Anup K. Pujari	2
Marti G. Subrahmanyam (upto April 24, 2010)	1
V. Sridar (w.e.f. April 24, 2010)	4
V. Prem Watsa	1
Chanda Kochhar	5

IX. Share Transfer & Shareholders’/Investors’ Grievance Committee

Terms of reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders’ and investors’ complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

The Share Transfer & Shareholders’/Investors’ Grievance Committee is chaired by Homi Khusrokhan. The Committee currently comprises three Directors including two independent Directors. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M.K.Sharma, Chairman (upto January 30, 2011)	5
Homi Khusrokhan, Chairman (Member w.e.f. April 24, 2010 and Chairman w.e.f. January 31, 2011)	4
Narendra Murukumbi (upto April 24, 2010)	Nil
V. Sridar (w.e.f. January 31, 2011)	Nil
N. S. Kannan	5

Sandeep Batra, Senior General Manager is the Group Compliance Officer & Company Secretary. 111 shareholder complaints received in fiscal 2011 were processed. At March 31, 2011, no complaints were pending.

X. Committee of Executive Directors

Terms of reference

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per the authorisation approved by the Board, approval of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, programme lending within each business segment and asset or liability category, including permissible deviations. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank or its Group Companies through execution of Power of Attorney, if required under the Common Seal of the Bank and further exercises powers in relation to premises and property related matters.

Composition

The Committee of Executive Directors currently comprises all four whole time Directors and is chaired by Chanda Kochhar, Managing Director & CEO. The other Members are N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

XI. Other Committees

In addition to the above, the Board has from time to time constituted various committees namely, Asset-Liability Management Committee, Committee for Identification of Wilful Defaulters, Grievance Redressal

Annual Report 2010-2011     23

Directors’ Report

Committee for borrowers identified as Wilful Defaulters, Committee of Senior Management (comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees (all comprising executives). These committees are responsible for specific operational areas like asset-liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Fourteenth AGM Fifteenth AGM Extra-ordinary General Meeting Sixteenth AGM	Saturday, July 26, 2008 Monday, June 29, 2009 Monday, June 21, 2010 Monday, June 28, 2010	2.00 p.m. 1.30 p.m. 1.30 p.m. 1.30 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

The details of the Resolution passed under Section 44A of the Banking Regulation Act, 1949 and Reserve Bank of India’s guidelines for merger/amalgamation of private sector banks dated May 11, 2005 are given below.

General Body Meeting	Day, Date	Resolution
Extra-ordinary General Meeting	Monday, June 21, 2010	Merger of The Bank of Rajasthan Limited with ICICI Bank Limited (passed by requisite majority as provided under Section 44A of the Banking Regulation Act, 1949)

Postal Ballot

At present, no special resolution is proposed to be passed through postal ballot. No resolution was passed through postal ballot during fiscal 2011.

XIII. Disclosures

1.	There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank’s interests. The Bank has no promoter.

2.
Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities & Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed below:

●	No penalties or strictures have been imposed on the Bank by any of the stock exchanges or SEBI for any non-compliance on any matter relating to capital markets during the last three years.

●	RBI, vide letter dated April 26, 2011, has imposed a penalty of Rs. 1.5 million on the Bank along with 18 other banks for violation of the guidelines on derivatives and extant instructions thereunder.

3.	In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

XIV. Means of Communication

It is ICICI Bank’s belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank‘s website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank’s strategy, business segments, financial performance, operational performance, share price movements and the latest press releases.

ICICI Bank’s dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank’s share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Singapore Stock Exchange and Japan Securities Dealers Association from time to time.

As required by SEBI and the listing agreements, ICICI Bank files its financial and other information on the Corporate Filing and Dissemination System.

ICICI Bank’s quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bangalore, Hyderabad, Cochin editions) or the Business Standard (Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions), and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank’s website.

The Management’s Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

General Body Meeting	Day, Date & Time	Venue
Seventeenth AGM	Monday, June 27, 2011 1.30 p.m	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Financial Calendar	:	April 1 to March 31
Book Closure	:	June 4, 2011 to June 27, 2011
Dividend Payment Date	:	June 28, 2011
Listing of equity shares/ADSs on Stock Exchanges (with stock code)
Stock Exchange	Code for ICICI Bank
Bombay Stock Exchange Limited (BSE)	532174
Phiroze Jeejeebhoy Towers	&
Dalal Street, Mumbai 400 001	6321741
National Stock Exchange of India Limited (NSE)	ICICIBANK
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai 400 051
New York Stock Exchange (ADSs)2	IBN
11, Wall Street, New York, NY 10005, United States of America

1.	FII segment of BSE.
2.	Each ADS of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees on its capital for the relevant periods to BSE and NSE where its equity shares are listed and NYSE where its ADSs are listed.

Annual Report 2010-2011     25

Directors’ Report

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2011 on BSE and NSE are set out in the following table:

		BSE			NSE
Month	High Rs.	Low Rs.	Volume	High Rs.	Low Rs.	Volume	Total Volume on BSE and NSE
April 2010	997.95	918.10	12,535,994	997.80	918.00	84,117,665	96,653,659
May 2010	937.90	809.40	15,992,523	936.90	809.35	94,701,942	110,694,465
June 2010	902.00	816.90	14,254,026	900.40	817.50	84,532,263	98,786,289
July 2010	926.50	840.10	9,682,699	928.70	840.05	63,169,412	72,852,111
August 2010	1,012.55	939.75	12,027,278	1,013.00	939.55	88,641,472	100,668,750
September 2010	1,128.40	994.60	10,715,288	1,127.75	995.00	73,668,966	84,384,254
October 2010	1,161.65	1,090.30	9,763,021	1,163.00	1,089.05	75,532,788	85,295,809
November 2010	1,269.70	1,117.25	9,667,547	1,273.35	1,116.25	90,120,342	99,787,889
December 2010	1,190.15	1,057.20	9,879,510	1,191.15	1,058.30	81,019,901	90,899,411
January 2011	1,143.60	1,000.70	15,682,632	1,144.85	1,001.15	99,452,527	115,135,159
February 2011	1,057.95	951.10	11,038,536	1,057.00	951.35	86,603,211	97,641,747
March 2011	1,112.75	996.45	10,776,829	1,116.20	996.60	82,174,857	92,951,686
Fiscal 2011	1,269.70	809.40	142,015,883	1,273.35	809.35	1,003,735,346	1,145,751,229

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2011 on the NYSE are given below:

Month	High (US$)	Low (US$)	Number of ADS traded
April 2010	45.79	40.81	49,881,511
May 2010	42.43	34.85	57,646,086
June 2010	38.97	34.96	47,010,422
July 2010	39.36	35.77	36,067,211
August 2010	42.68	40.73	44,429,157
September 2010	49.85	42.98	39,079,340
October 2010	52.58	49.45	44,074,372
November 2010	57.57	50.04	42,044,662
December 2010	53.31	46.46	34,502,499
January 2011	51.10	43.32	63,181,108
February 2011	46.24	42.31	44,328,567
March 2011	50.08	44.20	48,336,203
Fiscal 2011	57.57	34.85	550,581,138
Source: Google Finance

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex), BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2010 to March 31, 2011 is given in the following chart:

Share Transfer System

ICICI Bank’s investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I – Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is a global information technology company providing technology solutions and in addition to R&T services provides software products, managed IT Services, application software development & maintenance, payment solutions, business intelligence, document imaging & digitization, IT consulting and various transaction processing services. 3i Infotech’s quality certifications include SEI CMMI Level 5 for software business, ISO 9001:2000 for BPO (including R&T) and ISO 27001:2005 for infrastructure services.

ICICI Bank’s equity shares are traded mainly in dematerialised form. During the year, 2,822,691 equity shares involving 9,533 certificates were dematerialised. At March 31, 2011, 99.19% of paid-up equity share capital (including equity shares represented by ADS constituting 26.99% of the paid-up equity share capital) have been dematerialised.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Number of transfer deeds	3,408	2,018	2,429
Number of shares transferred	367,813	282,433	368,234

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are forwarded to BSE and NSE.

In terms of SEBI’s circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended vide circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, inter alia, reconciliation of the total admitted equity share capital

Annual Report 2010-2011     27

Directors’ Report

with the depositories and in the physical form with the total issued/paid up equity capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer & Shareholders’/Investors’ Grievance Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing off their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 50 shares) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R & T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/ requests/complaints may be directed to L.N. Rajan at the address as under:

3i Infotech Limited
International Infotech Park Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Maharashtra, India
Tel No.	: +91-22-6792 8000
Fax No.	: +91-22-6792 8099
E-mail	: investor@icicibank.com

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:
Rakesh Jha/Anindya Banerjee/Rakesh Mookim
ICICI Bank Limited
ICICI Bank Towers Bandra-Kurla Complex
Mumbai 400 051
Tel No.	: +91-22-2653 1414
Fax No.	: +91-22-2653 1175
E-mail	: ir@icicibank.com

Information on Shareholding
Shareholding pattern of ICICI Bank at March 31, 2011
Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	310,840,032	26.99
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	454,726,046	39.48
Insurance Companies	191,667,710	16.64
Bodies Corporate	46,276,533	4.02
Banks & Financial Institutions	898,069	0.08
Mutual Funds	84,308,179	7.32
Individuals	63,055,803	5.47
Total	1,151,772,372	100.00

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2011

Name of the Shareholder	No. of shares	% to total no.
		of shares
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	310,840,032	26.99
Life Insurance Corporation of India	107,847,146	9.36
Allamanda Investments Pte. Limited	57,586,922	5.00
Government of Singapore	17,152,264	1.49
Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited	17,080,000	1.48
New Perspective Fund.INC.	17,072,207	1.48
Europacific Growth Fund	16,981,777	1.47
Carmignac Geston A/c Carmignac Patrimone	13,900,000	1.21
Bajaj Allianz Life Insurance Company Limited	13,831,757	1.20
Abu Dhabi Investment Authority - Gulab	13,018,858	1.13
IVY Funds Inc Asset Strategy Fund	12,667,088	1.10
Bajaj Holdings and Investments Limited	12,176,817	1.06
Total	610,154,868	52.97

Distribution of shareholders of ICICI Bank at March 31, 2011
Range - Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	663,805	99.07	47,657,274	4.14
1,001 to 5,000	4,271	0.64	8,563,592	0.74
5,001 – 10,000	502	0.07	3,523,231	0.31
10,001 – 50,000	650	0.10	15,904,277	1.38
50,001 & above	782	0.12	1,076,123,998	93.43
Total	670,010	100.00	1,151,772,372	100.00

Disclosure with respect to shares lying in suspense account
Particulars	Shareholders	Shares
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	701	38,251
Number of shareholders who approached ICICI Bank for transfer of shares from suspense account during the year	65	3,958
Number of shareholders to whom shares were transferred from suspense account during the year	63	3,910
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	638	34,341

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has 155.42 million ADS (equivalent to 310.84 million equity shares) outstanding, which constituted 26.99% of ICICI Bank’s total equity capital at March 31, 2011. Currently, there are no convertible debentures outstanding.

Annual Report 2010-2011     29

Directors’ Report

Plant Locations – Not applicable
Address for Correspondence
Sandeep Batra
Group Compliance Officer & Company Secretary
or
Ranganath Athreya
General Manager & Joint Company Secretary
& Head Compliance - Capital Markets and Non-Banking Subsidiaries
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

Tel No.	: 91-22-2653 1414
Fax No.	: 91-22-2653 1230
E-mail	: companysecretary@icicibank.com

The Bank has complied with the mandatory and majority of non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS
a) Customer complaints in fiscal 20111,2,3

Number of complaints pending at the beginning of the period/year	2,102
Number of complaints pending with erstwhile The Bank of Rajasthan Limited at August 12, 2010	57
Number of complaints received during the period/year	155,475
Number of complaints redressed during the period/year	154,610
Number of complaints pending at the end of the period/year	3,024

1.	Post merger open/received complaints, received from erstwhile The Bank of Rajasthan Limited have been included from August 12, 2010
2.	Does not include complaints redressed within 1 working day.
3.	The complaints in year ended March 31, 2011 have increased, as ICICI Bank has started considering all critical requests as complaints from October 2009.

b)  Awards passed by the Banking Ombudsman in fiscal 2011

Number of unimplemented awards at the beginning of the period/year	0
Number of unimplemented awards at the beginning of the period/year with erstwhile The Bank of Rajasthan Limited as on August 12, 2010	2*
Number of awards passed by the Banking Ombudsman during the period/year	0
Number of awards implemented during the period/year	0
Number of unimplemented awards at the end of the period/year	0

*	The two unimplemented awards had become null & void as the appeal preferred before Appellate Authority for the same has been upheld.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, S.R. Batliboi & Co., Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank’s issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of ICICI Bank’s issued equity shares on the date of the grant (equivalent to 57.59 million shares at April 28, 2011).

Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 to 2008 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year commencing from the end of 24 months from the date of grant.

Options granted in April 2010 vest in a graded manner over a four year period with 20%, 20%, 30% and 30% of the grant vesting each year commencing from the end of 12 months from the date of grant.

On the basis of the recommendation of the Board Governance, Remuneration and Nomination Committee (BGRNC), the Board at its Meeting held on October 29, 2010 approved a grant of approximately 3.1 million options as a special measure to eligible employees and wholetime Directors of ICICI Bank and certain of its subsidiaries. Each option confers on the beneficiary a right to apply for one equity share of face value of Rs.10 of ICICI Bank at Rs.967.00 which was the average closing price of the ICICI Bank stock on the stock exchange during the six months up to October 28, 2010. 50% of the options granted would vest on April 30, 2014 and the balance 50% on April 30, 2015. The Bank has received approval of RBI for the above grant of options to wholetime Directors of the Bank.

The Board further at its meeting held on April 28, 2011 approved a grant of approximately 4.25 million options for fiscal 2011 to eligible employees and wholetime Directors (options granted to wholetime Directors being subject to RBI approval). Each option confers on the employee a right to apply for one equity share of face value of Rs. 10 of ICICI Bank at Rs.1,106.85 which was closing price on the stock exchange which recorded the highest trading volume in ICICI Bank shares on April 27, 2011. These options would vest over a four year period, with 20%, 20%, 30% and 30% respectively of the grant of vesting each year commencing from the end of 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 till July 21, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The price for options granted on or after July 22, 2004 (other than the grants made on October 29, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above disclosure is in line with the SEBI guidelines, as amended from time to time.

Particulars of options granted by ICICI Bank upto April 28, 2011 are given below:

Options granted till April 28, 20111 (excluding options forfeited/lapsed)	53,152,313
Options forfeited/lapsed	9,087,542
Options exercised	28,693,881
Total number of options in force	24,458,432
Options vested	42,706,923
Number of shares allotted pursuant to exercise of options	28,693,881
Extinguishment or modification of options	Nil
Amount realised by exercise of options (Rs.)	6,734,413,993
1. Includes Options granted to wholetime Directors pending RBI approval

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was Rs.45.06 in fiscal 2011 against basic EPS of Rs.45.27. The Bank recognised a compensation cost of Rs. 2.9 million in fiscal 2011 based on the intrinsic value of options. However if ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2011 would have been higher by Rs.905.8 million and proforma profit after tax would have been Rs. 50.60 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs.44.47 and Rs.44.27 respectively.

Annual Report 2010-2011     31

Directors’ Report

The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011 are given below.

Risk-free interest rate	5.26% to 8.42%
Expected life	6.35 to 6.87 years
Expected volatility	48.38% to 49.82%
Expected dividend yield	1.10% to 1.33%

In respect of options granted in fiscal 2011, the weighted average exercise price of the options and the weighted average fair value of the options were Rs. 972.00 per option and Rs. 535.87 per option respectively.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO, UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956

The provisions of Section 217(1)(e) of the Companies Act, 1956 relating to conservation of energy and technology absorption do not apply to the Bank. The Bank has, however, used information technology extensively in its operations.

IMPLEMENTATION OF CIRCULAR ISSUED BY MINISTRY OF CORPORATE AFFAIRS ON “GREEN INITIATIVES IN CORPORATE GOVERNANCE”

The Bank has implemented the ‘Green Initiative’ as per Circular No. 17/2011 dated April 21, 2011 and Circular No. 18/2011 dated April 29, 2011 issued by the Ministry of Corporate Affairs to enable electronic delivery of notices/documents and annual reports to shareholders.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm:

1.	that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2.
that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;

3.
that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and

4.	that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation’s growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board
K. V. Kamath
May 13, 2011	Chairman

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2011.

Chanda Kochhar
Managing Director & CEO

May 13, 2011

Auditor’s Certificate
on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited (“the Bank”) for the year ended on 31 March 2011, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For S R Batliboi & Co
Chartered Accountants
Firm’s Registration No.: 301003E
Shrawan Jalan
Mumbai	Partner
May 13, 2011	Membership No: 102102

Annual Report 2010-2011     33

Business Overview

ECONOMIC OUTLOOK

The long-term fundamentals of the Indian economy continue to be strong. These include favourable demographics, rising incomes, growing consuming class and a large investment pipeline. These growth drivers are expected to be sustained over the medium-to-long term. The growth of the economy is being driven primarily by domestic investment and consumption, with limited dependence on exports or the demand situation in other economies. In addition, the growing economic activity in rural India and the emergence of smaller cities as important growth drivers are key positive developments.

At the same time, there are some concerns, particularly with regard to inflation. Inflationary pressures emerging from commodity and food prices have shown signs of becoming more generalised, leading to the containing of inflation becoming the key priority of policy makers. In addition, the global economic environment continues to remain uncertain with slow recovery and fiscal concerns in developed markets.

We believe that while these challenges may have an impact in the short term and cause periodic volatility, the strong underlying fundamentals of the Indian economy would sustain high rates of growth over the medium to long term.

For a discussion of recent economic and regulatory developments, please refer to “Management’s Discussion & Analysis”.

BUSINESS REVIEW

During fiscal 2011, the Bank focused on 5Cs strategy – Credit growth, CASA mobilisation, Cost optimization, Credit quality improvement and Customer centricity. We believe that we have achieved substantial success on all the parameters of this strategy and are well placed to leverage on the growth opportunities in the economy.

Retail Banking

After significant moderation in previous years, retail credit growth in the system picked up pace in fiscal 2011. As per data published by RBI for the period up to March 25, 2011, year-on-year retail credit growth was about 17%.

We continue to believe that retail credit in India has robust long-term growth potential, driven by sound fundamentals of rising income levels and favorable demographic profile. We will continue to focus on select retail asset segments like housing and vehicle loans where we expect significant demand over the medium to long term. We are also seeing smaller markets beyond the large urban centres emerging as important drivers of growth in this segment. In addition, customer segments are now maturing given the increase in incomes. These distinct customer segments, with widely different requirements and risk-reward characteristics, require specialised strategies. We believe that our knowledge of the customer and insights into the Indian market position us well to take advantage of these opportunities.

Our branches are the key points of customer acquisition and service. Accordingly, our organisation structure has been shaped to provide greater empowerment to our branches. The branch network is expected to serve as an integrated channel for deposit mobilisation, selected retail asset origination and distribution of third party products as well as the focal point for customer service. The outbound sales teams have been strengthened and brought under branch supervision. They are supported by the operations and phone banking teams to deliver high quality service, customer retention and up-selling; and by a strategic product and service design team to design product and service strategies for different customer segments. We have deepened our engagement and relationship with customers and created more opportunities for cross-selling other products by introducing dedicated privilege banking areas, which are manned by specially trained privilege bankers, and exclusive wealth branches for our high net worth customers. The Bank’s focus during the year was on delivering superior customer service in line with its articulated Khayaal Aapka proposition.

During the year, we acquired The Bank of Rajasthan which substantially enhanced our branch network and strengthened our presence in northern and western India. The merger of Bank of Rajasthan added over 450 branches to our network. Including these, our branch network has increased from 1,707 branches at March 31, 2010 to 2,529 branches at March 31, 2011. We also increased our ATM network from 5,219 ATMs at March 31, 2010 to 6,055 ATMs at March 31, 2011.

During fiscal 2011, we continued our focus on increasing the proportion of low-cost retail deposits in our funding base. Our current and savings account (CASA) deposits as a percentage of total deposits increased from 41.7% at March 31, 2010 to 45.1% at March 31, 2011.

During the year, our retail disbursements increased as we focused on opportunities in residential mortgages, vehicle finance and construction equipment finance. The realignment of our retail sales and service architecture helped us increase our reach while simultaneously bringing focus towards customer service. We sourced an increasing proportion of our mortgage business through our branch network. In addition to mortgages, we also saw traction in auto loans, commercial vehicle financing and construction equipment business in fiscal 2011.

We also continued to focus on cross-selling new products and products of our life and general insurance subsidiaries to our existing customers. Cross-sell allows us to deepen our relationship with our existing customers and earn fee income. We will continue to focus on cross-sell as a means to improve profitability and offer a complete suite of products to our customers.

SMALL ENTERPRISES

Medium & small enterprises are important engines of growth and reflect India’s entrepreneurial energy. We offer complete banking solutions to small and medium enterprises across industry segments. We support the growth of the small and medium enterprises sector while adopting a cluster based financing approach for enterprises with a homogeneous profile in industries such as infrastructure, engineering, information technology, education, life-sciences and agri-based businesses. We also offer supply chain financing solutions to the channel partners of large corporates.

During fiscal 2011, we strengthened the sales and relationship coverage by increasing our presence with greater empowerment at zonal levels. This has allowed us to deepen our customer relationships and supplement the customer acquisition by leveraging our branch network along with our commercial banking franchise. The Bank also contributes significantly to the SME eco-system through multiple initiatives such SME CEOs Knowledge Series, Emerging India Awards, SME Expos and the SME Toolkit - an online business and advisory resource.

We have a long tradition of partnering entrepreneurs early in their growth phase, building lasting and mutually beneficial relationships that deliver recurring value. We will continue to further strengthen our proposition and penetration in this segment.

CORPORATE BANKING

Our corporate banking strategy is based on providing comprehensive and customised financial solutions to our corporate customers. We offer a comprehensive suite of corporate banking products including rupee and foreign currency debt, working capital credit, structured financing, loan syndication and commercial banking products and services. Our corporate and investment banking franchise is built around a core relationship team that has strong relationships with almost all of the country’s corporate houses. The relationship team is product agnostic and is responsible for managing banking relationships with clients. We have also put in place product specific teams with a view to focus on designing financial solutions for clients spread across structured finance, project finance, loan syndication and markets. The Structured Finance Group is responsible for working with the relationship team in India and our international subsidiaries and branches for structuring and execution of investment banking mandates and other transactions.

We have a Commercial Banking Group working closely with the Corporate Banking Group for growing this business through identified branches. Our strategy for growth in commercial banking, i.e. of meeting the regular banking requirements of companies for transactions and trade, is based on leveraging our strong client relationships and focusing on enhancing client servicing capability at the operational level.

We have enhanced our client servicing capability by the effective use of “Mega Branches” spread across all major commercial centres across the country catering to specialised commercial banking needs of clients. These branches have highly cohesive and dedicated customer focused transaction teams, led by senior branch heads, to service customers and provide a better transactional experience to the client. An efficient central operations team complements the service delivery capability.

Annual Report 2010-2011     35

Business Overview

The relationship team also works with our Markets Group to assist customers in devising and executing risk management strategies to address foreign currency, interest rate and liquidity risks. Our loan syndication franchise enables us to structure, underwrite and syndicate rupee and foreign currency debt with Indian and offshore investors. We have built robust sector specific syndication skills across project finance, M&A financing and structured finance to provide optimal financing solutions.

The continuing expansion of Indian companies provides significant opportunities for our corporate banking business. Our expertise lies in structuring client specific solutions coupled with seamless delivery for an enriching customer experience. We will continue to focus on increasing the granularity and stability of our revenue streams by executing our transaction banking and trade services strategy, while keeping a close watch on credit quality and further deepening our client relationships.

PROJECT FINANCE

With strong momentum in the Indian economy, there has been a significant increase in investment activity with capacity additions across sectors such as infrastructure, power, oil & gas, urban development and manufacturing. We expect a significant increase in infrastructure financing requirements going forward. The power sector will witness the execution of large projects given the energy needs of the country and the government’s energy expansion programmes. Besides requirements arising out of capacity additions, significant investments are also projected in inter-regional and regional transmission corridors for strengthening the national grid. Further, we also expect substantial development in the renewable energy segment. With the scale-up in gas production there is a need to connect India’s various regional gas pipeline systems and as such, significant investments in trunk pipeline networks are expected. The improved gas availability and pipeline connectivity is also expected to drive the expansion of the city gas network. In the transportation sector, roads and ports have seen activity. The momentum is expected to increase as the government has been bidding out new projects for development of national and state highways. With the government promoting an inclusive maritime infrastructure in the ports sector, there has been increased private participation in projects for berths and terminal development, channel deepening, port connectivity and modernisation of equipment. The railway sector is also expected to witness modernisation of railway stations, logistics development and expansion of dedicated corridors for freight. The telecom sector is expected to see continued growth due to decline in tariffs and increased focus on rural markets. Further, we also expect increased private sector investments in the development of water supply, education and healthcare infrastructure.

Our long tradition of project finance and our ability to offer structured and customised solutions position us uniquely to capitalise on these opportunities and cater to the financing requirements in the infrastructure sector. It will be our constant endeavour to add value to projects through financial structuring to ensure bankability. These services are backed by innovative structuring capabilities, sectoral expertise and sound due diligence.

INTERNATIONAL BANKING

Our international strategy is focused on meeting the foreign currency needs of our Indian corporate clients and partnering them in their global expansion, taking select trade finance exposures linked to imports to India, and achieving the status of the preferred non-resident Indian (NRI) community bank in key markets. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes. ICICI Bank currently has subsidiaries in the United Kingdom, Russia and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre and Qatar Financial Centre and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Thailand, Malaysia and Indonesia. We opened our first retail branch in Singapore in fiscal 2011, after being granted Qualified Full Banking (QFB) privileges. The Bank’s wholly owned subsidiary ICICI Bank UK PLC has eleven branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has nine branches. ICICI Bank Eurasia Limited Liability Company has one branch.

In fiscal 2011, global economic activity picked up at differential rates with emerging markets experiencing strong growth and developed markets continuing to face a phase of slow recovery. However, as the overall global economic environment improved, the pace of recovery in international trade and capital flows strengthened significantly. Exports from India crossed USD 200 billion and have reached an all-time high. In this changing environment, we continued to maintain adequate capital and focused on risk containment and liquidity management in our international operations. We also focused on improving the funding profile in our international operations. We became the first Indian bank to issue 10-year senior bonds in the international markets. We also focused on establishing and growing relationships with global multinationals that are increasingly entering and expanding in Indian markets.

We also strengthened our market position and share in remittances during fiscal 2011 and continued to develop products and service offerings to meet the requirements of the Non Resident Indian (NRI) community. The emphasis was on improving account operation via remote channels in order to cater to the customers’ needs when overseas. We launched I-Express, an instant cross-border money transfer option for NRIs through our select partners in the Middle East. The I-Express facility offers the remitter an option of visiting any partner outlet for instant credit into the beneficiary account maintained with ICICI Bank in India, at no extra cost. We also launched ‘Fixed Rupee’ on Money2India.com – a facility that enables NRIs to send the exact rupee amount remittance to India since the exchange rate is confirmed at the time of initiating the remittance.

INCLUSIVE & RURAL BANKING

In accordance with the ICICI Group’s vision of combining a sustainable business model with a social and human development agenda, the Bank has undertaken several initiatives to meet the financial services needs of the rural market. These include offering credit through our branches and dedicated field teams and financial inclusion through business correspondents. We continued to focus on improving our product and service offerings to meet the requirements of all participants in the rural market including farmers, traders, commission agents, small processors and other medium agri-corporates.

In March 2010, our Board approved a three-year financial inclusion plan that envisaged the opening of no-frill savings accounts and expanding our rural reach over the next three years along with the provision of credit to select individuals in the target segment through various product lines comprising micro-credit, kisan credit card, farm equipment loan and loan against jewellery. In fiscal 2011, we focused on building capacity to implement our financial inclusion plan and our progress against the plan targets during the year has been satisfactory. We have also focused on opening accounts for routing benefit payments under various government schemes and have received the mandate for opening accounts of individuals under these schemes in certain states.

The Bank has also identified 23 Business Correspondents having a network of 208 customer service points, to service these customers. We tied up with Vodafone and Aircel for extending basic financial services through the mobile platform. The plan is to leverage the penetration and the distribution infrastructure of the mobile network operators. We have also built lending capability in over 1,000 of our branches for products targeted towards individual customers in the agri-value chain. We also increased our product offerings in rural India by relaunching farm equipment finance with strategic tie-ups with tractor manufacturers. New product initiatives were also undertaken during the year to enhance credit flow towards the micro and small enterprises sector.

Going forward, we will continue to focus on leveraging our branch network and the network of our Business Correspondent partners to enhance financial inclusion by offering banking facilities to the unbanked, and growing our relationships with these customers over time. We will seek to play a significant role in the channeling of payments under government schemes to the beneficiaries through their bank accounts with us. We will also leverage the emerging initiatives and infrastructure, such as the Unique Identity initiative of the Government, that support financial inclusion in the country. We will seek to scale up our offerings of credit products in rural areas and across the agricultural value chain by leveraging our extensive branch network and developing appropriate product propositions for these segments.

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at delivering superior shareholder value by achieving an appropriate trade-off between risk and returns. The key risks are credit risk, market risk and operational risk. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring.

The key principles underlying our risk management framework are as follows:

The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks. Our Risk Committee reviews our risk management policies in relation

Annual Report 2010-2011     37

Business Overview

to various risks and regulatory compliance issues relating thereto. It reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk and foreign exchange risk and the limits framework, including stress test limits for various risks. It also carries out an assessment of the capital adequacy based on the risk profile of our balance sheet and reviews the status with respect to implementation of Basel norms. Our Credit Committee reviews developments in key industrial sectors and our exposure to these sectors and reviews major portfolios on a periodic basis. Our Audit Committee provides direction to and also monitors the quality of the internal audit function. Our Asset Liability Management Committee is responsible for managing the balance sheet within the risk parameters laid down by the Board/Risk Committee and reviewing our asset-liability position.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

We have dedicated groups namely the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank’s principal risks in accordance with well-defined policies and procedures. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank’s risk management methodologies. The Internal Audit Group and Compliance Group are responsible to the Audit Committee of the Board.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. All credit risk related aspects are governed by a credit and recovery policy which outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits. The credit and recovery policy is approved by our Board of Directors.

In order to assess the credit risk associated with any corporate financing proposal, we assess a variety of risks relating to the borrower and the relevant industry. We have a structured and standardised credit approval process which includes a well established procedure of comprehensive credit appraisal and credit rating. We have developed internal credit rating methodologies for rating obligors. The rating factors in quantitative and qualitative issues and credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. A risk based asset review framework has also been put in place wherein the frequency of asset review would be higher for cases with higher exposure and/or lower credit rating. Industry knowledge is constantly updated through field visits and interactions with clients, regulatory bodies and industry experts.

The Bank has a strong framework for the appraisal and execution of project finance transactions that involves a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor’s financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of the due diligence process, the Bank appoints consultants, including technical advisors, business analysts, legal counsel and insurance consultants, wherever considered necessary, to advise the lenders. Risk mitigating factors in these financings include creation of debt service reserves and channelling project revenues through a trust and retention account. The Bank’s project finance loans are generally fully secured and have full recourse to the borrower. In some cases, the Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors’ equity holding in the project company. The Bank’s practice is to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into.

In case of retail loans, sourcing and approval are segregated to achieve independence. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies/operating notes proposed for approval by the Board of Directors or forums authorised by the Board of Directors. The Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting/implementing policy changes. The Retail Credit and Policy Group is an independent unit which focuses on policy formulation and portfolio tracking and monitoring. In addition, we also have a Business Intelligence Unit to provide support for analytics, score card development and database management. Our Credit Administration Unit services various retail business units.

Our credit officers evaluate retail credit proposals on the basis of the product policy approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group. These criteria vary across product segments but typically include factors like the borrower’s income, the loan-to-value ratio and demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or technical teams. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralised delinquent database and reviews the borrower’s profile. In making our credit decisions, we also draw upon reports from credit information bureaus. We also use the services of certain fraud control agencies operating in India to check applications before disbursement.

In addition, the Credit and Treasury Middle Office Groups and the Operations Group monitor operational adherence to regulations, policies and internal approvals. We have centralised operations to manage operational risk in most back office processes of the Bank’s retail loan business. The Fraud Prevention Group manages fraud related risks through forensic audits and recovery of fraud losses. The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Our credit approval authorisation framework is laid down by our Board of Directors. We have established several levels of credit approval authorities for our corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Corporate Agriculture Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively. Individual executives have been delegated with powers in case of policy based retail products to approve financial assistance within the exposure limits set by our Board of Directors.

Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for the Bank is the interest rate risk we are exposed to as a financial intermediary. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, exchange rate risk on foreign currency positions and credit spread risk. These risks are controlled through limits such as duration of equity, earnings at risk, value-at-risk, stop loss and liquidity gap limits. The limits are stipulated in our Investment Policy, ALM Policy and Derivatives Policy which are reviewed and approved by our Board of Directors.

The Asset Liability Management Committee, which comprises wholetime Directors and senior executives meets on a regular basis and reviews the trading positions, monitors interest rate and liquidity gap positions, formulates views on interest rates, sets benchmark lending and base rates and determines the asset liability management strategy in light of the current and expected business environment. The Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically.

Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk of the overall balance sheet is measured through the use of re-pricing gap analysis and duration analysis. Interest rate gap sensitivity gap limits have been set up in addition to limits on the duration of equity and earnings at risk. Risks on trading positions are monitored and managed by setting VaR limits and stipulating daily and cumulative stop-loss limits.

The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets.

Annual Report 2010-2011     39

Business Overview

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk but excludes strategic and reputation risks. Operational risks in the Bank are managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key back-up procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of all functions into front-office, comprising business groups; mid-office, comprising credit and treasury mid-offices; back-office, comprising operations; and corporate and support functions. ICICI Bank’s operational risk management governance and framework is defined in the Operational Risk Management Policy, approved by the Board of Directors. While the policy provides a broad framework, detailed standard operating procedures for operational risk management processes are established. The policy is applicable across the Bank including overseas branches and aims to ensure clear accountability, responsibility and mitigation of operational risk. We have constituted an Operational Risk Management Committee (ORMC) to oversee the operational risk management in the Bank. The policy specifies the composition, roles and responsibilities of the ORMC. The framework comprises identification and assessment of risks and controls, new products and processes approval framework, measurement through incidents and exposure reporting, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. We have formed an independent Operational Risk Management Group for design, implementation and enhancement of the operational risk framework and to support business and operation groups in the operational risk management on an on-going basis.

TREASURY

Our treasury operations are structured along the balance sheet management function, the client-related corporate markets business and the proprietary trading activity.

During fiscal 2011, financial markets remained volatile. The government bond markets witnessed increase in benchmark yields following the emergence of inflationary concerns and the tightening monetary policy stance which impacted our government securities portfolio. Further, since October 2010, equity markets continued to remain volatile with the NIFTY declining by nearly 17% from October to February which offset the equity capital gains made during the first part of the year. These factors had an adverse impact on the Bank’s proprietary trading gains. The Bank continued to focus on the corporate bonds segment to offset this impact, and remained among the top two arrangers according to the Prime database. In respect of primary issues for the private sector, the Bank was ranked first in league table rankings. Over the last year, the Bank strengthened its relationship with the top 10 issuers and focused on increasing its distribution reach by adding over 300 provident fund trusts. The Bank also increased its geographical coverage through manpower addition at key locations.

Our balance sheet management function continued to actively manage the government securities portfolio held for compliance with SLR norms to optimise the yield on this portfolio, while maintaining an appropriate portfolio duration given the interest rate environment.

We provide foreign exchange and derivative products and services to our customers through our Markets Group. These products and services include foreign exchange products for hedging currency risk, foreign exchange and interest rate derivatives like options and swaps and bullion transactions. We also hedge our own market risks related to these products with banking counterparties.

HUMAN RESOURCES

ICICI Bank seeks to nurture a mutually beneficial relationship with its employees. This relationship is characterised by the investment which the Bank makes in its employees by providing challenging roles and assignments, opportunities for personal growth, relevant and timely performance support, training and an enabling environment. The Bank seeks to create a workplace which combines achievement orientation with care for employees. On January 5, our Founder’s Day, we formalised this employee value proposition through launch of the “Saath Aapka” campaign. Through Saath Aapka, the Bank has clearly and in a transparent manner articulated what employees can expect from the organisation. At the same time, the Bank has defined the desired competencies at various levels in the organization as “DNA anchors” which communicate to employees what the organisation expects from them. The key elements of the “Saath Aapka” proposition are:

●	Opportunities for personal growth and learning for employees, as they work towards the organisation’s growth and success.

●	An enabling work culture that facilitates the achievement of aspirational goals.

●	A merit-oriented organisation, setting high performance standards and linking rewards to performance.

●	Standing by employees in their hour of need just as employees go the extra mile for the organisation whenever there is a need for the same.

●	A winning organisation that is conscious of its larger role in society and in nation building.

During the year, the integration of Bank of Rajasthan into the Bank was a major exercise which was successfully completed. The integration process focused both on business as well as cultural integration. The people and cultural integration was achieved through well-planned communication of the Bank’s values and culture. The Bank reached out to all employees of Bank of Rajasthan and addressed their expectations and concerns. This was achieved through communication from the top management of the Bank, open house sessions jointly conducted by senior managers from Bank of Rajasthan and ICICI Bank and one-on-one sessions wherever required. Further, to align the skill sets of Bank of Rajasthan employees, special training programs were designed and conducted by the Bank.

To further augment the Bank’s efforts in providing best-in-class service to its customers, the Bank has ensured that more experienced and seasoned employees are placed in leadership roles at branches. The Bank has also ensured that the average banking experience and vintage of customer service staff at branches are enhanced, despite an increase in the number of branches. The Bank also continued its efforts in training its branch staff and other employees to increase their banking related knowledge. Through an innovative programme called Skill Through Drill, our branch staff have been trained in service skills required to deliver the Khayaal Aapka promise to our customers. The Bank has also introduced an innovative programme called the Service Assessor Programme wherein our staff is video-recorded live and feedback on service behaviors is given. This year the Bank also introduced a rigorous evaluation and certification process for all employees in customer service roles to ensure employees engaged in servicing the customers have thorough knowledge of banking regulations, processes and product features.

INFORMATION TECHNOLOGY

Our information technology strategy focuses on increasing customer convenience, reducing customer complaints and increasing turnaround and resolution timeframes. During the year, we enhanced customer offerings on self-service channels, such as value added services through ATMs, new mobile application for smart phones and a comprehensive online personal finance tool ”Money Manager”. We have also created facilities for customers to buy investment products, gold and foreign exchange through our online channel. Pursuant to the merger of the Bank of Rajasthan, we also enabled seamless transactions for the customers of Bank of Rajasthan in a short timeframe and combined the ATM and branch networks and technology infrastructure. To enable better customer service, our branch staff has been equipped with a comprehensive and single view of customer relationships. We have also enhanced our Interactive Voice Response system at our call centres to support regional Indian languages.

In fiscal 2011, we retained focus on information security and deployed new systems for robust authentication and fraud detection for on-line customers. A comprehensive network access control solution to prevent unauthorised entry into our networks was also implemented. We also continued to improve existing processes and capabilities. The monitoring of electronic devices at our branches was also centralised to enable better productivity and faster resolution times. We also built a state-of-the-art, high density, high availability data centre that is designed to flexibly handle different types of equipment. It has also been designed for scalability to handle our future requirements. Simultaneously, we have also implemented next generation system management tools which allow us to proactively monitor critical data centre and system parameters.

Annual Report 2010-2011     41

Business Overview

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life):

ICICI Life maintained its market leadership in the private sector with an overall market share of 7.3% based on retail new business weighted received premium in fiscal 2011. Effective September 1, 2010, the Insurance Regulatory and Development Authority specified changes such as cap on surrender charges, charges applicable from the sixth year of policy, an increase in minimum premium paying term and introduction of minimum guaranteed returns on pension products. ICICI Life’s total premium increased by 8.2% to Rs.178.81 billion in fiscal 2011. ICICI Life’s new business annualised premium equivalent was Rs.39.75 billion in fiscal 2011. ICICI Life achieved a profit after tax of Rs.8.08 billion in fiscal 2011. The expense ratio, defined as the ratio of expenses (excluding commission and front line sales cost) to total premium, has decreased from 19.5% in fiscal 2010 to 17.3% in fiscal 2011. ICICI Life’s unaudited New Business Profit in fiscal 2011 was Rs.7.13 billion.

ICICI Lombard General Insurance Company (ICICI General)

ICICI General maintained its leadership in the private sector with an overall market share of 9.6% in fiscal 2011. ICICI General’s gross written premium grew by 28.5% from Rs.34.31 billion in fiscal 2010 to Rs.44.08 billion during fiscal 2011. As per Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies were required to provide for losses on the third party motor pool, a multilateral reinsurance arrangement covering third party risk of commercial vehicles, at a provisional rate of 153% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122%-127%. The impact of the same on ICICI General was Rs.2.72 billion. As a result of the negative impact on this account, ICICI General recorded a loss of Rs.0.80 billion in fiscal 2011.

ICICI Prudential Asset Management Company (ICICI AMC)

ICICI AMC is the third largest asset management company in India with an average AUM of Rs. 734.66 billion for the quarter ended March 31, 2011. ICICI AMC achieved a profit after tax of Rs. 0.72 billion in fiscal 2011.

ICICI Venture Funds Management Company Limited (ICICI Venture)

ICICI Venture maintained its leadership position as a specialist alternative assets manager based in India. ICICI Venture achieved a profit after tax of Rs. 0.72 billion in fiscal 2011.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited

ICICI Securities achieved a profit after tax of Rs. 1.13 billion in fiscal 2011. ICICI Securities Primary Dealership achieved a profit after tax of Rs. 0.53 billion in fiscal 2011.

ICICI Bank UK PLC (ICICI Bank UK)

ICICI Bank UK is a full service bank that offers retail, corporate and investment banking and private banking services in the United Kingdom and Europe. During the year, ICICI Bank UK focused on liquidity management, enhancing profitability and risk containment through balance sheet consolidation. ICICI Bank UK’s profit after tax for fiscal 2011 was USD 36.6 million. At March 31, 2011, ICICI Bank UK had total assests of USD 6.4 billion. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 23.1% at March 31, 2011.

ICICI Bank Canada

ICICI Bank Canada is a full-service direct bank that offers a wide range of financial solutions to cater to personal, commercial, corporate, investment, treasury and trade requirements. ICICI Bank Canada’s profit after tax for fiscal 2011 was CAD 32.4 million. At March 31, 2011, ICICI Bank Canada had total assets of CAD 4.5 billion. ICICI Bank Canada had a capital adequacy ratio of 26.3% at March 31, 2011.

KEY RISKS

We have included statements in this annual report which contain words or phrases such as ‘will’, ‘expected to’, etc., and similar expressions or variations of such expressions, may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities both in and outside of India, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the state of the global financial system and other systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks.

CREDIT RATINGS

ICICI Bank’s credit ratings by various credit rating agencies at March 31, 2011 are given below:

Agency		Rating
Moody’s Investor Service (Moody’s)		Baa21
Standard & Poor’s (S&P)		BBB-1
Credit Analysis & Research Limited (CARE)		CARE AAA
Investment Information and Credit Rating Agency (ICRA)		LAAA
CRISIL Limited		AAA
Japan Credit Rating Agency (JCRA)		BBB+1
1.	Senior foreign currency debt ratings.

PUBLIC RECOGNITION

The Bank received several awards during fiscal 2011 in India and abroad.

●	“Most Trusted Brand“ among private sector banks in 2010 by Economic Times – Brand Equity Most Trusted Brands and ranked 7th in the list of Top 50 service brands

●	Ranked 2nd in the “Most Respected Company Awards 2011” in financial services sector by Business World

●	Ranked 1st in the “Banking and Finance category “and 9th overall in the “2010 Best Companies To Work For” by Business Today

●
“Best Financial Inclusion Initiative” and runner up for “Best Online Bank” , “Best Use Of Business Intelligence”, and “Technology Bank Of The Year” in the Banking Technology Awards 2010 by Indian Banks Association

●	Special Citation for the Fully Electronic Branch Service Channel at the Financial Insights Innovation Awards held in conjunction with Asian Financial Services Congress

●	“Most Tech-friendly Bank Award” by Business World

●	Ranked 70th in the Brandirectory league tables of the “World’s most valuable brands” by The BrandFinance® Banking 500

●	“Excellence in Remittance Business” (Worldwide), “Excellence in NRI Services” (Worldwide) and “Excellence in Private Banking Business”(APAC) by World Finance

●	“Best Trade Finance Bank” and “Best Foreign Exchange Bank” (India) by Finance Asia Country Awards for Achievement

●	“Best Trade Finance Bank” (India), by Asset Triple A

●	“Best Trade Finance Bank” (South Asia) by Global Trade Review

●	“Best Banking Security System” by Asian Banker

Annual Report 2010-2011     43

Promoting Inclusive Growth

1.	Background

For over five decades, the ICICI Group has partnered India in its economic growth and development. Promoting inclusive growth has been a priority area for the Group from both a social and business perspective. We strive to make a difference to our customers, to the society and to the nation’s development directly through our products and services, as well as through our development initiatives and community outreach.

2.	ICICI Foundation for Inclusive Growth

ICICI Foundation for Inclusive Growth (ICICI Foundation) was founded by the ICICI Group in early 2008 to carry forward and build upon its legacy of promoting inclusive growth. ICICI Foundation works with government authorities and specialised grassroots organisations to support developmental work in identified focus areas. It is committed to investing in long-term efforts to support inclusive growth through effective interventions. The objective of the Foundation is articulated in its Mission Statement:

“To empower the poor to participate in and benefit from the Indian growth process through integrated action in the fields of primary health, elementary education, financial inclusion and sustainable livelihood. This will be achieved through active collaboration with the government and independent organisations.”

Areas of focus:

a)
Primary health: ICICI Foundation works to strengthen public health delivery systems to improve the health of mothers and children in the poorest communities across India in the states of Bihar, Jharkhand, Chattisgarh, Odisha and Maharashtra. It strives to develop solutions to enable the government health systems to become more effective. Some of the key interventions in the field of primary health are:

i.
District Health Action Plans: In Bihar, ICICI Foundation has worked with Public Health Resource Network and the National Health Systems Resource Centre to support preparation of District Health Action Plans for the entire state for the third consecutive year. These plans enable proper assessment of the healthcare required and the available resources so that the central government funding can be allocated on an informed basis and focussed actions can be undertaken.

ii.
Nutrition Security Programme: This initiative aims to improve nutrition of children aged between six months and three years by enlisting and training the Mitanin (community health workers) to change dietary practices and attitudes in communities. The programme has been undertaken in partnership with the Chhattisgarh State Health Resource Centre in 23 blocks across 11 districts in Chhattisgarh. 9,000 Mitanins were trained in nutrition related issues. The intervention has resulted in improved enrolments in the anganwadis for accessing healthcare and increase in the distribution of food supplements. The household feeding practices have also improved through addition of locally available nurtritious food to the diet.

iii.
Maternal Nutrition Project: ICICI Foundation supports the Mumbai Maternal Nutrition Project, a randomised controlled trial on mother and child health. The project is designed to empower women to independently improve their, as well as, their children’s nutrition. The project succeeded in achieving its target of enrolling more than a 1,000 pregnant women and documenting nearly 700 births. The study tests the impact of enhancing micronutrient quality in women’s diets from before conception to delivery, by examining women’s health, foetal growth and their children’s development.

iv.
State Village Health Committee and Sahiyya Resource Centre: Under the National Rural Health Mission (NRHM), Sahiyyas (community health workers) play a key role in linking their communities with public health systems and act as agents for community mobilisation. The Jharkhand State Village Health Committee and Sahiyya Resource Centre was created through an innovative partnership with the Jharkhand state government, central government institutions and civil society organisations. It facilitates the implementation of the Sahiyya and Village Health Committee programmes under the NRHM. The centre has till date trained nearly 41,000 Sahiyyas.

v.
Outpatient Health Care Project: ICICI Foundation is partnering with ICICI Lombard General Insurance Company to design, part fund and implement the delivery of India’s first outpatient healthcare product for low income households. The project will offer outpatient insurance and will complement the Government of India’s national health insurance scheme for inpatient care, the Rashtriya Swasthya Bima Yojana (RSBY). To begin with, this insurance product will be offered through a pilot project in Puri district in Odisha and one district in Gujarat.

b)
Elementary education: In the field of elementary education, ICICI Foundation seeks to improve the quality of public education by strengthening the state and district-level institutional bodies. Some of the key projects undertaken are:

i.
Quality Education Programme: The Quality Education Programme is a collaborative initiative of ICICI Foundation and its partner resource organisations – Digantar, Jaipur and Vidya Bhawan Society, Udaipur – that supports government efforts to improve the quality of elementary education in Rajasthan’s Baran district. The major objectives of the project were to strengthen Baran’s District Institute of Educational Training (DIET), work with the Sarva Shiksha Abhyan (SSA) team to provide adequate academic support in the district and support selected cluster resource centres to develop model schools. This initiative targeted 125 master trainers, 4,000 teachers from the 1,498 government schools and 144,971 students. The programme has helped in improvement in the quality of in-service training and classroom teaching practices. The teacher and student attendance has also improved in the schools that were part of the project.

ii.
Consultative meeting to improve quality of education: ICICI Foundation organised a consultative meeting to share its work, emerging strategies and long-term plans with various stakeholders at India Habitat Centre, New Delhi. The meeting was attended by the Foundation’s long-standing partner organisations, representatives of the Central Government and the State Governments with whom the Foundation works or has plans to work, and independent experts and resource persons. The deliberations helped ICICI Foundation in formulating its proposed state-wide interventions for quality improvement in school education in Rajasthan and Odisha.

iii.
State-wide programme for improvements in schools education and teacher training: In Odisha, ICICI Foundation in partnership with the Government of Odisha, plans to launch a programme to improve the practices of in-service (current teachers) and pre-service (trainee teachers) teacher training in the state. The programme will build the professional capacity of teachers and educators, as well as strengthen the state’s teacher performance management mechanism. ICICI Foundation will work with the state education functionaries to facilitate reforms in line with 2005 National Curriculum Framework, including updating curricula, developing teacher training material and designing research and academic support material. The scope of this programme will cover the training of 300 master trainers who will train 4,500 teacher trainers who in turn will train 100,000 in-service teachers and 10,000 pre-service teachers.

In Rajasthan, based on the success of its Quality Education Programme, ICICI Foundation has been invited by the Government of Rajasthan to work with the State Institute of Education Research and Training (SIERT), to revamp the state’s teacher training curriculum. The proposed project seeks to revise the pre-service teacher training curriculum, build professional capacity of teacher educators, including the SIERT and DIET faculty and strengthen and improve co-ordination amongst the multi-tier academic support structure. The programme will also develop one block (in one intervention district) as an e-learning hub for supplementing in-service teachers’ training and work on development of all schools in two blocks in two districts so that the schools can become compliant with the Right to Education Act. The overall goal is to train 500 master trainers, 80-100 nodal head masters, 20,000 student teachers, 250 key resource persons and 210,000 in-service teachers, which will impact about 8 million students across the state.

Annual Report 2010-2011     45

Promoting Inclusive Growth

c)
Access to finance: ICICI Foundation facilitates financial inclusion by supporting the development of new models for delivering financial services viz. credit, savings, remittance and insurance to low-income households. In addition to the ICICI Group’s direct work in the area of financial inclusion, ICICI Foundation partners with ICICI Group companies to provide greater access to, and create awareness of finance in communities where it has established health and education programmes.

d)
Sustainable livelihoods: ICICI Foundation has broadened the scope of its work to include sustainable livelihoods in order to address the urgent need for adequate training for rural youth. Skill development training for the youth, particularly those below the poverty line, is required in order to make them employable or equip them to become entrepreneurs. The Foundation has taken up the mandate to strengthen two Rural Self-Employment Training Institutes (RSETIs) in Udaipur and Jodhpur engaged in providing training for skill development. The Foundation will focus on providing training that is culturally relevant and locally in demand, and where the input costs are low whereas the returns are relatively high and self-sustaining. It will also facilitate supply chain, credit and marketing linkages, impart basic financial training and provide placement support.

3.	Serving communities in partnership with civil society

Besides grassroot level interventions undertaken by ICICI Foundation as mentioned above, the ICICI Group companies also undertake certain other projects for the benefit of society, alongwith ICICI Foundation. These include:

a)
Read to Lead – Phase II: In Phase II of the Read to Lead programme, ICICI Bank has supported the establishment of 63 libraries that will reach out to approximately 7,200 children in the rural areas of the Jagdalpur block of Bastar district in Chhattisgarh. The programme includes building libraries, sourcing books and conducting various interactive activities to make the library a dynamic centre for learning.

b)
ICICI Fellows: The ICICI Fellows programme, launched in November 2009, aims to create a cadre of socially responsible leaders for India. The two-year programme includes experiential learning in rural or semi-urban India, as well as management training and leadership development through personalised coaching and mentorship. The first batch joined in August 2010 and are currently gaining first hand experience through working with the partner NGOs.

c)
Healthy Lokshakti: Through this initiative, ICICI Lombard works towards improving the health of mothers and children (0-1 year) in Trimbak and Peint tribal blocks of Maharashtra, in partnership with government healthcare systems. In order to reduce neo-natal and child mortality, it works to ensure that women receive good healthcare during and after their pregnancy and medical assistance during delivery.

d)
Muktangan Education Initiative: ICICI Securities supports the Mumbai-based NGO Doorstep School which enriches the schooling experience of 1,265 socio-economically disadvantaged children and supports enrollment and sustenance through activities such as reading promotion, study class, mental health support and extracurricular activities. ICICI Securities also continues to support the Muktangan Education Initiative, a partnership between the Paragon Charitable Trust and the Municipal Corporation of Greater Mumbai. Muktangan seeks to provide affordable, community-based inclusive education to underprivileged children.

e)	Payroll giving: Since 2003, ICICI Bank has facilitated employee donations to social causes through GiveIndia. Close to 6,000 employees participate in the payroll-giving programme.

f)
Employee volunteering: The “Changemakers” programme enables employees to contribute their time and talent for social change. “ChangeMakers” at one of the teams of ICICI Bank delivered employability and life-skills sessions to underprivileged youth enrolled in vocational training at Kherwadi Social Welfare Association, an NGO.

g)
Blood donation: In order to reduce the blood shortage in India, ICICI Foundation organised a blood donation camp at ICICI Bank Towers in Mumbai together with State Blood Transfusion Council (SBTC), the autonomous regulatory authority for blood banks in Maharashtra set up under the Ministry of Health. The camp received an overwhelming response from the employees and the blood donated went to SBTC’s premiere blood bank, Mahanagar Rakthpedhi (MR). MR provides safe blood and its components at the least expensive price in Mumbai. This makes blood more accessible to people from all socio-economic backgrounds. MR also regularly provides blood for free to 150 children with thalesemia and sickle cell disease. SBTC issues every a donor card that makes them eligible for one free unit of blood in the state within the next two years. The blood donation drive will now be extended across all offices of the ICICI Group in India.

h)
Speak for Smiles: Together with Toofles Foundation and CNBC-TV18, Speak for Smiles, an initiative where young students get an opportunity to interact with business leaders and learn from their experiences was launched. The events are aired on CNBC-TV18 and the proceeds generated by way of contribution from ICICI Foundation are donated to an NGO, nominated by the leaders.

4.	Improving access to financial services

ICICI Bank has partnered with Unique Identification Authority of India (UIDAI) for a pilot in Hazaribagh, Jharkhand. Under this pilot, enrollment and opening of Aadhar enabled bank accounts was undertaken and the testing of transactions has been successfully completed. ICICI Bank and ICICI Foundation participated in RBI’s outreach programme at Doba village in Jharkhand’s Lohardagga district. The outreach programme sought to raise awareness about financial inclusion and banking opportunities available to people in rural areas. ICICI Bank has formulated a financial literacy programme that educates customers on the basics of finance. The Bank conducted finance-themed street plays in Jharkhand and will extend the programme to other parts of the country. ICICI Bank has also been chosen by the Bill and Melinda Gates Foundation as one of the five international banks for their “Gateway Financial Innovation for Savings” project to promote useful savings behaviour by poor.

ICICI Prudential Life Insurance Company (ICICI Life) provides micro-insurance to India’s low-income population, as a part of a socially responsible business model. Its micro insurance product for people in rural areas, Sarv Jana Suraksha, provides insurance for a minimal premium of only Rs. 50 per annum. ICICI Life has successfully piloted a unique poverty-alleviation project in collaboration with the Micro Insurance Innovation Facility of the International Labour Organization. The project reaches out to the tea workers in Assam. ICICI Prudential Life has also set up and nurtured a Community Video Unit, JAWA at Dimakusi in Assam with Video Volunteer, an NGO. The unit produced videos, conducted several screenings, campaigns and street plays, which educated 2,000 households on preventive measures against malaria, educated 45,000 workers on financial savings and trained 45 tea workers on financial literacy who then conducted ten mass awareness campaigns covering 10,000 workers.

ICICI Lombard General Insurance Company (ICICI General) has partnered with several central and state government ministries/agencies to offer insurance coverage under various schemes of the government. Under the Rashtriya Swasthya Bima Yojana (RSBY), below poverty line workers in the unorganized sector in Uttar Pradesh, Bihar, Odisha, Gujarat, Maharashtra, Haryana and Punjab have been covered for health insurance. Biometric smart cards issued to each family capture biometric details of the family and the beneficiaries can check the balance sum insured, family details, policy details and coverage at any time during the policy period. ICICI General has also provided a unique health insurance product for weavers and their  families.  Over  1.6  million  families  have  been  covered  through  this  scheme. A special policy to provide health insurance to women involved in silkworm cultivation and their families is also operational. ICICI General is also working with a number of financial intermediaries to deliver weather insurance solutions for farmers through Weather Based Crop Insurance Scheme (WBCIS). Till date, ICICI General has insured close to 2.8 million hectares of land and 28 crop varieties through the WBCIS product.

Annual Report 2010-2011     47

Promoting Inclusive Growth

5.	Clean technology initiatives

ICICI Bank’s Technology Finance Group (TFG) implements multilateral programmes on behalf of the Government of India in the areas of collaborative research and development, energy, environment and healthcare. TFG’s initiatives include efforts to attract and channel private financing into cleaner technologies, to create public-private partnerships to mitigate greenhouse gas emissions through energy efficiency and to promote sustainable development.

TFG assisted the introduction of environmental management codes (ISO 14000) in India. It supported clean coal concepts like coal washeries and coal bed methane for the first time in India. TFG supported the development of the first electric passenger car in India, currently being exported to several countries. It also supported the introduction of municipal shared savings concept through the energy service company (ESCO) route, which help save expenditure for street lighting and water pumping. Another significant initiative was the introduction of green ratings for buildings (which helps save energy, water and emissions) through the establishment of Confederation of Indian Industry’s Green Business Centre.

In fiscal 2011, TFG in collaboration with leading institutes, has assisted various projects in the areas of solar energy, nuclear energy and drug discovery. This includes assistance to The Energy Resource Institute (TERI) for its project to build capacities of select laboratories for promoting sustainable development in energy efficiency. The laboratories would be equipped with capabilities for developing biomass energy systems, decentralised electricity solutions, waste material characterisation and solar power systems. The laboratories will also promote energy efficiency in the industry through various means including certification of solar lighting products.

Management’s Discussion & Analysis

BUSINESS ENVIRONMENT

The Bank’s financial condition, loan portfolio and results of operations have been and are in the future expected to be influenced by economic and financial conditions in India as well as globally, developments affecting the business activities of our corporate customers including increase in international commodity prices and regulatory developments in the financial sector.

During fiscal 2011, the recovery in economic activity witnessed in fiscal 2010 was sustained. Gross Domestic Product (GDP) increased by 8.6% during the first nine months of fiscal 2011, compared to a growth of 7.4% in the corresponding period of fiscal 2010. In addition, growth was fairly broad-based across the agriculture, industry and services sectors. Growth in the agriculture sector recovered to 5.7% during the first nine months of fiscal 2011 compared to 0.2% in the corresponding period of fiscal 2010. The services sector continued to grow at over 9.0% during the year. Industrial growth remained strong during the first half of fiscal 2011 with the Index of Industrial Production (IIP) recording an average growth of over 10.0%. However, there was some moderation during the subsequent months, partly due to an adverse base effect. During April 2010 to February 2011, total exports increased by 31.4% on a year-on-year basis. In view of the continued momentum in economic activity, the Central Statistical Organisation has estimated GDP to grow by 8.6% in fiscal 2011 compared to a growth of 8.0% in fiscal 2010.

Inflationary pressures continued to persist through fiscal 2011, with an increase in the latter part of the fiscal year due to higher than anticipated rise in food and oil prices. Inflation, measured by the Wholesale Price Index (WPI), after declining from a high of 11.0% in April 2010 to about 8.1% in November 2010 continued to remain at elevated levels of about 8.0% for the remaining part of the fiscal year. Inflationary pressures, though largely emanating from food and fuel prices, became broad based as manufactured products inflation showed an increase from February 2011. In view of the above, Reserve Bank of India (RBI) continued its policy tightening and liquidity management stance. During fiscal 2011, the cash reserve ratio (CRR) was increased by 25 basis points from 5.75% to 6.00%, the repo rate by 175 basis points from 5.00% to 6.75%, and the reverse repo rate by 225 basis points from 3.50% to 5.75%. In its annual policy statement for fiscal 2012, RBI further increased the repo rate by 50 basis points to 7.25% and set the reverse repo rate at 1.0% below the repo rate. In addition, during certain periods, liquidity was also impacted by events such as the auction of telecom spectrum and lower than anticipated government spending. Liquidity in the system continued to remain in deficit for a large part of fiscal 2011, particularly in the second half of the fiscal year. Banks remained net borrowers from RBI under the Liquidity Adjustment Facility (LAF) with average borrowings of about Rs. 640.00 billion on a daily basis between June 1, 2010 and March 31, 2011. The yields on 10 year government securities increased by about 17 basis points to 7.99% at March 31, 2011 as compared to 7.82% at March 31, 2010. During the latter part of fiscal 2011, RBI initiated several measures to ease systemic liquidity including decreasing the Statutory Liquidity Ratio (SLR) by 100 basis points from 25.0% to 24.0% in December 2010, providing additional liquidity support under the LAF window, operation of a second LAF on a daily basis, and open market operations for purchase of government securities.

In response to tight systemic liquidity and the rising interest rate environment, scheduled commercial banks increased their deposit rates for various maturities by 75-250 basis points between April 2010 and January 2011. The impact of rising cost of funds for banks was also reflected in lending rates with banks increasing their base rates by 95-165 basis points during the year. Banking system credit growth, after remaining subdued during fiscal 2010 recovered in fiscal 2011, following the improvement in economic activity. Non-food credit growth was 21.2% at March 25, 2011 on a year-on-year basis, compared to 17.1% at March 26, 2010. Based on sector-wise data, growth in non-food credit on a year-on-year basis till February 25, 2011 was 22.8%, which was largely driven by growth in credit to industry at 26.5% and to the services sector at 24.2%. Within industry, loans to the infrastructure sector increased by 39.7% led by power and telecommunications. During the year, there was also some recovery in growth in the personal loans segment with a year-on-year increase of 16.2% at February 25, 2011. However, deposit growth lagged credit growth in the system with total deposits increasing by 15.8% on a year-on-year basis at March 25, 2011 compared to 17.2% at March 26, 2010. The slower growth in deposits was largely due to the decline in demand deposits by 1% on a year-on-year basis at March 25, 2011 as compared to a growth of 23.4% at March 26, 2010.

Equity markets, while appreciating during fiscal 2011, continued to remain volatile as various events such as increased inflationary concerns, the European sovereign debt crisis and political events in the Middle East and North Africa impacted investor sentiments. On an overall basis, the benchmark equity index, the BSE Sensex, increased by 10.9% from 17,528 at March 31, 2010 to 19,445 at March 31, 2011. Foreign institutional investment flows into India continued to remain strong during the first ten months of the year before declining significantly during the last quarter of fiscal 2011. In addition, continued revival in external trade contributed to a surplus of US$ 11.0 billion in India’s balance of

Annual Report 2010-2011     49

Management's Discussion & Analysis

payments during the nine months of fiscal 2011. The rupee appreciated by 1.1% against the US dollar from Rs. 45.14 per US dollar at March 31, 2010 to Rs. 44.65 per US dollar at March 31, 2011.

Tight liquidity and the rising interest rate environment combined with the impact of regulatory changes, led to lower mobilisation under savings and investment products during fiscal 2011. First year retail premium underwritten in the life insurance sector decreased by 8.5% (on weighted received premium basis) to Rs. 503.68 billion in fiscal 2011 from Rs. 550.24 billion in fiscal 2010. The average assets under management of mutual funds decreased by 6.3% from Rs. 7,475.25 billion in March 2010 to Rs. 7,005.38 billion in March 2011. However, gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 21.7% to Rs. 425.69 billion in fiscal 2011.

There were a number of key regulatory developments in the Indian financial sector during fiscal 2011:

●
In December 2010, RBI imposed a regulatory ceiling on the loan-to-value ratio in respect of housing loans at 80%. However, small value loans of less than Rs. 2.0 million were permitted to have a loan to value ratio not exceeding 90%. Further, the risk weight for residential loans of Rs. 7.5 million and above was set at 125% irrespective of the loan to value ratio, as against the earlier mandated 100% for a loan to value ratio of above 75%. With respect to loans outstanding under special housing loan products with lower interest rates in initial years, the standard asset provisioning was increased from 0.4% to 2.0%.

●
In February 2011, RBI issued guidelines declassifying loans sanctioned to non-banking finance companies (NBFCs) for on-lending to individuals and entities against gold jewellery as direct agriculture lending under priority sector requirements. Similarly, investments made by banks in securitised assets originated by NBFCs, where the underlying assets were loans against gold jewellery and purchase/assignment of gold loan portfolio from NBFCs were also made ineligible for classification under agriculture sector lending.

●
RBI advised banks to henceforth not issue Tier-1 and Tier-2 capital instruments with step-up options so that these instruments remain eligible for inclusion in the new definition of regulatory capital under the Basel III framework.

●	In the Union Budget for fiscal 2012, the government enhanced priority sector eligibility ceiling for housing loans for dwelling units from Rs. 2.0 million to Rs. 2.5 million.

●
In May 2010, RBI permitted infrastructure NBFCs to avail of external commercial borrowings for on-lending to the infrastructure sector. Further, in July 2010, guidelines were issued to permit take-out financing arrangement through the external commercial borrowing route for refinancing of rupee loans availed for financing infrastructure projects particularly in the areas of seaports, airports, roads and power. In the Union Budget for fiscal 2012, the limit for investment by Foreign Institutional Investors (FIIs) in corporate bonds with residual maturity of over five years issued by companies in infrastructure sector, was raised by US$ 20 billion, taking the limit to US$ 25 billion. Further, it was also proposed to create special vehicles in the form of notified infrastructure debt funds with lower withholding tax on their interest payments and tax exemptions on their incomes.

●	In August 2010, the RBI issued a discussion paper on entry of new banks in the private sector. In January 2011, RBI also released a discussion paper on the presence of foreign banks in India.

●
In June 2010, the Insurance Regulatory and Development Authority (IRDA) introduced revisions to the regulations governing unit linked insurance products such as increase in the lock-in period from three years to five years, increase in minimum mortality cover, cap on surrender and other charges and minimum guaranteed return on pension annuity products.

●
In March 2011, IRDA conducted an audit of the third party motor insurance pool and concluded that the pool reserves needed to be enhanced significantly. Accordingly, IRDA stipulated that all general insurance companies should increase these reserves based on a provisional loss ratio of 153% for the pool for all years commencing from the year ended March 31, 2008, with the final loss ratio to be determined through a further review in fiscal 2012.

Introduction of Base Rate system

Historically, interest rates on loans extended by banks were linked to the prime lending rate (PLR) of each bank. With effect from July 1, 2010, RBI implemented a new base rate mechanism, requiring each bank to set and publicly disclose its minimum rate or “Base Rate” for all new loans and advances and renewal of existing facilities, subject to certain limited exceptions. While existing loans based on the Benchmark Prime Lending Rate (BPLR) system would continue to be linked to BPLR till their maturity, the existing borrowers have an option to migrate to the Base Rate system before the expiry of existing contracts on mutually agreed terms. Except certain categories of loans as specified by RBI, banks are not allowed to lend below the Base Rate. Under the regulation, banks must review their base rates at least once every quarter.

The Asset Liability Management Committee (ALCO) of the Bank at its meeting on June 30, 2010, set the Base Rate of ICICI Bank, called “I-Base”, at 7.50% p.a. with effect from July 1, 2010. I-Base was increased by 175 basis points, in four phases, the last such increase being to 9.25% p.a. with effect from May 7, 2011.

Change in Methodology for Computing Interest Payable on Savings Deposits

RBI had prescribed an interest rate of 3.50% on savings deposits and upto March 31, 2010 banks were required to pay this interest on the minimum outstanding balance in a savings deposit account between the tenth day and the end of the month. Effective April 1, 2010, RBI changed the methodology of computation of the interest payable and banks were required to pay interest on the daily average balance maintained in a savings deposit account. The change in methodology resulted in increase in cost of savings account deposits for banks. RBI has increased the interest rate on savings account deposits to 4.00% with effect from May 3, 2011.

Amalgamation of The Bank of Rajasthan

On May 23, 2010, the Board of Directors of ICICI Bank and the Board of Directors of The Bank of Rajasthan Limited (Bank of Rajasthan), an old private sector bank, at their respective meetings approved an all-stock amalgamation of Bank of Rajasthan with ICICI Bank at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of Bank of Rajasthan. The shareholders of ICICI Bank and Bank of Rajasthan approved the scheme of amalgamation at their respective extra-ordinary general meetings. RBI approved the scheme of amalgamation with effect from close of business on August 12, 2010.

We have issued 31.3 million shares in August 2010 and 2.9 million shares in November 2010 to shareholders of Bank of Rajasthan. The total assets of Bank of Rajasthan represented 4.0% of total assets of ICICI Bank at August 12, 2010. At August 12, 2010, Bank of Rajasthan had total assets of Rs. 155.96 billion, deposits of Rs. 134.83 billion, loans of Rs. 65.28 billion and investments of Rs. 70.96 billion. It incurred a loss of Rs. 1.02 billion in fiscal 2010. The results for fiscal 2011 include results of Bank of Rajasthan for the period from August 13, 2010 to March 31, 2011. The assets and liabilities of Bank of Rajasthan have been accounted at the values at which they were appearing in the books of Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of Bank of Rajasthan and the fair value as determined by ICICI Bank.

The amalgamation was part of our strategy to expand our branch network with a view to growing our deposit base. We believe that the combination of Bank of Rajasthan’s branch franchise with our strong capital base would enhance the ability of the combined entity to capitalise on the growth opportunities in the Indian economy.

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

During fiscal 2011, we focused on leveraging our rebalanced funding mix and strong capital position to grow our loan portfolio, while substantially reducing our provisions for loan losses to improve our profitability.

Our profit after tax increased by 28.0% from Rs. 40.25 billion in fiscal 2010 to Rs. 51.51 billion in fiscal 2011. The increase in profit after tax was mainly due to a 47.9% decrease in provisions and contingencies (excluding provisions for tax) from Rs. 43.87 billion in fiscal 2010 to Rs. 22.87 billion in the fiscal 2011. The decrease in provisions and contingencies (excluding provisions for tax) was primarily due to a reduction in provisions for retail non-performing loans, as accretion to retail non-performing loans declined sharply in fiscal 2011. Net interest income increased by 11.1% from Rs. 81.14 billion in fiscal 2010 to Rs. 90.17 billion in fiscal 2011.

The decrease in provisions and contingencies and increase in net interest income was partly offset by an 11.1% decrease in non-interest income from Rs. 74.78 billion in fiscal 2010 to Rs. 66.48 billion in fiscal 2011. The decrease in non-interest income was primarily due to a decrease in income from treasury-related activities by Rs. 13.96 billion from a gain of Rs. 11.81 billion in fiscal 2010 to a loss of Rs. 2.15 billion in fiscal 2011. The higher income from treasury-related activities in fiscal 2010 included reversal of provision against credit derivatives due to softening of credit spreads and

Annual Report 2010-2011     51

Management's Discussion & Analysis

higher realised profit on government securities and other fixed income positions. Fee income increased by 13.6% from Rs. 56.50 billion in fiscal 2010 to Rs. 64.19 billion in fiscal 2011.

In fiscal 2011, non-interest expenses increased by 12.9% from Rs. 58.60 billion in fiscal 2010 to Rs. 66.17 billion in fiscal 2011 primarily due to an increase in employee expenses partly offset by a decrease in other administrative expenses.

Total assets increased by 11.8% from Rs. 3,634.00 billion at March 31, 2010 to Rs. 4,062.34 billion at March 31, 2011. Total deposits increased by 11.7% from Rs. 2,020.17 billion at March 31, 2010 to Rs. 2,256.02 billion at March 31, 2011. Current and savings account (CASA) deposits increased by 20.7% from Rs. 842.16 billion at March 31, 2010 to Rs. 1,016.47 billion at March 31, 2011 while term deposits increased marginally from Rs. 1,178.01 billion at March 31, 2010 to Rs. 1,239.55 billion at March 31, 2011. The ratio of CASA deposits to total deposits increased from 41.7% at March 31, 2010 to 45.1% at March 31, 2011. Total advances increased by 19.4% from Rs. 1,812.06 billion at March 31, 2010 to Rs. 2,163.66 billion at March 31, 2011 primarily due to an increase in domestic corporate loans, overseas corporate loans and loans taken over from Bank of Rajasthan. Net non-performing assets decreased by 37.0% from Rs. 39.01 billion at March 31, 2010 to Rs. 24.58 billion at March 31, 2011 and the net non-performing asset ratio decreased from 1.9% at March 31, 2010 to 0.9% at March 31, 2011.

We continued to expand our branch network in India. Our branch network in India increased from 1,707 branches and extension counters at March 31, 2010 to 2,529 branches and extension counters at March 31, 2011. We also increased our ATM network from 5,219 ATMs at March 31, 2010 to 6,104 ATMs at March 31, 2011. These include branches and ATMs of Bank of Rajasthan.

The total capital adequacy ratio of ICICI Bank on a standalone basis at March 31, 2011 in accordance with the RBI guidelines on Basel II was 19.5% with a tier I capital adequacy ratio of 13.2% compared to a total capital adequacy of 19.4% and tier I capital adequacy of 14.0% at March 31, 2010.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.
			Rs. in billion, except percentages
		Fiscal 2010	Fiscal 2011	% change
Interest income		Rs. 257.07	Rs. 259.74	1.0%
Interest expense		175.93	169.57	(3.6)
Net interest income		81.14	90.17	11.1
Non-interest income
- Fee income1		56.50	64.19	13.6
-	Treasury income	11.81	(2.15)	-
-	Lease and other income	6.47	4.44	(31.4)
Operating income		155.92	156.65	0.5
Operating expenses		55.93	63.81	14.1
Direct marketing agency (DMA) expense2		1.25	1.57	25.6
Lease depreciation, net of lease equalisation		1.42	0.79	(44.4)
Operating profit		97.32	90.48	(7.0)
Provisions, net of write-backs		43.87	22.87	(47.9)
Profit before tax		53.45	67.61	26.5
Tax, net of deferred tax		13.20	16.10	22.0
Profit after tax		Rs.40.25	Rs.51.51	28.0%

1.	Includes merchant foreign exchange income and margin on customer derivative transactions.
2.	Represents commissions paid to DMAs for origination of retail loans. These commissions are expensed upfront.
3.	All amounts have been rounded off to the nearest Rs. 10.0 million.
4.	Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios
The following table sets forth, for the periods indicated, the key financial ratios.
	Fiscal 2010	Fiscal 2011
Return on average equity (%)1	7.9	9.6
Return on average assets (%)2	1.1	1.3
Earnings per share (Rs.)	36.14	45.27
Book value per share (Rs.)	463.01	478.31
Fee to income (%)	36.6	41.2
Cost to income (%)3	37.0	41.9

1.	Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
2.
Return on average assets is the ratio of net profit after tax to average assets. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a monthly basis till October 31, 2010 and on a fortnightly basis thereafter.

3.
Cost represents operating expense including DMA cost which is expensed upfront but excluding lease depreciation. Income represents net interest income and non-interest income and is net of lease depreciation.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

Rs. in billion, except percentages
	Fiscal 2010	Fiscal 2011	% change
Interest income	Rs. 257.07	Rs.259.74	1.0%
Interest expense	175.93	169.57	(3.6)
Net interest income	Rs.81.14	Rs.90.17	11.1
Average interest-earning assets1	3,259.66	3,418.59	4.9
Average interest-bearing liabilities1	3,054.87	3,168.26	3.7%
Net interest margin	2.5%	2.6%	--
Average yield	7.9%	7.6%	--
Average cost of funds	5.8%	5.4%	--
Interest spread	2.1%	2.2%	--

1.	The average balances are the averages of daily balances, except averages of foreign branches which are calculated on monthly basis till October 31, 2010 and on a fortnightly basis thereafter.
2.	All amounts have been rounded off to the nearest Rs. 10.0 million.

Net interest income increased by 11.1% from Rs. 81.14 billion in fiscal 2010 to Rs. 90.17 billion in fiscal 2011 reflecting an increase in net interest margin from 2.5% in fiscal 2010 to 2.6% in fiscal 2011 and a 4.9% increase in the average volume of interest-earning assets.

Net interest margin increased from 2.5% in fiscal 2010 to 2.6% in fiscal 2011 primarily due to a decrease in cost of deposits from 5.8% in fiscal 2010 to 4.9% in fiscal 2011, offset, in part by decrease in yield on interest-earning assets from 7.9% in fiscal 2010 to 7.6% in fiscal 2011.

Annual Report 2010-2011     53

Management's Discussion & Analysis

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

	Fiscal 2010	Fiscal 2011
Yield on interest-earning assets	7.9%	7.6%
- On advances	9.1	8.5
- On investments	6.2	6.4
- On SLR investments	6.4	6.3
- On other investments	5.8	6.6
- On other interest-earning assets	6.3	6.5
Cost of interest-bearing liabilities	5.8	5.4
- Cost of deposits	5.8	4.9
- Current and savings account (CASA) deposits	2.0	2.5
- Term deposits	7.7	6.5
- Cost of borrowings	5.6	6.1
Interest spread	2.1	2.2
Net interest margin	2.5%	2.6%

Yield on interest-earning assets decreased from 7.9% in fiscal 2010 to 7.6% in fiscal 2011 primarily due to a decrease in yield on advances. The decrease in yield on advances was primarily due to a decrease in the proportion of the high-yielding unsecured retail portfolio in total advances and decrease in yield on domestic non-retail advances reflecting the declining trend in interest rates during fiscal 2010 which continued in the first half of fiscal 2011.

Yield on average interest-earning investments increased to 6.4% in fiscal 2011 compared to 6.2% in fiscal 2010 primarily due to an increase in yield on average interest-earning non-SLR investments, offset, in part, by a marginal decrease in yield on average SLR investments. The yield on average interest-earning non-SLR investments increased from 5.8% in fiscal 2010 to 6.6% in fiscal 2011, primarily due to an increase in investment in higher-yielding credit substitutes like corporate bonds and debentures, certificate of deposits and commercial paper.

Interest income also includes interest on income tax refund of Rs. 1.65 billion in fiscal 2011 compared to Rs. 1.21 billion in fiscal 2010. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.

RBI increased the CRR by 75 basis points to 5.75% in February 2010 and further by 25 basis points to 6.00% effective April 24, 2010. As CRR balances do not earn any interest income, these increases had a negative impact on yield on interest-earning assets in fiscal 2011. During fiscal 2011, interest income was also impacted by losses on securitised pools of assets (including credit losses on pools securitised in earlier years) of Rs. 5.49 billion as compared to Rs. 5.09 billion in fiscal 2010.

The cost of funds decreased from 5.8% in fiscal 2010 to 5.4% in fiscal 2011 primarily due to decrease in cost of deposits, offset, in part by an increase in cost of borrowings.

The decrease in cost of deposits in fiscal 2011 as compared to fiscal 2010 was due to the higher proportion of low-cost current and savings deposits and reduction in cost of term deposits. The proportion of current and savings accounts deposits to total deposits increased from 41.7% at March 31, 2010 to 45.1% at March 31, 2011. Cost of term deposits decreased from 7.7% in fiscal 2010 to 6.5% in fiscal 2011. The cost of savings deposits increased due to RBI guidelines requiring banks to pay interest on the daily average balances in savings account deposits. Cost of borrowings increased from 5.6% in fiscal 2010 to 6.1% in fiscal 2011 primarily on account of an increase in cost of call and term borrowings and bond borrowings.

Interest rates moved up significantly during fiscal 2011, especially in the second half of the year. In response to tight systemic liquidity and the rising interest rate environment, scheduled commercial banks increased their deposit rates for various maturities. The full impact of increase in deposit rates will reflect in fiscal 2012. The increase in deposit rates also reflected in an increase in lending rates in the banking system. During the year, we increased the base rate (I-Base) from 7.50% at July 1, 2010 to 8.75% at March 31, 2011 and further to 9.25%, with effect from May 7, 2011.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

		Rs. in billion, except percentages
	Fiscal 2010	Fiscal 2011	% change
Advances	Rs. 1,915.39	Rs.1,926.52	0.6%
Interest-earning investments	1,046.05	1,237.42	18.3
Other interest-earning assets	298.22	254.65	(14.6)
Total interest-earning assets	3,259.66	3,418.59	4.9
Deposits	1,970.60	2,046.04	3.8
Borrowings3	1,084.27	1,122.23	3.5
Total interest-bearing liabilities	Rs. 3,054.87	Rs.3,168.26	3.7%

1.	Average investments and average borrowings include average short-term re-purchase transactions.
2.	Average balances are the averages of daily balances, except averages of foreign branches which are calculated on a monthly basis till October 31, 2010 and on a fortnightly basis thereafter.
3.	Borrowings exclude preference share capital.

The average volume of interest-earning assets increased by 4.9% from Rs. 3,259.66 billion in fiscal 2010 to Rs. 3,418.59 billion in fiscal 2011. The increase in average interest-earning assets was primarily on account of an increase in average interest-earning investments by Rs. 191.37 billion.

Average interest-earning investments increased by 18.3% from Rs. 1,046.05 billion in fiscal 2010 to Rs. 1,237.42 billion in fiscal 2011, primarily due to an increase in average interest-earning non-SLR investments by 45.4% from Rs. 313.21 billion in fiscal 2010 to Rs. 455.34 billion in fiscal 2011. Average SLR investments increased by 6.7% from Rs. 732.84 billion in fiscal 2010 to Rs. 782.07 billion in fiscal 2011. Interest-earning non-SLR investments primarily include investments in corporate bonds and debentures, certificates of deposits, commercial paper, Rural Infrastructure Development Fund (RIDF) and other related investments and investments in liquid mutual funds to deploy excess liquidity.

Average advances increased marginally from Rs. 1,915.39 billion in fiscal 2010 to Rs. 1,926.52 billion in fiscal 2011 which includes advances taken over from Bank of Rajasthan. Retail advances increased by 5.8% from Rs. 790.62 billion at March 31, 2010 to Rs. 836.75 billion at March 31, 2011. In US dollar terms, the net advances of overseas branches increased by 22.8% from US$ 10.1 billion at March 31, 2010 to US$ 12.4 billion at March 31, 2011. In rupee terms, the net advances of overseas branches increased by 22.1% from Rs. 451.37 billion at March 31, 2010 to Rs. 550.97 billion at March 31, 2011.

Average interest-bearing liabilities increased by 3.7% from Rs. 3,054.87 billion in fiscal 2010 to Rs. 3,168.26 billion in fiscal 2011 on account of increase of Rs. 75.44 billion in average deposits and an increase of Rs. 37.96 billion in average borrowings. The increase in average deposits was primarily due to increase in average CASA deposits. The ratio of average CASA deposits to average deposits increased from about 32.5% in fiscal 2010 to about 39.1% in fiscal 2011. The increase in average borrowings was due to an increase in average capital eligible borrowings, in the nature of subordinated debt, by Rs. 64.66 billion.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

		Rs. in billion, except percentages
	Fiscal 2010	Fiscal 2011	% change
Fee income1	Rs. 56.50	Rs.64.19	13.6%
Income from treasury-related activities	11.81	(2.15)	—
Lease and other income	6.47	4.44	(31.4)
Total other income	Rs.74.78	Rs.66.48	(11.1)%

1.   Includes merchant foreign exchange income and income on customer derivative transactions.

Annual Report 2010-2011     55

Management's Discussion & Analysis

Non-interest income primarily includes fee and commission income, income from treasury-related activities and lease and other income. During fiscal 2011, the decrease in non-interest income was primarily on account of a decrease in income from treasury-related activities. During fiscal 2011, there was an increase in fee income and income by way of dividends included in lease and other income. Overall there was a net decrease in non-interest income by 11.1% from Rs. 74.78 billion in fiscal 2010 to Rs. 66.48 billion in fiscal 2011.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees. Fee income increased from Rs. 56.50 billion in fiscal 2010 to Rs. 64.19 billion in fiscal 2011 primarily due to an increase in corporate fees, offset, in part, by decline in retail fees. Higher credit demand and increased business activity in the corporate sector due to economic recovery resulted in an increase in loan processing fees and transaction banking related fees from corporate clients.

Income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased by 17.3% from Rs. 6.78 billion in fiscal 2010 to Rs. 7.95 billion in fiscal 2011.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts.

Profit on treasury-related activities decreased from a gain of Rs. 11.81 billion in fiscal 2010 to a loss of Rs. 2.15 billion in fiscal 2011. Treasury income for fiscal 2011 primarily includes loss on investments in government of India securities and loss on security receipts, offset, in part, by gains on equity investments. The higher income from treasury-related activities in fiscal 2010 included reversal of provision against credit derivatives due to softening of credit spreads, higher profit on government of India securities and other fixed income instruments and in equity investments offset, in part, by a loss on mark-to-market/realised loss on security receipts.

During fiscal 2010, we had capitalised on certain market opportunities to realise gains from sale of our government and other domestic fixed income positions. During fiscal 2011, the government securities portfolio was impacted by increase in interest rates which resulted in a loss for fiscal 2011 as compared to gains in fiscal 2010.

The equity markets remained volatile due to global and domestic developments including the political unrest in the Middle East and concerns on global recovery due to possible impact on crude oil prices, and continued high levels of inflation in India and resultant monetary tightening. These factors impacted market sentiment resulting in decline in realised/unrealised profit on equity investments for fiscal 2011 as compared to fiscal 2010.

During fiscal 2010, softening of credit spreads had resulted in reversal of provision held against the credit derivatives portfolio amounting to Rs. 3.97 billion. During fiscal 2011, there was a profit on credit derivatives portfolio amounting to Rs. 0.15 billion.

At March 31, 2011, we had an outstanding net investment of Rs. 28.31 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing assets. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued as per net asset value obtained from the asset reconstruction company from time to time. During fiscal 2011, the impact of these security receipts on the income from treasury-related activities was a loss of Rs. 2.31 billion compared to a loss of Rs. 2.12 billion in fiscal 2010.

Lease and other income

Lease and other income primarily includes dividend from subsidiaries, lease rentals and profit on sale of fixed assets. Lease and other income decreased from Rs. 6.47 billion in fiscal 2010 to Rs. 4.44 billion in fiscal 2011. During fiscal 2010, the Bank and First Data, a global leader in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81.0% owned by First Data. This entity acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets, receivables and payables, and assumption of liabilities, for a total consideration of Rs. 3.74 billion. We realised a profit of Rs. 2.03 billion from this transaction in fiscal 2010.

Non-interest expense

The following chart depicts the trends in cost to average assets over the last three years.

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

Rs. in billion, except percentages
	Fiscal 2010	Fiscal 2011	% change
Payments to and provisions for employees	Rs. 19.26	Rs.28.17	46.3%
Depreciation on own property (including non banking assets)	4.78	4.84	1.3
Other administrative expenses	31.89	30.80	(3.4)
Total non-interest expense (excluding lease depreciation and	55.93	63.81	14.1
direct marketing agency expenses)
Depreciation (net of lease equalisation) on leased assets	1.42	0.79	(44.4)
Direct marketing agency expenses	1.25	1.57	25.6
Total non-interest expense	Rs.58.60	Rs.66.17	12.9%

Non-interest expenses primarily include employee expenses, depreciation on assets, direct marketing agency expenses and other administrative expenses. In fiscal 2011, non-interest expenses increased by 12.9% from Rs. 58.60 billion in fiscal 2010 to Rs. 66.17 billion in fiscal 2011 primarily due to an increase in employee expenses partly offset by a decrease in other administrative expenses and a decrease in depreciation on leased assets.

Payments to and provisions for employees

Employee expenses increased by 46.3% from Rs. 19.26 billion in fiscal 2010 to Rs. 28.17 billion in fiscal 2011. Employee expenses increased primarily due to addition of employees of Bank of Rajasthan, annual increase in salaries and provision for payment of performance bonus and performance-linked retention pay during the period and increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 41,068 employees at March 31, 2010 to 56,969 employees at March 31, 2011 (including employees of Bank of Rajasthan).

Depreciation

Depreciation on owned property increased by 1.3% from Rs. 4.78 billion in fiscal 2010 to Rs. 4.84 billion in fiscal 2011 primarily due to increase in the branch and ATM network and capitalisation of the Bank’s new building in Hyderabad, offset, in part, by sale of assets of merchant acquiring operations and other properties. Depreciation on leased assets decreased from Rs. 1.42 billion in fiscal 2010 to Rs. 0.79 billion in fiscal 2011 due to a reduction in leased assets.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and other expenditure. Other operating expenses decreased by 3.4% from Rs. 31.89 billion in fiscal 2010 to Rs. 30.80 billion in fiscal 2011. The decrease in other operating expenses was primarily due to our overall cost reduction

Annual Report 2010-2011     57

Management's Discussion & Analysis

initiatives. There was a reduction in retail business expenses, law charges and expenses on account of postage and communication expenses in fiscal 2011 which was partly offset by an increase in rent, taxes and lighting and repairs and maintenance expenses due to an increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 1,707 at March 31, 2010 to 2,529 at March 31, 2011. We also increased our ATM network from 5,219 ATMs at March 31, 2010 to 6,104 ATMs at March 31, 2011. These figures include branches and ATMs of Bank of Rajasthan.

Direct marketing agency expenses

Direct marketing agency expenses increased from Rs. 1.25 billion in fiscal 2010 to Rs. 1.57 billion in fiscal 2011. The increase in direct marketing expenses was primarily due to higher retail loan disbursements. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the RBI guidelines, these commissions are expensed upfront and not amortised over the life of the loan.

Provisions and contingencies (excluding provisions for tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.
		Rs. in billion, except percentages
	Fiscal 2010	Fiscal 2011	% change
Provision for investments (including credit substitutes) (net)	Rs. (0.03)	Rs. 2.04	-
Provision for non-performing and other assets1	43.62	19.77	(54.7)%
Provision for standard assets	-	-
Others	0.28	1.06
Total provisions and contingencies (excluding provisions for tax)	Rs. 43.87	Rs. 22.87	(47.9)%

1.   Includes restructuring related provision.

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant RBI guidelines. Subject to the minimum provisioning levels prescribed by RBI, provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy. The specific provisions on retail loans held by us are higher than the minimum regulatory requirement.

Provisions and contingencies (excluding provisions for tax) decreased by 47.9% from Rs. 43.87 billion in fiscal 2010 to Rs. 22.87 billion in fiscal 2011 primarily due to a reduction in provisions for retail non-performing loans. The reduction in provision against retail non-performing loans was primarily due to a sharp reduction in accretion to retail non-performing loans in fiscal 2011.

In the second quarter review of monetary policy for fiscal 2010, RBI directed banks to ensure that their total provisioning coverage ratio was not less than 70% by end-September 2010. On December 1, 2009, RBI issued detailed guidelines on provisioning coverage for advances by banks. In March 2010, RBI permitted us to reach the stipulated provisioning coverage ratio of 70% in a phased manner by March 2011. Our provisioning coverage ratio at March 31, 2011 computed as per the above mentioned RBI guidelines was 76.0%.

No additional general provision was required on standard assets during fiscal 2011. RBI guidelines do not permit write-back of excess provisions already made and therefore we held a cumulative general provision of Rs. 14.80 billion at March 31, 2011 compared to the general provision requirement as per the revised guidelines of about Rs. 10.86 billion.

Tax expense

The income tax expense (including wealth tax) increased by 22.0% from Rs. 13.20 billion in fiscal 2010 to Rs. 16.10 billion in fiscal 2011. The effective tax rate of 23.8% in fiscal 2011 was lower compared to the effective tax rate of 24.7% in fiscal 2010 primarily due to change in mix of taxable profits with a higher component of exempt income in the current fiscal year and tax benefits from the amalgamation of Bank of Rajasthan.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.
Rs. in billion, except percentages
Assets	At March 31, 2010	At March 31, 2011	% change
Cash and bank balances	Rs. 388.73	Rs.340.90	(12.3)%
Investments	1,208.93	1,346.86	11.4
- SLR investments1	684.04	641.61	(6.2)
- RIDF and other related investments2	101.10	150.80	49.2
- Equity investment in subsidiaries	122.00	124.53	2.1
- Other investments	301.79	429.92	42.5
Advances	1,812.06	2,163.66	19.4
- Domestic	1,360.69	1,612.69	18.5
- Overseas	451.37	550.97	22.1
Fixed assets (including leased assets)	32.13	47.44	47.7
Other assets	192.15	163.48	(14.9)
Total Assets	Rs.3,634.00	Rs.4,062.34	11.8%

1.
Government and other approved securities qualifying for SLR. Banks in India are required to maintain a specified percentage, currently 24.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

2.	Investments made in RIDF and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.
3.	All amounts have been rounded off to the nearest Rs. 10.0 million.

The total assets increased by 11.8% from Rs. 3,634.00 billion at March 31, 2010 to Rs. 4,062.34 billion at March 31, 2011 (including Rs. 155.96 billion of Bank of Rajasthan at August 12, 2010), primarily due to increase in investments and advances. Investments increased by 11.4% from Rs. 1,208.93 billion at March 31, 2010 to Rs. 1,346.86 billion at March 31, 2011. The net advances increased by 19.4% from Rs. 1,812.06 billion at March 31, 2010 to Rs. 2,163.66 billion at March 31, 2011.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 388.73 billion at March 31, 2010 to Rs. 340.90 billion at March 31, 2011. The decrease was primarily due to a decrease in balances with RBI from Rs. 241.73 billion at March 31, 2010 to Rs. 171.23 billion at March 31, 2011 due to higher than stipulated CRR balance maintained at March 31, 2010.

Investments

Total investments increased by 11.4% from Rs. 1,208.93 billion at March 31, 2010 to Rs. 1,346.86 billion at March 31, 2011 (including Rs. 70.96 billion of Bank of Rajasthan at August 12, 2010), primarily due to an increase in investment in corporate bonds and debentures by Rs. 125.1 1 billion, RIDF and other related investments in lieu of shortfall in directed lending requirements by Rs. 49.70 billion (including Rs. 21.34 billion of Bank of Rajasthan at August 12, 2010) and investments in commercial paper and certificate of deposits by Rs. 31.21 billion. The investment in pass-through certificates decreased by Rs. 15.93 billion at March 31, 2011 compared to March 31, 2010. At March 31, 2011, we had an outstanding net investment of Rs. 28.31 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing assets compared to Rs. 33.94 billion at March 31, 2010. At March 31, 2011, we had a gross portfolio of funded credit derivatives of Rs. 10.60 billion and non-funded credit derivatives of Rs. 28.17 billion, which includes Rs. 0.22 billion as protection bought by us.

Advances

Net advances increased by 19.4% from Rs. 1,812.06 billion at March 31, 2010 to Rs. 2,163.66 billion at March 31, 2011 primarily due to increase in domestic corporate loans, overseas corporate loans and loans taken over from Bank of Rajasthan amounting to Rs. 65.28 billion at August 12, 2010. Net retail advances increased by 5.8% from Rs. 790.62 billion at March 31, 2010 to Rs. 836.75 billion at March 31, 2011. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 22.1% from Rs. 451.37 billion at March 31, 2010 to Rs. 550.97 billion at March 31, 2011.

Annual Report 2010-2011     59

Management's Discussion & Analysis

Fixed and other assets

Fixed assets increased by 47.7% from Rs. 32.13 billion at March 31, 2010 to Rs. 47.44 billion at March 31, 2011 (including Rs. 5.15 billion of Bank of Rajasthan at August 12, 2010) primarily due to part capitalisation of the Bank’s new building in Hyderabad and increase in the branch network and other offices. Other assets decreased by 14.9% from Rs. 192.15 billion at March 31, 2010 to Rs. 163.48 billion at March 31, 2011.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).
		Rs. in billion, except percentages
Liabilities	At March 31, 2010	At March 31, 2011	% change
Equity share capital	11.15	11.52	3.3
Reserves	505.03	539.39	6.8
Deposits	2,020.17	2,256.02	11.7
- Savings deposits	532.18	668.69	25.7
- Current deposits	309.98	347.78	12.2
- Term deposits	1,178.01	1,239.55	5.2
Borrowings (excluding sub-ordinated debt and preference	609.47	728.13	19.5
share capital)
- Domestic	140.21	192.75	37.5
- Overseas	469.26	535.38	14.1
Subordinated debt (included in Tier-1 and Tier-2 capital)1	329.672	363.91	10.4
- Domestic1	314.472	348.80	10.9
- Overseas	15.20	15.11	(0.6)
Preference share capital	3.50	3.50	-
Other liabilities	155.01	159.87	3.1
Total liabilities	Rs.3,634.00	Rs.4,062.34	11.8%

1.	Included in Schedule 4 - “Borrowings” of the balance sheet.
2.	Includes application money of Rs. 25.00 billion received towards subordinated debt issued on April 5, 2010.
3.	All amounts have been rounded off to the nearest Rs. 10.0 million.

Total liabilities (including capital and reserves) increased by 11.8% from Rs. 3,634.00 billion at March 31, 2010 to Rs. 4,062.34 billion at March 31, 2011 (including Rs. 155.96 billion of Bank of Rajasthan at August 12, 2010), primarily due to an increase in deposits and borrowings. Deposits increased from Rs. 2,020.17 billion at March 31, 2010 to Rs. 2,256.02 billion at March 31, 2011.

Deposits

The following chart depicts the trends in current and savings account deposits over the last three years.

Deposits increased by 11.7% from Rs. 2,020.17 billion at March 31, 2010 to Rs. 2,256.02 billion at March 31, 2011 (including Rs. 134.83 billion of Bank of Rajasthan at August 12, 2010). Term deposits increased from Rs. 1,178.01 billion at March 31, 2010 to Rs. 1,239.55 billion at March 31, 2011 (including Rs. 88.02 billion of Bank of Rajasthan at August 12, 2010), while savings deposits increased from Rs. 532.18 billion at March 31, 2010 to Rs. 668.69 billion at March 31, 2011 (including Rs. 34.48 billion of Bank of Rajasthan at August 12, 2010) and current deposits increased from Rs. 309.98 billion at March 31, 2010 to Rs. 347.78 billion at March 31, 2011 (including Rs. 12.32 billion of Bank of Rajasthan at August 12, 2010). Total deposits at March 31, 2011 formed 67.4% of the funding (i.e. deposits and borrowings, other than preference share capital). During fiscal 2010 and fiscal 2011, we focussed on our strategy of increasing the share of current and savings account deposits in total deposits and re-balancing our funding mix. The current and savings account deposits increased from Rs. 842.16 billion at March 31, 2010 to Rs. 1,016.47 billion at March 31, 2011 (including Rs. 46.80 billion of Bank of Rajasthan at August 12, 2010) and the ratio of current and savings account deposits to total deposits increased from 41.7% at March 31, 2010 to 45.1% at March 31, 2011.

Borrowings (including sub-ordinated debt and preference share capital)

Borrowings increased by 16.2% from Rs. 942.64 billion at March 31, 2010 to Rs. 1,095.54 billion at March 31, 2011 primarily due to an increase in call and term borrowings and an increase in capital-eligible borrowings in the nature of sub-ordinated debt. The capital-eligible borrowings in the nature of sub-ordinated debt increased to Rs. 363.91 billion at March 31, 2011 compared to Rs. 329.67 billion at March 31, 2010. RBI issued guidelines, effective April 1, 2010, which require market repurchase transactions (previously accounted for as sale and repurchase) to be accounted for as borrowing and lending. The transactions with RBI under LAF which are accounted for as sale and purchase transactions.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 516.18 billion at March 31, 2010 to Rs. 550.91 billion at March 31, 2011 (including statutory reserve of Rs. 2.00 billion taken over from Bank of Rajasthan at August 12, 2010) primarily due to allotment of shares to the shareholders of Bank of Rajasthan and annual accretion to reserves out of profit. Excess of paid-up value of equity shares issued over the fair value of the net assets acquired in the amalgamation and amalgamation expenses, amounting to Rs. 2.10 billion have been adjusted against the securities premium account.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

		Rs. in billion
	March 31, 2010	March 31, 2011
Claims against the Bank, not acknowledged as debts	Rs. 33.57	Rs.17.02
Liability for partly paid investments	0.13	0.13
Notional principal amount of outstanding forward exchange contracts	1,660.69	2,468.62
Guarantees given on behalf of constituents	618.36	826.27
Acceptances, endorsements and other obligations	321.22	393.34
Notional principal amount of currency swaps	524.79	561.28
Notional principal amount of Interest rate swaps and currency options	4,012.14	4,903.90
Other items for which the Bank is contingently liable	99.94	60.66
Total	Rs.7,270.84	Rs.9,231.22

We enter into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risk and to manage our own interest rate and foreign exchange positions. We manage our foreign exchange and interest rate risk with reference to limits set by RBI as well as those set internally. An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between interest rate pay and receive legs of the swaps which is generally much smaller than the notional principal of the swap. With respect to the transactions entered into with customers, we generally enter into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions and hence a large value of gross notional principal of the portfolio, while the net market risk is low. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with counter-party, the net market risk of the two transactions will be zero whereas the notional principal which is reflected as an off-balance sheet item will be the sum of both the transactions.

Annual Report 2010-2011     61

Management's Discussion & Analysis

As a part of project financing and commercial banking activities, we have issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. In majority of the cases, we have collateral available to reimburse potential losses on the guarantees. Cash margins available to reimburse losses realised under guarantees amounted to Rs. 24.39 billion at March 31, 2011 and Rs. 17.69 billion at March 31, 2010. Other property or security may also be available to us to cover losses under guarantees.

The table below sets forth, for the periods indicated, the principal components of guarantees.

		Rs. in billion, except percentages
	At March 31, 2010	At March 31, 2011	% change
Financial guarantees	Rs. 159.79	Rs.230.27	44.1%
Performance guarantees	458.57	596.00	30.0
Total guarantees	Rs.618.36	Rs.826.27	33.6%

1.   Outstanding is net of cash margin.

At March 31, 2011, total guarantees amounted to Rs. 826.27 billion comprising Rs. 230.27 billion of financial guarantees and Rs. 596.00 billion of performance guarantees.

Claims against the Bank, not acknowledged as debts represents demands made in certain tax and legal matters against the Bank in the normal course of business. In accordance with our accounting policy and Accounting Standard 29, we have reviewed the demands and classified such disputed tax issues as possible obligation based on legal opinion/judicial precedents. No provision in excess of provisions already made in the financial statements is considered necessary.

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to Rs. 3.58 billion at March 31, 2011 compared to Rs. 5.28 billion at March 31, 2010 primarily on account of new branches and capitalisation of the Bank’s new building in Hyderabad.

Capital Resources

We actively manage our capital to meet regulatory norms and current and future business needs considering the risks in our businesses, expectations of rating agencies, shareholders and investors and the available options for raising capital. Our capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

We are subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. RBI guidelines on Basel II require us to maintain a minimum capital to risk-weighted assets ratio of 9.0% and a minimum Tier-1 capital adequacy ratio of 6.0% on an ongoing basis. Under Pillar 1 of the RBI guidelines on Basel II, we follow the Standardised approach for measurement of credit and market risks and Basic Indicator approach for measurement of operational risk.

RBI has also stipulated that banks shall maintain capital at higher of the minimum capital required as per Basel II or 80% of the minimum capital required as per Basel I. At March 31, 2011, the prudential floor at 80% of the minimum capital requirement under Basel I was Rs. 283.84 billion and was lower than the minimum capital requirement of Rs. 307.35 billion under Basel II. Hence, we have maintained capital adequacy at March 31, 2011 as per the Basel II norms.

The following table sets forth, at the dates indicated, the capital adequacy ratios computed in accordance with the RBI guidelines on Basel I and Basel II.
				Rs. in billion
	As per RBI		As per RBI
	guidelines on Basel I		guidelines on Basel II
	At March 31,	At March 31,	At March 31,	At March 31,
	2010	2011	2010	2011
Tier-I capital	Rs. 432.61	Rs.463.99	Rs. 410.62	Rs.449.75
Tier-II capital	181.57	231.00	160.41	217.50
Total capital	614.18	694.99	571.03	667.25
Credit Risk — Risk Weighted Assets (RWA)	2,899.15	3,389.35	2,485.59	2,909.79
Market Risk — RWA	309.28	552.84	221.06	255.52
Operational Risk — RWA	-	-	235.16	249.67
Total RWA	Rs. 3,208.43	Rs.3,942.19	Rs. 2,941.81	Rs.3,414.98
Total capital adequacy ratio	19.1%	17.6%	19.4%	19.5%
Tier-I capital adequacy ratio	13.5%	11.8%	14.0%	13.2%
Tier-II capital adequacy ratio	5.6%	5.8%	5.4%	6.3%

Movement in our capital funds and risk weighted assets from March 31, 2010 to March 31, 2011 (as per RBI guidelines on Basel II)

During the year ended March 31, 2011, capital funds increased by Rs. 96.22 billion primarily due to profit after tax earned for the year of Rs. 51.51 billion, incremental notional tax payable on special reserves of Rs. 1.74 billion, the issuance of lower Tier II debt capital of Rs. 59.79 billion and reduction in deduction on account of securitization exposures of Rs. 25.06 billion, offset, in part, by an increase in deduction on account of deferred tax assets of Rs. 6.14 billion and proposed dividend for the year.

Credit risk RWA increased by Rs. 424.20 billion from Rs. 2,485.59 billion at March 31, 2010 to Rs. 2,909.79 billion at March 31, 2011 primarily due to increase of Rs. 310.19 billion in RWA for loans and advances and increase of Rs. 115.99 billion in RWA for off-balance sheet credit exposures (including increase of Rs. 105.99 billion in RWA for non-fund based facilities and increase of Rs. 29.39 billion in RWA for undrawn commitments).

Market risk RWA increased by Rs. 34.46 billion from Rs. 221.06 billion at March 31, 2010 to Rs. 255.52 billion at March 31, 2011. The general market risk RWA increased by Rs. 42.86 billion (capital charge of Rs. 3.86 billion) primarily due to increase in the investment book and duration of interest rate related instruments.

The operational risk RWA at March 31, 2011 was Rs. 249.67 billion (capital charge of Rs. 22.47 billion). The operational risk capital charge is computed based on 15% of average of previous three financial years’ gross income and is revised on an annual basis at June 30.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both the standalone bank level and the consolidated group level. The process encompasses capital planning for a certain time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of all material risks. Stress testing, which is a key aspect of the capital assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress

Annual Report 2010-2011     63

Management's Discussion & Analysis

tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. Internal capital adequacy assessment process at the consolidated level integrates the business and capital plans and the stress testing results of the group entities.

Based on the internal capital adequacy assessment process, we determine our capital needs and the optimum level of capital by considering the following in an integrated manner:

●    strategic focus, business plan and growth objectives;

●    regulatory capital requirements as per RBI guidelines;

●    assessment of material risks and impact of stress testing;

●    perception of credit rating agencies, shareholders and investors;

●    future strategy with regard to investments or divestments in subsidiaries; and

●    evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

We formulate our internal capital level targets based on the internal capital adequacy assessment process and endeavour to maintain the capital adequacy level in accordance with the targeted levels at all times.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision (BCBS) issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations, and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. Some of the Basel III measures will be phased-in between January 1, 2013 and January 1, 2019. BCBS has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019

Guidlines on Basel III framework for the Indian banking system are awaited from RBI. We continue to monitor developments on the Basel III framework and believe that our current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital, demonstrated track record of access to domestic and overseas markets for capital raising and adequate flexibility in our balance sheet structure and business model will enable us to adapt to the Basel III framework along with any amendments by RBI, as and when they are implemented.

ASSET QUALITY AND COMPOSITION

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing in a particular sector in light of our forecasts of growth and profitability for that sector. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans contributing for a major part of overall systemic credit growth. Accordingly, during these years, we increased our focus on retail finance. In view of high asset prices and the increase in interest rates since the second half of fiscal 2008, we followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. Following this trend, our gross retail finance loans and advances declined from 49.3% of our total gross loans and advances at year-end fiscal 2009 to 44.4% at year-end fiscal 2010 and further to 39.7% at March 31, 2011.

Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks sectors in which we have loans outstanding. We seek to respond to any economic weakness in an industrial segment by restricting new exposures to that segment and any growth in an industrial segment by increasing new exposures to that segment, resulting in active portfolio management.

The following tables set forth, at the dates indicated, the composition of our gross advances (net of write-offs).

Rs. in billion, except percentages
	March 31, 2010		March 31, 2011
	Advances	% of total	Advances	% of total
		advances		advances
Retail finance1	Rs. 831.19	44.4%	Rs.890.74	39.7%
Services – non-finance	135.21	7.2	173.36	7.7
Services – finance	64.56	3.4	161.43	7.2
Crude petroleum/refining and petrochemicals	132.86	7.1	141.83	6.3
Road, ports, telecom, urban development and other infrastructure	103.94	5.5	129.54	5.8
Power	56.49	3.0	98.11	4.4
Iron/steel and products	86.26	4.6	94.88	4.2
Food and beverages	61.54	3.3	70.63	3.2
Wholesale/retail trade	44.47	2.4	52.00	2.3
Electronics and engineering	31.54	1.7	44.72	2.0
Mining	4.57	0.2	41.49	1.9
Construction	17.91	1.0	36.43	1.6
Chemical and fertilizers	46.27	2.5	29.24	1.3
Textiles	19.16	1.0	21.01	0.9
Other industries2	237.17	12.7	258.74	11.5
Total	Rs.1,873.14	100.0%	Rs.2,244.15	100.0%

1.	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans and credit cards. Also includes dealer funding portfolio and developer financing portfolio.
2.
Other industries primarily include automobiles, cement, drugs and pharmaceuticals, FMCG, gems and jewellery, manufacturing products excluding metal, metal and products (excluding iron and steel) and shipping etc.

The following table sets forth, at the dates indicated, the composition of our gross (net of write-offs) outstanding retail finance portfolio.
			Rs. in billion, except percentages
	March 31, 2010		March 31, 2011
	Retail	% of total	Retail	% of total
	advances	retail advances	advances	retail advances
Home loans1	Rs. 474.72	57.1%	Rs. 541.26	60.8%
Automobile loans	85.13	10.2	85.81	9.6
Commercial business	136.75	16.5	152.86	17.2
Two-wheeler loans	4.65	0.6	2.09	0.2
Personal loans	57.14	6.9	40.31	4.5
Credit cards	59.33	7.1	48.51	5.5
Loans against securities and others2	13.47	1.6	19.90	2.2
Total retail finance portfolio	Rs.831.19	100.0%	Rs.890.74	100.0%

1.	Includes developer financing.
2.	Includes dealer financing portfolio.

Annual Report 2010-2011     65

Management's Discussion & Analysis

Directed Lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending, export credit and housing finance.

RBI guidelines require banks to lend 40.0% of their adjusted net bank credit, or credit equivalent amount of off-balance sheet exposure, whichever is higher, to certain specified sectors called priority sectors. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. Priority sector includes small enterprises, agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector and the balance to certain specified sectors, including small enterprises (defined as enterprises engaged in manufacturing/production, processing and services businesses with a certain limit on investment in plant and machinery), small road and water transport operators, small businesses, professional and self-employed persons, all other service enterprises, micro credit, education loans and housing loans up to Rs. 2.0 million to individuals for purchase/construction of a dwelling unit per family.

In its letter dated April 26, 2002 granting its approval for the amalgamation of ICICI Limited and ICICI Bank Limited, RBI stipulated that since the loans of erstwhile ICICI Limited (ICICI) transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our adjusted net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, referred to as “residual adjusted net bank credit”). This method of computation will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our adjusted net bank credit or review of this stipulation by RBI. As required by RBI guidelines, we are also required to lend 10.0% of the residual adjusted net bank credit or credit equivalent amount of off-balance sheet exposures, whichever is higher, to weaker sections. RBI’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for qualification as priority sector advances apply to us.

We are required to comply with the priority sector lending requirements at the last ‘reporting Friday’ of each fiscal year.

The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2011, our total investments in such bonds were Rs. 150.80 billion (including Rs. 21.34 billion of Bank of Rajasthan at August 12, 2010).

At March 25, 2011, the last reporting Friday for fiscal 2011, our priority sector loans were Rs. 551.73 billion, constituting 53.1% of our residual adjusted net bank credit against the requirement of 50.0%. At that date, qualifying agriculture loans were 14.0% of our residual adjusted net bank credit as against the requirement of 18.0%. Our advances to weaker sections were Rs. 34.43 billion constituting 3.3% of our residual adjusted net bank credit against the requirement of 10.0%. The Bank has based its classifications of priority sector loans, including loans to weaker sections and agriculture loans, in accordance with the guidelines and certain clarifications received from RBI during the year.

Classification of loans

We classify our assets as performing and non-performing in accordance with RBI guidelines. Under these guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. Similar guidelines apply to sub-standard loans. The sub-standard or doubtful accounts which have been subject to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

The following table sets forth, at March 31, 2010 and March 31, 2011, information regarding the classification of our gross customer assets (net of write-offs, interest suspense and derivatives income reversal).
		Rs. in billion
	March 31, 2010	March 31, 2011
Standard assets	Rs. 2,057.29	Rs.2,608.30
- Of which: Restructured loans	55.87	20.64
Non-performing assets	96.27	101.14
- Of which: Sub-standard assets	50.20	17.92
- Doubtful assets	40.30	74.00
- Loss assets	5.77	9.22
Total customer assets1	Rs.2,153.56	Rs.2,709.44

1.	Customer assets include advances, lease receivables and credit substitutes like debentures and bonds but exclude preference shares.
2.	All amounts have been rounded off to the nearest Rs. 10.0 million.

The following table sets forth, at the dates indicated, information regarding our non-performing assets (NPAs).
			Rs. in billion, except percentages
Year ended	Gross NPA1	Net NPA	Net customer	% of net NPA to net
			assets	customer assets2
March 31, 2009	Rs. 98.03	Rs. 46.19	Rs. 2,358.24	1.96%
March 31, 2010	96.27	39.01	2,091.22	1.87
March 31, 2011	Rs.101.14	Rs.24.58	Rs.2,628.16	0.94%

1.	Net of write-offs, interest suspense and derivatives income reversal.
2.	Customer assets include advances and credit substitutes like debentures and bonds but exclude preference shares.
3.	All amounts have been rounded off to the nearest Rs. 10.0 million.

At March 31, 2011, the gross non-performing assets (net of write-offs, interest suspense and derivatives income reversal) were Rs. 101.14 billion compared to Rs. 96.27 billion at March 31, 2010. The increased level of non-performing assets was after taking into consideration the additions to gross NPA (Rs. 4.11 billion) arising out of the amalgamation of Bank of Rajasthan with effect from close of business at August 12, 2010. Net non-performing assets were Rs. 24.58 billion at March 31, 2011 compared to Rs. 39.01 billion at March 31, 2010. The ratio of net non-performing assets to net customer assets decreased from 1.87% at March 31, 2010 to 0.94% at March 31, 2011. During fiscal 2011, we wrote-off NPAs, including retail NPAs, with an aggregate outstanding of Rs. 2.29 billion against Rs. 28.48 billion during fiscal 2010.

The following chart depicts the trends in the net non-performing assets ratio over the last three years.

Annual Report 2010-2011     67

Management's Discussion & Analysis

Our provision coverage ratio (i.e. total provisions made against non-performing assets as a percentage of gross non-performing assets), at year-end fiscal 2011 was 76.0%. We have been permitted by RBI to achieve the stipulated level of provision coverage ratio of 70% in a phased manner by March 31, 2011, which was achieved at December 31, 2010. At March 31, 2011, total general provision held against standard assets was Rs. 14.80 billion compared to the general provision requirement as per the RBI guidelines of about Rs. 10.86 billion. The excess provision was not reversed in line with the RBI guidelines.

At March 31, 2011, the net non-performing loans in the retail portfolio were 1.5% of net retail loans as compared with 3.1% at March 31, 2010. The decrease in the ratio was primarily on account of sharp decline in accretion to retail NPAs and higher provisioning against retail loans. At March 31, 2011, the net non-performing loans in the collateralised retail portfolio were 1.2% of the net collateralised retail loans and net non-performing loans in the non-collateralised retail portfolio (including overdraft financing against automobiles) were about 5.6% of net non-collateralised retail loans.

Our aggregate investments in security receipts issued by asset reconstruction companies were Rs. 28.31 billion at March 31, 2011 as compared to Rs. 33.94 billion at March 31, 2010.

Classification of Non-Performing Assets by Industry

The following table sets forth, at March 31, 2010 and March 31, 2011, the composition of gross non-performing assets by industry sector.
	Rs. in billion, except percentages
	March 31, 2010		March 31, 2011
	Amount	%	Amount	%
Retail finance1	Rs. 64.73	67.2%	Rs.66.35	65.6%
Wholesale/retail trade	2.17	2.3	3.85	3.8
Food and beverages	1.62	1.7	2.88	2.9
Services – finance	2.43	2.5	2.30	2.3
Textiles	1.90	2.0	2.25	2.2
Chemicals and fertilisers	2.47	2.6	2.05	2.0
Metal and metal products	0.68	0.7	1.30	1.3
Electronics and engineering	0.69	0.7	0.68	0.7
Automobiles	0.59	0.6	0.55	0.5
Paper and paper products	0.03	0.0	0.46	0.5
Services – non finance	0.38	0.4	0.38	0.4
Power	0.14	0.1	0.18	0.2
Iron/steel and products	1.43	1.5	0.17	0.2
Shipping	0.01	0.0	0.06	0.1
Other Industries2	17.00	17.7	17.68	17.3
Total	Rs.96.27	100.0%	Rs.101.14	100.0%

1.	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans and credit cards. Also includes NPAs in dealer funding and developer finance portfolios.
2.
Other industries primarily include construction, drugs and pharmaceuticals, agriculture and allied activities, FMCG, gems and jewellery, manufacturing products excluding metal, crude petroleum/refining and petrochemicals, mining, cement, etc.

3.	All amounts have been rounded off to the nearest Rs. 10.0 million.

Segment Information

RBI in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for the year ended March 31, 2011, based on the segments identified and defined by RBI, has been presented as follows:

●	Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of ‘regulatory retail portfolio’ as stipulated by the RBI guidelines on the Basel II framework.

●
Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the RBI guidelines for the Bank.

●	Treasury includes the entire investment portfolio of the Bank.

●	Other Banking includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for Transfer Pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and directed lending requirements.

Retail Banking Segment

The loss in the retail banking segment decreased from Rs. 13.34 billion in fiscal 2010 to Rs. 5.14 billion in fiscal 2011, primarily due to decline in provisions for loan losses in the unsecured portfolio, partly offset by decline in net interest income and fee income.

Net interest income decreased by 11.7% from Rs. 37.59 billion in fiscal 2010 to Rs. 33.20 billion in fiscal 2011 primarily due to reduction in the retail loan portfolio and the impact of increased cost of savings account deposits with effect from April 1, 2010.

Non-interest income decreased by 19.2% from Rs. 26.19 billion in fiscal 2010 to Rs. 21.16 billion in fiscal 2011, primarily due to reduction in credit card related fees following our conscious strategy of reducing the portfolio. Further, during fiscal 2010, we had sold our merchant acquiring operations through a transfer of assets, primarily comprising fixed assets, receivables and payables and assumption of liabilities to ICICI Merchant Services resulting in profit of Rs. 2.03 billion in our Retail Banking segment. Further, the fees from distribution of third-party products were impacted by regulatory changes in the life insurance sector which led to decline in market volumes, changes in product mix and lower distributor payouts.

Provisions decreased by 58.9% from Rs. 33.56 billion in fiscal 2010 to Rs. 13.81 billion in fiscal 2011, primarily due to decline in provisions for loan losses in the unsecured retail portfolio. We have been taking various measures to contain the non-performing asset (NPA) accretion in retail portfolio over the last two years. This has reflected in a sharp reduction in provision requirements.

Wholesale Banking Segment

Profit before tax of the wholesale banking segment increased from Rs. 36.45 billion in fiscal 2010 to Rs. 49.00 billion in fiscal 2011 primarily due to increase in fee income and decline in provisions offset, in part, by increase in non-interest expenses.

Net interest income increased by 8.5% from Rs. 31.07 billion in fiscal 2010 to Rs. 33.72 billion in fiscal 2011 primarily due to higher business volumes.

Non-interest income increased by 41.9% from Rs. 28.08 billion in fiscal 2010 to Rs. 39.85 billion in fiscal 2011. Fee income increased due to our increased participation in financing to corporates for their term loan, working capital and project financing requirements. During the year, there was an increase in loan processing related fees and transaction banking related fees from corporate clients.

Provisions decreased from Rs. 10.34 billion in fiscal 2010 to Rs. 6.34 billion in fiscal 2011. Provisions were higher for fiscal 2010 on account of the significantly higher restructuring of corporate loans during the period.

Treasury Banking Segment

Profit before tax of the treasury segment decreased from Rs. 27.89 billion in fiscal 2010 to Rs. 22.01 billion in fiscal 2011, primarily due to lower gains from treasury-related activities, offset, in part, by increase in net interest income.

Annual Report 2010-2011     69

Management's Discussion & Analysis

Other Banking Segment

Profit before tax of other banking segment decreased from Rs. 2.45 billion in fiscal 2010 to Rs. 1.74 billion in fiscal 2011.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax including the results of operations of our subsidiaries and other consolidating entities increased from Rs. 46.70 billion in fiscal 2010 to Rs. 60.93 billion in fiscal 2011 mainly due to improved financial performance of ICICI Bank and ICICI Prudential Life Insurance Company Limited offset, in part, by decline in profits of certain subsidiaries and net loss of ICICI Lombard General Insurance Company Limited. The consolidated return on average equity increased from 9.6% in fiscal 2010 to 11.6% in fiscal 2011.

Profit after tax of ICICI Bank UK PLC decreased marginally from Rs. 1.76 billion in fiscal 2010 to Rs. 1.67 billion in fiscal 2011 primarily due to decrease in fee income, lower mark-to-market (MTM) gains on derivatives and lower gains realised on buyback of bonds in fiscal 2011, offset, in part, by increase in net interest income due to an increase in net interest margin and lower operating expenses.

Profit after tax of ICICI Bank Canada decreased marginally from Rs. 1.54 billion in fiscal 2010 to Rs. 1.45 billion in fiscal 2011 primarily due to decrease in non-interest income offset, in part, by increase in net interest income due to an increase in net interest margin and lower operating expenses.

Profit after tax of ICICI Bank Eurasia Limited Liability Company decreased from Rs. 0.53 billion in fiscal 2010 to Rs. 0.21 billion in fiscal 2011 primarily due to decrease in net interest income, non-interest income and reduction in overall business levels.

Profit after tax of ICICI Prudential Life Insurance Company Limited increased from Rs. 2.58 billion in fiscal 2010 to Rs. 8.08 billion in fiscal 2011 due to an increase in net premium earned, fund management fees and policy fees and lower operating and commission expenses. Net premium earned increased by 8.1% from Rs. 164.76 billion in fiscal 2010 to Rs. 178.17 billion in fiscal 2011 primarily due to increase in single premium business from Rs. 2.75 billion in fiscal 2010 to Rs. 21.69 billion in fiscal 2011. Operating expenses (other than staff cost) decreased by 18.6% from Rs. 14.17 billion in fiscal 2010 to Rs. 11.53 billion in fiscal 2011 due to space rationalisation initiatives, decrease in policy related expenses and other branch related expenses.

ICICI Lombard General Insurance Company Limited had a loss of Rs. 0.80 billion in fiscal 2011 as compared to a profit of Rs. 1.44 billion in fiscal 2010. In accordance with IRDA guidelines, ICICI Lombard General Insurance Company Limited, together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, IRDA has instructed all general insurance companies to provide at a higher provisional loss ratio of 153.0% (for each of the four years from fiscal 2008 to fiscal 2011) in the financial results for fiscal 2011. Accordingly, the loss before tax of ICICI General for fiscal 2011 includes the impact of the additional pool losses of Rs. 2.72 billion.

Profit after tax of ICICI Securities Limited decreased marginally from Rs. 1.23 billion in fiscal 2010 to Rs. 1.13 billion in fiscal 2011 primarily due to decrease in brokerage income on account of market conditions and increase in staff cost.

Profit after tax of ICICI Securities Primary Dealership Limited decreased from Rs. 0.85 billion in fiscal 2010 to Rs. 0.53 billion in fiscal 2011 as fixed income markets offered limited opportunities for trading profits during fiscal 2011 and higher funding costs reduced the net interest income.

Profit after tax of ICICI Home Finance Company Limited increased from Rs. 1.61 billion in fiscal 2010 to Rs. 2.33 billion in fiscal 2011 primarily due to increase in net interest income following an increase in net interest margin and decrease in staff cost, administrative costs and lower provisions. Provisions on loans and advances decreased by 20.7% from Rs. 0.29 billion in fiscal 2010 to Rs. 0.23 billion in fiscal 2011 primarily due to decrease in the size of the loan book.

Profit after tax of ICICI Prudential Asset Management Company Limited decreased from Rs. 1.28 billion in fiscal 2010 to Rs. 0.72 billion in fiscal 2011 primarily due to the decrease in management fees on account of decrease in average assets under management and higher administrative expenses.

Profit after tax of ICICI Venture Funds Management Company Limited increased from Rs. 0.51 billion in fiscal 2010 to Rs. 0.74 billion in fiscal 2011 primarily due to increase in management fees on account of increase in carry income from funds and lower marketing and financial expenses in fiscal 2011.

Consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from Rs. 4,893.47 billion at year-end fiscal 2010 to Rs. 5,337.68 billion at March 31, 2011. Consolidated advances of the Bank and its subsidiaries increased from Rs. 2,257.78 billion at March 31, 2010 to Rs. 2,560.19 billion at March 31, 2011.

The following table sets forth, for the periods indicated, the profit/(loss) of our principal subsidiaries.
		Rs. in billion
Company	Fiscal 2010	Fiscal 2011
ICICI Bank UK PLC	Rs. 1.76	Rs.1.67
ICICI Bank Canada	1.54	1.45
ICICI Bank Eurasia Limited Liability Company	0.53	0.21
ICICI Prudential Life Insurance Company Limited	2.58	8.08
ICICI Lombard General Insurance Company Limited	1.44	(0.80)
ICICI Securities Limited	1.23	1.13
ICICI Securities Primary Dealership Limited	0.85	0.53
ICICI Home Finance Company Limited	1.61	2.33
ICICI Prudential Asset Management Company Limited	1.28	0.72
ICICI Venture Funds Management Company Limited	Rs. 0.51	Rs.0.74

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Convergence with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) is gaining the attention of companies, regulators and investing communities across the world.

Based on the recommendations of a Core Group set up to facilitate IFRS convergence in India, the Ministry of Corporate Affairs (MCA), in consultation with RBI, has announced the approach and timelines for achieving convergence by financial institutions including banks, insurance companies and NBFCs. As per the roadmap, all scheduled commercial banks will need to convert their opening balance sheet as at April 1, 2013 in compliance with the IFRS converged Indian Accounting Standards. MCA has recently placed 35 Indian Accounting Standards (IND AS), converged with IFRS, on its website.

Currently, IASB has undertaken a project which will replace the current standards on financial instruments, particularly IAS 39, in a phased manner. As a part of this project, IASB has issued IFRS 9 – “Financial Instruments” which introduces a new classification and measurement regime for financial assets within its scope. Additionally, the IASB has released exposure drafts on various aspects related to financial instruments which include ‘amortised cost and impairment of financial assets’, ‘derecognition’, ‘fair value option for financial liabilities’, ‘hedge accounting’, ‘asset and liability offsetting’ and ‘fair value measurement’. These revisions are expected to be significantly different from existing IAS 39 as issued by IASB and AS 30 as issued by ICAI. To enable the Indian banks to transition to IFRS converged Indian Accounting Standards, RBI is working actively with the banks in such areas as identifying the major impact areas for banking industry, impact on existing regulatory guidelines and arriving at an industry-wide common approach to transition issues to the extent possible.

Currently, we report our financials under Indian GAAP and also report a reconciliation of shareholders’ equity and net profit under Indian GAAP to US GAAP. We are awaiting further clarity on the final transition to IFRS in order to assess the impact on our accounting systems and processes and financial reporting.

Annual Report 2010-2011     71

Key financial indicators

						Rs. in billion, except per share data
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2003	2004	2005	2006	2007	2008	2009	2010	2011
Net interest income	14.45	21.85	29.32	39.07	56.37	73.04	83.67	81.14	90.17
Fee income1	8.47	12.89	22.03	34.47	50.12	66.27	65.24	56.50	64.19
Profit before tax	7.80	19.02	25.27	30.96	36.48	50.56	51.17	53.45	67.61
Profit after tax	12.06	16.37	20.05	25.40	31.10	41.58	37.58	40.25	51.51
Dividend per share	7.50	7.50	8.50	8.50	10.00	11.00	11.00	12.00	14.002
Earnings per share (Basic)	19.68	26.66	27.55	32.49	34.84	39.39	33.76	36.14	45.27
Earnings per share (Diluted)	19.65	26.44	27.33	32.15	34.64	39.15	33.70	35.99	45.06

1.	Includes merchant foreign exchange income and margin on customer derivative transactions.
2.	Represents proposed dividend.

Rs. in billion
				At year–end fiscal
	2003	2004	2005	2006	2007	2008	2009	2010	2011
Advances	532.79	626.48	914.05	1,461.63	1,958.66	2,256.16	2,183.11	1,812.06	2,163.66
Deposits	481.69	681.09	998.19	1,650.83	2,305.10	2,444.31	2,183.48	2,020.17	2,256.02
Total assets	1,068.12	1,252.29	1,676.59	2,513.89	3,446.58	3,997.95	3,793.01	3,634.00	4,062.34
Equity capital & reserves	69.33	80.10	125.50	222.06	243.13	464.71	495.33	516.18	550.91
Total capital adequacy ratio	11.1%	10.4%	11.8%	13.4%	11.7%	14.0%1	15.5%1	19.4%1	19.5%1

1.   Total capital adequacy ratio has been calculated as per Basel ll framework.

Section 217

Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 (forming part of the Directors` Report for the year ended March 31, 2011) in respect of employees of ICICI Bank Limited

		Remuneration Received Rs.
Name,Qualifications and Age (in years)	Desig./ Nature of Duties**	Gross Rs.	Net Rs.	Expe- rience (in years)	Date of Commence- ment of Employ- ment	Last employment
Employees posted in India
Agarwal Vikas, B.Com, CA, (40)	DGM	6,302,390	4,732,202	17	15-Dec-98	Analyst, Anand Rathi Group
Agrawal Mayank, BE, PGDM,(40)	JGM	8,631,379	6,433,401	17	10-Apr-95	Management Trainee, IPCL
Arora Rajiv, BE, MBA, (44)	JGM	7,128,986	5,356,545	22	23-Apr-93	Project Officer, IFCI Limited
Ashish Kumar, MA, MMS, (39)	GM	10,567,770	8,508,121	17	11-Oct-99	Regional Manager, Ceat Financial Services Limited
Athreya Ranganath, B.Sc. BGL, ACS (45)	JCS	8,191,416	6,159,017	22	1-Apr-09	Executive Vice-President - Compliance, Legal & Company Secretary - ICICI Prudential Asset Management Company Limited
Badami Suresh, B.Sc., PGDM, (39)	GM	9,688,820	7,113,568	17	16-Oct-02	Head Region-Business Dev., Max Ateev Limited
Bakhshi Sandeep, BE, PGDM (50)*+	DMD	7,995,633	5,760,311	28	1-May-09	Managing Director & CEO, ICICI Lombard General Insurance Co. Limited
Banerjee Abonty (Ms.), B.Sc., MBA, (39)	JGM	6,857,954	5,260,200	15	4-Nov-99	Associate, Research Director, ORG-MARG Research Limited
Banerjee Anindya, B.Com, CA, (35)	JGM	7,931,830	5,792,566	13	7-Oct-98	-
Batra Mohit, BE, MS, (45)*	SGM	6,409,550	4,816,500	19	24-Apr-92	-
Batra Sandeep, B.Com, CA, CS, (45)	GCO & CS	11,383,397	8,241,546	23	8-Nov-06	Executive Vice-President and CFO,ICICI Prudential Life Insurance Co. Limited
Bhargava Anuj, B.Com, CA,(35)	JGM	7,357,204	5,560,937	13	15-Oct-98	Vice-President, ICICI Securities Limited
Bhat Sham, B.Sc., PGDM, (38)	DGM	6,332,888	4,699,939	22	2-Sep-02	Senior Manager, IDBI Bank Limited
Bhatia Piyush, BE, MBA,(39)	DGM	6,109,077	4,667,504	15	1-Jun-95	-
Bhobe Prathit, B.Com, MMS,(40)*	GM	6,946,714	5,130,504	16	16-Jul-10	Head of Commercial Banking, Global Consumer Group, Citibank
Chandok Vijay, B.Tech, MMS, (43)	GE	18,668,010	16,329,315	20	31-May-93	Production Executive, ITC Group - VST Industries
Chatterjee Sonjoy, BE, PGDM,(43)*+	ED	4,438,540	3,434,255	18	25-Apr-94	Marketing Executive, HCL-HP
Chaudhuri Ripujit, BE, MMS, (42)	JGM	7,674,683	5,686,374	19	5-Sep-01	Manager, Enron India Private Limited & Broadbank Solutions Private Limited
Chougule Sanjay ( Dr.), BE, MMS, LLB, Ph.D, (47)	SGM	8,293,283	6,624,170	24	1-Jun-87	Junior Engineer, RCF Limited
Daruwala Zarin ( Ms.), B.Com, CA, CS, (46)	GE	13,352,241	10,045,977	21	21-Jun-89	-
Deshpande Charudatta, B.Pharma, (55)	GM	7,106,178	5,443,312	16	21-Jul-05	Senior General Manager, Mahindra & Mahindra
Dhamodaran S., B.Sc., CAIIB, (56)	SGM	10,428,206	7,610,828	36	4-Apr-94	Officer MII , State Bank of India
Dhawan Amit, BE, MBA, (38)*	DGM	4,371,416	3,383,068	15	03-Jun-96	-
Ganguli Sujit, B.Sc., PGDM, (39)*	GM	4,500,466	3,326,741	16	01-Sep-10	Senior Vice-President & Head Marketing, ICICI Prudential Life Insurance Co. Limited
Gune Smita (Ms.), B.Com, CA, CIA, (52)*	GM	5,108,203	3,949,670	27	12-Oct-98	Assistant General Manager, Tata Finance
Gupta Ajay, B.Com, CA, (44)	GM	8,641,023	6,363,597	20	25-Nov-91	Article Clerk, A.F. Ferguson Co.
Isaac Robi, BA, LLB, (35)	JGM	7,179,996	5,286,097	14	3-Sep-07	Resident Partner, Kochhar & Co.
Isser Utpal, BA, PGDRM, (36)	DGM	6,185,627	4,644,754	12	1-Oct-01	Senior Research Executive, Indian Mark Research Bureau
Jain Mukesh, B.Com, CAIIB, PGDBM, DBANKM, (51)	SGM	10,601,388	8,026,848	31	29-Mar-94	Officer, Canara Bank
Jayaraman Mohan, B.Com, ICWAI, (37)*	JGM	5,511,671	4,204,823	17	02-Dec-02	Assistant General Manager, FISAF
Jayarao K. M., BE, (55)	SGM	12,082,828	8,911,316	31	22-Mar-82	Junior Executive, BHEL, Hyderabad
Jha Rakesh, BE, PGDM, (39)	DYCFO	11,446,377	8,474,822	14	3-Jun-96	-
Jogani Vandana Suresh (Ms.), BE, MMS, (41)	JGM	6,809,443	5,092,848	17	7-Mar-05	Assistant Vice-President, GE Countrywide Consumer Finance
Juneja Maninder, BE, PGDM, (45)	SGM	11,258,280	8,274,430	20	5-Apr-99	Head Agency Business,DGP Windsor
Kamani Anirudh, B.Com, CA, (41)	JGM	7,666,706	5,850,694	21	1-Feb-05	Manager Supply Chain, Becton Dickinson India Limited
Kannan N. S, BE, PGDM, CFA (45) +	EDCFO	16,460,168	11,944,066	24	1-May-09	Executive Director, ICICI Prudential Life Insurance Co. Limited
Kant Vishnu, BE, MBA, (40) *	JGM	5,159,540	4,131,425	16	28-May-10	Director, Standard Chartered Bank
Kaul Anil, BSc, MBA, (45)*	GM	5,917,607	4,425,537	19	02-Aug-10	Head of Brokerage, Bank Muscat
Khandelwal Rajendra, B.Com, CA, CS, (38)	DGM	6,045,852	4,648,284	16	4-Oct-95	-
Khandelwal Sachin, BE, MBA, (44)	SGM	6,994,365	5,510,769	19	10-Dec-99	Honda Siel Cars
Kikani Kalpesh, BE, MBA, CFA,(38)	SGM	12,461,998	9,328,147	16	1-Jun-95	-
Kochhar Chanda (Ms.), BA, MMS, ICWAI, (49)+	MDCEO	26,283,759	19,646,157	27	17-Apr-84	-
Kodaganti Leelanand, B.Sc., CCCL,(46)	DGM	7,415,939	5,418,343	23	26-Aug-04	Chief Manager, Global Trust Bank
Konda Vasudeva, B.Tech., PGDM, (37)	JGM	7,063,815	5,308,206	15	19-Apr-99	Senior Systems Analyst, Infosys Technologies
Kumar Shilpa, (Ms.), B.Com, PGDM, (44)	SGM	12,560,044	9,405,758	21	1-Jun-89	-
Kumar Sushant, MA, CAIIB, (50)	GM	8,252,786	6,117,206	24	18-Jul-94	Deputy Manager, United Bank of India
Limaye Niranjan, BE, PGDM,(41)	JGM	6,513,228	4,964,380	18	1-Jun-95	Graduate Engineering Trainee,Larson & Toubro Limited
Madhavan Anish, B.Com, CA,(39)	JGM	6,096,695	4,627,688	15	20-Aug-01	Manager, Orix Auto Fin(I) Limited.
Mantri Sanjeev, B.Com, CA, (40)	GM	9,749,736	7,274,533	16	1-Oct-03	Deputy Head - Corp Banking,BNP Paribas

Annual Report 2010-2011     73

Remuneration Received Rs.
Name,Qualifications and Age (in years)	Desig./ Nature of Duties**	Gross Rs.	Net Rs.	Expe- rience (in years)	Date of Commence- ment of Employ- ment	Last employment
Mattagajasingh Soumendra, BA, MA (IR&PM),(39)	JGM	7,005,598	5,284,788	14	23-Sep-02	Senior Officer, Hindustan Petroleum Corporation
Mhatre Sangeeta ( Ms.), B.Com,CA, (47)	SGM	9,050,681	6,837,969	25	12-Jun-89	Junior Officer, Price Waterhouse
Mishra Lok, BA, CAIIB, MBA, (41)	JGM	7,806,256	5,854,787	19	22-Oct-96	Assistant Manager, Oriental Bank of Commerce
Misra Manish, B.Tech, PGDM, (40)	GM	6,516,317	4,903,119	14	19-Jun-02	Vice-President, Oyster Solutions
Mitra Ronita (Ms.), B.Com, MMS,(41)	JGM	6,371,850	4,767,101	20	19-Aug-08	Marketing & Strategy Head, Castrol India Limited
Mittal Ajay, B.Com, ICWAI, CA, PGDTFM,(40)	JGM	6,582,241	4,962,882	16	17-Jan-07	Vice-President, ING Vysya Bank
Mulla Parvez, BE, PGDM, (40)	JGM	7,545,537	5,677,437	17	16-Aug-00	Relationship Manager, ANZ Grindlays Bank
Nachiappan V., B.Sc., CAIIB, PGDBA, (57)	GM	6,181,101	4,754,850	37	1-May-00	General Manager,Bank of Madura Limited
Nagpal Vikas, DEE, PGDBA,(37)	DGM	6,801,087	5,027,898	17	24-Sep-04	Emerson Network Power India Pvt. Limited
Narayanan N.R., BE, PGDM, (48)	GM	7,987,899	6,073,851	24	17-Apr-00	Regional Manager, Eicher Motors Limited
Nayak Girish, B.Tech., PGDM, (40)	GM	8,741,486	6,618,589	18	2-May-94	Software Engineer, Mastek Limited
Nirula Ramni (Ms.), BA, MBA, (58)*	SGM	2,763,376	2,274,427	35	01-Dec-75	-
Pai Anita (Ms.), B.Com, MBA(43)	SGM	9,258,685	6,906,390	20	1-Apr-10	Executive Vice-President, ICICI Prudential Life Insurance Co. Limited
Palta Amit, BE, PGDBM, (39)	GM	8,334,725	6,185,514	15	7-May-08	Senior Vice-President, Sales & Distribution, ICICI Prudential Life
Parmar Anilkumar, BBA, CAIIB, (39)	DGM	6,890,940	5,144,094	19	18-Jul-05	Senior Manager, Union Bank of India
Prabhune Sunil, B.Com, PGDM, (35)	JGM	6,430,026	4,875,765	14	4-Jul-05	Senior Manager - HR, Novartis
Prasad Jayant, BE, PGDM, (37)	JGM	6,340,253	4,478,145	13	4-May-98	-
Rahul Vohra, B.Com, MBA, (48)*	SGM	2,549,445	2,021,219	25	03-Jan-11	Executive Director, Societe Generale Bank
Ramachandran G (Dr.), M.Sc., M.Phil., Ph.D., INS, (49)	DGM	6,747,027	5,112,218	21	24-Dec-01	Vice-President-Mutual Fund, CRISIL
Ramakrishnan Murali, B.Tech, PGDM, (48)	GM	7,796,831	5,931,166	25	2-Aug-99	GE Capital TFS Limited
Ramkumar Krishnaswamy, B.Sc., PGDPM & IR, (49) +	ED	18,293,414	13,724,502	26	2-Jul-01	General Manager (HR), ICI India Limited
Ranganathan Sridhar, B.Sc.,(38)	DGM	6,054,274	4,548,802	17	18-Dec-00	Assistant Manager, Bharati Mobile Limited
Rao Pramod, BA, LLB, (37)	SGM	11,300,536	8,509,959	15	1-Aug-96	Mulla & Mulla
Rastogi Yogesh, BE, PGPM, (42)	JGM	7,171,036	5,454,758	18	14-May-93	-
Roy Kusal, B.Tech. PGDM, (40)*	GM	5,801,126	4,348,741	15	23-Jul-10	Director & Partner, INCValue Advisors
Sabharwal Rajiv, B.Tech., PGDM (45) +	ED	12,615,025	9,331,859	21	1-Apr-10	Executive Director, Sequoia Capital India Advisors Pvt. Limited
Saha Anup, B.Tech., PGPM, (40)	JGM	7,644,799	5,669,772	18	21-Jun-03	Assistant Vice-President, GE Capital
Saha Avijit, BE, PGDM, (42)	JGM	7,665,761	5,916,733	18	7-Aug-06	Business Manager, ICI Paints

Sahasrabuddhe Vidyadhar, B.Sc., LLB, (58)*	GM	2,792,443	2,242,801	40	28-Aug-96	Senior Manager, Bank of Maharashtra
Sanghai Anubhuti (Ms.), BA, CA,(37)	JGM	6,692,271	4,982,984	13	30-Mar-99	Executive, S.R.Batliboi & Co.
Sanyal Goutam, B.Sc., M.Sc., Ph.D.(47)	DGM	6,904,600	5,131,042	15	21-Nov-05	Consultant, I-flex Solution
Saraf Ajay, B.Com, ICWAI, ACA, (41)	SGM	10,653,509	8,154,167	19	1-Jun-02	American Express Bank Limited
Sehrawat Sanjeev, B.Sc., MBA, PGDM, (42)*	GM	4,809,757	3,657,792	18	03-Jun-96	Officer, Bharat Petroleum
Seshadri Vishwanath, B.Com,ACA, (49)*	GM	3,562,371	2,730,845	23	19-Aug-98	Manager Finance, Countrywide
Sethi Amit, BE, MBA,(38)	JGM	6,503,217	4,859,531	15	1-Jun-98	Engineer, Essar Steel Limited
Shah Anand , B.Com, CA,(33)	DGM	6,825,009	5,080,626	10	25-Sep-06	Manager, ITC Limited
Sharma Sudershan, B.Com, CS, CA, (41)	JGM	12,079,612	8,682,400	17	1-Jul-99	Manager, IDBI Limited
Shetty Supritha (Ms.), B.Com, CA, (45)	JGM	8,091,702	5,998,547	20	26-Sep-03	Manager, BNP Paribas
Singh Saurabh, MA, MMS, (44)	GM	10,377,476	7,775,659	19	31-Dec-99	Manager HRD,Tata Liebert
Singhal Raghav, BA, PGDM, (36)	JGM	6,571,563	4,968,553	14	10-Jan-00	Product Manager, Godrej GE Appliances
Singhvi Sanjay, B.Sc., CA, (41)	JGM	7,345,281	5,971,530	18	15-Mar-00	Group Manager, Birla Global Finanance Limited
Srinivas G, B.Tech., PGDM, (43)	GM	10,110,267	7,383,715	20	8-Jun-93	Management Trainee, IFCI Limited
Srirang T.K., BE, MBA, (39)	GM	10,633,021	7,733,632	15	29-Oct-01	Area HR Manager, Coco-Cola India Limited
Srivastava Rishi, BA, MA, PGDBA, (38)*	JGM	5,759,595	4,376,589	13	19-Apr-10	Senior Vice-President & Head Agency, ICICI Prudential Life Insurance Co. Limited
Suresh P., BE, PGDM, (39)	JGM	7,651,007	5,767,624	17	3-Jun-94	-
Trivedi Praveen, B.Com, CA, (38)	DGM	6,315,926	4,810,547	17	3-Dec-01	Assistant Manager, IDBI Bank Limited
Vajjula Sravan Kumar, BE, PGDM, (30)	AGM	6,198,612	4,515,253	8	5-May-03	-
Verma Prashant, B.Com, MPM,(36)	DGM	6,228,008	4,808,035	14	22-Aug-02	Manager - HR, ITC Limited
Vohra Pravir, CAIIB, MA, (56)	GCTO	17,991,659	13,945,951	36	28-Jan-00	Vice-President, Times Bank
Vora Hemant, BE, MS (43)	GM	6,261,844	4,826,242	18	1-Feb-06	Associate Director, KPMG

Remuneration Received Rs.
Name,Qualifications and Age (in years)	Desig./ Nature of Duties**	Gross Rs.	Net Rs.	Expe- rience (in years)	Date of Commence- ment of Employ- ment	Last employment
Employees posted at branches and offices abroad
Bafna Ashish, B.sc., MBA,(38)	AGM	6,869,990	4,911,237	16	7-Jun-01	Deputy Manager,OTCEI
Chakravarti Arnab, B.Com, CA, CTM, PGDTFM, FRM, PGDASU, (32)	AGM	6,774,402	4,922,993	8	25-Feb-08	Associate Director, Standard Chartered Bank
Dhir Virendra, B.Tech, PGDM, (39)	AGM	6,806,988	6,037,069	13	30-Sep-05	Manager Sales & Credit, Standard Chartered Bank
Ganjoo Pankaj, B.Sc., CAIIB, (47)	DGM	8,589,399	8,589,399	27	1-Apr-00	Manager Operations, Indusind Bank

Guliani Harpreet, B.Com, DBF, PGDBA, (35)	AGM	6,269,592	5,890,770	11	15-Nov-02	Deputy Manager, Centurion Bank
Gupta Rakhee (Ms.), BA, MIB, (34)	AGM	6,736,195	5,823,166	13	16-Feb-04	Manager, ABN Amro Bank
Hussain Omer, B.Sc., (45)	DGM	7,328,460	4,242,356	13	6-Nov-07	Chief Compliance Officer, National Bank of Pakistan
Iyer B.K., B.Sc., PGDIM, (56)	GM	13,144,053	12,029,445	22	1-Jul-03	Senior Director & Head Trade Banking, American Express Bank
Kumar Manish, B.Com, CA,(39)	DGM	6,967,272	6,396,527	16	28-Dec-99	Manager, Meta Strips Limited
Ramesh G.V.S., B.Com, CA, (47)	JGM	9,939,835	7,047,628	24	29-Jun-92	Systems Manager, Wipro Systems
Sharma Vikash, B.Com, ICWAI, CA, CTM, (37)	DGM	7,170,044	6,652,694	13	31-Dec-04	Assistant Manager, Indian Oil Corporation Limited
Wong Lai Chun (Ms.), Bachelor of Accountancy, (51)	JGM	9,298,155	8,188,322	34	9-Jun-03	Head of Finance & Risk, AIB Govett (Asia) Limited

*	Indicates part of the year.
+	Nature of employment contractual, other employees are in the permanent employment of the Bank, governed by its rules and conditions of service.
**	Designation/Nature of duties - Abbreviations

MDCEO	-	Managing Director and Chief Executive Officer	DMD	-	Deputy Managing Director
EDCFO	-	Executive Director and CFO	ED	-	Executive Director
GCTO	- Group Chief Technology Officer (now redesignated as President)		GE	- Group Executive (now redesignated as President)
DYCFO	- Senior General Manager and Deputy Chief Financial Officer		GCO & CS	- Senior General Manager & Group Compliance Officer & Company Secretary
SGM	-	Senior General Manager	JCS	- General Manager - Joint Company Secretary & Head Compliance -
GM	-	General Manager			Capital Markets and Non-Banking Subsidiaries
DGM	-	Deputy General Manager	JGM	-	Joint General Manager
			AGM	-	Assistant General Manager

Note :

1.
Gross remuneration for employees posted in India includes salary and other benefits and employer’s contribution to provident, superannuation and gratuity funds.It excludes valuation of the employee stock options exercised during fiscal 2011 as it does not constitute remuneration for the purposes of Companies Act, 1956.

2.
Gross remuneration for employees posted at branches and offices abroad includes salary and other benefits paid in foreign currency which is converted into Indian currency at the exchange rate as on March 31, 2011.

3.	Net remuneration for employees posted in India represents gross remuneration less profession tax and income tax.
4.	Net remuneration for employees posted at branches and offices abroad represents gross remuneration less applicable tax/statutory deductions as applicable to the respective countries.
5.	None of the employees mentioned above is a relative of any Director.
6.	Designation/nature of duties are as on March 31, 2011 and remuneration is for the year ended on that date.

For and on behalf of the Board
K. V. Kamath
May 13, 2011	Chairman

Annual Report 2010-2011     75

auditors’ report

To the Members of ICICI Bank Limited

1.
We have audited the attached balance sheet of ICICI Bank Limited (the ‘Bank’) as at 31 March 2011 and also the profit and loss account and cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Incorporated in the said financial statements are the returns of the Singapore, Bahrain and Hong Kong branches of the Bank, audited by other auditors.

2.
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
The balance sheet and profit and loss account are drawn up in conformity with Forms A and B (revised) of the Third Schedule to the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.

4.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 850,507.9 million as at 31 March 2011, the total revenue of Rs. 42,480.8 million for the year ended 31 March 2011 and net cash flows amounting to Rs. 39,302.7 million for the year ended 31 March 2011. These financial statements have been audited by other auditors, duly qualified to acts as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

5.	We report that:

a)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;

b)	In our opinion, the transactions of the Bank which have come to our notice have been within its powers;

c)
In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from branches not visited by us. The Branch Auditor’s Report(s) have been forwarded to us and have been appropriately dealt with;

d)	The balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

e)
In our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub section (3C) of Section 211 of the Companies Act, insofar as they apply to the Bank;

f)
On the basis of written representations received from the directors, as on 31 March 2011, and taken on record by the Board of Directors, we report that none of the directors is disqualified from being appointed as a director in terms of clause (g) of sub section (1) of Section 274 of the Companies Act, 1956;

g)
In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India;

i.	in case of the balance sheet, of the state of the affairs of the Bank as at 31 March 2011;

ii.	in case of the profit and loss account, of the profit for the year ended on that date; and

iii.	in case of of cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
April 28, 2011

balance sheet

at March 31, 2011	(Rs. in ‘000s)

	Schedule	At	At
		31.03.2011	31.03.2010
CAPITAL AND LIABILITIES
Capital	1	11,518,200	11,148,892
Employees stock options outstanding		2,929	—
Reserves and surplus	2	539,388,244	505,034,767
Deposits	3	2,256,021,077	2,020,165,972
Borrowings	4	1,095,542,771	942,635,686
Other liabilities and provisions	5	159,863,467	155,011,834
TOTAL CAPITAL AND LIABILITIES		4,062,336,688	3,633,997,151

ASSETS
Cash and balances with Reserve Bank of India	6	209,069,703	275,142,920
Balances with banks and money at call and short notice	7	131,831,128	113,594,020
Investments	8	1,346,859,630	1,208,928,005
Advances	9	2,163,659,014	1,812,055,971
Fixed assets	10	47,442,551	32,126,899
Other assets	11	163,474,662	192,149,336
TOTAL ASSETS		4,062,336,688	3,633,997,151

Contingent liabilities	12	9,231,216,140	7,270,840,587
Bills for collection		85,300,273	64,749,539
Significant accounting policies and notes to accounts	17 & 18

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.	For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

profit and loss account

for the year ended March 31, 2011	(Rs. in ‘000s)

		Schedule	Year ended	Year ended
			31.03.2011	31.03.2010
I.	INCOME
	Interest earned	13	259,740,528	257,069,331
	Other income	14	66,478,925	74,776,500
	TOTAL INCOME		326,219,453	331,845,831

II.	EXPENDITURE
	Interest expended	15	169,571,515	175,925,704
	Operating expenses	16	66,172,492	58,598,327
	Provisions and contingencies		38,961,684	57,071,971
	TOTAL EXPENDITURE		274,705,691	291,596,002

III.	PROFIT/(LOSS)
	Net profit for the year		51,513,762	40,249,829
	Profit brought forward		34,643,807	28,096,510
	TOTAL PROFIT/(LOSS)		86,157,569	68,346,339

IV.	APPROPRIATIONS/TRANSFERS
	Transfer to Statutory Reserve		12,880,000	10,070,000
	Transfer to Reserve Fund		360	2,170
	Transfer to Capital Reserve		832,500	4,440,000
	Transfer to/(from) Investment Reserve Account		(1,160,000)	1,160,000
	Transfer to general Reserve		2,584	10,369
	Transfer to Special Reserve		5,250,000	3,000,000
	Dividend (including corporate dividend tax)
	for the previous year paid during the year		21,658	929
	Proposed equity share dividend		16,125,811	13,378,604
	Proposed preference share dividend		35	35
	Corporate dividend tax		2,022,784	1,640,425
	Balance carried over to balance sheet		50,181,837	34,643,807
	TOTAL		86,157,569	68,346,339

Significant accounting policies and notes to accounts	17 & 18
Earnings per share (refer note 18.2)
Basic (Rs.)		45.27	36.14
Diluted (Rs.)		45.06	35.99
Face value per share (Rs.)		10.00	10.00

The schedules referred to above form an integral part of the Profit and Loss Account

As per our Report of even date.	For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

cash flow statement

for the year ended March 31, 2011	(Rs. in ‘000s)

		Year ended	Year ended
PARTICULARS		31.03.2011	31.03.2010

Cash flow from operating activities
Net profit before taxes		67,607,025	53,453,218
Adjustments for:
Depreciation and amortisation		6,779,203	7,550,323
Net (appreciation)/depreciation on investments		13,498,447	6,242,755
Provision in respect of non-performing assets
(including prudential provision on standard assets)		19,769,127	43,621,629
Provision for contingencies & others		1,061,083	273,494
Income from subsidiaries, joint ventures and consolidated entities		(4,358,221)	(3,933,959)
(Profit)/loss on sale of fixed assets		(411,695)	(1,345,173)
Employee Stock Options grants		2,929	—
		103,947,898	105,862,287
Adjustments for:
(Increase)/decrease in investments		(56,232,153)	(243,844,179)
(Increase)/decrease in advances		(310,048,851)	327,300,630
Increase/(decrease) in borrowings		102,920,003	(17,220,942)
Increase/(decrease) in deposits		100,567,606	(163,312,277)
(Increase)/decrease in other assets		24,232,654	54,586,538
Increase/(decrease) in other liabilities and provisions		(15,973,315)	(28,694,588)
		(154,534,056)	(71,184,818)
Refund/(payment) of direct taxes		(18,503,060)	(15,985,360)
Net cash flow from operating activities	(A)	(69,089,218)	18,692,109
Cash flow from investing activities
Investments in subsidiaries and/or joint ventures (including application money)		(2,516,000)	(1,113,156)
Income from subsidiaries, joint ventures and consolidated entities		4,358,221	3,933,959
Purchase of fixed assets		(4,557,106)	(5,101,617)
Proceeds from sale of fixed assets		552,792	3,164,763
(Purchase)/sale of held to maturity securities		(18,926,154)	60,623,375
Net cash from investing activities	(B)	(21,088,247)	61,507,324
Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of issue expenses		1,404,886	610,429
Net proceeds/(repayment) of bonds (including subordinated debt)		44,680,138	26,946,780
Dividend and dividend tax paid		(15,025,283)	(13,731,041)
Net cash generated from financing activities	(C)	31,059,741	13,826,168
Effect of exchange fluctuation on translation reserve	(D)	(490,685)	(4,954,299)
Net cash and cash equivalents taken over from erstwhile The Bank of
Rajasthan Limited on amalgamation	(E)	11,772,300	—
Net increase/(decrease) in cash and cash equivalents	(A)+(B)+(C)+(D)+(E)	(47,836,109)	89,071,302
Cash and cash equivalents at beginning of the year		388,736,940	299,665,638
Cash and cash equivalents at end of the year		340,900,831	388,736,940

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.	For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

schedules

forming part of the Balance Sheet	(Rs. in ‘000s)

	At	At
	31.03.2011	31.03.2010
SCHEDULE 1 - CAPITAL
Authorised capital
1,275,000,000 equity shares of Rs. 10 each (March 31, 2010: 1,275,000,000 equity
shares of Rs. 10 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each
(March 31, 2010: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each
(March 31, 2010: 350 preference shares of Rs. 10 million each) 2	3,500,000	3,500,000
Equity share capital
Issued, subscribed and paid-up capital
1,114,845,314 equity shares of Rs. 10 each
(March 31, 2010: 1,113,250,642 equity shares of Rs. 10 each)	11,148,453	11,132,506
Add: 34,184,121 equity shares of Rs. 10 each fully paid up issued to shareholders of
erstwhile The Bank of Rajasthan Limited	341,841	—
Less: 200 equity shares of the Bank, earlier held by erstwhile The Bank of Rajasthan
Limited, extinguished on amalgamation	(2)	—
Add: 2,743,137 equity shares of Rs. 10 each fully paid up (March 31, 2010: 1,594,672
equity shares) issued pursuant to exercise of employee stock options	27,431	15,947
	11,517,723	11,148,453
Less: Calls unpaid	(293)	(331)
Add: 111,603 equity shares forfeited (March 31, 2010: 111,603 equity shares)	770	770
TOTAL CAPITAL	11,518,200	11,148,892

1.
These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular no. DBOD.BP.BC no.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 - ”Borrowings”.

schedules

forming part of the Balance Sheet (Contd.)	(Rs. in ‘000s)

		At	At
		31.03.2011	31.03.2010

SCHEDULE 2 - RESERVES AND SURPLUS
I.	Statutory reserve
	Opening balance	58,863,807	48,793,807
	Additions during the year [includes Rs. 2,002.7 million (March 31, 2010: nil)]
	on amalgamation during the year ended March 31, 2011.	14,882,712	10,070,000
	Deductions during the year	—	—
	Closing balance	73,746,519	58,863,807
II.	Special reserve
	Opening balance	26,440,000	23,440,000
	Additions during the year	5,250,000	3,000,000
	Deductions during the year	—	—
	Closing balance	31,690,000	26,440,000
III.	Securities premium
	Opening balance	313,511,817	312,917,382
	Additions during the year1	1,595,956	594,435
	Deductions during the year2	2,097,974	—
	Closing balance	313,009,799	313,511,817
IV.	Investment reserve account
	Opening balance	1,160,000	—
	Additions during the year	—	1,160,000
	Deductions during the year3	1,160,000	—
	Closing balance	—	1,160,000
V.	Capital reserve
	Opening balance	20,630,000	16,190,000
	Additions during the year4	832,500	4,440,000
	Deductions during the year	—	—
	Closing balance	21,462,500	20,630,000
VI.	Foreign currency translation reserve
	Opening balance	(19,999)	4,966,797
	Additions during the year	—	—
	Deductions during the year	490,691	4,986,796
	Closing balance	(510,690)	(19,999)
VII.	Reserve fund
	Opening balance	10,919	8,749
	Additions during the year5	360	2,170
	Deductions during the year	—	—
	Closing balance	11,279	10,919
VIII.	Revenue and other reserves
	Opening balance	49,794,416	49,784,047
	Additions during the year6	2,584	10,369
	Deductions during the year	—	—
	Closing balance	49,797,000	49,794,416
IX.	Balance in profit and loss account	50,181,837	34,643,807
TOTAL RESERVES AND SURPLUS		539,388,244	505,034,767

1.	Includes Rs. 1,391.3 million (March 31, 2010: Rs. 568.3 million) on exercise of employee stock options.
2.	Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired and amalgamation expenses.
3.	Represents the amount utilised for provision made during the year towards depreciation in investments in AFS and HFT categories.
4.
Represents profit on sale of investments in HTM category, net of taxes and transfer to Statuory Reserve. Also includes profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve, for the year ended March 31, 2011.

5.	Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act no.30 of 1988.
6.	Refer item 9 in Schedule-18.

schedules

forming part of the Balance Sheet (Contd.)	(Rs. in ‘000s)

				At	At
				31.03.2011	31.03.2010

SCHEDULE 3 - DEPOSITS
A.	I.	Demand deposits
		i)	From banks	20,175,805	14,855,980
		ii)	From others	327,599,485	295,118,656
	II.	Savings bank deposits		668,689,461	532,183,675
	III.	Term deposits
		i)	From banks	153,559,266	88,149,385
		ii)	From others	1,085,997,060	1,089,858,276
TOTAL DEPOSITS				2,256,021,077	2,020,165,972

B.	I.	Deposits of branches in India		2,141,804,854	1,921,759,603
	II.	Deposits of branches outside India		114,216,223	98,406,369
TOTAL DEPOSITS				2,256,021,077	2,020,165,972

SCHEDULE 4 - BORROWINGS
I.	Borrowings in India
	i)	Reserve Bank of India		2,050,000	—
	ii)	Other banks		37,229,750	25,000,000
	iii)	Other institutions and agencies
		a) government of India		299,581	687,491
		b) Financial institutions		47,140,042	54,405,331
	iv)	Borrowings in the form of Bonds and debentures
		(excluding subordinated debt)1		11,268,671	26,136,955
	v)	Application money-bonds2		—	25,000,000
	vi)	Capital instruments
		Innovative Perpetual Debt Instruments (IPDI)
		(qualifying as Tier l capital)		13,010,000	13,010,000
		Hybrid debt capital instruments issued as bonds/debentures
		(qualifying as upper Tier II capital)		98,188,633	97,502,000
		Redeemable non-Cumulative Preference Shares (RNCPS)
		(Redeemable non-Cumulative Preference Shares of Rs. 10 million each
		issued to preference share holders of erstwhile ICICI Limited on
		amalgamation, redeemable at par on April 20, 2018)		3,500,000	3,500,000
		Unsecured redeemable debentures/bonds
		(subordinated debt included in Tier II capital)		197,473,236	138,547,481
TOTAL BORROWINGS IN INDIA				410,159,913	383,789,258
II.	Borrowings outside India
	i)	Capital instruments
		Innovative Perpetual Debt Instruments (IPDI)
		(qualifying as Tier l capital)		15,106,107	15,199,979
		Hybrid debt capital instruments issued as bonds/debentures
		(qualifying as upper Tier II capital)		40,135,500	40,410,000
	ii)	Bonds and notes		278,368,421	250,570,342
	iii)	Other borrowings3		351,772,830	252,666,107
TOTAL BORROWINGS OUTSIDE INDIA				685,382,858	558,846,428
TOTAL BORROWINGS				1,095,542,771	942,635,686

1.	Includes borrowings guaranteed by Government of India of Rs. 4,367.5 million (March 31, 2010: Rs. 8,355.0 million).
2.	Application money received towards subordinated debt.
3.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 16,515.0 million (March 31, 2010: Rs. 17,252.7 million).
4.
Secured borrowings in I and II above are nil (March 31, 2010: nil) except borrowings of Rs. 1.2 million (March 31, 2010: nil) under Collateralised Borrowing and Lending Obligation and/or market repurchase transactions with banks and financial institutions.

schedules

forming part of the Balance Sheet (Contd.)	(Rs. in ‘000s)

				At	At
				31.03.2011	31.03.2010
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
I.	Bills payable			34,304,793	27,069,240
II.	Inter-office adjustments (net credit)			—	244,147
III.	Interest accrued			26,398,543	24,421,815
IV.	Sundry creditors			31,879,286	39,664,039
V.	Provision for standard assets			14,796,004	14,360,648
VI.	Others1			52,484,841	49,251,945
TOTAL OTHER LIABILITIES AND PROVISIONS				159,863,467	155,011,834
1.	Includes:
	a)	Proposed dividend amounting to Rs. 16,125.8 million (March 31, 2010: Rs. 13,378.6 million).
	b)	Corporate dividend tax payable amounting to Rs. 2,022.8 million (March 31, 2010: Rs. 1,640.4 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA
I.	Cash in hand (including foreign currency notes)			37,843,512	33,410,225
II.	Balances with Reserve Bank of India in current accounts			171,226,191	241,732,695
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA				209,069,703	275,142,920
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
I.	In India
	i)	Balances with banks
		a)	In current accounts	4,996,213	9,595,803
		b)	In other deposit accounts	39,418,419	36,076,344
	ii)	Money at call and short notice
		a)	With banks	9,600,000	70,000
		b)	With other institutions	1,999,606	—
TOTAL				56,014,238	45,742,147

II.	Outside India
	i)	In current accounts		20,331,714	15,722,069
	ii)	In other deposit accounts		11,187,780	44,241,179
	iii)	Money at call and short notice		44,297,396	7,888,625
TOTAL				75,816,890	67,851,873
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				131,831,128	113,594,020

schedules

forming part of the Balance Sheet (Contd.)	(Rs. in ‘000s)

					At	At
					31.03.2011	31.03.2010

SCHEDULE 8 - INVESTMENTS
I.	Investments in India [net of provisions]
	i)	Government securities			641,287,140	683,991,406
	ii)	Other approved securities			325,363	45,009
	iii)	Shares (includes equity and preference shares)			28,134,073	27,557,381
	iv)	Debentures and bonds			161,462,866	36,353,907
	v)	Subsidiaries and/or joint ventures1			64,796,927	62,226,766
	vi)	Others (commercial paper, mutual fund units, pass through certificates,
		security receipts, certificate of deposits, RIDF and other related
		investments etc.)			356,934,417	307,378,383
TOTAL INVESTMENTS IN INDIA					1,252,940,786	1,117,552,852
II.	Investments outside India [net of provisions]
	i)	Government securities			8,862,278	1,645,046
	ii)	Subsidiaries and/or joint ventures abroad
		(includes equity and preference shares)			66,026,356	66,005,026
	iii)	Others			19,030,210	23,725,081
TOTAL INVESTMENTS OUTSIDE INDIA					93,918,844	91,375,153
TOTAL INVESTMENTS					1,346,859,630	1,208,928,005
A.	Investments in India
	Gross value of investments				1,272,423,922	1,129,332,338
	Less: Aggregate of provision/depreciation				19,483,136	11,779,486
	Net investments				1,252,940,786	1,117,552,852
B.	Investments outside India
	Gross value of investments				94,499,793	91,756,742
	Less: Aggregate of provision/depreciation				580,949	381,589
	Net investments				93,918,844	91,375,153
TOTAL INVESTMENTS					1,346,859,630	1,208,928,005
1.	Includes application money amounting to Rs. 50.7 million (March 31, 2010: Rs. 1,000.0 million).

SCHEDULE 9 - ADVANCES [net of provisions]
A.	i)	Bills purchased and discounted			58,480,555	44,531,591
	ii)	Cash credits, overdrafts and loans repayable on demand			302,123,773	255,552,276
	iii)	Term loans			1,690,225,268	1,375,739,502
	iv)	Securitisation, finance lease and hire purchase receivables			112,829,418	136,232,602
TOTAL ADVANCES					2,163,659,014	1,812,055,971
B.	i)	Secured by tangible assets (includes advances against book debts)			1,679, 661,354	1,336,426,827
	ii)	Covered by bank/government guarantees			27,057,409	21,202,426
	iii)	Unsecured			456,940,251	454,426,718
TOTAL ADVANCES					2,163,659,014	1,812,055,971
C.	I.	Advances in India
		i)	Priority sector		534,015,609	539,773,871
		ii) Public sector			13,788,639	3,201,088
		iii) Banks			1,810,607	41,790
		iv) Others			1,063,077,445	817,672,519
TOTAL ADVANCES IN INDIA					1,612,692,300	1,360,689,268
	II.	Advances outside India
		i)	Due from banks		37,410,346	13,515,963
		ii)	Due from others
			a)	Bills purchased and discounted	4,572,713	15,060,877
			b)	Syndicated and term loans	494,699,999	412,037,485
			c) Others		14,283,656	10,752,378
TOTAL ADVANCES OUTSIDE INDIA					550,966,714	451,366,703
TOTAL ADVANCES					2,163,659,014	1,812,055,971

schedules

forming part of the Balance Sheet (Contd.)	(Rs. in ‘000s)

		At	At
		31.03.2011	31.03.2010

SCHEDULE 10 - FIXED ASSETS
I.	Premises
	At cost at March 31 of preceding year	23,122,359	24,110,318
	Additions during the year1	15,480,495	777,682
	Deductions during the year	(605,659)	(1,765,641)
	Depreciation to date	(5,799,328)	(4,781,332)
	Net block2	32,197,867	18,341,027
II.	Other fixed assets (including furniture and fixtures)
	At cost at March 31 of preceding year	30,468,293	32,575,569
	Additions during the year1	6,048,746	1,599,686
	Deductions during the year	(739,661)	(3,706,962)
	Depreciation to date	(23,103,046)	(20,216,373)
	Net block	12,674,332	10,251,920
III.	Assets given on lease
	At cost at March 31 of preceding year	17,550,500	17,751,174
	Additions during the year	—	—
	Deductions during the year	(250,413)	(200,674)
	Depreciation to date, accumulated lease adjustment and provisions	(14,729,735)	(14,016,548)
	Net block	2,570,352	3,533,952
TOTAL FIXED ASSETS		47,442,551	32,126,899
1.	Includes assets acquired from erstwhile The Bank of Rajasthan Limited during the year ended March 31, 2011.
2.	Includes assets amounting to nil (March 31, 2010: Rs. 446.1 million) which are in the process of being sold.

SCHEDULE 11 - OTHER ASSETS
I.	Inter-office adjustments (net)	207,829	—
II.	Interest accrued	39,216,054	32,528,366
III.	Tax paid in advance/tax deducted at source (net)	34,885,203	37,793,206
IV.	Stationery and stamps	109,751	641
V.	Non-banking assets acquired in satisfaction of claims1	730,338	674,945
VI.	Advances for capital assets	1,131,955	11,744,493
VII.	Deposits	11,868,646	17,976,859
VIII.	Deferred tax asset (net)	26,900,252	20,756,703
IX.	Others	48,424,634	70,674,123
TOTAL OTHER ASSETS		163,474,662	192,149,336
1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

SCHEDULE 12 - CONTINGENT LIABILITIES
I.	Claims against the Bank not acknowledged as debts	17,022,222	33,568,263
II.	Liability for partly paid investments	128,050	128,126
III.	Liability on account of outstanding forward exchange contracts1	2,468,618,342	1,660,687,240
IV.	Guarantees given on behalf of constituents
	a) In India	647,336,491	489,280,827
	b) Outside India	178,935,843	129,084,608
V.	Acceptances, endorsements and other obligations	393,340,369	321,224,087
VI.	Currency swaps1	561,284,711	524,786,068
VII.	Interest rate swaps,currency options and interest rate futures1	4,903,897,090	4,012,141,159
VIII.	Other items for which the Bank is contingently liable2	60,653,022	99,940,209
TOTAL CONTINGENT LIABILITIES		9,231,216,140	7,270,840,587

1.	Represents notional amount.
2.
Includes an amount of Rs. 1,653.8 million pertaining to government securities settled after the Balance Sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

schedules

forming part of the Profit and Loss Account	(Rs. in ‘000s)

		Year ended	Year ended
		31.03.2011	31.03.2010
SCHEDULE 13 - INTEREST EARNED
I.	Interest/discount on advances/bills	164,247,832	173,727,325
II. Income on investments		79,051,918	64,663,488
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	3,667,668	6,249,906
IV. Others1, 2		12,773,110	12,428,612
TOTAL INTEREST EARNED		259,740,528	257,069,331
1. Includes interest on income tax refunds amounting to Rs. 1,646.3 million (March 31, 2010: Rs. 1,208.3 milion).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME
I.	Commission, exchange and brokerage	55,146,367	48,308,087
II.	Profit/(loss) on sale of investments (net)	2,176,146	5,464,210
III.	Profit/(loss) on revaluation of investments (net)	(4,610,137)	1,852,196
IV.	Profit/(loss) on sale of land, buildings and other assets (net)1	411,695	1,345,173
V.	Profit/(loss) on exchange transactions (net)	9,168,753	11,060,537
VI.	Income earned by way of dividends, etc. from subsidiary companies and/or joint
	ventures abroad/in India	4,113,468	3,692,716
VII.	Miscellaneous income (including lease income)	72,633	3,053,581
VIII.	TOTAL OTHER INCOME	66,478,925	74,776,500
1. Includes profit/(loss) on sale of assets given on lease.
SCHEDULE 15 - INTEREST EXPENDED
I.	Interest on deposits	100,708,579	115,134,716
II.	Interest on Reserve Bank of India/inter-bank borrowings	12,482,351	11,951,326
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	56,380,585	48,839,662
TOTAL INTEREST EXPENDED		169,571,515	175,925,704
SCHEDULE 16 - OPERATING EXPENSES
I.	Payments to and provisions for employees	28,169,342	19,257,929
II.	Rent, taxes and lighting	6,537,415	5,924,256
III.	Printing and stationery	932,907	915,957
IV.	Advertisement and publicity	1,487,541	1,108,010
V.	Depreciation on Bank's property	4,835,223	4,778,512
VI.	Depreciation (including lease equalisation) on leased assets	789,135	1,416,505
VII.	Directors' fees, allowances and expenses	4,635	4,193
VIII.	Auditors' fees and expenses	22,254	22,500
IX.	Law charges	422,060	987,406
X.	Postages, telegrams, telephones, etc.	1,637,677	2,007,720
XI.	Repairs and maintenance	5,045,437	4,724,642
XII.	Insurance	2,064,252	2,005,645
XIII.	Direct marketing agency expenses	1,570,315	1,254,784
XIV.	Other expenditure	12,654,299	14,190,268
TOTAL OPERATING EXPENSES		66,172,492	58,598,327

schedules

forming part of the Accounts (Contd.)

SCHEDULE 17
Significant accounting policies
OVERVIEW

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time, the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the accrual method of accounting, except where otherwise stated, and the historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions which are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1.	Revenue recognition

a)
Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b)	Income from hire purchase operations is accrued by applying the implicit interest rate to outstanding balances.
c)
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered into till March 31, 2001 have been accounted for as operating leases.

d)	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
e)	Dividend is accounted on an accrual basis when the right to receive the dividend is established.
f)	Loan processing fee is accounted for upfront when it becomes due.
g)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.
h)	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
i)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
j)	All other fees are accounted for as and when they become due.
k)
Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

l)
The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2.	Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)
All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

b)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as ‘Available for schedules

forming part of the Accounts (Contd.)

Sale’, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs. 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

	d)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.
e)
Equity investments in subsidiaries/joint ventures are categorised as ‘Held to Maturity’ in accordance with RBI guidelines. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.

f)
Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit on sale of investments in ‘Available for Sale’ and ‘Held for Trading’ categories is credited to profit and loss account.

g)
Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines. Transactions with the RBI under Liquidity Adjustment Facility (LAF) are accounted for as sale and purchase transactions.

	h)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.
i)
At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j)
The Bank follows trade date method of accounting for purchase and sale of investments, except government securities where settlement date method of accounting is followed from January 1, 2011 in accordance with RBI guidelines.

3.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including advances at the overseas branches and overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. For advances booked in overseas branches, provisions are made at the higher of the provision required at the overseas branch as per the host country regulations and provision required as per extant RBI guidelines. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a borrower level on the basis of days past due.

The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

	b)	Provision on assets restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c)
Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

	d)	In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision covers the requirements of the RBI guidelines.

schedules

forming part of the Accounts (Contd.)

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

5.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are given below:

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, photo-copying
machines, etc.	10.00%
Computers	33.33%
Furniture and fixtures	15.00%
Motor vehicles	20.00%
Others (including Software and system development expenses)	25.00%

a.
Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV to the Companies Act, 1956, whichever is higher.

b.	Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.
c.	Items costing upto Rs. 5,000 are depreciated fully over a period of 12 months from the date of purchase.
d.	In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

6.	Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities schedules

forming part of the Accounts (Contd.)

where exchange rates are not notified by FEDAI, are revalued at the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

7.	Accounting for derivative contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8.	Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

9.	Staff Retirement Benefits Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura Limited (erstwhile Bank of Madura), employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank), employees inducted from erstwhile The Bank of Rajasthan Limited (erstwhile Bank of Rajasthan) and employees of ICICI Bank other than those inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan are managed by ICICI Prudential Life Insurance Company Limited.

The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan is administered by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives an option to its employees, allowing them to receive the amount contributed by ICICI Bank along with their monthly salary during their employment.

Up to March 31, 2005, the superannuation fund was administered solely by LIC. Subsequent to March 31, 2005, both LIC and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees have the option to decide on an annual basis, the insurance company for management of that year’s contribution towards superannuation fund.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable schedules

forming part of the Accounts (Contd.)

salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed in-house and the liability is funded as per actuarial valuation. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited and pension payments to retired employees of erstwhile Bank of Rajasthan are being administered by LIC and ICICI Prudential Life Insurance Company Limited from whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura, erstwhile Sangli Bank, erstwhile Bank of Rajasthan and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Sangli Bank) and ICICI Bank contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Leave encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation conducted by an independent actuary.

10.	Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income issued by the Institute of Chartered Accountants of India, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management’s judgement as to whether their realisation is considered as reasonably certain.

11.	Impairment of Assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

12.	Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

13.	Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with Accounting Standard-20 – Earnings per share.

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14.	Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

15.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

schedules

forming part of the Accounts (Contd.)

SCHEDULE 18
NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1.	Amalgamation of The Bank of Rajasthan Limited

The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the RBI vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10 each fully paid-up for every 118 equity shares of Rs. 10 each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

ICICI Bank is also a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949.

As per the Scheme, the undertaking of Bank of Rajasthan including all its assets and liabilities stood transferred/deemed to be transferred to and vested in ICICI Bank as a going concern.

The amalgamation has been accounted for as per the Scheme. Accordingly, the assets and liabilities of Bank of Rajasthan have been accounted at the values at which they were appearing in the books of Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of Bank of Rajasthan and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an amalgamation expenses provision account was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operations of Bank of Rajasthan proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalisation, upgradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairment of technology and fixed assets, conducting general meetings, payment of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by ICICI Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) of Rs. 1,440.1 million and amalgamation expenses of Rs. 657.8 million have been debited to the securities premium account. The computation of this amount is detailed in the table below:

		Rs. in million
Particulars	Amount	Amount
34,184,121 equity shares of face value of Rs. 10 each issued to the shareholders		341.8
of Bank of Rajasthan

Less:
Net assets of Bank of Rajasthan at August 12, 20101	3,608.0
Fair value adjustments	(2,703.6)
Reserves taken over on amalgamation	(2,002.7)
Total fair value of the net assets acquired (including Statutory Reserves) of		(1,098.3)
Bank of Rajasthan at August 12, 2010
Excess of paid-up value of equity shares issued over the fair value of the net		1,440.1
assets acquired
Amalgamation expenses2		657.8

1.	Includes Rs. 50.8 million received subsequent to August 12, 2010 against shares kept in abeyance pending civil appeal.
2.	Net of provision for amalgamation expenses amounting to Rs. 32.2 million no longer required.

As per the accounting done for amalgamation in terms of the Scheme, the identity of reserves of Bank of Rajasthan is not required to be preserved in the books of ICICI Bank. However, the balance in Statutory Reserve Account of Bank of Rajasthan at August 12, 2010 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserves is higher to the extent of Rs. 2,002.7 million. The excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) and amalgamation expenses has been debited to the Securities Premium account of ICICI Bank. As a result, the balance in Securities Premium is lower to the extent of Rs. 2,097.9 million.

schedules

forming part of the Accounts (Contd.)

2.	Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

	Rs. in million, except per share data
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Basic
Weighted average no. of equity shares outstanding	1,137,988,639	1,113,737,557
Net profit	51,513.8	40,249.8
Basic earnings per share (Rs.)	45.27	36.14
Diluted
Weighted average no. of equity shares outstanding	1,143,267,823	1,118,224,665
Net profit	51,513.8	40,249.8
Diluted earnings per share (Rs.)	45.06	35.99
Nominal value per share (Rs.)	10.00	10.00

The dilutive impact is due to options granted to employees by the Bank.

3.	Business/information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

		Year ended	Year ended
		March 31, 2011	March 31, 2010
(i)	Interest income to working funds1	6.80%	7.19%
(ii)	Non-interest income to working funds1	1.74%	2.09%
(iii)	Operating profit to working funds1	2.37%	2.72%
(iv)	Return on assets2	1.35%	1.13%
(v)	Profit per employee (Rs. in million)3	1.0	0.9
(vi)	Business (average deposits plus average advances)
	per employee3, 4 (Rs. in million)	73.5	76.5

1.	For the purpose of computing the ratio, working funds represent the average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
2.	For the purpose of computing the ratio, assets represent average total assets as reported to RBI in Form X under Section 27 of the Banking Regulation Act, 1949.
3.	The number of employees includes sales executives, employees on fixed term contracts and interns.
4.	The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

4.	Capital adequacy ratio

The Bank is subject to the Basel II capital adequacy guidelines stipulated by the Reserve Bank of India (RBI) with effect from March 31, 2008. The RBI guidelines on Basel II require the Bank to maintain a minimum capital to risk-weighted assets ratio (CRAR) of 9.0% and a minimum Tier-1 CRAR of 6.0% on an ongoing basis.

RBI has also stipulated that banks shall maintain capital at higher of the minimum capital required as per Basel II or 80% of the minimum capital required as per Basel I. At March 31, 2011, the prudential floor at 80% of the minimum capital requirement under Basel I was Rs. 283,837.8 million and was lower than the minimum capital requirement of Rs. 307,348.2 million under Basel II. Hence, the Bank has maintained capital adequacy at March 31, 2011 as per the Basel II norms.

schedules

forming part of the Accounts (Contd.)

The following table sets forth, for the dates indicated, computation of capital adequacy.

				Rs. in million
	As per Basel I framework		As per Basel II framework
	At	At	At	At
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Tier-1 capital	463,987.9	432,614.3	449,749.1	410,615.1
(Of which Lower Tier-1)	28,116.1	28,210.0	28,116.1	28,210.0
Tier-2 capital	231,007.0	181,569.1	217,501.5	160,409.9
(Of which Upper Tier-2)	138,248.5	137,912.0	138,248.5	137,912.0
Total capital	694,994.9	614,183.4	667,250.6	571,025.0
Total risk weighted assets	3,942,191.1	3,208,425.4	3,414,979.5	2,941,805.8
CRAR (%)	17.63%	19.14%	19.54%	19.41%
CRAR – Tier-1 capital (%)	11.77%	13.48%	13.17%	13.96%
CRAR – Tier-2 capital (%)	5.86%	5.66%	6.37%	5.45%

During the year ended March 31, 2011, the Bank raised subordinated debt qualifying for Tier-2 capital amounting to Rs. 59,790.0 million (March 31, 2010: Rs. 62,000.0 million). This included an issuance of Rs. 25,000.0 million, wherein the funds were received in March 2010 but were not considered for Tier-2 capital pending allotment.

5.	Information about business and geographical segments

Business Segments

Pursuant to the guidelines issued by RBI on Accounting Standard 17 – (Segment Reporting) - Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

•
Retail Banking includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

•	Treasury includes the entire investment portfolio of the Bank.

•	Other Banking includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

schedules

forming part of the Accounts (Contd.)

The following tables set forth, for the periods indicated, the business segment results on this basis.

						Rs. in million
			For the year ended March 31, 2011
		Retail	Wholesale	Treasury	Other	Total
Particulars		Banking	Banking		Banking
					Business
1	Revenue	159,734.9	193,232.7	237,441.8	4,303.1	594,712.5
2	Less: Inter-segment revenue					268,493.0
3	Total revenue (1)–(2)					326,219.5
4	Segment results	(5,141.9)	48,997.0	22,006.9	1,745.0	67,607.0
5	Unallocated expenses					—
6	Income tax expenses (net of deferred tax credit)					16,093.2
7	Net profit (4)–(5)–(6)					51,513.8
8	Segment assets	668,933.1	1,600,956.9	1,715,322.5	14,616.3	3,999,828.8
9	Unallocated assets1					62,507.9
10	Total assets (8)+(9)					4,062,336.7
11	Segment liabilities	1,543,417.3	795,560.7	1,717,399.32	4,986.3	4,061,363.6
12	Unallocated liabilities					973.1
13	Total liabilities (11)+(12)					4,062,336.7
14	Capital expenditure	13,467.8	7,749.5	206.3	105.6	21,529.2
15	Depreciation	3,478.5	1,307.3	21.8	816.8	5,624.4

1.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2.	Includes share capital and reserves and surplus.

						Rs. in million

			For the year ended March 31, 2010
		Retail	Wholesale	Treasury	Other	Total
Particulars		Banking	Banking		Banking
					Business
1	Revenue	177,244.1	192,541.3	247,978.0	4,375.7	622,139.1
2	Less: Inter-segment revenue					290,293.3
3	Total revenue (1)–(2)					331,845.8
4	Segment results	(13,335.1)	36,451.0	27,886.4	2,450.9	53,453.2
5	Unallocated expenses					—
6	Income tax expenses (net of deferred tax credit)					13,203.4
7	Net profit (4)–(5)–(6)					40,249.8
8	Segment assets	737,339.9	1,184,314.3	1,642,098.9	10,676.8	3,574,429.9
9	Unallocated assets1					59,567.3
10	Total assets (8)+(9)					3,633,997.2
11	Segment liabilities	1,186,393.0	915,021.2	1,525,898.62	5,970.5	3,633,283.3
12	Unallocated liabilities					713.9
13	Total liabilities (11)+(12)					3,633,997.2
14	Capital expenditure	1,721.0	635.8	2.9	17.6	2,377.3
15	Depreciation	3,749.0	996.4	16.3	1,433.3	6,195.0

1.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2.	Includes share capital and reserves and surplus.

Geographical segments

The Bank reports its operations under the following geographical segments.

•	Domestic operations comprise branches in India
•	Foreign operations comprise branches outside India and offshore banking unit in India.

The following table sets forth, for the years indicated, geographical segment revenues.

		Rs. in million

Revenue	Year ended	Year ended
	March 31, 2011	March 31, 2010
Domestic operations	286,909.7	287,247.7
Foreign operations	39,309.8	44,598.1
Total	326,219.5	331,845.8

The following table sets forth geographical segment assets for the year ended March 31, 2011 and March 31, 2010.
		Rs. in million

Assets	At	At
	March 31, 2011	March 31, 2010
Domestic operations	3,303,115.9	2,963,616.4
Foreign operations	697,435.3	611,827.7
Total	4,000,551.2	3,575,444.1

schedules

forming part of the Accounts (Contd.)

The following tables set forth, for the years indicated, capital expenditure and depreciation thereon under the following geographical segments

				Rs. in million
	Capital expenditure incurred during		Depreciation provided during
	Year ended	Year ended	Year ended	Year ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Domestic operations	21,484.51	2,341.0	5,590.1	6,147.6
Foreign operations	44.7	36.3	34.3	47.4
Total	21,529.2	2,377.3	5,624.4	6,195.0
1.	Includes assets acquired from erstwhile The Bank of Rajasthan Limited during the year ended March 31, 2011.

6.	Maturity pattern

•	In compiling the information of maturity pattern, certain estimates and assumptions have been made by the management.
•	Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.
a)	The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2011.

						Rs. in million
	Loans &	Investment	Deposits2	Borrowings2,3	Total foreign	Total foreign
Maturity buckets	Advances 2	securities2			currency	currency
					assets	liabilities
Day 11	9,280.7	49,614.9	45,279.5	913.1	57,011.6	35,628.8
2 to 7 days1	12,637.9	18,462.6	63,935.7	3,028.3	27,144.3	6,388.6
8 to 14 days1	14,881.9	24,073.6	54,938.5	7,270.2	11,484.9	8,654.3
15 to 28 days	26,058.4	92,754.3	64,625.1	23,284.7	13,578.6	16,578.0
29 days to 3 months	149,170.8	96,887.8	212,721.9	92,328.3	58,021.5	78,777.9
3 to 6 months	190,491.4	76,649.1	178,717.0	108,229.9	29,419.1	114,994.8
6 months to 1 year	260,740.5	120,666.5	374,534.2	138,828.8	53,188.7	153,395.3
1 to 3 years	889,201.1	359,736.2	1,177,196.9	229,022.1	214,539.8	202,968.1
3 to 5 years	342,603.1	106,907.7	33,946.6	110,920.2	131,949.7	80,851.3
Above 5 years	268,593.1	401,106.8	50,125.7	381,717.2	170,112.0	138,821.6
Total	2,163,659.0	1,346,859.6	2,256,021.1	1,095,542.8	766,450.2	837,058.7
1.	The aforesaid disclosure is in accordance with the revised maturity buckets as per the RBI circular no. DBOD.BP.BC.22/21.04.018/2009-10 dated July 1, 2009.
2.	Includes foreign currency balances.
3.	Includes borrowings in the nature of subordinated debts and preference shares as per RBI guidelines vide circular no. DBOD.BP.BC no. 81/21.01.002/2009-10.
b)	The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2010.

						Rs. in million
	Loans &	Investment			Total foreign	Total foreign
Maturity buckets	Advances2	securities2	Deposits2	Borrowings2,3	currency	currency
					assets	liabilities
Day 11	5,611.1	157,239.2	32,042.0	391.9	35,810.8	18,545.8
2 to 7 days1	14,761.9	12,256.1	59,269.5	1,306.2	8,507.6	6,922.2
8 to 14 days1	11,134.4	12,895.5	96,406.6	11,072.9	9,116.6	12,425.4
15 to 28 days	20,104.7	74,070.6	50,419.0	11,213.4	17,080.5	18,698.5
29 days to 3 months	131,799.4	98,926.0	265,944.0	80,480.7	38,366.8	78,145.4
3 to 6 months	148,751.8	71,931.7	188,743.9	74,597.9	26,502.9	85,551.5
6 months to 1 year	248,066.9	97,333.9	276,686.1	76,724.4	39,432.1	69,197.5
1 to 3 years	713,445.1	295,899.3	1,030,992.7	302,987.4	218,294.1	223,871.9
3 to 5 years	292,216.2	39,413.6	15,503.1	88,361.1	106,911.0	85,270.9
Above 5 years	226,164.5	348,962.1	4,159.1	295,499.8	153,711.3	82,846.3
Total	1,812,056.0	1,208,928.0	2,020,166.0	942,635.7	653,733.7	681,475.4

1.	The aforesaid disclosure is in accordance with the revised maturity buckets as per the RBI circular no. DBOD.BP.BC no.22/21.04.018/2009-10 dated July 1, 2009.
2.	Includes foreign currency balances.
3.	Includes borrowings in the nature of subordinated debt and preference shares as per RBI guidelines vide circular no. DBOD.BP.BC no. 81/21.01.002/2009-10.

schedules

forming part of the Accounts (Contd.)

7.	Preference shares

Certain government securities amounting to Rs. 2,563.8 million at March 31, 2011 (March 31, 2010: Rs. 2,405.2 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

8.	Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted for fiscal 2004 to 2008 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in March 2010 onwards would vest in a graded manner over a four year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of ICICI Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of Rs. 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. Based on intrinsic value of options, compensation cost of Rs. 2.9 million was recognised during the year ended March 31, 2011.

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2011 would have been higher by Rs. 905.8 million and proforma profit after tax would have been Rs. 50.60 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 44.47 and Rs. 44.27 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011 are given below.

Risk-free interest rate	5.26% to 8.42%
Expected life	6.35 to 6.87 years
Expected volatility	48.38% to 49.82%
Expected dividend yield	1.10% to 1.33%

The weighted average fair value of options granted during the year ended March 31, 2011 is Rs. 535.87 (March 31, 2010: Rs. 199.91).

A summary of the status of the Bank’s stock option plan is given below.

			Rs. except number of options
		Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
		Weighted		Weighted
Particulars	Number of options	Average	Number of options	Average
	Exercise Price		Exercise Price
Outstanding at the beginning of the year	18,763,460	689.50	18,992,504	685.05
Add: Granted during the year	5,514,600	972.00	1,731,000	434.78
Less: Lapsed during the year, net of re-issuance	1,005,536	871.95	365,372	661.78
Less: Exercised during the year	2,743,137	517.21	1,594,672	366.38
Outstanding at the end of the year	20,529,387	779.72	18,763,460	689.50
Options exercisable	10,197,137	682.72	10,104,780	609.18

In terms of the Scheme, 20,529,387 options (March 31, 2010: 18,763,460 options) granted to eligible employees were outstanding at March 31, 2011.

schedules

forming part of the Accounts (Contd.)

A summary of stock options outstanding at March 31, 2011 is given below.

		Weighted average	Weighted average
Range of exercise price (Rs. per share)	Number of shares	exercise price	remaining contractual
	arising out of options	(Rs. per share)	life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94
A summary of stock options outstanding at March 31, 2010 is given below.
	Number of shares	Weighted average	Weighted average
Range of exercise price (Rs. per share)	arising out of	exercise price	remaining contractual
	options	(Rs. per share)	life (Number of years)
105-299	117,601	146.21	2.03
300-599	9,339,639	462.04	6.08
600-999	9,238,220	923.24	7.61
1,000-1,399	68,000	1,114.57	7.65

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2011 was Rs. 1,014.96 (March 31, 2010: Rs. 853.80).

9.	Reconciliation of nostro account

In terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009, Rs. 2.6 million (March 31, 2010: Rs. 10.4 million) representing outstanding credit balances of individual value less than US$ 2,500 or equivalent lying in nostro account, which were originated up to March 31, 2002, was transferred to profit and loss account during the year ended March 31, 2011 and has been subsequently appropriated to General Reserve.

10.	Subordinated debt

During the year ended March 31, 2011, the Bank raised subordinated debt qualifying for Tier II capital amounting to Rs.  59,790.0 million. The following table sets forth, the details of these bonds:

				Rs. in million
Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	April 05, 2010	8.88%(semi-annually)	10 years	25,000.01
Lower Tier II	September 29, 2010	8.90% (annually)	15 years	14,790.0
Lower Tier II	January 13, 2011	9.11% (annually)	10 years	20,000.0
Total				59,790.0

1.
During the year ended March 31, 2010, Bank had raised an amount of Rs. 25,000.0 million towards application money on subordinated debt bonds which was pending for allotment at March 31, 2010 and was subsequently allotted on April 5, 2010.

During the year ended March 31, 2010, the Bank raised subordinated debt qualifying for Tier II capital amounting to Rs. 62,000.0 million. The following table sets forth, the details of these bonds.

				Rs. in million
Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	April 22, 2009	9.30% (annually)	10 years	15,000.0
Upper Tier II	August 31, 2009	8.92% (semi-annually)1	15 years1	10,000.0
Lower Tier II	December 9, 2009	8.75% (annually)	10 years	13,200.0
Upper Tier II	January 12, 2010	8.90% (annually)2	15 years2	7,800.0
Upper Tier II	January 29, 2010	8.81% (semi-annually)3	15 years3	16,000.0
Total				62,000.0

1.
50 basis points over and above the coupon rate payable semi-annually for the balance years after August 30, 2019, if the call option is not exercised by the Bank; call option exercisable on August 31, 2019 with RBI approval.

2.
50 basis points over and above the coupon rate payable annually for the balance years after February 27, 2020, if the call option is not exercised by the Bank; call option exercisable on February 28, 2020 with RBI approval.

3.
50 basis points over and above the coupon rate payable annually for the balance years after February 27, 2020, if the call option is not exercised by the Bank; call option exercisable on February 28, 2020 with RBI approval.

schedules

forming part of the Accounts (Contd.)

11.	Repurchase transactions

Till March 31, 2010, the Bank used to account for market repurchase and reverse repurchase transactions in government securities and corporate debt securities, if any, as “sale and repurchase” transactions. However, as per RBI circular no. RBI/2009-2010/356 IDMD/ 4135/11.08.43/2009-10 dated March 23, 2010, the Bank has started accounting for such transactions as “borrowing and lending” transactions, effective April 1, 2010. If the Bank had continued to account the repurchase and reverse repurchase transactions as “sale and repurchase” at March 31, 2011, the investments would have been higher by Rs. 122.8 million and the ‘Balances with Banks and Money at call and short notice’ and ‘Borrowings’ would have been lower by Rs. 124.0 million and Rs. 1.2 million respectively.

The following table sets forth, for the periods indicated, the details of securities sold and purchased under repo and reverse repo.

					Rs. in million
		Minimum	Maximum	Daily average
		outstanding	outstanding	outstanding
		balance during	balance during	balance during	Outstanding
		the year	the year	the year	balance at
Year ended March 31, 2011
Securities sold under Repo
i.	Government Securities	1.1	214,553.6	41,177.3	1.2
ii.	Corporate Debt Securities	—	—	—	—
Securities purchased under Reverse Repo
i.	Government Securities	—	7,817.1	282.2	124.0
ii.	Corporate Debt Securities	—	250.0	3.4	—
Year ended March 31, 2010
Securities sold under Repo
i.	Government Securities	7.6	294,964.7	153,396.0	27,194.4
ii.	Corporate Debt Securities	—	—	—	—
Securities purchased under Reverse Repo
i.	Government Securities	—	827.8	233.5	84.2
ii.	Corporate Debt Securities	—	—	—	—

1.	The above figures do not include securities sold and purchased under Liquidity Adjustment Facility (LAF) of RBI.
2.	Amounts reported are based on face value of securities under repo and reverse repo.

12.	Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

				Rs. in million
			At	At
Particulars			March 31, 2011	March 31, 2010
1.	Value of Investments
(i)	Gross value of investments
	a)	In India	1,272,423.9	1,129,332.3
	b)	Outside India	94,499.8	91,756.8
(ii)	Provision for depreciation
	a)	In India	(19,483.1)	(11,779.5)
	b)	Outside India	(581.0)	(381.6)
(iii)	Net value of investments
	a)	In India	1,252,940.8	1,117,552.8
	b)	Outside India	93,918.8	91,375.2
2.	Movement of provisions held towards depreciation on investments
(i)	Opening balance		12,161.1	14,317.7
(ii)	Add: Provisions made during the year		8,612.71	4,647.5
(iii)	Less: Write-off/write back of excess provisions during the year		(709.7)	(6,804.1)
(iv)	Closing balance		20,064.1	12,161.1

1.	Includes provision created at the time of acquisition of investments from erstwhile The Bank of Rajasthan on amalgamation.

schedules

forming part of the Accounts (Contd.)

13.	Investment in securities, other than government and other approved securities (Non-SLR investments)

i)	Issuer composition of investments in securities, other than government and other approved securities

a)	The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2011.

						Rs. in million
No. Sr.	Issuer	Amount	Extent of private	Extent of ‘below investment	Extent of ‘unrated’	Extent of ‘unlisted’
			placement2	grade’ securities3	securities4,5	securities4,6
			(a)	(b)	(c)	(d)
1	PSUs	20,171.7	12,613.0	—	—	14.4
2	FIs	13,505.6	10,250.0	—	—	—
3	Banks	113,605.3	79,810.7	2,069.1	3,601.2	8,488.4
4	Private corporates	177,554.6	152,122.0	283.0	9,761.4	17,828.9
5	Subsidiaries/ Joint ventures	135,463.8	—	—	—	—
6	Others7	254,175.9	44,898.0	31,934.5	—	—
7	Provision held towards depreciation	(17,900.7)	—	—	—	—
	Total	696,576.2	299,693.7	34,286.6	13,362.6	26,331.7

1.	Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2.	Includes Rs. 900.0 million of application money towards corporate bonds/debentures.

3.	Excludes investments in non-Indian government securities by branches amounting to Rs. 1,220.5 million.

4.
Excludes investments, amounting to Rs. 6,359.0 million in preference shares of subsidiaries and Rs. 4,529.8 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada. This also excludes investments in non-Indian government securities of Rs. 8,862.3 million made by overseas branches.

5.	Excludes equity shares, units of equity-oriented mutual fund and units of venture capital fund.

6.	Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers and certificates of deposit.

7.
Other investments include deposits under RIDF and other related investments amounting to Rs. 150,795.6 million. Other investments exclude investments in non-Indian government securities of Rs. 8,862.3 million made by overseas branches.

8.	Collateralised debt obligations securities have been included in the above data based on the arranger of such instruments.

b)	The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2010.

						Rs. in million
		Amount	Extent of	Extent of ‘below	Extent of	Extent of
No. Sr.	Issuer		private	investment grade’	‘unrated’	‘unlisted’
			placement	securities2	securities 3,4,5	securities3,4,6
			(a)	(b)	(c)	(d)
1	PSUs	9,394.5	3,035.0	13.5	—	—
2	FIs	5,458.7	2,022.4	—	987.8	1,068.5
3	Banks	105,435.6	63,704.4	2,375.7	5,623.8	11,595.5
4	Private corporates	60,293.2	41,292.4	—	9,142.2	10,906.2
5	Subsidiaries/ Joint ventures	132,687.9	324.1	—	—	—
6	Others7	222,074.1	69,687.8	37,352.5	224.5	224.5
7	Provision held towards depreciation	(12,097.3)	—	—	—	—
	Total	523,246.7	180,066.1	39,741.7	15,978.3	23,794.7

1.	Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2.	Excludes investments in non-Indian government securities by branches amounting to Rs. 1,279.5 million.

3.	Excludes Rs. 11,499.8 million of application money towards corporate bonds/debentures.

4.
Excludes investments, amounting to Rs. 6,226.9 million, in preference shares of subsidiaries and Rs. 4,456.1 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada. This also excludes investments in non-Indian government securities of Rs. 1,645.0 million made by overseas branches.

5.	Excludes equity shares, units of equity-oriented mutual fund and units of venture capital fund.

6.	Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial paper and certificates of deposit.

7.	Other investments include deposits with RIDF and other related investments amounting to Rs. 101,096.8 million.

8.	Collateralised debt obligations securities have been included in the above data based on the arranger of such instruments.

schedules

forming part of the Accounts (Contd.)

ii)	Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

		Rs. in million
	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
Opening balance	5,219.3	3,829.1
Additions during the year	1,024.5	2,626.3
Reduction during the year	(1,320.0)	(1,236.1)
Closing balance	4,923.8	5,219.3
Total provision held	4,302.2	3,599.8

14.	Settlement date accounting for government securities

Pursuant to RBI circular DBOD.No.BP.BC.58/21.04.141/2010-11 dated November 4, 2010, the Bank has changed the accounting for purchase and sale of government securities from trade date basis to settlement date basis with effect from January 1, 2011. Under settlement date accounting, the purchase and sale of securities are recognised in the books on the date of settlement. The changes in fair value of investments between trade date and settlement date are recognised in case of purchased securities while such changes are ignored in case of securities sold. In case the Bank had continued to follow the trade date accounting, investments portfolio at March 31, 2011 would have been lower by Rs. 655.2 million (net), the other assets would have been higher by Rs. 1,153.6 million, other liabilities would have been higher by Rs. 500.2 million and the impact on the profit and loss account would have been Rs. Nil.

15.	CBLO transactions

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, developed by The Clearing Corporation of India Limited (CCIL) and approved by RBI which involves secured borrowings and lending transactions. At March 31, 2011, the Bank had outstanding borrowings amounting to Nil (March 31, 2010: Nil) and outstanding lending of Rs. 1,999.6 million (March 31, 2010: Nil) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was Rs. 51,841.1 million at March 31, 2011 (March 31, 2010: Rs. 44,699.4 million).

16.	Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and the Derivative Policy of the Bank, which lay down the position limits, value at risk limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank’s risk management policies in relation to various risks including Credit and recovery policy, Investment Policy, Derivative Policy, ALM Policy and Operational Risk Management Policy. The RCB comprises independent directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guideline.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counter-parties.

schedules

forming part of the Accounts (Contd.)

The following tables set forth the details of derivative positions at March 31, 2011.

			Rs. in million
		At March 31, 2011
Sr.	Particulars	Currency	Interest rate
No.		derivatives1	derivatives2
1	Derivatives (Notional principal amount)
	a) For hedging	4,105.4	279,739.8
	b) For trading	1,306,661.0	3,866,544.9
2	Marked to market positions3
	a) Asset (+)	7,062.9	—
	b) Liability (-)	—	(21.4)
3	Credit exposure4	119,912.5	96,389.0
4	Likely impact of one percentage change in interest rate (100*PV01)5
	a) On hedging derivatives6	39.8	9,828.1
	b) On trading derivatives	854.4	1,898.0
5	Maximum and minimum of 100*PV01 observed during the year
	a) On hedging6
	Maximum	(39.8)	(6,126.5)
	Minimum	(69.1)	(10,546.1)
	b) On trading
	Maximum	(802.2)	5,407.4
	Minimum	(1,532.5)	1,572.2

1.	Options and cross currency interest rate swaps and currency futures are included in currency derivatives.

2.	Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.

3.	For trading portfolio including accrued interest. Represents net positions.

4.	Includes accrued interest and has been computed based on Current Exposure method.

5.	Amounts given are absolute values on a net basis, excluding options.

6.	The swap contracts entered for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

			Rs. in million
Sr.		At March 31, 2010
No.	Particulars	Currency	Interest rate
		derivatives1	derivatives 2
1	Derivatives (Notional principal amount)
	a) For hedging	23,432.8	235,286.1
	b) For trading	1,136,020.6	3,145,275.0
2	Marked to market positions3
	a) Asset (+)	13,891.8	1,459.8
	b) Liability (-)	—	—
3	Credit exposure4	115,703.5	91,886.0
4	Likely impact of one percentage change in interest rate (100*PV01)5
	a) On hedging derivatives6	58.2	7,288.5
	b) On trading derivatives	1,380.6	1,646.7
5	Maximum and minimum of 100*PV01 observed during the year
	a) On hedging6
	Maximum	(54.6)	(6,835.8)
	Minimum	(323.9)	(9,071.7)
	b) On trading
	Maximum	(1,358.8)	2,322.6
	Minimum	(2,121.7)	1,282.0

1.	Options and cross currency interest rate swaps and currency futures are included in currency derivatives.

2.	Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.

3.	For trading portfolio including accrued interest. Represents net positions.

4.	Includes accrued interest.

5.	Amounts given are absolute values on a net basis, excluding options.

6.	The swap contracts entered for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

schedules

forming part of the Accounts (Contd.)

The Bank has exposure to credit derivative instruments including credit default swaps, credit linked notes, collateralised debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2011 was Rs. 10,599.7 million (March 31, 2010: Rs. 15,400.7 million) in funded instruments and Rs. 28,168.2 million (March 31, 2010: Rs. 32,881.1 million) in non-funded instruments which includes Rs. 223.0 million (March 31, 2010: Rs. 224.5 million) of protection bought by the Bank.

The profit and loss impact on the above portfolio on account of mark-to-market and realised gains/losses during the year ended March 31, 2011 was a net profit of Rs. 94.6 million (March 31, 2010: Rs. 3,974.2 million). At March 31, 2011, the total outstanding mark-to-market position of the above portfolio was a net loss of Rs. 527.9 million (March 31, 2010: Rs. 610.1 million). The credit derivatives are marked to market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and FIMMDA.

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2011, the net open position on this portfolio was Nil (March 31, 2010: Rs. 32.6 million) with mark-to-market gain of Rs. 27.8 million (March 31, 2010: Rs. 3.0 million). The profit and loss impact on account of mark-to-market and realized profit and loss during the year ended March 31, 2011 was a net profit of Rs. 57.6 million.

The notional principal amount of forex contracts classified as non-trading at March 31, 2011 amounted to Rs. 340,828.8 million (March 31, 2010: Rs. 182,911.8 million). The notional principal amount of forex contracts classified as trading at March 31, 2011 amounted to Rs. 2,127,789.6 million (March 31, 2010: Rs. 1,477,775.4 million). The net overnight open position at March 31, 2011 was Rs. 502.1 million (March 31, 2010: Rs. 293.2 million).

17.	Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

Rs. in million

Particulars			At	At
			March 31, 2011	March 31, 2010
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year (instrument-wise)
	a) Euro dollar futures		—	—

	b)	Treasury note futures – 10 years	—	—
	c)	Treasury note futures – 5 years	—	—
	d)	Treasury note futures – 2 years	—	—
	e)	NSE – GOI Bond futures	—	0.2
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding (instrument-wise)
	a) Euro dollar futures		—	—

	b)	Treasury note futures – 10 years	—	—
	c)	Treasury note futures – 5 years	—	—
	d)	Treasury note futures – 2 years	—	—
	e)	NSE – GOI Bond futures	—	—
iii)	Notional principal amount of exchange traded interest rate derivatives		N.A.	N.A.
outstanding and not “highly effective ” (instrument wise)
iv)	Mark-to-market value of exchange traded interest rate derivatives		N.A.	N.A.
outstanding and not “highly effective” (instrument-wise)

Pursuant to RBI circular DBOD.No.BP.BC.51/21.06.101/2010-11 dated October 28, 2010, the Bank has started dealing in exchange traded currency options. The outstanding notional principal amount of these derivatives at March 31, 2011 was Rs. 9,418.5 million.

schedules

forming part of the Accounts (Contd.)

18.	Forward rate agreement (FRA)/Interest rate swaps (IRS)

The following table sets forth, for the periods indicated, the details of the forward rate agreements/interest rate swaps.

			Rs. in million
Particulars		At	At
		March 31, 2011	March 31, 2010
i)	The notional principal of rupee swap agreements	2,649,306.3	1,870,819.1
ii)	Losses which would be incurred if all counter parties
	failed to fulfil their obligations under the agreement1	23,133.4	20,533.2
iii)	Collateral required by the Bank upon entering into swaps	—	—
iv)	Concentration of credit risk arising from the rupee swaps2	673.4	500.0
v)	The fair value of rupee trading swap book3	(1,467.8)	(180.5)

1.	For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio, only accrued interest has been considered.
2.	Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.
3.	Fair value represents mark-to-market including accrued interest.

19.	Advances

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

				Rs. in million
			Year ended	Year ended
Particulars			March 31, 2011	March 31, 2010
i)	Net NPAs (funded) to net advances (%)		1.11%	2.12%
ii)	Movement of NPAs (Gross)
	a)	Opening balance1	94,806.5	96,493.1
	b)	Additions during the year2,3,4	28,656.3	64,168.9
	c)	Reductions during the year2	(23,120.2)	(65,855.5)
	d)	Closing balance1	100,342.6	94,806.5
iii)	Movement of Net NPAs
	a)	Opening balance1	38,411.1	45,539.4
	b)	Additions during the year2,3,4	4,946.4	36,666.5
	c)	Reductions during the year2	(19,283.9)	(43,794.8)
	d)	Closing balance1	24,073.6	38,411.1
iv)	Movement of provisions for NPAs
	(excluding provision on standard assets)
	a)	Opening balance1	56,395.4	50,953.7
	b)	Provisions made during the year4,5	27,782.6	43,181.4
	c)	Write-off/(write-back) of excess provisions	(7,909.0)	(37,739.7)
	d)	Closing balance1	76,269.0	56,395.4

1.	Net of write-off.

2.
Includes cases added to and deleted from NPAs during the year ended March 31, 2011, with such gross loans amounting to Rs. 5,025.8 million (March 31, 2010: Rs. 9,970.7 million) and such net loans amounting to Rs. 3,512.0 million (March 31, 2010: Rs. 8,716.8 million).

3.
Till year ended March 31, 2010, the difference between the opening and closing balances (other than accounts written off during the year) of NPAs in retail loans was included in additions during the year. From the year ended March 31, 2011, the bifurcation between additions and deletions is made except for NPAs in credit cards. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions during the year. The previous year amounts have been reclassified accordingly.

4.	Includes NPAs acquired on account of amalgamation of Bank of Rajasthan.

5.
Till year ended March 31, 2010, the difference between the opening and closing balances of provisions (adjusted for write-off and sale of NPAs during period) in retail loans was included in provisions made during the year. From the year ended on March 31, 2011, the bifurcation between provision made and write back of excess provision is made except for the NPAs in credit cards. For NPAs in credit cards, the difference between the opening and closing balances (adjusted for write-off and sale of NPAs during the year) is included in provisions made during the year. The previous year amounts have been reclassified accordingly.

schedules

forming part of the Accounts (Contd.)

20.	Provision on standard assets

The Bank makes provision on standard assets as per applicable RBI guidelines.

The Bank has not written back any standard asset provision pursuant to the RBI circular no.DBOD.BP.BC.83/21.01.002/2008-09 dated November 15, 2008. The provision on standard assets held by the Bank at March 31, 2011 (including Rs. 435.4 million on account of amalgamation of Bank of Rajasthan) was Rs. 14,796.0 million (March 31, 2010: Rs. 14,360.6 million).

21.	Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2011 computed as per the RBI circular dated December 1, 2009 is 76.0% (March 31, 2010: 59.5%).

22.	Farm loan waiver

The Ministry of Finance, Government of India had issued guidelines for the implementation of the Agriculture debt waiver and relief scheme for farmers on May 23, 2008. The Bank has implemented the scheme as per guidelines issued by RBI circular DBOD No.BP.BC. 26/21.04.048/2008-09 dated July 30, 2008 on “Agricultural Debt Waiver and Debt Relief Scheme, 2008 – Prudential norms on income recognition, asset classification and provisioning and Capital Adequacy”.

Pursuant to the Scheme, an aggregate amount of Rs. 2,763.3 million (March 31, 2010: Rs. 2,758.1 million) has been waived which is recoverable from Government of India. Of the above, an amount of Rs. 2,757.5 million has been received by March 31, 2011 (March 31, 2010: Rs. 1,220.8 million) and balance Rs. 5.8 million (March 31, 2010: Rs. 1,537.3 million) is receivable in future.

At August 12, 2010, erstwhile Bank of Rajasthan had an aggregate amount of Rs. 32.0 million which was recoverable from Government of India. Of the above, an amount of Rs. 31.4 million has been received by March 31, 2011 and balance Rs. 0.6 million is receivable in future.

23.	Securitisation

The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator.

	Rs. in million, except number of loans securitised
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Total number of loan assets securitised	—	33
Total book value of loan assets securitised	—	81,309.4
Sale consideration received for the securitised assets	—	81,493.7
Net gain/(loss) on account of securitisation1	(5,492.7)	(5,093.8)

1.	Includes loss booked upfront on sales during the year, gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.

		Rs. in million
	At	At
	March 31, 2011	March 31, 2010
Outstanding credit enhancement (funded)	5,266.2	9,987.3
Outstanding liquidity facility	1,246.6	3,196.9
Net outstanding servicing asset/(liability)	(17.4)	225.7
Outstanding subordinate contributions	6,017.0	7,424.3

The outstanding credit enhancement in the form of guarantees amounted to Rs. 16,006.0 million at March 31, 2011 (March 31, 2010: Rs. 19,920.0 million).

Outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to Rs. 8,639.0 million at March 31, 2011 (March 31, 2010: Rs. 6,442.0 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2011 (March 31, 2010: Rs. 0.2 million).

The following table sets forth, for the periods indicated, the details of provision for securitisation and direct assignment transactions.

		Rs. in million
	Year ended March	Year ended March
Particulars	31, 2011	31, 2010
Opening balance	2,253.8	5,567.2
Add: Additions during the year	2,277.1	1,038.4
Less: Deductions during the year	(2,167.1)	(4,351.8)
Closing balance	2,363.8	2,253.8

schedules

forming part of the Accounts (Contd.)

24.	Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the security receipts are valued at their respective NAVs as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rs. in million, except number of accounts
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Number of accounts1	—	55,160
Aggregate value (net of provisions) of accounts sold to SC/RC	—	7,617.9
Aggregate consideration	—	7,866.7
Additional consideration realised in respect of accounts transferred in earlier years2	—	—
Aggregate gain/(loss) over net book value	—	248.8

1.	Excludes accounts previously written-off.

2.
During the year ended March 31, 2011, asset reconstruction companies have fully redeemed security receipts of two trusts. The Bank realised Rs. 67.6 million over the gross book value in respect of these trusts (March 31, 2010: Rs. 89.8 million).

25.	Information in respect of restructured assets

The following table sets forth, for the periods indicated, details of loan assets subjected to restructuring.

						Rs. in million
		Year ended March 31, 2011			Year ended March 31, 2010
			SME Debt			SME Debt
		CDR Restructuring			CDR Restructuring
		Mechanism		Others	Mechanism		Others
Standard advances
restructured3	Number of borrowers	4	2	60	11	11	3,806
	Amount outstanding	993.7	99.4	11,627.7	14,186.6	397.6	40,918.8
	Amount restructured	964.6	89.7	11,024.6	12,444.3	251.4	39,248.4
	Sacrifice (diminution
	in the fair value)	132.5	—	645.2	1,006.0	4.8	1,406.5
Sub-standard
advances	Number of
restructured	borrowers	—	—	5	3	1	98
	Amount outstanding	—	—	1,215.2	640.2	77.8	288.2
	Amount restructured	—	—	1,216.6	624.3	77.8	244.9
	Sacrifice (diminution
	in the fair value)	—	—	651.1	80.7	5.9	8.7
Doubtful advances	Number of
restructured	borrowers	—	—	2	—	—	3
	Amount outstanding	—	—	321.7	—	—	207.2
	Amount restructured	—	—	360.4	—	—	187.8
	Sacrifice (diminution
	in the fair value)	—	—	—	—	—	17.5
Total	Number of borrowers	4	2	67	14	12	3,907
	Amount outstanding	993.7	99.4	13,164.6	14,826.8	475.4	41,414.2
	Amount restructured	964.6	89.7	12,601.6	13,068.6	329.2	39,681.1
	Sacrifice (diminution
	in the fair value)	132.5	—	1,296.3	1,086.7	10.7	1,432.7

1.
The aforesaid disclosure for the year ended March 31, 2011, includes the reversal of interest income of Rs. 176.7 million (March 31, 2010: Rs. 704.3 million) on account of conversion of overdue interest into Funded Interest Term Loan (FITL).

2.
The aforesaid disclosure excludes the reversal of derivative income of Rs. 18.5 million for the year ended March 31, 2011 (March 31, 2010: Rs. 303.1 million) on account of conversion of derivative receivables into term loan/preference shares.

3.
Includes eight borrowal accounts restructured for a second time with asset classification benefit upto June 30, 2009, amounting to Rs. 24,280.8 million against which sacrifice (diminution in fair value) was Rs. 1,498.1 million.

4.	Amount outstanding represents the borrower level balances (including facilities not restructured) at the end of the quarter in which the restructuring scheme is implemented.

schedules

forming part of the Accounts (Contd.)

26.	Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has not purchased any non-performing assets in terms of the guidelines issued by the RBI circular no. DBOD.No.BP.BC.16/21.04.048/2005-06 dated July 13, 2005. The Bank has sold certain non-performing assets in terms of these RBI guidelines.

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

	Rs. in million, except no. of accounts
	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
No. of accounts1	—	7,428
Aggregate value (net of provisions) of accounts sold,
excluding those sold to SC/RC	—	479.0
Aggregate consideration	—	463.6
Aggregate gain/(loss) over net book value	—	(15.4)

1.	Excludes accounts previously written-off.

27.	Floating provision

The Bank holds floating provision of Rs. 1.9 million at March 31, 2011 which was taken over from erstwhile Bank of Rajasthan on amalgamation.

28.	Concentration of Deposits, Advances, Exposures and NPAs

(I)	Concentration of deposits, advances, exposures and NPAs

		Rs. in million
	At	At
Concentration of deposits	March 31, 2011	March 31, 2010
Total deposits of twenty largest depositors	219,063.0	304,189.2
Deposits of twenty largest depositors as a percentage
of total deposits of the Bank	9.71%	15.06%

		Rs. in million
	At	At
Concentration of advances1	March 31, 2011	March 31, 2010
Total advances to twenty largest borrowers (including banks)	968,797.3	912,696.2
Advances to twenty largest borrowers as a
percentage of total advances of the Bank	16.93%	18.74%
1. Represents credit exposure as per RBI guidelines on exposure norms. Total advances do not include the exposure to consolidated entities which are deducted from capital funds of the Bank and exposure to NABARD.

		Rs. in million
	At	At
Concentration of exposures1	March 31, 2011	March 31, 2010
Total exposure to twenty largest borrowers (including banks)	1,007,127.8	942,409.4
Exposures to twenty largest borrowers as a
percentage of total exposure of the Bank	16.29%	18.23%
1. Represents credit and investment exposures as per RBI guidelines on exposure norms. Total exposure does not include the exposure to consolidated entities which are deducted from capital funds of the Bank, SLR investments and exposure to NABARD.

		Rs. in million
Concentration of NPAs	At	At
	March 31, 2011	March 31, 2010
Total exposure1 to top four NPA accounts	6,508.1	7,200.3

1.	Represents gross exposure (funded and non-funded)

schedules

forming part of the Accounts (Contd.)

(II)	Sector-wise NPAs

Sr.	Sector	Percentage of NPAs to total
no.			advances in that sector
			At		At
		March 31, 2011		March 31, 2010
		Gross	Net	Gross	Net
1.	Agriculture and allied activities1	7.61%	3.00%	5.62%	3.05%
2.	Industry (Micro & small, medium and large)	2.10%	0.77%	2.37%	1.19%
3.	Services	1.76%	0.51%	2.60%	1.16%
4.	Personal loans2	9.84%	1.83%	9.02%	3.34%
	Total	4.47%	1.11%	5.06%	2.12%

1.	Represents loans towards agriculture and allied activities that qualify for priority sector lending.
2.	Excludes retail loans towards agriculture and allied activities that qualify for priority sector lending. Excludes commercial business loans, developer financing and dealer funding.

(III)	Movement of NPAs

		Rs. in million

Particulars	Year ended	Year ended
	March 31, 2011	March 31, 2010
Opening balance of gross NPAs1	94,806.5	96,493.1
Additions: fresh NPAs during the year2,3	28,656.3	64,168.9
Sub-total (A)	123,462.8	160,662.0
Less:
i) Upgradations	(7,581.6)	(6,655.9)
ii) Recoveries (excluding recoveries made from upgraded accounts) .	(13,670.1)	(24,183.1)
iii) Write-offs	(1,868.5)	(35,016.5)
Sub-total (B)	(23,120.2)	(65,855.5)
Closing balance of gross NPAs1 (A-B)	100,342.6	94,806.5

1.	Net of write-off.
2.	Includes cases added to and deleted from NPAs during the year ended March 31, 2011, with such gross loans amounting to Rs. 5,025.8 million (March 31, 2010: Rs. 9,970.7 million).
3.
Till year ended March 31, 2010, the difference between the opening and closing balances (other than accounts written off during the year) of NPAs in retail loans was included in additions during the year. From the year ended March 31, 2011, the bifurcation between additions and deletions is made except for NPAs in credit cards. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions during the year. The previous year amounts have been reclassified accordingly.

(IV)	Overseas assets, NPAs and revenue

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Total assets1	697,435.3	611,827.7
Total NPAs (net)2	981.1	1,593.3
Total revenue1	39,309.8	44,598.1

1.	Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements.

2.	As per RBI guidelines.

(V)	Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms)

(a)	The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated:

Sr. No.	Name of the SPV sponsored1
A.	Domestic
	1.	ICICI Eco-net Internet and Technology Fund
	2.	ICICI Equity Fund
	3.	ICICI Emerging Sectors Fund
	4.	ICICI Strategic Investments Fund
	5.	ICICI Venture Value Fund
Overseas
B.		None

1.	The nature of business of the above entities is given in significant accounting policies (Schedule 17) in the consolidated notes to accounts to consolidated financial statements.

schedules

forming part of the Accounts (Contd.)

(b)	The following table sets forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated:

Sr. No.	Name of the SPV1
A.	Domestic
	1.	Rainbow Fund
Overseas
B.		None

1.	The nature of business of the above entities is given in significant accounting policies (Schedule 17) in the notes to accounts to consolidated financial statements.

29.	Lending to sensitive sectors

The Bank has lending to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of lending to capital market sector.

			Rs. in million
		At	At
		March 31, 2011	March 31, 2010
	Capital market sector
i)	Direct investment in equity shares, convertible debentures and units	19,481.6	22,082.3
	of equity-oriented mutual funds, the corpus of which is not exclusively
	invested in corporate debt
ii)	Advances against shares/bonds/ debentures or other securities or	12,659.3	34,463.6
	on clean basis to individuals for investment in shares (including IPOs/
	ESOPs), convertible bonds, convertible debentures, and units of equity-
	oriented mutual funds
iii)	Advances for any other purposes where shares or convertible bonds or	5,513.6	5,315.6
	convertible debentures or units of equity oriented mutual funds are taken
	as primary security
iv)	Advances for any other purposes to the extent secured by the collateral	—	330.6
	security of shares or convertible bonds or convertible debentures
	or units of equity oriented mutual funds
v)	Secured and unsecured advances to stockbrokers and guarantees issued	31,845.2	22,771.3
	on behalf of stockbrokers and market makers
vi)	Loans sanctioned to corporate against the security of shares/bonds/	—	—
	debentures or other securities or on clean basis for meeting promoter’s
	contribution to the equity of new companies in anticipation of raising
	resources
vii)	Bridge loans to companies against expected equity flows/issues	—	—
viii)	Underwriting commitments taken up by the Bank in respect of primary	—	—
	issue of shares or convertible bonds or convertible debentures
	or units of equity oriented mutual funds
ix)	Financing to stockbrokers for margin trading	—	—
x)	All exposures to Venture Capital Funds (both registered and unregistered)	10,338.6	12,214.3
xi)	Others	26,014.9	14,091.8
	Total Exposure to Capital Market	105,853.2	111,269.5

Note:	The above excludes the exposure under non disposable undertaking (NDU) and power of attorney (PoA) structure and acquisition financing which are backed only by contractual comfort of shares.

schedules

forming part of the Accounts (Contd.)

The following table sets forth, for the periods indicated, the summary of lending to real estate sector.

				Rs. in million
			At	At
			March 31, 2011	March 31, 2010
Real estate sector
I	Direct exposure		712,446.1	579,950.5
	i)	Residential mortgages	453,165.2	434,865.1
		of which: individual housing loans eligible for priority sector advances	190,163.0	205,019.4
	ii)	Commercial real estate1	250,948.9	135,198.6
	iii)	Investments in mortgage backed securities (MBS) and other
		securitised exposure	8,332.0	9,886.8
		a. Residential	8,332.0	9,886.8
		b. Commercial real estate	—	—
II	Indirect exposure		64,893.7	58,756.8
	i)	Fund based and non-fund based exposures on National Housing
		Bank (NHB) and Housing Finance Companies (HFCs)	64,893.7	58,104.1
	ii)	Others	—	652.7
	Total Exposure to Real Estate Sector2		777,339.8	638,707.3

1.
Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.

2.	Excludes non-banking assets acquired in satisfaction of claims.

30.	Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United Kingdom was 1.32% (March 31, 2010: 1.44%) and Canada was 0.99% (March 31, 2010: 1.11%). As the net funded exposure to United Kingdom exceeds 1.0% of total funded assets, the Bank has made a provision of Rs. 140.0 million on country exposure at March 31, 2011 (March 31, 2010: Rs. 235.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

				Rs. in million
	Exposure (net) at	Provision held at	Exposure (net) at	Provision held at
Risk category	March 31, 2011	March 31, 2011	March 31, 2010	March 31, 2010
Insignificant	452,917.5	140.0	392,684.7	235.0
Low	129,968.6	—	131,940.9	—
Moderate	23,727.2	—	25,024.4	—
High	485.7	—	696.4	—
Very High	—	—	—	—
Restricted	—	—	—	—
Off-Credit	—	—	—	—
Total	607,099.0	140.0	550,346.4	235.0
- Of which: funded	295,610.7	—	245,144.8	—

31.	Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2011, the Bank has complied with the Reserve Bank of India guidelines on single borrower and borrower group limit. As per the exposure limits permitted under the extant RBI regulation, the Bank schedules

forming part of the Accounts (Contd.)

with the approval of the Board of Directors can enhance exposure to a single borrower or borrower group by a further 5 percent of capital funds. During the year ended March 31, 2011, with the prior approval of the Board of Directors, the Bank exceeded the single borrower limit of 15% of capital funds to Reliance Industries Limited. At March 31, 2011, the exposure to Reliance Industries Limited as a percentage of capital funds was 12.4%.

32.	Unsecured advances against intangible assets

The Bank has made advances against intangible collaterals of the borrowers which are classified as ‘unsecured’ in its financial statements. At March 31, 2011, the amount of such advances was Nil (March 31, 2010: Nil) and the estimated value of the intangible collaterals was Nil (March 31, 2010: Nil).

33.	Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
At cost at March 31st of preceding year	5,852.6	5,267.4
Additions during the year1	737.6	824.9
Deductions during the year	(0.6)	(239.7)
Depreciation to date	(4,830.8)	(4,043.3)
Net block	1,758.8	1,809.3

1.	Includes impact of acquisition of erstwhile Bank of Rajasthan.

34.	Assets given on lease Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Future minimum lease receipts
Present value of lease receipts	6.8	17.4
Unmatured finance charges	0.6	0.2
Total	7.4	17.6
Maturity profile of future minimum lease receipts
- Not later than one year	2.7	17.6
- Later than one year and not later than five years	4.7	—
- Later than five years	—	—
Total	7.4	17.6

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Not later than one year	2.4	17.4
Later than one year and not later than five years	4.4	—
Later than five years	—	—
Total	6.8	17.4

schedules

forming part of the Accounts (Contd.)

35.	Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description

1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business. In accordance with the Bank’s accounting policy and Accounting Standard 29, the Bank has reviewed the demands and classified such disputed tax issues as possible obligation based on legal opinion/judicial precedents. No provision in excess of provisions already made in the financial statements is considered necessary.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards purchase of investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities, with a view to augment the customers’ credit standing. Through these instruments, the Bank undertakes to make payments for its customers’ obligations, either directly or in case of failure of the customers to fulfil their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amounts of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable include primarily the securitisation and notional principal amounts of credit derivatives. The Bank is also obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. This item also includes the amount of Government securities bought/sold and remaining to be settled on the date of the financials statements.

36.	Bancassurance

The following table sets forth, for the periods indicated, the break-up of income derived from bancassurance business.

		Rs. in million
Sr.		Year ended
No.	Nature of income	March 31, 2011
1.	Income from selling life insurance policies	1,885.4
2.	Income from selling non life insurance policies	325.6
3.	Income from selling mutual fund/collective investment scheme products	597.4

During the year ended March 31, 2010, the Bank earned income of Rs. 2,955.9 million from selling life and non-life insurance policies.

schedules

forming part of the Accounts (Contd.)

37.	Transfer of merchant acquiring operations

During the year ended March 31, 2010, the Bank and First Data, a global company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81.0% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 3,744.0 million. This transfer of assets and liabilities to the new entity would be considered a ‘slump sale’ for tax purposes. The Bank realised a profit of Rs. 2,029.0 million from this transaction, which is included in Schedule 14 - “Other income” for the year ended March 31, 2010.

38.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

		Rs. in million
	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
Opening obligations	1,748.7	1,932.2
Service cost	170.8	51.8
Interest cost	457.8	134.5
Actuarial (gain)/loss	607.0	(32.1)
Liabilities extinguished on settlement	(460.0)	(287.7)
Addition due to amalgamation	6,479.0	—
Benefits paid	(160.4)	(50.0)
Obligations at the end of year	8,842.9	1,748.7
Opening plan assets, at fair value	1,839.9	2,145.3
Expected return on plan assets	156.5	169.9
Actuarial gain/(loss)	69.1	(130.7)
Assets distributed on settlement	(511.1)	(322.6)
Contributions	6,094.6	28.0
Addition due to amalgamation	978.8	—
Benefits paid	(160.4)	(50.0)
Closing plan assets, at fair value	8,467.4	1,839.9
Fair value of plan assets at the end of the year	8,467.4	1,839.9
Present value of the defined benefit obligations at the end of the year	8,842.9	1,748.7
Amount not recognised as an asset (limit in Para 59(b))	—	7.7
Asset/(liability)	(375.5)	83.5
Cost for the year
Service cost	170.8	51.8
Interest cost	457.8	134.5
Expected return on plan assets	(156.5)	(169.9)
Actuarial (gain)/loss	537.9	98.6
Curtailments & settlements (gain)/loss	51.1	34.9
Effect of the limit in para 59(b)	(7.7)	(43.5)
Net cost	1,053.4	106.4
Investment details of plan assets
Majority of the plan assets are invested in Government securities and corporate bonds

Assumptions
Interest rate	8.10%	7.75%
Salary escalation rate:
On Basic Pay	1.50%	7.00%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

schedules

forming part of the Accounts (Contd.)

Experience adjustment

					Rs. in million

	Year ended	Year ended	Year ended	Year ended	Year ended
Particulars	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2009	2008	2007
Plan assets	8,467.4	1,839.9	2,145.3	1,490.1	988.5
Defined benefit obligations	8,842.9	1,748.7	1,932.2	1,678.1	1,029.4
Amount not recognised as an asset
(limit in para 59(b))	—	7.7	51.2	—	—
Surplus/(deficit)	(375.5)	83.5	161.9	(188.0)	(40.9)
Experience adjustment on plan assets	69.1	(130.7)	144.8	(117.9)	(110.1)
Experience adjustment on plan liabilities	689.7	196.9	6.6	(121.9)	32.8

Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits.

		Rs. in million

	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
Opening obligations	2,310.5	2,195.7
Add: Adjustment for exchange fluctuation on opening obligations	0.2	(4.8)
Adjusted opening obligations	2,310.7	2,190.9
Service cost	297.1	276.9
Interest cost	326.3	161.5
Actuarial (gain)/loss	(324.9)	(144.9)
Past service cost	9.9	—
Addition due to amalgamation	2,773.1	—
Liability assumed on acquisition/(settled on divestiture)	35.3	(8.4)
Benefits paid	(344.8)	(165.5)
Obligations at the end of the year	5,082.7	2,310.5
Opening plan assets, at fair value	2,507.5	2,272.1
Expected return on plan assets	233.5	186.9
Actuarial gain/(loss)	(63.2)	168.8
Addition due to amalgamation	803.0	—
Contributions	2,006.9	45.2
Assets acquired on acquisition/(distributed on divestiture)	39.5	—
Benefits paid	(344.8)	(165.5)
Closing plan assets, at fair value	5,182.4	2,507.5
Fair value of plan assets at the end of the year	5,182.4	2,507.5
Present value of the defined benefit obligations at the end of the year	5,082.7	2,310.5
Amount not recognised as an asset (limit in Para 59(b))	—	47.9
Asset/(liability)	99.7	149.1
Cost for the year
Service cost	297.1	276.9
Interest cost	326.3	161.5
Expected return on plan assets	(233.5)	(186.9)
Actuarial (gain)/loss	(261.7)	(313.7)
Past service cost	9.9	—
Exchange fluctuation loss/(gain)	0.2	(4.8)
Losses/(Gains) on “Acquisition/Divestiture”	(4.2)	—
Effect of the limit in para 59(b)	(47.9)	40.0
Net cost	86.2	(27.0)
Investment details of plan assets
Majority of the plan assets are invested in Government securities and corporate bonds
Assumptions
Interest rate	8.10%	7.75%
Salary escalation rate	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

schedules

forming part of the Accounts (Contd.)

Experience adjustment

					Rs. in million
	Year ended	Year ended	Year ended	Year ended	Year ended
Particulars	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2009	2008	2007
Plan assets	5,182.4	2,507.5	2,272.1	1,506.7	891.7
Defined benefit obligations	5,082.7	2,310.5	2,195.7	1,840.4	1,142.1
Amount not recognised as an asset
(limit in para 59(b))	—	47.9	7.9	—	—
Surplus/(deficit)	99.7	149.1	68.5	(333.7)	(250.4)
Experience adjustment on plan assets	(63.2)	168.8	(118.0)	(24.8)	(18.0)
Experience adjustment on plan liabilities	79.0	(0.8)	(4.1)	14.0	38.1

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing Accounting Standard 15 - Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds which require employers to meet the interest shortfall are in effect defined benefit plans. The Bank’s actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

39.	Movement in provision for credit card/debit card reward points

The following table sets forth, for the periods indicated, movement in provision for credit card/debit card reward points.

		Rs. in million
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Opening provision for reward points	269.7	232.0
Provision for reward points made during the year	555.4	476.0
Utilisation/write-back of provision for reward points	(362.6)	(438.3)
Closing provision for reward points1	462.5	269.7

1.	The closing provision is based on the actuarial valuation of accumulated credit/debit card reward points. This amount will be utilised towards redemption of the credit/debit card reward points.

40.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

		Rs. in million
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Provisions for depreciation of investments	2,038.2	(26.5)
Provision towards non-performing and other assets	19,769.1	43,621.6
Provision towards standard assets	—	—
Provision towards income tax1	16,063.3	13,173.4
Provision towards wealth tax	30.0	30.0
Other provisions and contingencies	1,061.1	273.5
Total provisions and contingencies	38,961.7	57,072.0

1.	Net of creation of net deferred tax asset amounting to Rs. 5,317.8 million for the year ended March 31, 2011 (March 31, 2010: Rs. 2,804.4 million).

41.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2011 amounted to Rs. 16,063.3 million (March 31, 2010: Rs. 13,173.4 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

schedules

forming part of the Accounts (Contd.)

42.	Deferred tax
At March 31, 2011, the Bank has recorded net deferred tax asset of Rs. 26,900.3 million (March 31, 2010: Rs. 20,756.7 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

		Rs. in million
	At	At
	March 31, 2011	March 31, 2010
Deferred tax asset
Provision for bad and doubtful debts	28,944.3	23,597.6
Others	2,398.8	1,827.4
Total deferred tax assets1	31,343.1	25,425.0
Deferred tax liability
Depreciation on fixed assets	4,444.1	4,671.1
Total deferred tax liability	4,444.1	4,671.1
Deferred tax asset/(liability) pertaining to foreign branches	1.3	2.8
Total net deferred tax asset/(liability)	26,900.3	20,756.7

1.
Pursuant to the amalgamation of erstwhile Bank of Rajasthan with the Bank from the close of the business at August 12, 2010, the Bank has recognised deferred tax assets of Rs. 827.3 million on eligible amount of timing difference on the date of amalgamation.

43.	Dividend distribution tax
For the purpose of computation of dividend distribution tax on the proposed dividend, the Bank has reduced the dividend received from its Indian subsidiaries, which are not the subsidiaries of any other company, on which dividend distribution tax has been paid by the subsidiaries as per the provisions of Section 115-O of the Income Tax Act, 1961.

44.	Related party transactions
The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

Subsidiaries

ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Life Insurance Company Limited1, ICICI Lombard General Insurance Company Limited1, ICICI Prudential Asset Management Company Limited1, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Trust Limited1, ICICI Wealth Management Inc. (upto December 31, 2009) and ICICI Prudential Pension Funds Management Company Limited.

1.	Jointly controlled entities.

Associates/joint ventures/other related entities
ICICI Equity Fund1, ICICI Eco-net Internet and Technology Fund1, ICICI Emerging Sectors Fund1, ICICI Strategic Investments Fund1, ICICI Kinfra Limited1, ICICI West Bengal Infrastructure Development Corporation Limited1 (upto December 31, 2010), Financial Inclusion Network & Operations Limited (earlier known as Financial Information Network & Operations Limited), TCW/ ICICI Investment Partners Limited (earlier known as TCW/ICICI Investment Partners LLC), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund1, Comm Trade Services Limited, Loyalty Solutions & Research Limited1 (upto March 31, 2010), Transafe Services Limited1 (upto September 30, 2009), Prize Petroleum Company Limited, ICICI Foundation for Inclusive Growth, Firstsource Solutions Limited (upto December 31, 2009), I-Ven Biotech Limited1, Rainbow Fund, ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank2.

1.	Entities consolidated as per Accounting Standard (AS) 21 on ‘consolidated financial statements’.
2.	With respect to an entity, which has been identified as a related party during the year ended March 31, 2011, previous year’s comparative figures have not been reported.

Key management personnel
Mr. K. V. Kamath1, Ms. Chanda Kochhar, Mr. Sandeep Bakhshi2, Mr. N. S. Kannan3, Mr. K. Ramkumar, Mr. Rajiv Sabharwal4, Mr. Sonjoy Chatterjee5, Mr. V. Vaidyanathan1.

schedules

forming part of the Accounts (Contd.)

Relatives of key management personnel

Ms. Rajalakshmi Kamath1, Mr. Ajay Kamath1, Ms. Ajnya Pai1, Mr. Mohan Kamath1, Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Mona Bakhshi2, Mr. Sameer Bakhshi2, Ms. Rangarajan Kumudalakshmi3, Ms. Aditi Kannan3, Mr. Narayanan Raghunathan3, Mr. Narayanan Rangarajan3, Mr. Narayanan Krishnamachari3, Ms. Narayanan Sudha3, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal4, Mr. Somnath Chatterjee5, Mr. Tarak Nath Chatterjee5, Ms. Sunaina Chatterjee5, Ms. Nandini Chatterjee5, Ms. Jeyashree V.1, Mr. V. Satyamurthy1, Mr. V. Krishnamurthy1, Mr. K. Vembu1.

1.	Transactions reported upto April 30, 2009.
2.	Transactions reported with effect from May 1, 2009 upto July 31, 2010.
3.	Transactions reported with effect from May 1, 2009.
4.	Transactions reported with effect from June 24, 2010.
5.	Transactions reported upto April 30, 2010.

The following were the significant transactions between the Bank and its related parties for the year ended March 31, 2011. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2011, the Bank paid insurance premium to insurance subsidiaries amounting to Rs. 1,529.7 million (March 31, 2010: Rs. 1,162.5 million). The material transaction for the year ended March 31, 2011 was payment of insurance premium to ICICI Lombard General Insurance Company Limited amounting to Rs. 1,380.8 million (March 31, 2010: Rs. 1,057.3 million).

During the year ended March 31, 2011, the Bank’s insurance claims from the insurance subsidiaries amounted to Rs. 945.5 million (March 31, 2010: Rs. 876.1 million). The material transaction for the year ended March 31, 2011 was with ICICI Lombard General Insurance Company Limited amounting to Rs. 906.5 million (March 31, 2010: Rs. 823.0 million).

Fees and commission income

During the year ended March 31, 2011, the Bank received fees from its subsidiaries amounting to Rs. 2,809.5 million (March 31, 2010: Rs. 3,793.9 million), from its associates/joint ventures/other related entities amounting to Rs. 0.8 million (March 31, 2010: Rs. 5.3 million), from key management personnel amounting to Nil (March 31, 2010: Rs. 0.2 million) and from relatives of key management personnel amounting to Nil (March 31, 2010: Rs. 0.1 million). The material transactions for the year ended March 31, 2011 were with ICICI Prudential Life Insurance Company Limited amounting to Rs. 1,969.0 million (March 31, 2010: Rs. 2,708.9 million), ICICI Lombard General Insurance Company Limited amounting to Rs. 380.0 million (March 31, 2010: Rs. 403.5 million) and with ICICI Securities Limited amounting to Rs. 358.7 million (March 31, 2010: Rs. 437.4 million).

During the year ended March 31, 2011, the Bank received commission on bank guarantees from its subsidiaries amounting to Rs. 10.3 million (March 31, 2010: Rs. 8.1 million) and from its associates/joint ventures/other related entities amounting to Nil (March 31, 2010: Rs. 15.4 million). The material transactions for the year ended March 31, 2011 were with ICICI Bank UK PLC amounting to Rs. 8.6 million (March 31, 2010: Rs. 0.7 million), ICICI Securities Limited amounting to Rs. 1.5 million (March 31, 2010: Rs. 1.2 million), ICICI Home Finance Company Limited amounting to Nil (March 31, 2010: Rs. 5.7 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 15.3 million).

Lease of premises and facilities

During the year ended March 31, 2011, the Bank recovered from its subsidiaries an amount of Rs. 1,080.2 million (March 31, 2010: Rs. 1,324.6 million) and from its associates/joint ventures/other related entities an amount of Rs. 87.5 million (March 31, 2010: Rs. 34.5 million) for lease of premises, facilities and other administrative costs. The material transactions for the year ended March 31, 2011 were with ICICI Home Finance Company Limited amounting to Rs. 241.1 million (March 31, 2010: Rs. 484.0 million), ICICI Securities Limited amounting to Rs. 234.5 million (March 31, 2010: Rs. 231.9 million), ICICI Prudential Life Insurance Company Limited amounting to Rs. 208.0 million (March 31, 2010: Rs. 203.1 million) and with ICICI Lombard General Insurance Company Limited amounting to Rs. 178.1 million (March 31, 2010: Rs. 175.0 million).

Secondment of employees

During the year ended March 31, 2011, the Bank received compensation from its subsidiaries amounting to Rs. 29.1 million (March 31, 2010: Rs. 24.8 million) and from its associates/joint ventures/other related entities amounting to Rs. 40.0 million (March 31, 2010: Rs. 36.8 million) for secondment of employees. The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 24.4 million (March 31, 2010: Rs. 22.5 million), ICICI Investment Management Company Limited amounting to Rs. 19.5 million (March 31, 2010: Rs. 11.9 million), ICICI Securities Limited amounting to Rs. 12.1 million (March 31, 2010: Rs. 13.0 million) and with ICICI West Bengal Infrastructure Development Corporation Limited amounting to Rs. 7.3 million (March 31, 2010: Rs. 9.8 million).

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forming part of the Accounts (Contd.)

Purchase of investments
During the year ended March 31, 2011, the Bank purchased certain investments from its subsidiaries amounting to Rs. 4,200.0 million (March 31, 2010: Rs. 6,355.0 million). The material transactions for the year ended March 31, 2011 were with ICICI Securities Primary Dealership Limited amounting to Rs. 2,109.6 million (March 31, 2010: Rs. 5,414.1 million) and with ICICI Prudential Life Insurance Company Limited amounting to Rs. 1,991.4 million (March 31, 2010: Rs. 704.7 million).

During the year ended March 31, 2011, the Bank invested in the equity shares, preference shares and bonds of its subsidiaries amounting to Rs. 2,516.0 million (March 31, 2010: Rs. 32.1 million) and in its associates/joint ventures/other related entities amounting to Nil (March 31, 2010: Rs. 765.3 million). The material transactions for the year ended March 31, 2011 were with ICICI Lombard General Insurance Company Limited amounting to Rs. 2,516.0 million (March 31, 2010: Nil) and with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2010: Rs. 755.8 million).

At March 31, 2010, ICICI Bank had applied for equity shares in ICICI Securities Limited, which were allotted during the year ended March 31, 2011. The amount of application money was Rs. 1,000.0 million.

Sale of investments
During the year ended March 31, 2011, the Bank sold certain investments to its subsidiaries amounting to Rs. 12,013.8 million (March 31, 2010: Rs. 3,646.0 million). The material transactions for the year ended March 31, 2011 were with ICICI Securities Primary Dealership Limited amounting to Rs. 8,528.8 million (March 31, 2010: Rs. 2,408.8 million) and with ICICI Prudential Life Insurance Company Limited amounting to Rs. 3,074.9 million (March 31, 2010: Rs. 1,237.2 million).

Investment in bonds and Certificate of Deposits (CDs) issued by ICICI Bank
During the year ended March 31, 2011, subsidiaries have invested in bonds issued by the Bank amounting to Nil (March 31, 2010: Rs. 650.0 million). The material transactions for the year ended March 31, 2011 were with ICICI Securities Primary Dealership Limited amounting to Nil (March 31, 2010: Rs. 150.0 million) and with ICICI Prudential Life Insurance Company Limited amounting to Nil (March 31, 2010: Rs. 500.0 million).

During the year ended March 31, 2011, subsidiaries have invested in CDs issued by the Bank amounting to Rs. 4,820.9 million (March 31, 2010: Rs. 11,173.9 million). The material transactions for the year ended March 31, 2011 were with ICICI Prudential Life Insurance Company Limited amounting to Rs. 4,365.4 million (March 31, 2010: Rs. 8,131.2 million) and with ICICI Securities Primary Dealership Limited amounting to Nil (March 31, 2010: Rs. 2,338.6 million).

Redemption/buyback and conversion of investments
During the year ended March 31, 2011, the Bank received a consideration from its associates/joint ventures/other related entities amounting to Rs. 1,929.3 million (March 31, 2010: Rs. 1,379.9 million) on account of redemption/buyback/ distribution of loss on units/equity shares by associates/joint ventures/other related entities. The material transactions for the year ended March 31, 2011 were with ICICI Emerging Sectors Fund amounting to Rs. 389.2 million (March 31, 2010: Rs. 846.4 million), ICICI Equity Fund amounting to Rs. 1,336.9 million (March 31, 2010: Nil) and with ICICI Eco-net Internet and Technology Fund amounting to Rs. 203.2 million (March 31, 2010: Rs. 533.5 million).

Reimbursement of expenses to subsidiaries
During the year ended March 31, 2011, the Bank reimbursed expenses to its subsidiaries amounting to Rs. 31.7 million (March 31, 2010: Rs. 51.9 million). The material transactions for the year ended March 31, 2011 were with ICICI Bank UK PLC amounting to Rs. 31.4 million (March 31, 2010: Rs. 40.2 million) and with ICICI Bank Canada amounting to Rs. 0.3 million (March 31, 2010: Rs. 11.7 million).

Reimbursement of expenses to the Bank
During the year ended March 31, 2011, subsidiaries reimbursed expenses to the Bank amounting to Rs. 45.5 million (March 31, 2010: Rs. 169.3 million). The material transactions for the year ended March 31, 2011 were with ICICI Bank UK PLC amounting to Rs. 40.3 million (March 31, 2010: Rs. 160.1 million) and with ICICI Bank Canada amounting to Rs. 5.2 million (March 31, 2010: Rs. 9.2 million).

Brokerage and fee expenses
During the year ended March 31, 2011, the Bank paid brokerage/fees to its subsidiaries amounting to Rs. 658.7 million (March 31, 2010: Rs. 825.3 million) and to its associates/joint ventures/other related entities amounting to Rs. 1,405.4 million (March 31, 2010: Rs. 1,346.2 million). The material transactions for the year ended March 31, 2011 were with ICICI Home Finance Company Limited amounting to Rs. 408.3 million (March 31, 2010: Rs. 608.2 million), ICICI Merchant Services Private Limited amounting to Rs.664.4 million (March31,2010: Rs.169.6 million), I-Process Services (India) Private Limited amounting to Rs. 392.9 million (March 31, 2010: Rs. 686.1 million), Financial Inclusion Network & Operations Limited amounting to Rs. 340.3 million (March 31, 2010: Rs. 20.4 million), ICICI Securities Limited amounting to Rs. 207.3 million (March 31, 2010: Rs. 60.0 million) and with Loyalty Solutions & Research Limited amounting to Nil (March 31, 2010: Rs. 407.0 million).

schedules

forming part of the Accounts (Contd.)

Income on custodial services
During the year ended March 31, 2011, the Bank recovered custodial charges from its subsidiaries amounting to Rs. 1.6 million (March 31, 2010: Rs. 1.6 million) and from its associates/joint ventures/other related entities amounting to Rs. 2.6 million (March 31, 2010: Rs. 3.3 million). The material transactions for the year ended March 31, 2011 were with ICICI Securities Primary Dealership Limited amounting to Rs. 1.6 million (March 31, 2010: Rs. 1.5 million), ICICI Strategic Investments Fund amounting to Rs. 0.9 million (March 31, 2010: Rs. 1.1 million), ICICI Equity Fund amounting to Rs. 0.5 million (March 31, 2010: Rs. 0.8 million) and with ICICI Emerging Sectors Fund amounting to Rs. 0.9 million (March 31, 2010: Rs. 1.3 million).

Interest expenses
During the year ended March 31, 2011, the Bank paid interest to its subsidiaries amounting to Rs. 560.7 million (March 31, 2010: Rs. 902.2 million), to its associates/joint ventures/other related entities amounting to Rs. 79.7 million (March 31, 2010: Rs. 3.3 million), to its key management personnel amounting to Rs. 1.5 million (March 31, 2010: Rs. 2.5 million) and to relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.2 million). The material transactions for the year ended March 31, 2011 were with ICICI Prudential Life Insurance Company Limited amounting to Rs. 272.5 million (March 31, 2010: Rs. 420.4 million), ICICI Securities Limited amounting to Rs. 157.2 million (March 31, 2010: Rs. 159.3 million), ICICI Bank Eurasia Limited Liability Company amounting to Rs. 11.3 million (March 31, 2010: Rs. 146.8 million) and to Mewar Aanchalik Gramin Bank amounting to Rs. 69.7 million.

Interest income
During the year ended March 31, 2011, the Bank received interest from its subsidiaries amounting to Rs. 1,579.1 million (March 31, 2010: Rs. 1,588.0 million), from its associates/joint ventures/other related entities amounting to Rs. 4.8 million (March 31, 2010: Rs. 2.9 million), from its key management personnel amounting to Rs. 0.4 million (March 31, 2010: Rs. 0.5 million) and from relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.0 million). The material transactions for the year ended March 31, 2011 were with ICICI Home Finance Company Limited amounting to Rs. 1,127.7 million (March 31, 2010: Rs. 913.7 million) and with ICICI Bank Eurasia Limited Liability Company amounting to Rs. 166.4 million (March 31, 2010: Rs. 351.0 million).

Other income
The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. During the year ended March 31, 2011, the net loss of the Bank on forex and derivative transactions entered into with subsidiaries was Rs. 121.9 million (March 31, 2010: loss of Rs. 17,346.2 million) and the net gain/loss was Nil (March 31, 2010: loss of Rs. 220.9 million) with its associates/joint ventures/other related entities. The material transactions for the year ended March 31, 2011 were loss of Rs. 13.9 million (March 31, 2010: loss of Rs. 17,913.1 million) with ICICI Bank Canada, loss of Rs. 167.5 million (March 31, 2010: gain of Rs. 495.2 million) with ICICI Bank UK PLC, loss of Rs. 64.1 million (March 31, 2010: gain of Rs. 215.8 million) with ICICI Home Finance Company Limited, gain of Rs. 371.7 million (March 31, 2010: loss of Rs. 50.7 million) with ICICI Securities Primary Dealership Limited and loss of Rs. 248.1 million (March 31, 2010: loss of Rs. 93.4 million) with ICICI Bank Eurasia Limited Liability Company. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

Dividend income
During the year ended March 31, 2011, the Bank received dividend from its subsidiaries amounting to Rs. 4,113.5 million (March 31, 2010: Rs. 3,692.7 million). The material transactions for the year ended March 31, 2011 were with ICICI Home Finance Company Limited amounting to Rs. 1,499.8 million (March 31, 2010: Rs. 934.0 million), ICICI Securities Limited amounting to Rs. 810.0 million (March 31, 2010: Rs. 920.0 million), ICICI Securities Primary Dealership Limited amounting to Rs. 250.1 million (March 31, 2010: Rs. 422.1 million), ICICI Lombard General Insurance Company Limited amounting to Rs. 416.6 million (March 31, 2010: Rs. 476.1 million), ICICI Venture Funds Management Company Limited amounting to Rs. 450.0 million (March 31, 2010: Rs. 260.0 million) and with ICICI Prudential Asset Management Company Limited amounting to Rs. 229.6 million (March 31, 2010: Rs. 409.6 million).

Dividend paid
During the year ended March 31, 2011, the Bank paid dividend to its key management personnel amounting to Rs. 4.2 million (March 31, 2010: Rs. 4.5 million). The dividend paid during the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 3.2 million (March 31, 2010: Rs. 3.0 million), to Mr. Sandeep Bakhshi was Rs. 0.04 million (March 31, 2010: Rs. 0.03 million), to Mr. N. S. Kannan was Rs. 1.0 million (March 31, 2010: Rs. 0.9 million), to Mr. K. Ramkumar was Nil (March 31, 2010: Rs. 0.2 million) and to Mr. Sonjoy Chatterjee was Nil (March 31, 2010: Rs. 0.3 million).

Remuneration to whole-time directors
Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2011 was Rs. 79.6 million (March 31, 2010: Rs. 119.4 million). The remuneration paid for the year ended March 31, 2010 to Mr. K. V. Kamath was

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forming part of the Accounts (Contd.)

Rs. 4.1 million. The remuneration paid for the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 25.2 million (March 31, 2010: Rs. 17.3 million), to Mr. Sandeep Bakhshi was Rs. 7.7 million (March 31, 2010: Rs. 12.6 million), to Mr. N. S. Kannan was Rs. 15.8 million (March 31, 2010: Rs. 10.2 million), to Mr. K. Ramkumar was Rs. 17.6 million [March 31, 2010: Rs. 53.7 million (includes perquisite value of Rs. 40.6 million on employee stock options (ESOPs) exercised)], to Mr. Rajiv Sabharwal was Rs. 9.0 million and to Mr. Sonjoy Chatterjee was Rs. 4.3 million [March 31, 2010: Rs. 19.6 million (includes perquisite value of Rs. 7.9 million on ESOPs exercised)]. The remuneration paid for the year ended March 31, 2010 to Mr. V. Vaidyanathan was Rs. 1.9 million.

Sale of fixed assets
During the year ended March 31, 2011, the Bank sold fixed assets to its subsidiaries amounting to Rs. 0.9 million (March 31, 2010: Rs. 574.2 million) and to its associates/joint ventures/other related entities amounting to Rs. 2.8 million (March 31, 2010: Nil). The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 2.8 million (March 31, 2010: Nil), ICICI Securities Limited amounting to Rs. 0.8 million (March 31, 2010: Rs. 2.8 million) and with ICICI Home Finance Company Limited amounting to Nil (March 31, 2010: Rs. 570.0 million).

Purchase of fixed assets
During the year ended March 31, 2011, the Bank purchased fixed assets from its subsidiaries amounting to Rs. 10.9 million (March 31, 2010: Rs. 21.3 million). The material transactions for the year ended March 31, 2011 were with ICICI Home Finance Company Limited amounting to Rs. 9.9 million (March 31, 2010: Nil) and with ICICI Securities Limited amounting to Rs. 0.2 million (March 31, 2010: Rs. 19.2 million).

Sale of gold coins
During the year ended March 31, 2011, the Bank sold gold coins to ICICI Prudential Life Insurance Company Limited amounting to Rs. 0.9 million (March 31, 2010: Rs. 50.7 million).

Donation
During the year ended March 31, 2011, the Bank has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 61.0 million (March 31, 2010: Rs. 153.0 million).

Purchase of loan
During the year ended March 31, 2011, the Bank has purchased a loan from ICICI Bank UK PLC amounting to Rs. 688.7 million (March 31, 2010: Nil).

Transfer of merchant acquiring operations
During the year ended March 31, 2010, the Bank and First Data, a company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 3,744.0 million. This transfer of assets and liabilities to the new entity would be considered a ‘slump sale’ for tax purposes. The Bank realised a profit of Rs. 2,029.0 million from this transaction, which was included in Schedule 14 – “Other income” for the year ended March 31, 2010.

Letters of Comfort
The Bank has issued letters of comfort on behalf of its banking subsidiaries, ICICI Bank UK PLC and ICICI Bank Canada.

The details of the letters are given below.

On behalf of	To	Purpose

ICICI Bank UK PLC	Financial Services Authority, UK (FSA)	Financially support ICICI Bank UK PLC to ensure that it meets all of its obligations as they fall due.

ICICI Bank Canada	Canada Deposit Insurance Corporation (CDIC)	To comply with the Bank Act and the CDIC regulations or by-laws thereunder and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (Rs. 353.9 million) to the Monetary Authority of Singapore (MAS) and has executed indemnity agreement on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian Dollar 2.5 million (currently equivalent to Rs. 115.0 million) each, aggregating to Canadian Dollar 10 million (currently equivalent to Rs. 460.0 million). The aggregate amount of Rs. 813.9 million is included in the contingent liabilities.

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forming part of the Accounts (Contd.)

As per the assessment done, there is no likely financial impact of the above letters issued to overseas regulators or of the indemnity agreements at March 31, 2011.

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of banking and non-banking subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

The letters of comfort that are outstanding at March 31, 2011 pertain to facilities aggregating equivalent to Rs. 40,240.9 million (March 31, 2010: Rs. 76,408.0 million) as availed of by such subsidiaries. The repayments of facilities pertaining to which such letters were issued, aggregate to Rs. 30,022.6 million and letters that were expired during the year ended March 31, 2011 pertained to facilities aggregating to Rs. 8,356.0 million. A letter pertaining to facilities aggregating to Rs. 2,229.8 million was re-issued during the year ended March 31, 2011.

As advised by RBI, the Bank has provided additional capital of Rs. 1,700.5 million (March 31, 2010: Rs. 3,312.4 million) on the letters of comfort that are in the nature of letters of awareness issued on behalf of its subsidiaries for their borrowing programmes.

Related party balances
The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2011.

				Rs. in million
		Associates/ joint	Key	Relatives of Key	Total
Items/Related party	Subsidiaries	ventures/other	Management	Management
		related entities	Personnel	Personnel
Deposits with ICICI Bank	9,028.7	1,572.2	35.8	12.1	10,648.8
Deposits of ICICI Bank	117.8	—	—	—	117.8
Call/term money lent	—	—	—	—	—
Call/term money borrowed	—	—	—	—	—
Advances	18,162.2	44.3	10.6	7.7	18,224.8
Investments of ICICI Bank	135,409.7	7,518.6	—	—	142,928.3
Investments of related parties
in ICICI Bank	387.2	15.0	3.5	—	405.7
Receivables1	516.8	188.2	—	—	705.0
Payables1	69.0	117.8	—	—	186.8
Guarantees/ letter of credit	5,975.9	0.1	—	—	5,976.0
Swaps/forward contracts
(notional amount)	271,676.7	—	—	—	271,676.7
Employee stock options
outstanding (Numbers)	—	—	2,263,000	—	2,263,000
Employee stock options
exercised2	—	—	—	—	—

1.	Excludes mark-to-market on outstanding derivative transactions.
2.	During the year ended March 31, 2011, no employee stock options were exercised.

schedules

forming part of the Accounts (Contd.)

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2011.

			Rs. in million
		Associates/ joint	Key	Relatives of Key	Total
Items/ Related party	Subsidiaries	ventures/other	Management	Management
		related entities	Personnel	Personnel
Deposits with ICICI Bank	13,241.6	2,285.9	37.0	21.2	15,585.7
Deposits of ICICI Bank	164.7	—	—	—	164.7
Call/term money lent	6,235.3	—	—	—	6,235.3
Call/term money borrowed	2,990.0	—	—	—	2,990.0
Advances	22,118.6	78.8	11.1	9.1	22,217.6
Investments of ICICI Bank	138,972.5	10,358.1	—	—	149,330.6
Investments of related parties
in ICICI Bank	564.6	15.0	3.5	—	583.1
Receivables	4,223.4	261.3	—	—	4,484.7
Payables	662.8	117.9	—	—	780.7
Guarantees/ letter of credit	5,976.8	0.1	—	—	5,976.9
Swaps/forward contracts
(notional amount)	305,497.6	—	—	—	305,497.6
1.	Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2010.

			Rs. in million
		Associates/joint	Key	Relatives of Key	Total
Items/ Related party	Subsidiaries	ventures/other	Management	Management
		related entities	Personnel	Personnel
Deposits with ICICI Bank	15,564.7	357.2	32.9	15.8	15,970.6
Deposits of ICICI Bank	17.6	—	—	—	17.6
Call/term money lent	4,041.0	—	—	—	4,041.0
Call/term money borrowed	2,245.0	—	—	—	2,245.0
Advances	13,724.0	42.5	6.7	8.1	13,781.3
Investments of ICICI Bank	132,687.9	10,358.1	—	—	143,046.0
Investments of related parties
in ICICI Bank	1,121.0	—	3.6	—	1,124.6
Receivables1	1,784.7	286.2	—	—	2,070.9
Payables1	859.7	341.1	—	—	1,200.8
Guarantees/ letter of credit	1,029.0	0.1	—	—	1,029.1
Swaps/forward contracts
(notional amount)	261,038.4	—	—	—	261,038.4
Employee stock options
outstanding (Number)	—	—	1,254,250	—	1,254,250
Employee stock options
exercised2	—	—	46.3	—	46.3
1.	Excludes mark-to-market on outstanding derivative transactions.
2.	During the year ended March 31, 2010, 121,875 employee stock options were exercised.

schedules

forming part of the Accounts (Contd.)

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2010.

			Rs. in million
		Associates/ joint	Key	Relatives of Key	Total
Items/Related party	Subsidiaries	ventures/other	Management	Management
		related entities	Personnel	Personnel
Deposits with ICICI Bank	16,899.9	734.2	60.2	23.2	17,717.5
Deposits of ICICI Bank	1,589.9	—	—	—	1,589.9
Call/term money lent	11,291.6	—	—	—	11,291.6
Call/term money borrowed	7,079.7	—	—	—	7,079.7
Advances	19,494.4	208.3	26.1	12.2	19,741.0
Investments of ICICI Bank	132,687.9	12,159.2	—	—	144,847.1
Investments of related parties
in ICICI Bank	2,043.01	—	9.1	0.3	2,052.4
Receivables	4,737.0	464.01	—	—	5,201.0
Payables	1,850.81	341.11	—	—	2,191.9
Guarantees/ letter of credit	4,226.5	2,390.0	—	—	6,616.5
Swaps/forward contracts
(notional amount)	647,121.7	3,878.9	—	—	651,000.6
1.	Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

45.	Small and micro enterprises

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2011, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was Rs. 17.9 million (March 31, 2010: Rs. 65.2 million). An amount of Rs. 0.7 million (March 31, 2010: Rs. 1.7 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

46.	Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2011 was Rs. 510,000 (March 31, 2010: Nil).

During the year ended March 31, 2011, RBI vide letter dated June 22, 2010 had issued an order under section 11(3) of FEMA, 1999 directing the Bank to pay a penalty of Rs. 10,000 for violation of FEMA regulations. The Bank has paid the penalty to RBI on July 2, 2010.

During the year ended March 31, 2011, RBI has levied a penalty of Rs. 500,000 on the Bank for having opened an account only on the basis of driving licence as an identity proof while relying on the introduction from existing customer as an address proof. The Bank has paid the penalty of Rs. 500,000 on August 5, 2010.

In April, 2011, RBI has imposed a penalty of Rs. 1.5 million on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business.

47.	Disclosure of complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
a) No. of complaints pending at the beginning of the year	2,102	886
b) No. of complaints relating to erstwhile Bank of Rajasthan at August 12, 2010	57	—
c) No. of complaints received during the year	155,4751	112,051
d) No. of complaints redressed during the year	154,610	110,835
e) No. of complaints pending at the end of the year	3,024	2,102

1.	Includes complaints received relating to erstwhile Bank of Rajasthan from August 13, 2010.
2.	Does not include complaints redressed within 1 working day.
3.	The number of complaints for the year ended March 31, 2011 have increased, as the Bank has started considering all critical requests as complaints from October 2009.

schedules

forming part of the Accounts (Contd.)

The following table sets forth, for the periods indicated, the details of awards during the year.

	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
a) No. of unimplemented awards at the beginning of the year	—	—
b) No. of unimplemented awards relating to erstwhile Bank of Rajasthan at August 12, 2010	21	—
c) No. of awards passed by the Banking Ombudsmen during the year	—	—
d) No. of awards implemented during the year	—	—
e) No. of unimplemented awards at the end of the year	—	—

1.	These unimplemented awards had become null and void as the appeal preferred before Appellate Authority for the same has been upheld.

48.	Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

section 212

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary company	Financial year of the subsidiary ended on	No. of equity shares held by ICICI Bank and/or its nominees in the subsidiary at March 31, 2011	Extent of interest of ICICI Bank in capital of subsidiary	Net aggregate amount of profits/ (losses) of the subsidiary so far as it concerns the members of ICICI Bank and is not dealt with in the accounts of ICICI Bank 1		Net aggregate amount of profits/ (losses) of the subsidiary so far as it concerns the members of ICICI Bank dealt with or provided for in the accounts of ICICI Bank 2
					Rs. in '000s		Rs. in '000s
					For the financial year ended March 31, 2011	For the previous financial years of the subsidiary since it became a subsidiary	For the financial year ended March 31, 2011	For the previous financial years of the subsidiary since it became a subsidiary

1	ICICI Securities Primary Dealership Limited	March 31, 2011	15,634 equity shares of Rs. 100,000 each fully paid up	100.0%	277,666	6,474,167	250,144	7,150,149

2	ICICI Securities Limited	March 31, 2011	805,353,500 equity shares of Rs. 2 each fully paid up	100.0%	321,955	1,191,986	810,000	2,836,540

3	ICICI Securities Holdings Inc.3	March 31, 2011	16,640,000 common stock of USD 1 each fully paid up held by	-	(6,511)	(137,450)	Nil	Nil
			ICICI Securities Limited

4	ICICI Securities Inc.3	March 31, 2011	11,950,000 common stock of USD 1 each fully paid up held by	-	(22,851)	(501,461)	Nil	15,635
			ICICI Securities Holdings Inc.

5	ICICI Venture Funds Management Company Limited	March 31, 2011	1,000,000 equity shares of Rs. 10 each fully paid up	100.0%	289,070	1,707,189	450,000	3,710,979

6	ICICI International Limited4	March 31, 2011	90,000 ordinary shares of USD 10 each fully paid up	100.0%	6,282	35,067	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2011	1,098,750,000 equity shares of Rs. 10 each fully paid up	100.0%	833,075	2,191,219	1,499,794	2,853,464
8	ICICI Trusteeship Services Limited	March 31, 2011	50,000 equity shares of Rs. 10 each fully paid up	100.0%	342	2,419	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2011	10,000,700 equity shares of Rs. 10 each fully paid up	100.0%	11,865	14,438	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2011	1,055,310,900 equity shares of Rs. 10 each fully paid up	73.9%	5,966,717	(25,417,973)	Nil	Nil
11	ICICI Lombard General Insurance Company Limited	March 31, 2011	297,552,950 equity shares of Rs. 10 each fully paid up	73.6%	(1,007,133)	1,712,896	416,212	1,700,996
			(excludes 23,082,568 equity shares of Rs. 10 each fully paid up pending allotment)

12	ICICI Bank UK PLC4	March 31, 2011	545,000,000 ordinary shares of USD 1 each and 50,002 ordinary shares of 1 GBP each	100.0%	1,477,914	5,519,250	187,971	535,172

13	ICICI Bank Canada5, 8	December 31, 2010	839,500,000 common shares of Canadian Dollar (CAD) 1 each	100.0%	1,191,524	1,079,409	268,189	307,188
14	ICICI Bank Eurasia Limited Liability Company#,6,8	December 31, 2010	Not Applicable #	100.0%	284,815	153,741	Nil	Nil
15	ICICI Prudential Asset Management Company Limited	March 31, 2011	9,002,573 equity shares of Rs. 10 each fully paid up	51.0%	136,773	540,083	229,565	909,881
16	ICICI Prudential Trust Limited	March 31, 2011	51,157 equity shares of Rs. 10 each fully paid up	50.8%	705	1,437	767	1,432
17	ICICI Prudential Pension Funds Management	March 31, 2011	11,000,000 equity shares of Rs. 10 each, fully paid up held by	-	(2)	(137)	Nil	Nil
	Company Limited7		ICICI Prudential Life Insurance Company Limited

#	The shares in the authorised capital of ICICI Bank Eurasia Limited Liability Company are registered without issue of equity shares due to the legal form of the subsidiary.

1.
The above companies (other than ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited and ICICI Prudential Pension Funds Management Company Limited) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to the merger of erstwhile ICICI Limited with ICICI Bank.

2.	The amount received by erstwhile ICICI Limited upto March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.

3.	ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.

4.	The profits of ICICI Bank UK PLC and ICICI International Limited for the year ended March 31, 2011 have been translated into Indian Rupees at the rate of 1 USD = Rs. 45.5688.

5.	The profits of ICICI Bank Canada for the year ended December 31, 2010 have been translated into Indian Rupees at the rate of 1 CAD = Rs. 44.4831.

6.	The profits of ICICI Bank Eurasia Limited Liability Company for the year ended December 31, 2010 have been translated into Indian Rupees at the rate of 1 RUB = Rs. 1.50696.

7.	ICICI Prudential Pension Funds Management Company Limited, a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited, was incorporated on April 22, 2009.

8.	The information furnished for ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2010 to December 31, 2010, being their financial year.

The key financial parameters of the following companies at March 31, 2011 and their movement from December 31, 2010 are given below.

Rs. in ‘000s
Particulars	ICICI Bank Canada b			ICICI Bank Eurasia Limited Liability Company c
	At March 31, 2011	At December 31, 2010	Movement	At March 31, 2011	At December 31, 2010	Movement
Fixed assets	111,848	110,338	1,510	54,982	58,768	(3,786)
Investments	47,962,097	48,572,150	(610,053)	265,548	275,885	(10,337)
Advances	152,340,541	153,332,631	(992,090)	9,499,948	8,069,670	1,430,278
Borrowingsa	3,449,250	3,358,500	90,750	9,350,236	10,942,049	(1,591,813)

a.
Since it is not possible to identify the amount borrowed to meet the current liabilities, the amount shown above represents the total borrowings. The borrowings include subordinate debts and exclude preferred shares.

b.	The financial parameters of ICICI Bank Canada have been translated into Indian Rupees at 1 CAD = Rs. 45.9900 at March 31, 2011 and 1 CAD = Rs. 44.7800 at December 31, 2010.
c.	The financial parameters of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at 1 RUB = Rs. 1.59026 at March 31, 2011 and 1 RUB = Rs. 1.48405 at December 31, 2010.

For and on behalf of the Board of Directors

	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
	Chairman	Director	Managing Director & CEO

	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
	Executive Director & CFO	Executive Director	Executive Director

Place: Mumbai	SANDEEP BATRA	RAKESH JHA
Date : April 28, 2011	Group Compliance Officer &	Deputy Chief
	Company Secretary	Financial Officer

auditors’ report

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures.

1.
We have audited the attached consolidated balance sheet of ICICI Bank Limited (the ‘Bank’) and its subsidiaries, associates and joint ventures (the ‘ICICI Group’), as at March 31, 2011, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the ICICI Bank Limited’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of Rs. 1,292,190.2 million as at March 31, 2011, total revenue of Rs.  277,710.8 million and cash flows amounting to Rs. (39,042.3) million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 850,507.9 million as at March 31, 2011, the total revenue of Rs. 42,480.8 million for the year ended March 31, 2011 and net cash flows amounting to Rs. 39,302.7 million for the year ended March 31, 2011. These financial statements have been audited by other auditors, duly qualified to acts as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

5.
We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of Rs. 11,857.3 million as at March 31, 2011, total revenues of Rs. 3,141.8 million and net cash flows amounting to Rs. (178.0) million for the year then ended.

6.
We report that the consolidated financial statements have been prepared by the ICICI Bank Limited’s management in accordance with the requirements of Accounting Standards (AS) 21, Consolidated financial statements, Accounting Standards (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27, Financial Reporting of Interests in Joint Ventures notified pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended).

7.
The actuarial valuation of liabilities for life policies in force is the responsibility of the ICICI Group’s life insurance subsidiary’s appointed actuary (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2011 has been duly certified by the Appointed Actuary and in his opinion; the assumption for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority (‘IRDA’) and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Prudential Life Insurance Company Limited have relied upon the Appointed Actuary’s certificate in this regard.

8.
The actuarial valuation of liability in respect of claims incurred but not reported (‘IBNR’) and those incurred but not enough reported (‘IBNER’) (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2011 has been duly certified by the Appointed Actuary and in his opinion; the assumption for such valuation are in accordance auditors’ report

with the guidelines and norms issued by the IRDA and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Lombard General Insurance Company Limited have relied upon the Appointed Actuary’s certificate in this regard.

9.
Based on our audit and on consideration of reports of other auditors on separate financial statements, on consideration of reports of branches auditors on separate financial statements, on the consideration of the un-audited financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of the ICICI Group as at March 31, 2011;
(b)	in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and
(c)	in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
April 28, 2011

consolidated balance sheet

at March 31, 2011	(Rs. in ‘000s)

	Schedule	At	At
		31.03.2011	31.03.2010
CAPITAL AND LIABILITIES
Capital	1	11,518,200	11,148,892
Employees stock options outstanding		2,929	—
Reserves and surplus	2	541,503,823	501,816,108
Minority interest	2A	13,582,218	12,704,046
Deposits	3	2,591,060,049	2,415,722,960
Borrowings	4	1,258,388,602	1,156,983,219
Liabilities on policies in force		644,820,556	539,654,286
Other liabilities and provisions	5	276,802,280	255,443,442
TOTAL CAPITAL AND LIABILITIES		5,337,678,657	4,893,472,953

ASSETS
Cash and balances with Reserve Bank of India	6	212,340,063	278,502,787
Balances with banks and money at call and short notice	7	181,512,556	192,938,426
Investments	8	2,096,527,791	1,863,197,840
Advances	9	2,560,193,137	2,257,781,280
Fixed assets	10	54,895,477	38,622,924
Other assets	11	232,209,633	262,429,696
TOTAL ASSETS		5,337,678,657	4,893,472,953

Contingent liabilities	12	10,225,996,643	8,205,199,348
Bills for collection		85,304,043	67,188,608
Significant accounting policies and notes to accounts	17 & 18

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.	For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

consolidated profit and loss account

for the year ended March 31, 2011	(Rs. in ‘000s)

		Schedule	Year ended	Year ended
			31.03.2011	31.03.2010
I.	INCOME
	Interest earned	13	300,814,041	301,537,078
	Other income	14	315,133,003	294,460,648
	TOTAL INCOME		615,947,044	595,997,726

II.	EXPENDITURE
	Interest expended	15	193,425,685	207,291,861
	Operating expenses	16	313,024,545	277,332,381
	Provisions and contingencies		46,314,873	62,939,335
	TOTAL EXPENDITURE		552,765,103	547,563,577

III.	PROFIT/LOSS
	Net profit for the year		63,181,941	48,434,149
	Less: Minority interest		2,249,269	1,731,204
	Net profit/(loss) after minority interest		60,932,672	46,702,945
	Profit/(loss) brought forward		16,886,406	5,371,720
	TOTAL PROFIT/(LOSS)		77,819,078	52,074,665

IV.	APPROPRIATIONS/TRANSFERS
	Transfer to Statutory Reserve		12,880,000	10,070,000
	Transfer to Reserve Fund		360	2,170
	Transfer to Capital Reserve		832,500	4,440,000
	Transfer to/(from) Investment Reserve Account		(1,160,000)	1,160,000
	Transfer to Special Reserve		5,720,000	3,330,000
	Transfer to Revenue and other reserves		679,371	521,833
	Dividend (including corporate dividend tax) for the
	previous year paid during the year		21,658	929
	Proposed equity share dividend		16,125,811	13,378,604
	Proposed preference share dividend		35	35
	Corporate dividend tax		2,641,730	2,284,688
	Balance carried over to balance sheet		40,077,613	16,886,406
	TOTAL		77,819,078	52,074,665

Significant accounting policies and notes to accounts		17 & 18
Earnings per share (refer note 18.2)
	Basic (Rs.)		53.54	41.93
	Diluted (Rs.)		53.25	41.72
Face value per share (Rs.)			10.00	10.00

The schedules referred to above form an integral part of the Profit and Loss Account

As per our Report of even date.	For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

consolidated cash flow statement

for the year ended March 31, 2011	(Rs. in ‘000s)

Particulars		Year ended	Year ended
		31.03.2011	31.03.2010
Cash flow from operating activities
Net profit before taxes		81,647,759	64,055,237
Adjustments for :
Depreciation and amortisation		8,576,451	9,085,111
Net (appreciation)/depreciation on investments		14,541,573	4,526,200
Provision in respect of non-performing assets (including
prudential provision on standard assets)		20,555,297	44,745,424
Provision for contingencies & others		1,881,817	513,461
(Profit)/loss on sale of fixed assets		(299,958)	(821,610)
		126,902,939	122,103,823
Adjustments for :
(Increase)/decrease in investments		(79,202,742)	(216,921,819)
(Increase)/decrease in advances		(261,585,581)	358,364,395
Increase/(decrease) in borrowings		75,360,723	(3,820,938)
Increase/(decrease) in deposits		40,049,589	(202,834,572)
(Increase)/decrease in other assets		25,485,114	28,724,367
Increase/(decrease) in other liabilities and provisions		58,660,309	229,307,649
		(141,232,588)	192,819,082
(Payment)/refund of taxes (net)		(22,046,919)	(19,414,369)
Net cash flow from operating activities	(A)	(36,376,568)	295,508,536
Cash flow from investing activities
Purchase of fixed assets		(8,940,934)	(6,654,131)
Proceeds from sale of fixed assets		707,207	3,374,730
(Purchase)/sale of held to maturity securities		(52,576,194)	(152,852,224)
Net cash generated from investing activities	(B)	(60,809,921)	(156,131,625)
Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of
issue expense		1,426,887	1,175,994
Net proceeds/(repayment) of bonds (including subordinated debt)		20,712,924	(1,247,434)
Dividend and dividend tax paid		(15,567,579)	(14,348,954)
Net cash generated from financing activities	(C)	6,572,232	(14,420,394)
Effect of exchange fluctuation on translation reserve	(D)	1,253,363	(4,129,160)
Net cash and cash equivalents taken over from
The Bank of Rajasthan Limited on amalgamation	(E)	11,772,300	—
Net increase/(decrease) in cash and cash equivalents	(A)+(B)+(C)+(D)+(E)	(77,588,594)	120,827,357
Cash and cash equivalents at April 1		471,441,213	350,613,856
Cash and cash equivalents at March 31		393,852,619	471,441,213

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.	For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

schedules

forming part of the Consolidated Balance Sheet	(Rs. in ‘000s)

	At	At
	31.03.2011	31.03.2010
SCHEDULE 1 - CAPITAL

Authorised capital

1,275,000,000 equity shares of Rs. 10 each

(March 31, 2010: 1,275,000,000 equity shares of Rs. 10 each)	12,750,000	12,750,000

15,000,000 shares of Rs. 100 each

(March 31, 2010: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000

350 preference shares of Rs. 10 million each

(March 31, 2010: 350 preference shares of Rs. 10 million each)2	3,500,000	3,500,000

Equity share capital

Issued, subscribed and paid-up capital

1,114,845,314 equity shares of Rs. 10 each

(March 31, 2010: 1,113,250,642 equity shares of Rs. 10 each)	11,148,453	11,132,506

Add: 34,184,121 equity shares of Rs. 10 each fully paid up issued to
shareholders of erstwhile The Bank of Rajasthan Limited	341,841	—

Less: 200 equity shares of the Bank, earlier held by erstwhile The Bank of
Rajasthan Limited, extinguished on amalgamation	(2)	—

Add: 2,743,137 equity shares of Rs. 10 each fully paid up (March 31, 2010:
1,594,672 equity shares) issued pursuant to exercise of employee stock options	27,431	15,947
	11,517,723	11,148,453
Less: Calls unpaid	(293)	(331)

Add: 111,603 equity shares forfeited (March 31, 2010: 111,603 equity shares)	770	770

TOTAL CAPITAL	11,518,200	11,148,892

1.
These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular no. DBOD.BP.BC No.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 - ”Borrowings”.

schedules

forming part of the Consolidated Balance Sheet (Contd.)	(Rs. in ‘000s)

		At	At
		31.03.2011	31.03.2010

SCHEDULE 2 - RESERVES AND SURPLUS
I.	Statutory reserve
	Opening balance	58,863,807	48,793,807
	Additions during the year
	[includes Rs. 2,002.7 million (March 31, 2010: Nil) on amalgamation]	14,882,712	10,070,000
	Deductions during the year	—	—
	Closing balance	73,746,519	58,863,807
II.	Special reserve
	Opening balance	27,831,700	24,501,700
	Additions during the year	5,720,000	3,330,000
	Deductions during the year	—	—
	Closing balance	33,551,700	27,831,700
III.	Securities premium
	Opening balance	313,801,906	313,165,969
	Additions during the year1	1,617,958	635,937
	Deductions during the year2	2,097,973	—
	Closing balance	313,321,891	313,801,906
IV.	Investment reserve account
	Opening balance	1,160,000	—
	Additions during the year	—	1,160,000
	Deductions during the year3	1,160,000	—
	Closing balance	—	1,160,000
V.	Unrealised investment reserve4
	Opening balance	(521,469)	(3,498,090)
	Additions during the year	97,939	3,082,983
	Deductions during the year	1,114,187	106,362
	Closing balance	(1,537,717)	(521,469)
VI.	Capital reserve
	Opening balance	20,875,357	16,456,602
	Additions during the year5	832,500	4,588,195
	Deductions during the year	—	169,440
	Closing balance6	21,707,857	20,875,357
VII. Foreign currency translation reserve
	Opening balance	5,092,984	9,254,640
	Additions during the year	1,961,480	3,438,235
	Deductions during the year	708,577	7,599,891
	Closing balance	6,345,887	5,092,984
VIII. Reserve fund
	Opening balance	10,919	8,749
	Additions during the year7	360	2,170
	Deductions during the year	—	—
	Closing balance	11,279	10,919
IX.	Revenue and other reserves
	Opening balance - joint ventures	(2,687)	(2,687)
	Opening balance - others	57,817,185	42,590,034
	Additions during the year - joint ventures	—	—
	Additions during the year - others	1,766,237	15,227,151
	Deductions during the year - joint ventures	—	—
	Deductions during the year - others	5,301,941	—
	Closing balance8,9	54,278,794	57,814,498
X. Balance in profit and loss account - others		40,081,420	16,889,517
XI. Balance in profit and loss account - joint ventures		(3,807)	(3,111)
TOTAL RESERVES AND SURPLUS		541,503,823	501,816,108

1.	Includes Rs. 1,391.3 million (March 31, 2010: Rs. 568.3 million) on exercise of employee stock options.
2.	Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired and amalgamation expenses.
3.	Represents the amount utilised for provision made during the year towards depreciation in investments in AFS and HFT categories.
4.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
5.
Includes profit on sale of investments in HTM category, net of taxes and transfer to Statutory Reserve. Also includes profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve, for the year ended March 31, 2011.

6.	Includes capital reserve on consolidation amounting to Rs. 82.2 million (March 31, 2010: Rs. 82.2 million).
7.	Represents appropriation of 5% of net profit by the Bank’s Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.
8.	Includes unrealised profit/(loss), net of tax, of Rs. (3,258.6) million [March 31, 2010: Rs. (4,313.8) million] pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
9.	Includes restricted reserve of Rs. 6,222.3 million (March 31, 2010: Rs. 11,333.6 million) primarily relating to lapsed contracts of the life insurance subsidiary.

schedules

forming part of the Consolidated Balance Sheet (Contd.)	(Rs. in ‘000s)

				At	At
				31.03.2011	31.03.2010

SCHEDULE 2A - MINORITY INTEREST
Opening minority interest				12,704,046	9,105,054
Subsequent increase/(decrease)				878,172	3,598,992
CLOSING MINORITY INTEREST				13,582,218	12,704,046

SCHEDULE 3 - DEPOSITS
A.	I.	Demand deposits
		i)	From banks	20,176,015	14,856,747
		ii) From others		334,537,779	300,667,768
	II.	Savings bank deposits		732,637,812	622,221,663
	III.	Term deposits
		i)	From banks	153,559,266	88,149,385
		ii) From others		1,350,149,177	1,389,827,397
TOTAL DEPOSITS				2,591,060,049	2,415,722,960
B.	I.	Deposits of branches in India		2,132,983,708	1,911,271,065
	II.	Deposits of branches/subsidiaries outside India		458,076,341	504,451,895
TOTAL DEPOSITS				2,591,060,049	2,415,722,960

SCHEDULE 4 - BORROWINGS
I. Borrowings in India
	i)	Reserve Bank of India		5,000,000	—
	ii)	Other banks		63,186,638	60,072,566
	iii)	Other institutions and agencies
		a)	Government of India	299,581	687,491
		b)	Financial institutions/others	89,874,799	73,843,875
	iv)	Borrowings in the form of
		a)	Deposits	18,959,593	35,459,265
		b)	Commercial paper	7,019,749	16,976,284
		c)	Bonds and debentures (excluding subordinated debt)1	21,331,106	41,656,724
	v)	Application money-bonds2		—	25,000,000
	vi)	Capital instruments
		–	Innovative Perpetual Debt Instruments (IPDI)
			(qualifying as Tier I capital)	13,010,000	13,010,000
		–	Hybrid debt capital instruments issued as bonds/debentures
			(qualifying as upper Tier II capital)	98,188,633	97,502,000
		–	Redeemable Non-Cumulative Preference Shares (RNCPS)
			(Redeemable Non-Cumulative Preference Shares of Rs. 10
			million each issued to preference share holders of erstwhile
			ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	3,500,000
		–	Unsecured redeemable debentures/bonds
			(subordinated debt included in Tier II capital)	201,316,236	145,090,481
TOTAL BORROWINGS IN INDIA				521,686,335	512,798,686
II. Borrowings outside India
	i)	Capital instruments
		–	Innovative Perpetual Debt Instruments (IPDI)
			(qualifying as Tier I capital)	15,106,107	15,199,979
		–	Hybrid debt capital instruments issued as bonds/debentures
			(qualifying as upper Tier II capital)	43,926,075	40,410,000
		–	Unsecured redeemable debentures/bonds
			(subordinated debt included in Tier II capital)	14,553,006	11,817,445
	ii)	Bonds and notes		294,843,311	285,560,180
	iii)	Other borrowings3		368,273,768	291,196,929
TOTAL BORROWINGS OUTSIDE INDIA				736,702,267	644,184,533
TOTAL BORROWINGS				1,258,388,602	1,156,983,219

1.	Includes borrowings guaranteed by Government of India of Rs. 4,367.5 million (March 31, 2010: Rs. 8,355.0 million).
2.	Application money received towards subordinated debt.
3.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 16,515.0 million (March 31, 2010: Rs. 17,252.7 million).
4.
Secured borrowings in I and II above are Rs. 15,403.1 million (March 31, 2010: Rs. 17,811.2 million) excluding borrowings under Collateralised Borrowing and Lending Obligation and/or repurchase transactions with banks and financial institutions.

schedules

forming part of the Consolidated Balance Sheet (Contd.)	(Rs. in ‘000s)

		At	At
		31.03.2011	31.03.2010
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
I.	Bills payable	35,615,550	27,687,572
II.	Inter-office adjustments (net credit)	—	244,147
III.	Interest accrued	32,569,903	31,306,292
IV.	Sundry creditors	89,239,928	87,895,240
V.	Provision for standard assets	16,909,115	16,415,504
VI.	Others1	102,467,784	91,894,687
TOTAL OTHER LIABILITIES AND PROVISIONS		276,802,280	255,443,442

1.	Includes:
a)	Proposed dividend amounting to Rs. 16,125.8 million (March 31, 2010: Rs. 13,378.6 million).
b)	Corporate dividend tax payable of Rs. 2,254.2 million (March 31, 2010: Rs. 1,757.0 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

I.	Cash in hand (including foreign currency notes)	41,109,739	36,425,017
II.	Balances with Reserve Bank of India in current accounts	171,230,324	242,077,770
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA		212,340,063	278,502,787

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

I. In India
i)	Balances with banks
	a)	in current accounts	5,864,648	9,778,514
	b)	in other deposit accounts	55,013,756	40,075,977
ii)	Money at call and short notice
	a)	with banks	9,600,000	70,000
	b)	with other institutions	3,180,818	—
TOTAL			73,659,222	49,924,491
II. Outside India
i)	in current accounts		25,140,674	21,985,978
ii)	in other deposit accounts		11,408,038	40,391,512
iii)	Money at call and short notice		71,304,622	80,636,445
TOTAL			107,853,334	143,013,935
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			181,512,556	192,938,426

schedules

forming part of the Consolidated Balance Sheet	(Rs. in ‘000s)

			At	At
			31.03.2011	31.03.2010

SCHEDULE 8 - INVESTMENTS
I.	Investments in India (net of provisions)
	i)	Government securities	732,979,973	732,093,813
	ii)	Other approved securities	356,398	45,009
	iii)	Shares (includes equity and preference shares)1	41,536,041	42,426,779
	iv)	Debentures and bonds	206,459,725	75,752,082
	v)	Assets held to cover linked liabilities of life insurance business	588,265,347	514,692,566
	vi)	Others (commercial paper, mutual fund units, pass through
		certificates, security receipts, certificate of deposits, Rural
		Infrastructure Development Fund deposits and other related
		investments etc.)	388,530,238	337,886,043
TOTAL INVESTMENTS IN INDIA			1,958,127,722	1,702,896,292
II.	Investments outside India (net of provisions)
	i)	Government securities	54,619,909	38,707,855
	ii)	Others	83,780,160	121,593,693
TOTAL INVESTMENTS OUTSIDE INDIA			138,400,069	160,301,548
TOTAL INVESTMENTS			2,096,527,791	1,863,197,840
III.	Investments in India
	Gross value of investments2		1,984,587,186	1,718,296,361
	Less: Aggregate of provision/depreciation/(appreciation)		26,459,464	15,400,069
	Net investments		1,958,127,722	1,702,896,292
IV.	Investments outside India
	Gross value of investments		141,810,619	164,916,920
	Less: Aggregate of provision/depreciation/(appreciation)		3,410,550	4,615,372
	Net investments		138,400,069	160,301,548
TOTAL INVESTMENTS			2,096,527,791	1,863,197,840

1.	Includes acquisition cost of investment in associates of Rs. 578.7 million (March 31, 2010: Rs. 524.5 million).
2.	Includes appreciation of Rs. 72,320.7 million (March 31, 2010: Rs. 93,112.5 million) on investments held to cover linked liabilities of life insurance business.

SCHEDULE 9 - ADVANCES (net of provisions)
A.	i)	Bills purchased and discounted			70,301,265	47,219,427
	ii)	Cash credits, overdrafts and loans repayable on demand			307,352,546	260,401,668
	iii)	Term loans			2,057,775,362	1,809,026,622
	iv)	Securitisation, finance lease and hire purchase receivables			124,763,964	141,133,563
TOTAL ADVANCES					2,560,193,137	2,257,781,280
B.	i)	Secured by tangible assets [includes advances against book debts]			1,922,059,342	1,612,468,494
	ii)	Covered by bank/government guarantees			27,057,409	21,202,426
	iii)	Unsecured			611,076,386	624,110,360
TOTAL ADVANCES					2,560,193,137	2,257,781,280
C.	I.	Advances in India
		i)	Priority sector		534,015,609	539,773,871
		ii)	Public sector		13,788,639	3,201,088
		iii)	Banks		1,810,607	41,790
		iv)	Others		1,132,200,854	916,388,589
TOTAL ADVANCES IN INDIA					1,681,815,709	1,459,405,338
	II.	Advances outside India
		i)	Loans to banks		43,708,080	13,683,352
		ii)	Due from others
			a)	Bills purchased and discounted	11,610,861	17,714,187
			b)	Syndicated and term loans	752,209,407	693,892,525
			c) Others		70,849,080	73,085,878
TOTAL ADVANCES OUTSIDE INDIA					878,377,428	798,375,942
TOTAL ADVANCES					2,560,193,137	2,257,781,280

schedules

forming part of the Consolidated Balance Sheet (Contd.)	(Rs. in ‘000s)

		At	At
		31.03.2011	31.03.2010

SCHEDULE 10 - FIXED ASSETS
I.	Premises
	At cost at March 31 of preceding year	28,681,193	29,563,202
	Additions during the year1	18,438,137	1,369,012
	Deductions during the year	(1,216,539)	(2,251,021)
	Depreciation to date	(8,156,035)	(6,472,554)
	Net block2	37,746,756	22,208,639
II.	Other fixed assets (including furniture and fixtures)
	At cost at March 31 of preceding year	36,232,085	38,138,907
	Additions during the year1	6,665,154	2,297,683
	Deductions during the year	(1,456,215)	(4,204,505)
	Depreciation to date	(26,862,655)	(23,351,752)
	Net block	14,578,369	12,880,333
III.	Assets given on Lease
	At cost at March 31 of preceding year	17,760,500	17,961,174
	Additions during the year	—	—
	Deductions during the year	(250,413)	(200,674)
	Depreciation to date, accumulated lease adjustment and provisions	(14,939,735)	(14,226,548)
	Net block	2,570,352	3,533,952
TOTAL FIXED ASSETS		54,895,477	38,622,924

1.	Includes assets acquired from erstwhile The Bank of Rajasthan Limited for the year ended March 31, 2011.
2.	Includes assets amounting to Nil (March 31, 2010: Rs. 446.1 million) which are in the process of being sold.

SCHEDULE 11 - OTHER ASSETS
I.	Inter-office adjustments (net debit)	207,829	—
II.	Interest accrued	49,240,460	41,402,059
III.	Tax paid in advance/tax deducted at source (net)	37,124,889	39,651,493
IV.	Stationery and stamps	109,751	641
V.	Non-banking assets acquired in satisfaction of claims1	887,459	743,464
VI.	Advance for capital assets	1,418,588	11,907,171
VII.	Deposits	13,776,546	19,863,374
VIII.	Deferred tax asset (net)	29,936,668	24,842,072
IX.	Others2	99,507,443	124,019,422
TOTAL OTHER ASSETS		232,209,633	262,429,696

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank’s name.
2.
Includes goodwill on consolidation amounting to Rs. 1,464.8 million (March 31, 2010: Rs. 1,514.4 million) and goodwill on purchase of assets by way of merger amounting to Nil (March 31, 2010: Rs. 41.5 million).

SCHEDULE 12 - CONTINGENT LIABILITIES
I.	Claims against the Group not acknowledged as debts		21,093,514	35,364,093
II.	Liability for partly paid investments		128,050	128,126
III.	Liability on account of outstanding forward exchange contracts1		2,550,667,789	1,753,368,882
IV.	Guarantees given on behalf of constituents
	a)	In India	647,524,739	489,303,787
	b)	Outside India	182,021,705	129,981,831
V.	Acceptances, endorsements and other obligations		393,972,235	321,795,858
VI.	Currency swaps1		567,720,233	506,938,754
VII.	Interest rate swaps, currency options and interest rate futures1		5,800,967,594	4,846,442,184
VIII.	Other items for which the Group is contingently liable2		61,900,784	121,875,833
TOTAL CONTINGENT LIABILITIES			10,225,996,643	8,205,199,348

1.	Represents notional amount.
2.
Includes an amount of Rs. 1,653.8 million pertaining to government securities settled after the Balance Sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

schedules

forming part of the Consolidated Profit and Loss Account	(Rs. in ‘000s)

		Year ended	Year ended
		31.03.2011	31.03.2010
SCHEDULE 13 - INTEREST EARNED
I.	Interest/discount on advances/bills	190,975,431	203,626,416
II.	Income on investments	91,806,801	78,164,417
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	4,693,218	7,111,651
IV.	Others1,2	13,338,591	12,634,594
TOTAL INTEREST EARNED		300,814,041	301,537,078

1.	Includes interest amounting to Rs. 1,694.7 million (March 31, 2010: Rs. 1,241.8 million) on income tax refunds.
2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME
I.	Commission, exchange and brokerage	65,977,918	60,039,038
II.	Profit/(loss) on sale of investments (net)	6,215,295	10,359,185
III.	Profit/(loss) on revaluation of investments (net)	(4,528,802)	3,923,447
IV.	Profit/(loss) on sale of land, buildings and other assets (net)1	299,958	821,610
V.	Profit/(loss) on exchange transactions (net)	10,121,840	11,911,507
VI.	Premium and other operating income from insurance business	236,030,257	204,757,832
VII.	Miscellaneous income (including lease income)2	1,016,537	2,648,029
TOTAL OTHER INCOME		315,133,003	294,460,648

1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes share of profit/(loss) from associates.

SCHEDULE 15 - INTEREST EXPENDED
I.	Interest on deposits	113,151,705	135,093,359
II.	Interest on Reserve Bank of India/inter-bank borrowings	16,826,306	18,644,064
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	63,447,674	53,554,438
TOTAL INTEREST EXPENDED		193,425,685	207,291,861

SCHEDULE 16 - OPERATING EXPENSES
I.	Payments to and provisions for employees	43,925,959	36,784,297
II.	Rent, taxes and lighting	9,723,158	10,168,540
III.	Printing and stationery	1,491,506	1,609,042
IV.	Advertisement and publicity	3,874,585	4,421,935
V.	Depreciation	6,607,680	6,212,233
VI.	Depreciation (including lease equalisation) on leased assets	789,135	1,416,505
VII.	Directors' fees, allowances and expenses	33,590	27,868
VIII.	Auditors' fees and expenses	160,924	148,042
IX.	Law charges	810,340	1,396,354
X.	Postages, telegrams, telephones, etc.	3,007,539	3,575,692
XI.	Repairs and maintenance	6,677,282	6,685,665
XII.	Insurance	1,994,829	1,885,845
XIII.	Direct marketing agency expenses	2,578,556	2,413,170
XIV.	Claims and benefits paid pertaining to insurance business	28,158,043	20,643,054
XV.	Other expenses pertaining to insurance business	180,870,784	158,516,684
XVI.	Other expenditure	22,320,635	21,427,455
TOTAL OPERATING EXPENSES		313,024,545	277,332,381

schedules

forming part of the Consolidated Accounts (Contd.)

SCHEDULE 17
Significant accounting policies
OVERVIEW

ICICI Bank Limited (the Bank) together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

The Bank was incorporated in Vadodara, India and is a banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Entities where the Bank, directly or indirectly, holds 20.00% to 50.00% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the foreign subsidiaries are followed.

The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions which are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr.	Name of the entity4,5,6,7,8	Country of	Nature of	Nature of business	Ownership
no.		incorporation	relationship		interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management	India	Subsidiary	Private equity/venture capital	100.00%
	Company Limited			fund management
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited9	India	Subsidiary	Pension fund management	100.00%

schedules

forming part of the Consolidated Accounts (Contd.)

Sr.	Name of the entity4,5,6,7,8	Country of	Nature of	Nature of business	Ownership
no.		incorporation	relationship		interest
14.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as	Venture capital fund	92.12%
per AS 21
15.	ICICI Equity Fund	India	Consolidated as	Unregistered venture capital fund	100.00%
per AS 21
16.	ICICI Emerging Sectors Fund	India	Consolidated as	Venture capital fund	99.31%
per AS 21
17.	ICICI Strategic Investments Fund	India	Consolidated as	Unregistered venture capital fund	100.00%
per AS 21
18.	ICICI Kinfra Limited	India	Consolidated as	Infrastructure development	76.00%
			per AS 21	consultancy
19.	ICICI Venture Value Fund	India	Consolidated as	Unregistered venture capital fund	54.35%
per AS 21
20.	I-Ven Biotech Limited	India	Consolidated as	Investment in research and	100.00%
			per AS 21	development of biotechnology
21.	ICICI Prudential Life Insurance Company	India	Jointly	Life insurance	73.88%
	Limited1		controlled entity
22.	ICICI Lombard General Insurance Company	India	Jointly	General insurance	73.55%
	Limited1		controlled entity
23.	ICICI Prudential Asset Management Company	India	Jointly	Asset management company for	51.00%
	Limited1		controlled entity	ICICI Prudential Mutual Fund
24.	ICICI Prudential Trust Limited1	India	Jointly	Trustee company for ICICI	50.80%
			controlled entity	Prudential Mutual Fund
25.	TCW/ICICI Investment Partners Limited2	Mauritius	Jointly	Asset management	50.00%
	(formerly known as TCW/ICICI Investment		controlled entity
Partners LLC)
26.	Rainbow Fund3	India	Associate	Unregistered venture capital fund	23.91%
27.	Financial Inclusion Network & Operations	India	Associate	Support services for financial	27.65%
	Limited3			inclusion
28.	I-Process Services (India) Private Limited3	India	Associate	Services related to back end	19.00%
operations
29.	I-Solutions Providers (India) Private Limited3	India	Associate	Services related to sales and	19.00%
promotion activities
30.	NIIT Institute of Finance Banking and	India	Associate	Education and training in banking	18.94%
	Insurance Training Limited3			and finance
31.	Prize Petroleum Company Limited3	India	Associate	Oil exploration and production	35.00%
32.	ICICI Merchant Services Private Limited3	India	Associate	Merchant servicing	19.00%
33.	Mewar Aanchalik Gramin Bank3	India	Associate	Banking	35.00%

1.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on ‘consolidated financial statements’ consequent to the limited revision to AS 27 on ‘financial reporting of interests in joint ventures’.

2.	The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on ‘financial reporting of interests in joint ventures’.
3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.
4.
During the quarter ended June 30, 2009, Crossdomain Solutions Private Limited and Contests2win.com India Private Limited ceased to be associates and accordingly, these entities have not been accounted as per the equity method as prescribed by AS 23.

5.	During the quarter ended September 30, 2009, Transafe Services Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
6.	ICICI Wealth Management Inc. has been dissolved with effect from December 31, 2009 and therefore, it has not been consolidated from the quarter ended December 31, 2009.
7.	During the quarter ended June 30, 2010, Loyalty Solutions & Research Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
8.	During the quarter ended March 31, 2011, ICICI West Bengal Infrastructure Development Corporation Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
9.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The financial statements of Comm Trade Services Limited and 3i infotech Limited have not been consolidated under AS 21/AS 23, since the investments in these companies are temporary in nature.

schedules

forming part of the Consolidated Accounts (Contd.)

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items are translated as follows:

•	For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
•
For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.

•	For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued at the forward exchange rates implied by the swap curves for respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

2.	Revenue recognition

•
Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB.

•	Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.
•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered into till March 31, 2001 have been accounted for as operating leases.

•	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
•	Project appraisal/structuring fee is accounted for on the completion of the agreed service.
•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
•	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
•	All other fees are accounted for as and when they become due.
•
Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006 net income arising from securitisation of loan assets are amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets are recognised at the time of sale.

•	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers.
•	The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.
•
Income from brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

•
Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognised when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. are recovered from the linked fund in accordance with the terms and conditions of the policy and are recognised when due.

schedules

forming part of the Consolidated Accounts (Contd.)

•
In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for installment cases, it is recorded on installment due dates. Premium earned is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

•
In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•
In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:
•  ICICI Bank Limited
•  ICICI Prudential Life Insurance Company Limited
•  ICICI Lombard General Insurance Company Limited
•  ICICI Venture Funds Management Company Limited

The Employees Stock Option Scheme (the Scheme) provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted options to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on Black Scholes model. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report.

The Group’s venture capital subsidiary i.e. ICICI Venture Funds Management Company has settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of distribution of such carried interest to the trusts.

4.	Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per AS 22 on ‘accounting for taxes on income’ issued by ICAI, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying value of assets and liabilities and their respective tax basis and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based on the management’s judgement as to whether their realisation is considered as reasonably certain.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation of the loss based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively schedules

forming part of the Consolidated Accounts (Contd.)

revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity. IBNR/IBNER has been created on re-insurance accepted from Indian Motor Third Party Insurance Pool based on actuarial estimates received from them.

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Survival benefit and maturity claims are accounted when due. Withdrawals and surrenders under linked policies are accounted in the respective schemes when the associated units are cancelled/redeemed. Re-insurance recoveries on claims are accounted for, in the same period as the related claims.

6.	Liability for life policies in force

In the case of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India.

7.	Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8.	Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and attached riders. An unearned premium reserve is held for one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date. The adequacy of charges under unit linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit linked products that carry a guarantee. The units held in respect of lapsed policies are divided into a revival reserve, which contributes to liabilities, and a fund for future appropriation, which contributes to regulatory capital.

The interest rates used for valuing the liabilities are in the range of 6.16% to 6.86% per annum (previous year – 5.10% to 6.78% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.90% (previous year – 4.30%).

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10.	Staff retirement benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in the case of employees at the overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura Limited (erstwhile Bank of Madura), employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank), employees inducted from erstwhile The Bank of Rajasthan Limited (erstwhile Bank of Rajasthan) and employees of ICICI Bank other than those inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan are managed by ICICI Prudential Life Insurance Company Limited.

The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan is administered by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an appointed actuary. Actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

schedules

forming part of the Consolidated Accounts (Contd.)

Superannuation fund

ICICI Bank contributes 15.00% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. In that event, the employee does not receive any superannuation benefit on retirement/resignation from services of the Bank.

Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees have the option to decide on an annual basis, the insurance company for management of that year’s contribution towards superannuation fund.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed in-house and the liability is funded as per actuarial valuation. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited and pension payments to retired employees of erstwhile Bank of Rajasthan are being administered by LIC and ICICI Prudential Life Insurance Company Limited for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura, erstwhile Sangli Bank, erstwhile Bank of Rajasthan and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes a specified portion of the basic salary and the Group contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Leave encashment

The Group provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation conducted by an independent actuary.

11.	Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)	All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

Under each classification, the investments are further classified as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over  the  face  value  of  fixed  rate  and  floating  rate  investments  in  government  securities,  classified as ‘Available for Sale’, is amortised over the remaining period to maturity on constant yield basis  and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised  stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared schedules

forming part of the Consolidated Accounts (Contd.)

by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Rs. 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

d)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e)
Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit on sale of investments in ‘Available for sale’ and ‘Held for Trading’ categories is credited to profit and loss account.

f)
Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines. Transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as sale and purchase transactions by the Bank.

g)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

h)
At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the NAV, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

i)
The Bank follows trade date method of accounting for purchase and sale of investments, except government securities where settlement date method of accounting is followed from January 1, 2011 in accordance with RBI guidelines.

ii)
The Bank’s consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)
The Bank’s primary dealership and securities broking subsidiaries classify their investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and are valued at lower of cost arrived at on weighted average basis or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments and are carried at cost arrived at on weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)
The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at cost. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v)
The Bank’s United Kingdom and Canadian banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further, in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account.

vi)
In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

schedules

forming part of the Consolidated Accounts (Contd.)

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.
All debt securities and redeemable preference shares are considered as ‘Held to Maturity’ and accordingly stated at historical cost, subject to amoritsation of premium or accretion of discount in the profit or loss account over the period of maturity/holding on a straight line basis.

b.
Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) [in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used]. Equity shares awaiting listing are stated at historical cost subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

c.	Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.
All debt securities including government securities and non-convertible preference shares are considered as ‘Held to Maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.

b.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE.

c.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for general insurance business.

The general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. If at the balance sheet date there is any indication that a previously assessed impairment loss no longer exists, then such loss is reversed and the investment is restated to that extent.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, approximate 14.50% of the total investments at March 31, 2011.

14.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at the rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as per the extant RBI guidelines. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a portfolio level on the basis of days past due.

The Bank holds specific provisions against non-performing loans and general provision against performing loans and floating provisions taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b)	Provision on assets restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c)
Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)
In addition to the specific provision on NPAs, the Bank/the Bank’s housing finance subsidiary maintains a general provision on performing loans. The general provision covers the requirements of the RBI/NHB guidelines.

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25.00% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank in respect of each country does not exceed 1.00% of the total funded assets, no provision is required on such country exposure.

f)
In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

schedules

forming part of the Consolidated Accounts (Contd.)

g)
In the case of the Bank’s primary dealership subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by RBI for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the borrowers. Certain NPAs are considered as loss assets and full provision is made against such assets.

h)
In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, approximate 13.00% of the total loans at March 31, 2011.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/reconstruction company (RC).

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, the rates of depreciation for fixed assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to Rs. 5,000 are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised values of the assets.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered into to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/ loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18.	Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19.	Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

20.	Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with AS 20 on ‘earnings per share’ issued by ICAI.

Basic EPS is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

schedules

forming part of the Consolidated Accounts (Contd.)

SCHEDULE 18
NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1.	Amalgamation of The Bank of Rajasthan Limited
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with the Bank with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the RBI vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10 each fully paid-up for every 118 equity shares of Rs. 10 each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

ICICI Bank is also a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949.

As per the Scheme, the undertaking of Bank of Rajasthan including all its assets and liabilities stood transferred/deemed to be transferred to and vested in ICICI Bank as a going concern.

The amalgamation has been accounted for as per the Scheme. Accordingly, the assets and liabilities of Bank of Rajasthan have been accounted at the values at which they were appearing in the books of Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of Bank of Rajasthan and the fair value as determined by ICICI Bank. In the books of ICICI Bank, an amalgamation expenses provision account was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operations of Bank of Rajasthan proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalisation, upgradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairment of technology and fixed assets, conducting general meetings, payment of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by ICICI Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) of Rs. 1,440.1 million and amalgamation expenses of Rs. 657.8 million have been debited to the securities premium account. The computation of this amount is detailed in the table below separately.

		Rs. in million
Particulars	Amount	Amount
34,184,121 equity shares of face value of Rs. 10 each issued to the
shareholders of Bank of Rajasthan		341.8
Less:
Net assets of Bank of Rajasthan at August 12, 20101	3,608.0
Fair value adjustments	(2,703.6)
Reserves taken over on amalgamation	(2,002.7)
Total fair value of the net assets acquired (including Statutory Reserves) of
Bank of Rajasthan at August 12, 2010		(1,098.3)
Excess of paid-up value of equity shares issued over the fair value of the net
assets acquired		1,440.1
Amalgamation expenses2		657.8

1.	Includes Rs. 50.8 million received subsequent to August 12, 2010 against shares kept in abeyance pending civil appeal.
2.	Net of provision for amalgamation expenses amounting to Rs. 32.2 million no longer required.

As per the accounting done for amalgamation in terms of the Scheme, the identity of reserves of Bank of Rajasthan is not required to be preserved in the books of ICICI Bank. However, the balance in Statutory Reserve Account of Bank of Rajasthan at August 12, 2010 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserves is higher to the extent of Rs. 2,002.7 million. The excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) and amalgamation expenses has been debited to the securities premium account of ICICI Bank. As a result, the balance in the securities premium account is lower to the extent of Rs. 2,097.9 million.

schedules

forming part of the Consolidated Accounts (Contd.)

2.	Earnings per share (EPS)
Basic and diluted earnings per equity share are computed in accordance with AS 20 on ‘earnings per share’. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

	Rs. in million, except per share data
	Year ended	Year ended
	March 31, 2011	March 31, 2010
Basic
Weighted average no. of equity shares outstanding	1,137,988,639	1,113,737,557
Net profit	60,932.7	46,702.9
Basic earnings per share (Rs.)	53.54	41.93
Diluted
Weighted average no. of equity shares outstanding	1,143,267,823	1,118,224,665
Net profit	60,876.5	46,649.4
Diluted earnings per share (Rs.)	53.25	41.72
Nominal value per share (Rs.)	10.00	10.00

The dilutive impact is mainly due to options granted to employees by the Group.

3.	Related party transactions
The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities
Financial Inclusion Network & Operations Limited (earlier known as Financial Information Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, Prize Petroleum Company Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, Firstsource Solutions Limited (up to December 31, 2009), ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank1.

1.	With respect to a entity, which has been identified as a related party during the year ended March 31, 2011, previous year’s comparative figures have not been reported.

Key management personnel
Mr. K. V. Kamath1, Ms. Chanda Kochhar, Mr. Sandeep Bakhshi2, Mr. N. S. Kannan3, Mr. K. Ramkumar, Mr. Rajiv Sabharwal4, Mr. Sonjoy Chatterjee5, Mr. V. Vaidyanathan1.

Relatives of key management personnel
Ms. Rajalakshmi Kamath1, Mr. Ajay Kamath1, Ms. Ajnya Pai1, Mr. Mohan Kamath1, Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Mona Bakhshi2, Mr. Sameer Bakhshi2, Ms. Rangarajan Kumudalakshmi3, Ms. Aditi Kannan3, Mr. Narayanan Raghunathan3, Mr. Narayanan Rangarajan3, Mr. Narayanan Krishnamachari3, Ms. Narayanan Sudha3, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal4, Mr. Somnath Chatterjee5, Mr. Tarak Nath Chatterjee5, Ms. Sunaina Chatterjee5, Ms. Nandini Chatterjee5, Ms. Jeyashree V.1, Mr. V. Satyamurthy1, Mr. V. Krishnamurthy1, Mr. K. Vembu1.

1.	Transactions reported upto April 30, 2009.
2.	Transactions reported with effect from May 1, 2009 upto July 31, 2010.
3.	Transactions reported with effect from May 1, 2009.
4.	Transactions reported with effect from June 24, 2010.
5.	Transactions reported upto April 30, 2010.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2011. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

schedules

forming part of the Consolidated Accounts (Contd.)

Insurance services
During the year ended March 31, 2011, the Group received insurance premium from associates/other related entities amounting to Rs. 9.5 million (March 31, 2010: Rs. 52.5 million), from key management personnel amounting to Rs. 0.2 million (March 31, 2010: Rs. 0.1 million) and from relatives of key management personnel amounting to Rs. 0.1 million (March 31, 2010: Rs. 0.3 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 7.7 million (March 31, 2010: Rs. 3.7 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 46.7 million).

During the year ended March 31, 2011, the Group paid insurance claims to its associates/other related entities amounting to Rs.  0.7 million (March 31, 2010: Rs. 10.5 million), to the key management personnel of the Bank amounting to Nil (March 31, 2010: Rs.  0.3 million) and to relatives of key management personnel amounting to Nil (March 31, 2010: Rs. 0.1 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs.  0.6 million (March 31, 2010: Rs. 1.3 million), with I-Process Services (India) Private Limited amounting to Rs. 0.1 million (March 31, 2010: Rs. 1.0 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 8.2 million).

Fees and commission income
During the year ended March 31, 2011, the Group received fees from its associates/other related entities amounting to Rs. 0.9 million (March 31, 2010: Rs. 3.0 million), from key management personnel amounting to Nil (March 31, 2010: Rs. 0.2 million) and from relatives of key management personnel amounting to Nil (March 31, 2010: Rs. 0.1 million). The material transactions for the year ended March 31, 2011 were with NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 0.8 million (March 31, 2010: Rs. 0.4 million), with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 2.2 million) and with Rainbow Fund amounting to Rs. 0.1 million (March 31, 2010: Rs. 0.4 million).

During the year ended March 31, 2011, the Group received commission on bank guarantee from its associates/other related entities amounting to Nil (March 31, 2010: Rs. 15.4 million). The material transaction for the year ended March 31, 2011 was with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 15.3 million).

Lease of premises and facilities
During the year ended March 31, 2011, the Group recovered from its associates/other related entities amounting to Rs. 86.6 million (March 31, 2010: Rs. 52.8 million) for lease of premises, facilities and other administrative costs. The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 86.6 million (March 31, 2010: Rs. 32.0 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 19.7 million).

Secondment of employees
During the year ended March 31, 2011, the Group received compensation from its associates/other related entities amounting to Rs. 32.7 million (March 31, 2010: Rs. 27.0 million) for secondment of employees. The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 24.4 million (March 31, 2010: Rs. 22.5 million) and with I-Process Services (India) Private Limited amounting to Rs. 3.8 million (March 31, 2010: Rs. 3.0 million).

Brokerage and fee expenses

During the year ended March 31, 2011, the Group paid fees to its associates/other related entities amounting to Rs. 1,987.2 million (March 31, 2010: Rs. 1,414.4 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 922.1 million (March 31, 2010: Rs. 345.5 million), ICICI Merchant Services Private Limited amounting to Rs. 664.4 million (March 31, 2010: Rs. 169.6 million), I-Process Services (India) Private Limited amounting to Rs. 392.9 million (March 31, 2010: Rs. 686.1 million), and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 215.1 million).

Purchase of investments
During the year ended March 31, 2011, the Group invested in equity capital and in bonds of its associates/other related entities amounting to Nil (March 31, 2010: Rs. 765.3 million). The material transaction for the year ended March 31, 2011 was investment in ICICI Merchant Services Private Limited amounting to Nil (March 31, 2010: Rs. 755.8 million).

Interest expenses
During the year ended March 31, 2011, the Group paid interest to its associates/other related entities amounting to Rs. 79.5 million (March 31, 2010: Rs. 0.3 million), to its key management personnel amounting to Rs. 1.5 million (March 31, 2010: Rs.  2.5 million) and to relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.2 million). The material transactions for the year ended March 31, 2011 were with Mewar Aanchalik Gramin Bank amounting to Rs.  69.7 million (March 31, 2010: Nil), with Mr. K. Ramkumar amounting to Rs. 0.9 million (March 31, 2010: Rs. 1.7 million), with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 0.1 million) and with Comm Trade Services Limited amounting to Rs. 0.5 million (March 31, 2010: Rs. 0.2 million).

schedules

forming part of the Consolidated Accounts (Contd.)

Interest income
During the year ended March 31, 2011, the Group received interest from its associates/other related entities amounting to Rs. 7.0 million (March 31, 2010: Rs. 93.3 million), from its key management personnel amounting to Rs. 0.4 million (March 31, 2010: Rs. 0.5 million) and from relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.0 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 7.0 million (March 31, 2010: Rs. 2.9 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 90.4 million).

Other income
During the year ended March 31, 2011, the net loss on derivative transactions entered with Firstsource Solutions Limited was Nil (March 31, 2010: loss of Rs. 220.9 million).

Dividend paid
During the year ended March 31, 2011, the Bank paid dividend to its key management personnel amounting to Rs. 4.2 million (March 31, 2010: Rs. 4.5 million). The dividend paid during the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 3.2 million (March 31, 2010: Rs. 3.0 million), to Mr. Sandeep Bakhshi was Rs. 0.04 million (March 31, 2010: Rs. 0.03 million), to Mr. N. S. Kannan was Rs. 1.0 million (March 31, 2010: Rs. 0.9 million), to Mr. K. Ramkumar was Nil (March 31, 2010: Rs. 0.2 million) and to Mr. Sonjoy Chatterjee was Nil (March 31, 2010: Rs. 0.3 million).

Remuneration to whole-time directors
Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2011 was Rs. 79.6 million (March 31, 2010: Rs. 119.4 million). The remuneration paid for the year ended March 31, 2010 to Mr. K. V. Kamath was Rs. 4.1 million. The remuneration paid for the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 25.2 million (March 31, 2010: Rs. 17.3 million), to Mr. Sandeep Bakhshi was Rs. 7.7 million (March 31, 2010: Rs. 12.6 million), to Mr. N. S. Kannan was Rs. 15.8 million (March 31, 2010: Rs. 10.2 million), to Mr. K. Ramkumar was Rs. 17.6 million [March31,2010: Rs.53.7 million (includes perquisite value of Rs.40.6 million on employee stock options (ESOPs) exercised)], to Mr. Rajiv Sabharwal was Rs. 9.0 million and to Mr. Sonjoy Chatterjee was Rs. 4.3 million [March 31, 2010: Rs. 19.6 million (includes perquisite value of Rs. 7.9 million on ESOPs exercised)]. The remuneration paid for the year ended March 31, 2010 to Mr. V. Vaidyanathan was Rs. 1.9 million.

Sale of fixed assets
During the year ended March 31, 2011, the Group sold fixed assets to its associates/other related entities amounting to Rs. 2.8 million (March 31, 2010: Nil). The material transaction for the year ended March 31, 2011 was with ICICI Merchant Services Private Limited amounting to Rs. 2.8 million (March 31, 2010: Nil).

Donation
During the year ended March 31, 2011, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 97.0 million (March 31, 2010: Rs. 236.2 million).

Related party balances
The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.

		Rs. in million
Items	At	At
	March 31, 2011	March 31, 2010
Deposits with the Group	1,561.7	300.7
Advances	44.3	42.5
Investments of the Group in related parties	965.2	955.7
Investments of related parties in ICICI Bank	15.0	–
Receivables	187.9	282.2
Payables	139.0	214.8
Guarantees issued by the Group	0.1	0.1

schedules

forming part of the Consolidated Accounts (Contd.)

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel.

	Rs. in million, except number of shares
Items	At	At
	March 31, 2011	March 31, 2010
Deposits	35.8	38.5
Advances	10.6	6.7
Investments	3.5	3.6
Employee Stock Options Outstanding1 (Nos.)	2,263,000	1,254,250
Employee Stock Options Exercised1	–	46.3

1.	During the year ended March 31, 2011, no employee stock options were exercised by the key management personnel of the Bank (March 31, 2010: 121,875).

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel.

		Rs. in million
Items	At	At
	March 31, 2011	March 31, 2010
Deposits	13.3	16.9
Advances	7.7	8.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel.
Rs. in million

Items	Year ended	Year ended
	March 31, 2011	March 31, 2010
Deposits	45.4	66.1
Advances	11.1	26.1
Investments	3.5	9.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel.
Rs. in million

Items	Year ended	Year ended
	March 31, 2011	March 31, 2010
Deposits	22.3	23.2
Advances	9.1	12.2
Investments	–	0.3

4.	Employee stock option scheme (ESOS) ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5.00% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20.00%, 30.00% and 50.00% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted for fiscal 2004 to 2008 vest in a graded manner over a four-year period, with 20.00%, 20.00%, 30.00% and 30.00% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20.00%, 20.00%, 30.00% and 30.00% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in March 2010 onwards would vest in a graded manner over a four year period with 20.00%, 20.00%, 30.00% and 30.00% of grant vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of the Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

schedules

forming part of the Consolidated Accounts (Contd.)

In February 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 967.00. Of these options granted 50.00% would vest on April 30, 2014 and the balance 50.00% would vest on April 30, 2015. Based on intrinsic value of options, compensation cost of Rs. 2.9 million was recognised during the year ended March 31, 2011.

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in year ended March 31, 2011 would have been higher by Rs. 905.8 million and proforma profit after tax would have been Rs. 50.60 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 44.47 and Rs. 44.27 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011 are given below.

Risk-free interest rate	5.26% to 8.42%
Expected life	6.35 to 6.87 years
Expected volatility	48.38% to 49.82%
Expected dividend yield	1.10% to 1.33%

The weighted average fair value of options granted during the year ended March 31, 2011 is Rs. 535.87 (March 31, 2010: Rs. 199.91).

A summary of the status of the Bank’s stock option plan is given below.

	Rs., except number of options
		Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010

Particulars	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise price		exercise price
Outstanding at the beginning of the year	18,763,460	689.50	18,992,504	685.05
Add: Granted during the year	5,514,600	972.00	1,731,000	434.78
Less: Lapsed during the year, net of re-issuance	1,005,536	871.95	365,372	661.78
Less: Exercised during the year	2,743,137	517.21	1,594,672	366.38
Outstanding at the end of the year	20,529,387	779.72	18,763,460	689.50
Options exercisable	10,197,137	682.72	10,104,780	609.18

In terms of the Scheme, 20,529,387 options (March 31, 2010: 18,763,460 options) granted to eligible employees were outstanding at March 31, 2011.

A summary of stock options outstanding at March 31, 2011 is given below.

	Number of shares	Weighted average	Weighted average
Range of exercise price	arising out of	exercise price	remaining contractual
(Rs. per share)	options	(Rs. per share)	life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94

A summary of stock options outstanding at March 31, 2010 is given below.

	Number of shares	Weighted average	Weighted average
Range of exercise price	arising out of	exercise price	remaining contractual
(Rs. per share)	options	(Rs. per share)	life (Number of years)
105-299	117,601	146.21	2.03
300-599	9,339,639	462.04	6.08
600-999	9,238,220	923.24	7.61
1,000-1,399	68,000	1,114.57	7.65

The options were exercised regularly throughout the period and the weighted average share price as per (NSE) price volume data during the year ended March 31, 2011 was Rs. 1,014.96 (March 31, 2010: Rs. 853.80).

schedules

forming part of the Consolidated Accounts (Contd.)

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2011 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2011 would have been higher by Rs. 90.4 million (March 31, 2010: Rs. 175.1 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011.

Risk-free interest rate	6.87%-8.00% p.a.
Expected life	3-5 years
Expected volatility	28.65% p.a.
Expected dividend yield	1.50% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs., except number of options
		Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
		Weighted		Weighted
Particulars	Number of	average	Number of	average
	shares	exercise	shares	exercise
		price		price
Outstanding at the beginning of the year	14,827,086	210.73	16,609,012	199.72
Add: Granted during the year	–	–	–	–
Less: Forfeited/lapsed during the year	943,666	257.84	896,336	147.79
Less: Exercised during the year	318,266	65.18	885,590	67.95
Outstanding at the end of the year	13,565,154	210.87	14,827,086	210.73
Options exercisable	8,768,885	161.34	5,614,986	136.69

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2011.

Range of exercise price (Rs. per share)	Number of shares	Weighted average	Weighted average
	arising out of	exercise price	remaining contractual
	options (Number	(Rs. per share)	life (Number of years)
of shares)
30-400	13,565,154	210.87	6.11

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes to their employees. There is no compensation cost for the year ended March 31, 2011 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2011 would have been higher by Rs. 67.5 million (March 31, 2010: Rs. 37.6 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011.

Risk-free interest rate	5.79%-8.17% p.a.
Expected life	3-7 years
Expected volatility	17.00%-84.89% p.a.
Expected dividend yield	0.80%-2.85% p.a.

schedules

forming part of the Consolidated Accounts (Contd.)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs., except number of options
		Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
				Weighted
		Weighted		average
Particulars	Number of options	average exercise	Number of shares	exercise price
		price
Outstanding at the beginning of the year	13,346,000	94.55	14,399,000	94.19
Add: Granted during the year	2,312,000	114.00	1,249,000	91.00
Less: Forfeited/ lapsed during the year	1,132,000	126.62	1,705,000	107.33
Less: Exercised during the year	881,000	43.17	597,000	41.86
Outstanding at the end of the year	13,645,000	98.72	13,346,000	94.56
Options exercisable	7,577,000	75.09	6,737,000	63.26

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2011.

Range of exercise price (Rs. per share)	Number of shares	Weighted average	Weighted average
	arising out of	exercise price	remaining contractual
	options (Number	(Rs. per share)	life (Number of years)
of shares)
35–200	13,645,000	98.72	7.12

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2011 would have been higher by Rs. 1,022.6 million (March 31, 2010: Rs. 1,058.3 million) and the proforma consolidated profit after tax would have been Rs. 59.91 billion (March 31, 2010: Rs. 45.64 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 52.65 (March 31, 2010: Rs. 40.98) and diluted earnings per share would have been Rs. 52.35 (March 31, 2010: Rs. 40.77).

5. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
At cost at March 31 of preceding year	8,014.6	6,906.7
Additions during the year1	1,185.5	1,369.5
Deductions during the year	(205.2)	(261.6)
Depreciation to date	(6,245.3)	(5,250.7)
Net block	2,749.6	2,763.9

1.	Includes impact of acquisition of erstwhile Bank of Rajasthan.

6.	Assets on lease

6.1	Assets taken under operating lease
The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Not later than one year	1,437.1	1,651.9
Later than one year and not later than five years	3,733.4	4,211.4
Later than five years	1,265.2	1,500.6
Total	6,435.7	7,363.9

schedules

forming part of the Consolidated Accounts (Contd.)

6.2	Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Future minimum lease receipts	1,437.1	1,651.9
Present value of lease receipts	6.8	17.4
Unmatured finance charges	0.6	0.2
Total	7.4	17.6
Maturity profile of future minimum lease receipts
- Not later than one year	2.7	17.6
- Later than one year and not later than five years	4.7	–
- Later than five years	–	–
Total	7.4	17.6

6.3	Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

		Rs. in million
	At	At
Particulars	March 31, 2011	March 31, 2010
Not later than one year	2.4	17.4
Later than one year and not later than five years	4.4	–
Later than five years	–	–
Total	6.8	17.4

7.	Preference shares

Certain government securities amounting to Rs. 2,563.8 million at March 31, 2011 (March 31, 2010: Rs. 2,405.2 million) have been earmarked against redemption of preference share issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

8.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

		Rs. in million
	Year ended	Year ended
Particulars	March 31, 2011	March 31, 2010
Provision for depreciation of investments	3,162.7	328.2
Provision towards non-performing and other assets	20,555.3	44,745.4
Provision towards income tax1	20,684.9	17,321.8
Provision towards wealth tax	30.2	30.5
Other provision and contingencies	1,881.8	513.4
Total provisions and contingencies	46,314.9	62,939.3

1.	Net of creation of net deferred tax asset amounting to Rs. 4,441.6 million for the year ended March 31, 2011 (March 31, 2010: Rs. 2,349.8 million).

schedules

forming part of the Consolidated Accounts (Contd.)

9.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

		Rs. in million
	Pension
Particulars	Year ended	Year ended
	March 31, 2011	March 31, 2010
OPENING OBLIGATIONS	1,748.7	1,932.2
SERVICE COST	170.8	51.8
INTEREST COST	457.8	134.5
ACTUARIAL (GAIN)/LOSS	607.0	(32.1)
LIABILITIES EXTINGUISHED ON SETTLEMENT	(460.0)	(287.7)
ADDITION DUE TO AMALGAMATION	6,749.0	–
BENEFITS PAID	(160.4)	(50.0)
OBLIGATIONS AT THE END OF THE YEAR	8,842.9	1,748.7
OPENING PLAN ASSETS, AT FAIR VALUE	1,839.9	2,145.3
EXPECTED RETURN ON PLAN ASSETS	156.5	169.9
ACTUARIAL GAIN/(LOSS)	69.1	(130.7)
ASSETS DISTRIBUTED ON SETTLEMENT	(511.1)	(322.6)
CONTRIBUTIONS	6,094.6	28.0
ADDITION DUE TO AMALGAMATION	978.8	–
BENEFITS PAID	(160.4)	(50.0)
CLOSING PLAN ASSETS, AT FAIR VALUE	8,467.4	1,839.9
FAIR VALUE OF PLAN ASSETS AT THE END OF THE YEAR	8,467.4	1,839.9
PRESENT VALUE OF THE DEFINED BENEFIT OBLIGATIONS AT THE END OF THE YEAR	8,842.9	1,748.7
AMOUNT NOT RECOGNISED AS AN ASSET
(LIMIT IN PARA 59(B) OF AS 15 ON ‘EMPLOYEE BENEFITS’)	–	7.7
ASSET/(LIABILITY)	(375.5)	83.5
COST FOR THE YEAR
SERVICE COST	170.8	51.8
INTEREST COST	457.8	134.5
EXPECTED RETURN ON PLAN ASSETS	(156.5)	(169.9)
ACTUARIAL (GAIN)/LOSS	537.9	98.6
CURTAILMENTS & SETTLEMENTS (GAIN)/LOSS	51.1	34.9
EFFECT OF THE LIMIT IN PARA 59(B) OF AS 15 ON ‘EMPLOYEE BENEFITS’	(7.7)	(43.5)
NET COST	1,053.4	106.4
INVESTMENT DETAILS OF PLAN ASSETS
MAJORITY OF THE PLAN ASSETS ARE INVESTED IN GOVERNMENT SECURITIES AND CORPORATE BONDS.
ASSUMPTIONS
INTEREST RATE	8.10%	7.75%
SALARY ESCALATION RATE
ON BASIC PAY	1.50%	7.00%
ON DEARNESS RELIEF	7.00%	7.00%
ESTIMATED RATE OF RETURN ON PLAN ASSETS	8.00%	8.00%

Experience adjustment					Rs. in million
	Year ended	Year ended	Year ended	Year ended	Year ended
Particulars	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2009	2008	2007
Plan assets	8,467.4	1,839.9	2,145.3	1,490.1	988.5
Defined benefit obligations	8,842.9	1,748.7	1,932.2	1,678.1	1,029.4
Amount not recognised as an asset
(limit in para 59(b) of AS 15 on ‘employee benefits’)	–	7.7	51.2	–	–
Surplus/(deficit)	(375.5)	83.5	161.9	(188.0)	(40.9)
Experience adjustment on plan assets	69.1	(130.7)	144.8	(117.9)	(110.1)
Experience adjustment on plan liabilities	689.7	196.9	6.6	(121.9)	32.8

schedules

forming part of the Consolidated Accounts (Contd.)

Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits of the Group.

		Rs. in million
	Gratuity
Particulars	Year ended	Year ended
	March 31, 2011	March 31, 2010
Defined benefit obligation liability
Opening obligations	3,089.6	2,813.8
Add: Adjustment for exchange fluctuation on opening obligation	0.2	(4.8)
Adjusted opening obligations	3,089.8	2,809.0
Service cost	460.1	440.8
Interest cost	391.9	212.5
Actuarial (gain)/loss	(375.7)	(230.6)
Past service cost	10.2	98.6
Addition due to amalgamation	2,773.1	–
Liability assumed on acquisition/(settled on divestiture)	3.7	11.0
Benefits paid	(409.7)	(251.7)
Obligations at the end of year	5,943.4	3,089.6
Opening plan assets, at fair value	3,073.1	2,521.7
Expected return on plan assets	278.9	209.7
Actuarial gain/(loss)	(90.5)	194.8
Addition due to amalgamation	803.0	–
Contributions	2,190.5	378.0
Asset acquired on acquisition/(distributed on divestiture)	10.5	20.7
Benefits paid	(409.7)	(251.7)
Closing plan assets, at fair value	5,855.8	3,073.2
Fair value of plan assets at the end of the year	5,855.8	3,073.2
Present value of the defined benefit obligations at the end of the year	5,943.4	3,089.6
Unrecognised past service cost	25.5	40.5
Amount not recognised as an asset
(limit in para 59(b) of AS 15 on ‘employee benefits’)	4.9	47.9
Asset/(liability)	(67.1)	(23.8)
Cost for the year
Service cost	460.1	440.8
Interest cost	391.9	212.5
Expected return on plan assets	(278.9)	(209.7)
Actuarial (gain)/loss	(285.2)	(425.4)
Past service cost	25.2	73.3
Losses/(gains) on “Acquisition/Divestiture”	(7.7)	(2.2)
Exchange fluctuation loss/(gain)	0.2	(4.8)
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(43.0)	40.0
Net cost	262.7	124.5

Investment details of plan assets
Majority of the plan assets are invested in Government securities and corporate bonds.

Assumptions
Interest rate	7.59%-8.30%	6.10%-8.35%
Salary escalation rate	7.00%-10.00%	6.00%-20.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%

schedules

forming part of the Consolidated Accounts (Contd.)

Experience adjustment
					Rs. in million
	Year ended	Year ended	Year ended	Year ended	Year ended
Particulars	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2009	2008	2007
Plan assets	5,855.8	3,073.2	2,521.7	1,712.6	1,011.3
Defined benefit obligations	5,943.4	3,089.6	2,813.8	2,287.2	1,352.2
Amount not recognised as an asset (limit in para
59(b) of AS 15 on ‘employee benefits’)	–	47.9	7.9	–	–
Surplus/(deficit)	(87.7)	(64.3)	(300.0)	(574.6)	(340.9)
Experience adjustment on plan assets	(90.5)	194.8	(149.3)	(4.0)	(13.6)
Experience adjustment on plan liabilities	(72.8)	(21.2)	(22.3)	(29.2)	69.5

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing AS 15 on ‘employee benefits’ (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds which require employers to meet the interest shortfall are in effect defined benefit plans. The Group’s actuary has informed that it is not practical to actuarially determine the interest shortfall obligation.

10.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2011 amounted to Rs. 20,684.9 million (March 31, 2010: Rs. 17,321.8 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

11.	Deferred tax

At March 31, 2011 the Group has recorded net deferred tax asset of Rs. 29,936.7 million (March 31, 2010: Rs. 24,842.1 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

		Rs. in million
Particulars	At	At
	March 31, 2011	March 31, 2010
Deferred tax asset
Provision for bad and doubtful debts	29,506.7	24,052.8
Others	4,972.1	5,503.0
Total deferred tax asset1	34,478.8	29,555.8
Deferred tax liability
Depreciation on fixed assets	4,496.2	4,712.6
Others	63.6	86.5
Total deferred tax liability	4,559.8	4,799.1
Add: Net deferred tax asset/(liability) pertaining to
foreign branches/foreign subsidiaries	17.7	85.4
Total net deferred tax asset/(liability)	29,936.7	24,842.1

1.
Pursuant to the amalgamation of erstwhile Bank of Rajasthan with the Bank from the close of business at August 12, 2010, the Bank has recognised deferred tax asset of Rs. 827.3 million on eligible amount of timing difference on the date of amalgamation.

schedules

forming part of the Consolidated Accounts (Contd.)

At March 31, 2011, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 1,330.8 million (March 31, 2010: Rs. 2,041.5 million) which can be set off against future taxable income and on timing differences arising from funds for future appropriation under linked line of business. ICICI Lombard General Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 305.8 million (March 31, 2010: Nil).

12.	Information about business and geographical segments

A.	Business segments for the year ended March 31, 2011

The primary segment for the Group has been presented as follows:

1.
Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document ‘International Convergence of Capital Measurement and Capital Standards’, as per the RBI guidelines for the Bank.

2.
Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking segment, as per the RBI guidelines for the Bank.

3.
Treasury includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

4.
Other banking business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. (upto December 31, 2009) and ICICI Bank Eurasia LLC.

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Venture fund management represents results of ICICI Venture Funds Management Company Limited.

8.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited (upto December 31, 2010), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited, Loyalty Solutions & Research Limited (upto March 31, 2010).

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The results of reported segments for the year ended March 31, 2011 are not comparable with that of reported segments for the year ended March 31, 2010 to the extent entities have been discontinued from consolidation.

schedules

forming part of the Consolidated Accounts (Contd.)

The following table sets forth, the business segment results for the year ended March 31, 2011.
											Rs. in million
Sr.	Particulars	Retail	Wholesale	Treasury	Other	Life	General	Venture fund	Others	Inter-	Total
no.		banking	banking		banking	insurance	insurance	management		segment
					business					adjustments
1	Revenue	159,734.9	193,232.7	238,563.1	28,356.6	212,294.1	35,179.5	1,962.3	27,731.3	(281,107.5)	615,947.0
2	Segment results	(5,141.9)	48,997.0	22,010.1	5,890.9	9,247.0	(823.4)	937.5	6,795.6	(4,015.8)	83,897.0
3	Unallocated expenses										–
4	Income tax expenses(net)/(net deferred tax credit)										20,715.1
5	Net profit1 (2) - (3) - (4)										63,181.9
	Other information
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3	522,586.4	688,215.0	80,621.4	2,336.4	162,742.7	(170,309.5)	5,269,894.7
7	Unallocated assets2										67,784.0
8	Total assets (6) + (7)										5,337,678.7

9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.23	512,138.03	690,037.33	82,286.93	2,466.03	165,178.73	(170,309.5)	5,336,705.6
10	Unallocated liabilities										973.1
11	Total liabilities (9) + (10)										5,337,678.7

12	Capital expenditure	13,467.8	7,749.5	206.3	155.5	309.5	2,891.0	29.9	293.8	–	25,103.3
13	Depreciation &
	amortisation	3,478.5	1,307.3	21.8	989.0	726.5	496.8	117.1	285.6	(25.8)	7,396.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

schedules

forming part of the Consolidated Accounts (Contd.)

The following table sets forth, the business segment results for the year ended March 31, 2010.
											Rs. in million
Sr.	Particulars	Retail	Wholesale	Treasury	Other	Life	General	Venture fund	Others	Inter-	Total
no.		banking	banking		banking	insurance	insurance	management		segment
					business					adjustments
1	Revenue	177,244.1	192,541.3	248,297.5	34,898.1	185,378.0	28,511.1	1,832.7	32,576.6	(305,281.7)	595,997.7
2	Segment results	(13,335.1)	36,451.0	27,444.4	7,733.8	2,776.5	1,583.1	744.1	6,814.2	(4,425.6)	65,786.4
3	Unallocated expenses										–
4	Income tax expenses
	(net)/(net deferred tax
	credit)										17,352.3
5	Net profit1 (2) - (3) - (4)										48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5	610,350.8	584,434.3	65,597.7	2,532.2	183,265.0	(181,571.7)	4,827,962.0
7	Unallocated assets2										65,511.0
8	Total assets (6) + (7)										4,893,473.0

9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.03	604,992.43	587,425.83	66,798.53	2,569.53	185,621.43	(181,571.7)	4,892,759.1
10	Unallocated liabilities										713.9
11	Total liabilities (9) + (10)										4,893,473.0

12	Capital expenditure	1,721.0	635.8	2.9	102.6	228.3	189.7	107.5	866.5	(187.6)	3,666.7
13	Depreciation &
	amortisation	3,749.0	996.4	16.3	1,616.1	596.9	277.1	120.3	325.6	(69.0)	7,628.7

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

schedules

forming part of the Consolidated Accounts (Contd.)

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

		Rs. in million
	For the year ended	For the year ended
Revenue	March 31, 2011	March 31, 2010
Domestic operations	553,305.3	532,972.3
Foreign operations	62,641.7	63,025.4
Total	615,947.0	595,997.7

		Rs. in million
	At	At
Assets	March 31, 2011	March 31, 2010
Domestic operations	4,128,281.6	3,694,052.1
Foreign operations	1,142,335.5	1,134,927.3
Total	5,270,617.1	4,828,979.4

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

				Rs. in million
	Capital expenditure incurred		Depreciation provided on
	during the year ended		capital expenditure during the
			year ended
	March 31,	March 31,	March 31,	March 31
	2011	2010	2011	2010
Domestic operations	25,008.7	3,545.3	7,188.6	7,390.1
Foreign operations	94.6	121.4	208.2	238.6
Total	25,103.3	3,666.7	7,396.8	7,628.7

13.	Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2011 was Rs. 510,000 (March 31, 2010: Nil).

During the year ended March 31, 2011, RBI vide letter dated June 22, 2010 had issued an order under section 11(3) of FEMA, 1999 directing the Bank to pay a penalty of Rs. 10,000 for violation of FEMA regulations. The Bank has paid the penalty to RBI on July 2, 2010.

During the year ended March 31, 2011, RBI has levied a penalty of Rs. 500,000 on the Bank for having opened an account only on the basis of driving licence as an identity proof while relying on the introduction from existing customer as an address proof. The Bank has paid the penalty of Rs. 500,000 on August 5, 2010.

In April 2011, RBI has imposed a penalty of Rs. 1.5 million on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business.

schedules

forming part of the Consolidated Accounts (Contd.)

14.	Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2011, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was Rs. 17.9 million (March 31, 2010: Rs. 65.2 million). An amount of Rs. 0.7 million (March 31, 2010: Rs. 1.7 million) has been charged to profit and loss account towards accrual of interest on these delayed payments.

15.	Transfer of merchant acquiring operations

During the year ended March 31, 2010, the Bank and First Data, a company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81.00% owned by First Data, was formed, which acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 3,744.0 million. This transfer of assets and liabilities to the new entity would be considered a ‘slump sale’ for tax purposes. The Bank realised a profit of Rs. 2,029.0 million from this transaction, which was included in Schedule 14 – “Other income” for the year ended March 31, 2010.

16.	Repurchase transactions

Upto March 31, 2010, the Bank used to account for market repurchase and reverse repurchase transactions in government securities and corporate debt securities, if any, as “sale and repurchase” transactions. However, as per RBI circular no. RBI/2009-2010/356 IDMD/ 4135/11.08.43/2009-10 dated March 23, 2010, the Bank has started accounting for such transactions as “borrowing and lending” transactions, effective April 1, 2010.

If the Bank had continued to account the repurchase and reverse repurchase transactions as “sale and repurchase” at March 31, 2011, the investments would have been higher by Rs. 122.8 million and the ‘Balances with Banks and Money at call and short notice’ and ‘Borrowings’ would have been lower by Rs. 124.0 million and Rs. 1.2 million respectively.

Pursuant to above guidelines, ICICI Securities Primary Dealership Limited has also started accounting for such transactions as “borrowing and lending” transactions, effective April 1, 2010. If ICICI Securities Primary Dealership Limited had continued to account the repurchase and reverse repurchase transactions as “sale and repurchase” at March 31, 2011, the borrowing would have been higher by Rs. 21,895.9 million, the investment would have been higher by Rs. 21,831.0 million and interest accrued on investment would have been higher by Rs. 64.9 million.

17.	Settlement date accounting for government securities

Pursuant to RBI circular DBOD.No.BP.BC.58/21.04.141/2010-11 dated November 4, 2010, the Bank has changed the accounting for purchase and sale of government securities from trade date basis to settlement date basis with effect from January 1, 2011. Under settlement date accounting, the purchase and sale of securities are recognised in the books on the date of settlement. The changes in fair value of investments between trade date and settlement date are recognised in case of purchased securities while such changes are ignored in case of securities sold. In case the Bank had continued to follow the trade date accounting, investments portfolio at March 31, 2011 would have been lower by Rs. 655.2 million (net), the other assets would have been higher by Rs. 1,153.6 million, other liabilities would have been higher by Rs. 500.2 million and the impact on the profit and loss account would have been Nil.

18.	Contribution to Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles.

ICICI General has ceded 100.00% of the third party premium collected to the Pool and has recorded its share of results in the Pool based on unaudited statements received from the Pool for the period from March 2010 up to February 2011.

Based on the statements received from the Pool, liability for IBNR claim for the Pool was provided in the past. During the current year, IRDA carried out independent assessment of the provision required and vide its order IRDA/NL/ORD/ MPL/046/03/2011 dated March 12, 2011 directed all general insurance companies to make a provision of not less than 153.00% for each of the four years from the inception of the Pool (i.e. from 2007-08). Due to this, an additional provision of Rs. 2,720.0 million has been created during the current year by ICICI General.

Accordingly, the Bank’s consolidated net profit before tax for FY2011 includes impact of additional losses on account of the pool of Rs. 2,000.6 million. IRDA has also indicated that there will be a peer review of the provisions requirement by independent actuary and further provisions, if any will be made once the review is completed. The impact of the same in the consolidated financial statements is presently not determinable.

In view of above developments, IRDA has allowed increase in the rate of premium applicable to Motor Third Party Liability insurance business by 68.50% with effect from April 25, 2011.

schedules

forming part of the Consolidated Accounts (Contd.)

19.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

20.	Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
Firm’s Registration no.: 301003E	Chairman	Director	Managing Director & CEO
Chartered Accountants

SHRAWAN JALAN	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
Partner	Executive Director & CFO	Executive Director	Executive Director
Membership no.: 102102

	SANDEEP BATRA	RAKESH JHA
Place : Mumbai	Group Compliance Officer &	Deputy Chief
Date : April 28, 2011	Company Secretary	Financial Officer

schedules

Financial information of subsidiary companies for the year ended March 31, 2011

Particulars	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI	ICICI Bank	ICICI Bank	ICICI	ICICI	ICICI
	Securities	Securities	Securities	Securities	Home	Trusteeship	Investment	Venture	Prudential	Lombard	International	Bank	Eurasia	Canada1,7	Prudential	Prudential	Prudential
	Primary	Limited2	Holdings	Inc.2	Finance	Services	Management	Funds	Life	General	Limited6	UK	Limited		Trust	Asset	Pension
	Dealership		Inc.2		Company	Limited	Company	Management	Insurance	Insurance		PLC6	Liability		Limited	Management	Funds
	Limited				Limited		Limited	Company	Company	Company			Company1,8			Company	Management
								Limited	Limited2	Limited						Limited	Company
																	Limited2
Paid-up share capital3	1,563.4	2,110.7	728.2	518.5	10,987.5	0.5	100.0	10.0	14,285.1	7,448.0	40.1	26,538.3	3,179.9	41,745.3	1.0	176.5	110.0
Reserves	4,284.6	802.1	(138.9)	(514.2)	2,416.7	2.8	26.3	1,162.5	6,563.9	11,991.9	33.2	3,936.3	(22.6)	2,073.2	12.0	1,067.9	(0.1)
Total assets	60,991.2	10,434.4	594.2	93.8	91,442.4	3.3	143.4	3,854.5	690,706.4	82,286.9	80.8	287,281.9	16,668.7	210,578.2	13.5	2,143.1	115.8
Total liabilities
(excluding capital and
reserves)	55,143.2	7,521.6	4.9	89.5	78,038.2	#	17.1	2,682.0	669,857.4	62,847.0	7.5	256,807.3	13,511.4	166,759.7	0.5	898.7	5.9
Investments (excluding investments in subsidiaries)4	51,921.1	56.7	Nil	1.5	3,008.3	0.6	1.2	1,070.4	680,091.9	46,653.0	10.2	70,253.8	275.9	48,572.1	7.6	541.5	18.0
Turnover
(Gross income from
operations)	3,589.4	7,081.7	25.5	34.9	11,715.2	0.5	21.0	1,903.9	178,806.3	47,349.0	47.8	12,921.6	660.4	10,359.7	5.0	3,776.7	8.0
Profit before tax	803.7	1,699.9	(5.3)	(22.8)	3,293.6	0.5	7.8	937.5	8,325.0	(823.4)	6.6	2,276.7	361.8	2,091.9	4.1	1,033.7	0.5
Provision for taxation	275.9	567.9	1.2	0.1	960.7	0.2	(4.1)	198.4	248.8	(20.0)	0.5	646.5	81.3	622.4	1.2	315.4	0.5
Profit after tax	527.8	1,132.0	(6.5)	(22.9)	2,332.9	0.3	11.9	739.1	8,076.2	(803.4)	6.1	1,630.2	280.5	1,469.5	2.9	718.3	#
Dividend paid (including corporate dividend tax)5	300.4	1,024.7	Nil	Nil	1,742.5	Nil	Nil	524.7	Nil	659.9	Nil	184.0	Nil	270.0	Nil	524.9	Nil

#	amount less than 0.1 million Notes :
Notes
1.	The financial information of ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2010 to December 31, 2010, being their financial year.
2.
ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.
The paid-up share capital of ICICI Securities Limited, ICICI Bank Canada and ICICI Bank UK PLC includes paid-up preference share capital of Rs. 500.0 million, Rs. 4,152.5 million and Rs. 2,229.8 million respectively.

The paid-up share capital of ICICI Lombard General Insurance Company Limited and ICICI Prudential Life Insurance Company Limited includes share application money of Rs. 3,402.3 million and Rs. 0.5 million respectively.
4.	Investments include securities held as stock in trade.
5.	Dividend paid includes proposed dividend and dividend paid on preference shares.
6.	The financial information of ICICI Bank UK PLC and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2011 of 1 USD = Rs. 44.5950.
7.	The financial information of ICICI Bank Canada have been translated into Indian Rupees at the closing rate on December 31, 2010 of 1 CAD = Rs. 44.7800.
8.	The financial information of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at the closing rate on December 31, 2010 of 1 RUB = Rs. 1.48405.

For and on behalf of the Board of Directors

	K. V. KAMATH	SRIDAR IYENGAR	CHANDA KOCHHAR
	Chairman	Director	Managing Director & CEO

	N. S. KANNAN	K. RAMKUMAR	RAJIV SABHARWAL
	Executive Director & CFO	Executive Director	Executive Director

Place : Mumbai	SANDEEP BATRA	RAKESH JHA
Date : April 28, 2011	Group Compliance Officer &	Deputy Chief Financial Officer
Company Secretary

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

ICICI Bank is subject to the Basel II framework with effect from March 31, 2008 as stipulated by the Reserve Bank of India (RBI). The Basel II framework consists of three-mutually reinforcing pillars:

(i)	Pillar 1: Minimum capital requirements for credit risk, market risk and operational risk

(ii)	Pillar 2: Supervisory review of capital adequacy

(iii)	Pillar 3: Market discipline

Market discipline (Pillar 3) comprises set of disclosures on the capital adequacy and risk management framework of the Bank. These disclosures have been set out in the following sections.

1.	SCOPE OF APPLICATION

Pillar 3 disclosures apply to ICICI Bank Limited and its consolidated entities, wherein ICICI Bank Limited is the controlling entity in the group.

Basis of consolidation for capital adequacy

Consolidation for capital adequacy is based on consolidated financial statements of ICICI Bank and its subsidiaries in line with the guidelines for consolidated accounting and other quantitative methods issued by RBI.

The entities considered for consolidation for capital adequacy include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or financial nature as stated in the scope for preparing consolidated prudential reports as prescribed by RBI. Entities engaged in insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy. Investment above 30% in paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from Tier-1 and 50% from Tier-2 capital.

The following table lists ICICI Bank’s financial and non-financial subsidiaries, associates, joint ventures and other entities consolidated for preparation of consolidated financial statements and their treatment in consolidated capital adequacy computations.

Sr.	Name of the entity	Nature of business & consolidation status
No.
17	ICICI Strategic Investments Fund1	Unregistered venture capital fund – fully consolidated
18	ICICI Kinfra Limited1	Infrastructure development consultancy – consolidated
for financial reporting but not for capital adequacy
19	ICICI Venture Value Fund1	Unregistered venture capital fund – fully consolidated
20	I-Ven Biotech Limited1	Investment in research and development of
biotechnology – fully consolidated
21	ICICI Prudential Life Insurance Company Limited	Life insurance – consolidated for financial reporting but
not for capital adequacy and deducted from capital for
capital adequacy
22	ICICI Lombard General Insurance Company Limited	General Insurance – consolidated for financial reporting
but not for capital adequacy and deducted from capital
for capital adequacy
23	ICICI Prudential Asset Management Company Limited	Asset management company for ICICI Prudential
Mutual Fund – fully consolidated
24	ICICI Prudential Trust Limited	Trustee company for ICICI Prudential Mutual Fund –
fully consolidated
25	TCW/ICICI Investment Partners Limited (formerly known	Asset management – proportionately consolidated
as TCW/ICICI Investment Partners LLC)
26	Rainbow Fund	Unregistered venture capital fund – consolidated
by equity method for financial reporting but not
consolidated for capital adequacy
27	Financial Inclusion Network & Operations Limited	Support services for financial inclusion – consolidated
by equity method for financial reporting but not
consolidated for capital adequacy
28	I-Process Services (India) Private Limited	Services related to back end operations – consolidated
by equity method for financial reporting but not
consolidated for capital adequacy
29	I-Solutions Providers (India) Private Limited	Services related to sales and promotion activities –
consolidated by equity method for financial reporting
but not consolidated for capital adequacy
30	NIIT Institute of Finance, Banking and Insurance Training	Education and training in banking and finance –
	Limited	consolidated by equity method for financial reporting
but not consolidated for capital adequacy
31	Prize Petroleum Company Limited	Oil exploration and production -– consolidated
by equity method for financial reporting but not
consolidated for capital adequacy
32	ICICI Merchant Services Private Limited	Merchant servicing – consolidated by equity method
for financial reporting but not consolidated for capital
adequacy
33	Mewar Aanchalik Gramin Bank	Banking - consolidated by equity method for financial
reporting and deducted from capital for capital adequacy

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

Sr.	Name of the entity	Nature of business & consolidation status
No.
1	ICICI Bank UK PLC	Banking – fully consolidated
2	ICICI Bank Canada	Banking – fully consolidated
3	ICICI Bank Eurasia Limited Liability Company	Banking – fully consolidated
4	ICICI Securities Limited	Securities broking and merchant banking – fully
consolidated
5	ICICI Securities Inc.	Securities broking – fully consolidated
6	ICICI Securities Holdings Inc.	Holding company of ICICI Securities Inc. – fully
consolidated
7	ICICI Securities Primary Dealership Limited	Securities investment, trading and underwriting – fully
consolidated
8	ICICI Venture Funds Management Company Limited	Private equity/venture capital fund management – fully
consolidated
9	ICICI Home Finance Company Limited	Housing finance – fully consolidated
10	ICICI Trusteeship Services Limited	Trusteeship services – fully consolidated
11	ICICI Investment Management Company Limited	Asset management – fully consolidated
12	ICICI International Limited	Asset management – fully consolidated
13	ICICI Prudential Pension Funds Management Company	Pension fund management – fully consolidated
Limited
14	ICICI Eco-net Internet and Technology Fund1	Venture capital fund – fully consolidated
15	ICICI Equity Fund1	Unregistered venture capital fund – fully consolidated
16	ICICI Emerging Sectors Fund1	Venture capital fund – fully consolidated

1.	Consolidating entities under Accounting Standard 21.

a.	Capital deficiencies

Majority owned financial entities that are not consolidated for capital adequacy purposes and for which the investment in equity and other instruments eligible for regulatory capital status are deducted from capital, meet their respective regulatory capital requirements at all times. There is no deficiency in capital in any of the subsidiaries of

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

the Bank at March 31, 2011. ICICI Bank maintains an active oversight on its subsidiaries through its representation on their respective Boards. On a periodic basis the capital adequacy/solvency position of subsidiaries (banking, non-banking and insurance subsidiaries), as per the applicable regulations, is reported to their respective Boards as well as to the Board of the Bank.

b.	Bank’s interest in insurance entities

The book value of the Bank’s total interest in its insurance subsidiaries at March 31, 2011, which is deducted from capital for capital adequacy under Basel II is detailed in the following table.

Rs. in billion
Name of the entity	Country of	Ownership	Book value of
	incorporation	interest	investment
ICICI Prudential Life Insurance Company Limited	India	73.88%	35.94
ICICI Lombard General Insurance Company Limited	India	73.55%	13.481

1. Includes Rs. 2.52 billion held as share application money pending allotment of the shares.

The quantitative impact on regulatory capital of using risk weighted investments method versus using the deduction method at March 31, 2011 is set out in the following table.

Rs. in billion
Method	Quantitative impact1
Deduction method	49.42
Capital at 9% based on risk weighted assets	4.45

1.	Includes Rs. 2.52 billion held as share application money pending allotment of the shares in ICICI Lombard General Insurance Company.

c.	Amalgamation of The Bank of Rajasthan Limited

The Bank of Rajasthan Limited, a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulations Act, 1949 was amalgamated with the Bank with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation approved by the RBI. The capital adequacy position of the Bank at March 31, 2011 includes the impact of the risk exposures of erstwhile Bank of Rajasthan at that date.

2.	CAPITAL STRUCTURE

a.	Summary information on main terms and conditions/features of capital instruments

As per the RBI capital adequacy norms, ICICI Bank’s regulatory capital is classified into Tier-1 capital and Tier-2 capital.

Tier-1 capital includes paid-up equity capital, statutory reserves, other disclosed free reserves, capital reserves and innovative perpetual debt instruments (Tier-1 bonds) eligible for inclusion in Tier-1 capital that comply with requirement specified by RBI.

Tier-2 capital includes revaluation reserves (if any), general provision and loss reserve, investment reserve, upper Tier-2 instruments (upper Tier-2 bonds) and subordinate debt instruments (lower Tier-2 bonds) eligible for inclusion in Tier-2 capital.

ICICI Bank and its subsidiaries have issued debt instruments that form a part of Tier-1 and Tier-2 capital. The terms and conditions that are applicable for these instruments comply with the stipulated regulatory requirements and where required an independent legal opinion has been obtained for inclusion of these instruments in capital.

Tier-1 bonds are non-cumulative and perpetual in nature with a call option after 10 years. Interest on Tier-1 bonds is payable either annually or semi-annually. These Tier-1 bonds have a step-up clause on interest payment ranging up to 100 basis points.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

The upper Tier-2 bonds are cumulative and have an original maturity of 15 years with call option after 10 years. The interest on upper Tier-2 bonds is payable either annually or semi-annually. Some of the upper Tier-2 debt instruments have a step-up clause on interest payment ranging up to 100 basis points.

The lower Tier-2 bonds (subordinated debt) are cumulative and have an original maturity between 5 to 15 years. The interest on lower Tier-2 capital instruments is payable quarterly, semi-annually or annually.

RBI vide its circular dated January 20, 2011 stipulated that henceforth capital instruments issued with step-up option will not be eligible for inclusion in the capital funds. Capital issuances with step-up option prior to the release of the above-mentioned circular would continue to remain eligible for inclusion in regulatory capital. The Bank is in compliance with this stipulation and the existing Tier-1 and Tier-2 capital instruments with step-up option have all been issued prior to January 20, 2011.

b.	Amount of Tier-1 capital (March 31, 2011)

Rs. in billion
Tier-1 capital elements	Amount
Paid-up share capital1	12.74
Reserves2	540.94
Innovative Tier-1 capital instruments	28.12
Minority interest	0.66
Gross Tier-1 capital	582.46
Deductions:
Investments in instruments eligible for regulatory capital of financial	24.73
subsidiaries/associates
Securitisation exposures including credit enhancements	23.59
Deferred tax assets	27.68
Others3	2.02
Minority interest not eligible for inclusion in Tier-1 capital	0.18
Net Tier-1 capital	504.25

1.	Includes preference shares permitted by RBI for inclusion in Tier-1 capital.
2.	Includes statutory reserves, disclosed free reserves, capital reserves and special reserves (net of tax payable).
3.	Includes goodwill and adjustments for less liquid positions.

c.	mount of Tier-2 capital (March 31, 2011)

Rs. in billion
Tier-2 capital elements	Amount
General provisions	17.87
Upper Tier-2 capital instruments	142.04
Lower Tier-2 capital instruments	173.79
Gross Tier-2 capital	333.70
Deductions:
Investments in instruments eligible for regulatory capital of financial	24.73
subsidiaries/associates
Securitisation exposures including credit enhancements	23.59
Net Tier-2 capital	285.38

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

d.	Debt capital instruments eligible for inclusion in Tier-1 and Tier-2 capital

Rs. in billion
	Lower Tier-1	Upper Tier-2	Lower Tier-2
Total amount outstanding at March 31, 2011	28.12	142.04	211.87
Of which, amounts raised during the year	—	—	66.48
Amount eligible to be reckoned as capital funds at	28.12	142.04	173.79
March 31, 2011

e.	Total eligible capital (March 31, 2011)

Rs. in billion
Amount
Tier-1 capital	504.25
Tier-2 capital	285.38
Total eligible capital	789.63

3.	CAPITAL ADEQUACY

a.	Capital management

Objective

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectation of rating agencies, shareholders and investors, and the available options of raising capital.

Organisational set-up

The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group (RMG) under the supervision of the Board and the Risk Committee.

Regulatory capital

The Bank is subject to the capital adequacy norms stipulated by the RBI guidelines on Basel II. The RBI guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum Tier-1 capital adequacy ratio of 6.0%. The total capital adequacy ratio of the Bank at a standalone level at March 31, 2011 as per the RBI guidelines on Basel II is 19.54% with a Tier-1 capital adequacy ratio of 13.17%. The total capital adequacy ratio of the ICICI Group (consolidated) at March 31, 2011 as per the RBI guidelines on Basel II is 19.92% with a Tier-1 capital adequacy ratio of 12.72%.

Under Pillar 1 of the RBI guidelines on Basel II, the Bank follows the standardised approach for credit and market risk and basic indicator approach for operational risk.

Internal assessment of capital

The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP) conducted annually and which determines the adequate level of capitalisation for the Bank to meet regulatory norms and current and future business needs, including under stress scenarios. The ICAAP is formulated at both standalone bank level and the consolidated group level. The ICAAP encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The Bank’s capital management framework is complemented by its risk management framework (detailed in the following sections), which includes a comprehensive assessment of material risks.

Stress testing which is a key aspect of the ICAAP and the risk management framework provides an insight on the impact of extreme but plausible scenarios on the Bank’s risk profile and capital position. Based on the Board-approved stress testing framework, the Bank conducts stress tests on its various portfolios and assesses the impact

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

on its capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions.

The business and capital plans and the stress testing results of the group entities are integrated into the ICAAP.

Based on the ICAAP, the Bank determines its capital needs and the optimum level of capital by considering the following in an integrated manner:

•	Bank’s strategic focus, business plan and growth objectives;

•	regulatory capital requirements as per the RBI guidelines;

•	assessment of material risks and impact of stress testing;

•	perception of credit rating agencies, shareholders and investors;

•	future strategy with regard to investments or divestments in subsidiaries; and

•	evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

The Bank formulates its internal capital level targets based on the ICAAP and endeavours to maintain its capital adequacy level in accordance with the targeted levels at all times.

Monitoring and reporting

The Board of Directors of ICICI Bank maintains an active oversight over the Bank’s capital adequacy levels. On a quarterly basis an analysis of the capital adequacy position and the risk weighted assets and an assessment of the various aspects of Basel II on capital and risk management as stipulated by RBI, are reported to the Board. Further, the capital adequacy position of the banking subsidiaries and the significant non-banking subsidiaries based on the respective host regulatory requirements is also reported to the Board. In line with the RBI requirements for consolidated prudential report, the capital adequacy position of the ICICI Group (consolidated) is reported to the Board on a half-yearly basis.

Further, the ICAAP which is an annual process also serves as a mechanism for the Board to assess and monitor the Bank’s and the Group’s capital adequacy position over a four year time horizon.

Capital adequacy of the subsidiaries

Each subsidiary in the Group assesses the adequate level of capitalisation required to meet its respective host regulatory requirements and business needs. The Board of each subsidiary maintains oversight over the capital adequacy framework for the subsidiary either directly or through separately constituted committees.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision (BCBS) issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing procyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. BCBS has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019.

Guidelines on Basel III framework for the Indian banking system are awaited from RBI. The Bank continues to monitor developments on the Basel III framework and believes that its current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital, demonstrated track record of access to domestic and overseas markets for capital raising and adequate flexibility in its balance sheet structure and business model will enable it to adapt to the Basel III framework, as and when it is implemented.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

b.	Capital requirements for various risk areas (March 31, 2011)

As required by RBI guidelines on Basel II, the Bank’s capital requirements have been computed using the Standardised approach for credit risk, Standardised Duration method for market risk and Basic Indicator approach for operational risk. The minimum capital required to be held at 9.00% for credit, market and operational risks is given below:

		Rs. in billion
		Amount1
I.	Capital required for credit risk	296.56
	- for portfolio subject to standardised approach	294.82
	- for securitisation exposure	1.74
II.	Capital required for market risk	34.02
	- for interest rate risk2	27.65
	- for foreign exchange (including gold) risk	0.92
	- for equity position risk	5.45
III. Capital required for operational risk		26.25
Total capital requirement (I+II+III)		356.83
Total capital funds of the Bank		789.63
Total risk weighted assets		3,964.78
Capital adequacy ratio		19.92%

1. Includes all entities considered for Basel II capital adequacy computation.
2. Includes capital required of Rs. 0.65 billion for securitisation exposure.

The capital ratios of the Bank and its banking subsidiaries at March 31, 2011 are as follows:

Capital ratios	ICICI Bank Ltd	ICICI Bank Ltd	ICICI Bank UK	ICICI Bank	ICICI Bank
	(consolidated)1	(standalone)1	PLC1	Canada1	Eurasia LLC1,2
Tier-1 capital ratio	12.72%	13.17%	14.11%	24.83%	n.a.
Total capital ratio	19.92%	19.54%	23.07%	26.32%	34.64%

1.	Computed as per capital adequacy guidelines issued by regulators of respective jurisdictions.
2.	Tier-1 capital ratio is not required to be reported in line with regulatory norms stipulated by the Central Bank of Russia.

4.	RISK MANAGEMENT FRAMEWORK

As a financial intermediary, the Bank is exposed to various types of risks including credit, market, liquidity, operational, legal, compliance and reputation risks. The objective of the risk management framework at the Bank is to ensure that various risks are understood, measured and monitored and that the policies and procedures established to address these risks are strictly adhered to.

The key principles underlying the risk management framework at the Bank are as follows:

1.
The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees of the Board have been constituted to facilitate focused oversight of various risks. The Risk Committee reviews the risk management policies in relation to various risks and the Bank’s compliance with risk management guidelines stipulated by the RBI and of the status of implementation of the advanced approaches under the Basel framework. It reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, foreign exchange risk, operational and outsourcing risks and the limits framework, including stress test limits for various risks. The Risk Committee also reviews the risk profile of the overseas banking subsidiaries annually. Credit Committee reviews developments in key industrial sectors and the Bank’s exposure to these sectors and various portfolios on a periodic basis. Audit Committee provides direction to and also monitors the quality of the internal audit function.

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2.
Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

3.
Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These control groups function independently of the business groups/sub-groups.

The risk management framework forms the basis of developing consistent risk principles across the Bank, overseas branches and overseas banking subsidiaries.

Material risks are identified, measured, monitored and reported to the Board of Directors and Board level committees through the following:

a.	Key risk indicators

Key risk indicators are presented to the Risk Committee on a periodic basis. The presentation covers an overview of the key developments in the global and domestic economy as well as trends observed in the major industries where the Bank has an exposure. Additionally, risk indicators with respect to credit risk, liquidity risk and market risk are also presented and discussed.

b.	ICAAP/stress testing

As part of ICAAP, the Bank conducts stress testing under various historical and hypothetical scenarios to assess the impact of stress on current and projected capital positions. The methodology for the stress testing is approved by the Board of Directors. The results of stress testing are reported to the Board of Directors and submitted to RBI annually as part of the ICAAP. As detailed in the ICAAP, stress test results are reported periodically for various risks to the Asset Liability Management Committee (ALCO).

c.	Stress tolerance limits

In line with various risk limits applicable for the Bank’s portfolios, stress tolerance limits have been formulated for various risks. The actual position/utilisation against the limits is periodically reported to Board level committees/ALCO.

d.	Risk profile templates

Bank-wide risk dashboard covering various risks of the Bank is presented to the Risk Committee and to the Board on a quarterly basis. The risk dashboard provides the level and the direction of risk at Bank level with a comparison to the previous quarter. The level and direction of risk are arrived at based on pre-determined parameters.

e.	Other Reviews by Credit Committee

Apart from sanctioning proposals, the Credit Committee carries out reviews of the credit quality of the portfolio at regular intervals. The Committee also reviews specific cases that need special attention, details of credit sanctions, irregularity reports and movement in non-performing loans. Further, the Committee reviews developments in industrial sectors and specific strategies of the Bank with respect to the exposure to those industries.

f.	Reporting against prudential exposure norms

Status of actual position against prudential exposure limits set by the Board or stipulated by RBI is reported periodically to respective committees.

Measurement of risks for capital adequacy purposes

Under Pillar 1 of the extant RBI guidelines on Basel II, the Bank currently follows the standardised approach for credit and market risk and basic indicator approach for operational risk.

5.	CREDIT RISK

The Bank is exposed to credit risk in its lending operations. Credit risk is the risk of loss that may occur from the failure of any counterparty to abide by the terms and conditions of any financial contract with the Bank, principally the failure to make required payments as per the terms and conditions of the contracts.

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Policies and processes

All credit risk related aspects are governed by Credit and Recovery Policy (Credit Policy). Credit Policy outlines the type of products that can be offered, customer categories, target customer profile, credit approval process and limits. The Credit Policy is approved by the Board of Directors.

The delegation structure for approval of credit limits is approved by the Board of Directors. All credit proposals other than retail products, program lending and certain other specified products are rated internally by the Risk Management Group (RMG) prior to approval by the appropriate forum.

Credit facilities with respect to retail products are provided as per approved product policies. All retail products and policies require the approval of the Committee of Executive Directors.

•	Within the retail operations, there is segregation of the sourcing, verification, approval and disbursement of retail credit exposures to achieve independence.

•
Program lending involves a cluster based approach wherein a lending program is implemented for a homogeneous group of individuals/business entities which comply with certain laid down parameterised norms. The approving authority as per the Board approved authorisation lays down these parameters.

•
For certain products including dealer funding, builder finance and facilities fully collateralised by cash and cash equivalents, the delegation structure approved by the Board of Directors may permit exemption from the stipulation pertaining to internal rating, up to a certain loan amount. Credit approval limits with respect to such products are laid out in the delegation structure approved by the Board of Directors.

A risk based asset review framework has been put in place wherein the frequency of asset review would be higher for cases with higher outstanding and/or lower credit rating.

Structure and organisation

RMG is responsible for rating of the credit portfolio, tracking trends in various industries and periodic reporting of portfolio-level changes. RMG is segregated into sub-groups for corporate, small enterprises, rural and agri-linked banking group and retail businesses.

The overseas banking subsidiaries of the Bank have also established similar structures to ensure adequate risk management, factoring in the risks particular to the respective businesses and the regulatory and statutory guidelines. The risk heads of all overseas banking subsidiaries have a reporting relationship to the Head - RMG, in addition to reporting to the Chief Executive Officer of the respective subsidiaries.

Credit risk assessment process

There is a structured and standardised credit approval process including a comprehensive credit risk assessment process, which encompasses analysis of relevant quantitative and qualitative information to ascertain credit rating of the borrower.

The credit rating process involves assessment of risk emanating from various sources such as industry risk, business risk, financial risk, management risk, project risk and structure risk.

In respect of retail advances, the Bank’s credit officers evaluate credit proposals on the basis of the operating notes approved by the Committee of Executive Directors and the risk assessment criteria defined by RMG.

Credit approval authorisation structure

The Board of Directors has delegated the authority to the Credit Committee consisting of a majority of independent Directors, the Committee of Executive Directors consisting of whole time Directors, the Committee of Senior Management consisting of whole time directors and Group Executives, the Committee of Executives, the Regional Committee, Small and Medium Enterprise and corporate Agriculture Forums and Retail Credit Forums, all consisting of designated executives, and to individual executives in the case of program/policy based products, to approve financial assistance within certain individual and group exposure limits set by the Board of Directors. The authorisation is based

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on the level of risk and the quantum of exposure, to ensure that the transactions with higher exposure and level of risk are put up to correspondingly higher forum/committee for approval.

In respect of retail loans, all product-level policies require the approval of the Committee of Executive Directors. The criteria incorporated in these policies vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. The individual credit proposals are evaluated and approved by executives on the basis of the product policies.

Credit risk monitoring process

For effective monitoring of credit facilities, a post-approval authorisation structure has been laid down. For corporate, small enterprises and rural and agriculture linked banking business, Credit Middle Office Group verifies adherence to the terms of the approval prior to commitment and disbursement of credit facilities.

Within retail, the Bank has established centralised operations to manage operational risk in the various back office processes of the Bank’s retail loan business except for a few operations, which are decentralised to improve turnaround time for customers. A fraud prevention and control group has been set up to manage fraud-related risks through fraud prevention and through recovery of fraud losses. The fraud control group evaluates various external agencies involved in the retail finance operations, including direct marketing associates, external verification associates and collection agencies.

The Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardised recovery process.

The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Reporting and measurement

Credit exposure for the Bank is measured and monitored using a centralised exposure management system. The analysis of the composition of the portfolio is presented to the Risk Committee on a quarterly basis.

The Bank complies with the norms on exposure stipulated by RBI for both single borrower as well as borrower group at the consolidated level. Limits have been set as a percentage of the Bank’s consolidated capital funds and are regularly monitored. The utilisation against specified limits is reported to the Committee of Executive Directors and Credit Committee on a periodic basis.

Credit concentration risk

Credit concentration risk arises mainly on account of concentration of exposures under various categories including industry, products, geography, sensitive sectors, underlying collateral nature and single/group borrower exposures.

Limits have been stipulated on single borrower, borrower group, industry and longer tenure exposure to a borrower group. Exposure to top 10 borrowers and borrower groups, exposure to capital market segment and unsecured exposures for the ICICI Group (consolidated) is reported to the Board level committees on a quarterly basis. Limits on countries and bank counterparties have also been stipulated.

Definition and classification of non-performing assets (NPAs)

The Bank classifies its advances (loans and debentures in the nature of an advance) into performing and non-performing loans in accordance with the extant RBI guidelines.

A NPA is defined as a loan or an advance where:

i)
interest and/or installment of principal remain overdue for more than 90 days in respect of a term loan. Any amount due to the bank under any credit facility is ‘overdue’ if it is not paid on the due date fixed by the Bank;

ii)	if the interest due and charged during a quarter is not serviced fully within 90 days from the end of the quarter;

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iii)	the account remains ‘out of order’ in respect of an overdraft/cash credit facility continuously for 90 days. An account is treated as ‘out of order’ if:

a.	the outstanding balance remains continuously in excess of the sanctioned limit/drawing power; or

b.
where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of the balance sheet; or

c.	credits in the account are not enough to cover the interest debited during the accounting period; or

d.
drawings have been permitted in the account for a continuous period of 90 days based on drawing power computed on the basis of stock statements that are more than three months old even though the unit may be working or the borrower’s financial position is satisfactory; or

e.	the regular/ad hoc credit limits have not been reviewed/renewed within 180 days from the due date/date of ad hoc sanction.

iv)	a bill purchased/discounted by the Bank remains overdue for a period of more than 90 days;

v)	interest and/or installment of principal in respect of an agricultural loan remains overdue for two crop seasons for short duration crops and one crop season for long duration crops;

vi)	In respect of a securitisation transaction undertaken in terms of the RBI guidelines on securitisation, the amount of liquidity facility remains outstanding for more than 90 days;

vii)
In respect of derivative transactions, if the overdue receivables representing positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. A sub-standard asset is one, which has remained a NPA for a period less than or equal to 12 months. An asset is classified as doubtful if it has remained in the sub-standard category for more than 12 months. A loss asset is one where loss has been identified by the Bank or internal or external auditors or during RBI inspection but the amount has not been written off fully.

Restructured assets

As per RBI guidelines, a fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of substandard and doubtful loans.

A sub-standard asset, which has been restructured, will be upgraded to the standard category only after a satisfactory performance of the borrower over a period of time. The RBI has specified the period to be one year from date when the instalment/ interest falls due as per the rescheduled scheme.

a.	Credit risk exposures (March 31, 2011)

Credit risk exposures (excluding specific risk on available-for-sale and held-for-trading portfolio) include all credit exposures as per RBI guidelines on exposure norms and investments in the held-to-maturity category. Domestic sovereign exposures that are risk-weighted at zero percent and exposures to regulatory capital instruments of subsidiaries that are deducted from the capital funds have been excluded.

Rs. in billion
Category	Credit exposure
Fund-based facilities	3,786.24
Non-fund based facilities	2,522.22
Total1	6,308.46

1.	Includes all entities considered for Basel II capital adequacy computation.

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b.	Geographic distribution of exposures (March 31, 2011)

		Rs. in billion
Category	Fund-based facilities	Non-fund based facilities
Domestic	2,776.43	2,175.56
Overseas	1,009.81	346.66
Total1	3,786.24	2,522.22
1.   Includes all entities considered for Basel II capital adequacy computation.

c.	Industry-wise distribution of exposures (March 31, 2011)
		Rs. in billion
Industry	Fund-based facilities	Non-fund based facilities
Retail finance1	1,112.93	25.24
Bank2	214.31	337.53
Electronics and engineering	83.04	418.43
Services – finance	365.85	112.70
Services - non finance	259.54	129.96
Crude petroleum/refining and petrochemicals	177.29	204.47
Road, port, telecom, urban development and	193.96	180.24
other infrastructure
Power	187.65	184.68
Iron/steel and products	139.23	172.37
Construction	67.39	179.49
Metal and products (excluding iron and steel)	60.66	133.46
Food and beverages	111.65	39.05
Mutual funds	143.34	2.41
Wholesale/retail trade	67.66	68.55
Chemical and fertilizers	49.79	65.69
Cement	62.90	33.81
Mining	69.01	25.84
Automobiles	41.53	36.76
Shipping	34.58	39.52
Drugs and pharmaceuticals	41.67	31.05
Gems and jewellery	29.99	15.00
Manufacturing products excluding metal	27.19	15.96
Textiles	30.92	7.72
FMCG	10.42	4.17
Venture capital funds	1.90	—
Other industries	201.84	58.12
Grand Total3	3,786.24	2,522.22

1.	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, and credit cards. Also includes dealer funding exposures and developer financing exposures.
2.	Includes balances with banks.
3.	Includes all entities considered for Basel II capital adequacy computation.

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d.	Maturity pattern of assets (March 31, 2011)1

The maturity pattern of assets at March 31, 2011 is detailed in the table below.
Rs. in billion
Maturity buckets	Cash &	Balances	Investments	Loans &	Fixed	Other	Total
	balances	with banks		advances	assets	assets
	with RBI	& money
		at call and
		short notice
Day 1	57.54	64.21	126.57	11.32	—	25.33	284.97
2 to 7 days	—	41.45	57.06	25.51	(0.00)	11.62	135.64
8 to 14 days	—	28.86	29.55	17.67	—	6.10	82.18
15 to 28 days	14.03	5.51	105.17	32.10	—	11.26	168.07
29 days to 3 months	19.76	12.45	100.26	178.04	0.05	10.08	320.64
3 to 6 months	11.03	9.14	76.81	226.90	0.05	3.38	327.31
6 months to 1 year	19.97	5.80	123.78	292.44	0.04	4.06	446.09
1 to 3 years	65.45	1.22	365.09	1,017.36	0.06	10.91	1,460.09
3 to 5 years	3.18	0.00	113.05	426.58	2.44	4.96	550.21
Above 5 years	18.64	0.05	330.06	332.13	45.75	108.95	835.58
Total	209.60	168.69	1,427.40	2,560.05	48.39	196.65	4,610.78

1.
Consolidated figures for the Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities Limited and its subsidiaries. The maturity pattern of assets for the Bank is based on methodology used for reporting positions to the RBI on asset-liability management. The maturity pattern of assets for the subsidiaries is based on similar principles.

e.	Amount of non-performing loans (NPLs) (March 31, 2011)
Rs. in billion
NPL Classification	Gross NPLs	Net NPLs
Sub-standard	20.58	14.41
Doubtful	77.19	14.50
- Doubtful 11	29.29	9.41
- Doubtful 21	25.12	5.09
- Doubtful 31	22.78	—
Loss	9.45	—
Total2,3	107.22	28.91
NPL ratio4	4.06%	1.13%

1.	Loans classified as NPLs for 456 to 820 days are classified as Doubtful 1, 821 to 1,550 days as Doubtful 2 and above 1,550 days as Doubtful 3.
2.	Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.
3.	Identification of loans as non-performing is as per the guidelines issued by RBI.
4.	Gross NPL ratio is computed as a ratio of gross NPLs to gross advances. Net NPL ratio is computed as a ratio of net NPLs to net advances.

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f.	Movement of NPLs
		Rs. in billion
	Gross NPL	Net NPL
Opening balance at April 1, 2010	100.75	42.84
Additions during the year1	32.00	7.52
Reductions/write-offs during the year1	(25.53)	(21.45)
Closing balance at March 31, 20112	107.22	28.91

1.	The difference between the opening and closing balances (other than accounts written off during the year) of NPLs in credit cards is included in additions during the year.
2.	Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

g.	Movement of provisions for NPLs
Rs. in billion
Amount
Opening balance at April 1, 2010	57.90
Provisions made during the year1	28.59
Write-offs during the year	(1.36)
Write-back of excess provisions during the year	(6.82)
Closing balance at March 31, 20112	78.31

1	The difference between the opening and closing balances (other than accounts written off during the year) of provisions on credit cards is included in provisions made during the year.
2	Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

h.	Amount of non-performing investments (NPIs) in securities, other than government and other approved securities
Rs. in billion
Amount1
Gross NPIs at March 31, 2011	5.61
Total provisions held on NPIs	(4.37)
Net NPIs at March 31, 2011	1.24
1. Includes NPIs of the Bank and its banking subsidiaries.

i.	Movement of provisions for depreciation on investments1
Rs. in billion
Amount
Opening balance at April 1, 2010	18.72
Provision/depreciation (net) made during the year	11.78
(Write-off)/(write back) of excess provision during the year	(2.28)
Closing balance at March 31, 20112	28.22

1.	After considering movement in appreciation on investments.
2.	Includes all entities considered for Basel II capital adequacy computation.

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6.	CREDIT RISK: PORTFOLIOS SUBJECT TO THE STANDARDISED APPROACH

a.	External ratings

The Bank uses the standardised approach to measure the capital requirements for credit risk. As per the standardised approach, regulatory capital requirements for credit risk on corporate exposures is measured based on external credit ratings assigned by External Credit Assessment Institutions (ECAI) specified by RBI in its guidelines on Basel II. As stipulated by RBI, the risk weights for resident corporate exposures are assessed based on the external ratings assigned by domestic ECAI and the risk weights for non-resident corporate exposures are assessed based on the external ratings assigned by international ECAI. For this purpose, the domestic ECAI specified by RBI are CRISIL Limited, Credit Analysis & Research Limited, ICRA Limited and Fitch India and the international ECAI specified by RBI are Standard & Poor’s, Moody’s and Fitch. Further, the RBI’s Basel II framework stipulates guidelines on the scope and eligibility of application of external ratings. The Bank reckons the external rating on the exposure for risk weighting purposes, if the external rating assessment complies with the guidelines stipulated by RBI.

The key aspects of the Bank’s external ratings application framework are as follows:

•	The Bank uses only those ratings that have been solicited by the counterparty.

•	Foreign sovereign and foreign bank exposures are risk-weighted based on issuer ratings assigned to them.

•	The risk-weighting of corporate exposures based on the external credit ratings includes the following:

i.
The Bank reckons external ratings of corporates either at the credit facility level or at the borrower (issuer) level. The Bank considers the facility rating where both the facility and the borrower rating are available given the more specific nature of the facility credit assessment.

ii.	The Bank ensures that the external rating of the facility/borrower has been reviewed at least once by the ECAI during the previous 15 months and is in force on the date of its application.

iii.	When a borrower is assigned a rating that maps to a risk weight of 150%, then this rating is applied on all the unrated facilities of the borrower and risk weighted at 150%.

iv.	Unrated short-term claim on counterparty is assigned a risk weight of at least one level higher than the risk weight applicable to the rated short term claim on that counterparty.

•
The RBI guidelines outline specific conditions for facilities that have multiple ratings. In this context, the lower rating, where there are two ratings and the second-lowest rating where there are three or more ratings are used for a given facility.

b.	Credit exposures by risk weights

At March 31, 2011, the credit exposures subject to the Standardised approach after adjusting for credit risk mitigation by risk weights were as follows:

Rs. in billion
Exposure Category	Amount outstanding1
Less than 100% risk weight	2,089.30
100% risk weight	3,756.44
More than 100% risk weight	326.95
Deducted from capital	37.06
Total2	6,209.75

1.
Credit risk exposures include all exposures, as per RBI guidelines on exposure norms, subject to credit risk and investments in held-to-maturity category. Claims on domestic sovereign which are risk-weighted at 0% and regulatory capital instruments of subsidiaries which are deducted from the capital funds have been excluded. The credit exposures have been adjusted for credit risk mitigation.

2.	Includes all entities considered for Basel II capital adequacy computation.

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7.	CREDIT RISK MITIGATION

a.	Collateral management and credit risk mitigation

The Bank has a Board approved policy framework for collateral management and credit risk mitigation techniques, which include among other aspects guidelines on acceptable types of collateral, ongoing monitoring of collateral including the frequency and basis of valuation and application of credit risk mitigation techniques.

Collateral management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the bank appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counter party. The Bank also endeavours to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the RBI guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by RBI guidelines. These adjustments, also referred to as ‘haircuts’, to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

Types of collateral taken by the Bank

The Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empanelled valuer at the time of sanctioning the loan.

The Bank also offers products which are primarily based on collateral such as shares, specified securities, warehoused commodities and gold jewellery. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans. The limits with respect to unsecured facilities have been approved by the Board of Directors.

The decision on the type and quantum of collateral for each transaction is taken by the credit approving authority as per the credit approval authorisation approved by the Board of Directors. For facilities provided as per approved product policies (retail products, loan against shares etc.), collateral is taken in line with the policy.

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Credit risk mitigation techniques

The RBI guidelines on Basel II allow the following credit risk mitigants to be recognised for regulatory capital purposes:

•
Eligible financial collateral which include cash (deposited with the Bank), gold (including bullion and jewellery, subject to collateralised jewellery being benchmarked to 99.99% purity), securities issued by Central and State Governments, Kisan Vikas Patra, National Savings Certificates, life insurance policies with a declared surrender value issued by an insurance company which is regulated by the insurance sector regulator, certain debt securities, mutual fund units where daily net asset value is available in public domain and the mutual fund is limited to investing in the instruments listed above.

•	On-balance sheet netting, which is confined to loans/advances and deposits, where banks have legally enforceable netting arrangements, involving specific lien with proof of documentation.

•	Guarantees, where these are direct, explicit, irrevocable and unconditional. Further, the eligible guarantors would comprise:

-	Sovereigns, sovereign entities stipulated in the RBI guidelines on Basel II, bank and primary dealers with a lower risk weight than the counterparty; and

-	Other entities, which are rated AA(-) or better.

The Bank reckons the permitted credit risk mitigants for obtaining capital relief only when the credit risk mitigant fulfills the conditions stipulated for eligibility and legal certainty by RBI in its guidelines on Basel II.

Concentrations within credit risk mitigation

The RBI guidelines, among its conditions for eligible credit risk mitigants, require that there should not be a material positive correlation between the credit quality of the counterparty and the value of the collateral being considered. RMG conducts the assessment of the aspect of material positive correlation on cases referred to it and accordingly evaluates the eligibility of the credit risk mitigant for obtaining capital relief. Currently, the Bank does not have any concentration risk within credit risk mitigation.

b.	Portfolio covered by eligible financial collateral (March 31, 2011)

Rs. in billion
Amount1
Exposures fully covered by eligible financial collateral, after application of haircut	77.62
Exposures fully covered by eligible corporate guarantees	15.25

1.   Includes all entities considered for Basel II capital adequacy computation.

The processes for capital computation and credit risk mitigation based on Basel II guidelines are consistent across subsidiaries of the Bank.

8.	SECURITISATION

a.	Securitisation objectives, roles played by the Bank and the risks Objectives

The Bank’s primary objective of securitisation activities is to increase the efficiency of capital and enhance the return on capital employed by diversifying sources of funding.

Roles played by the Bank

In securitisation transactions backed by assets either originated by the Bank or third parties, the Bank plays the following major roles:

•	Underwriter: allowing un-subscribed portions of securitised debt issuances, if any to devolve on the Bank, with the intent of selling at a later stage.

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•
Investor/trader/market-maker: acquiring investment grade securitised debt instruments backed by financial assets originated by third parties for purposes of investment/trading/market-making with the aim of developing an active secondary market in securitised debt.

•	Structurer: structuring appropriately in a form and manner suitably tailored to meet investor requirements while being compliant with extant regulations.

•
Provider of liquidity facilities: addressing temporary mismatches on account of the timing differences between the receipt of cash flows from the underlying performing assets and the fulfillment of obligations to the beneficiaries.

•
Provider of credit enhancement facilities: addressing delinquencies associated with the underlying assets, i.e. bridging the gaps arising out of credit considerations between cash flows received/collected from the underlying assets and the fulfillment of repayment obligations to the beneficiaries.

•
Provider of collection and processing services: collecting and/or managing receivables from underlying obligors, contribution from the investors to securitisation transactions, making payments to counterparties/appropriate beneficiaries, reporting the collection efficiency and other performance parameters and providing other services relating to collections and payments as may be required for the purpose of the transactions.

Risks in securitisation

The major risks inherent in the securitised transactions are:

•	Credit risk: Risk arising on account of payment delinquencies from underlying obligors/borrowers in the assigned pool.

•	Market risk:

i)	Liquidity risk: Risk arising on account of lack of secondary market to provide ready exit options to the investors/participants.

ii)	Interest rate/currency risk: Mark to market risks arising on account of interest rate/currency fluctuations.

•	Operational risk:

i)
Co-mingling risk: Risk arising on account of comingling of funds belonging to investor(s) with that of the originator and/or collection and processing servicer when there exist a time lag between collecting amounts due from the obligors and payment made to the investors.

ii)
Performance risk: Risk arising on account of the inability of a Collection and Processing Agent to collect monies from the underlying obligors as well as operational difficulties in processing the payments.

iii)	Regulatory and legal risk: Risk arising on account of

–	non-compliance of the transaction structures with the extant applicable laws which may result in the transaction(s) being rendered invalid;

–	conflict between the provisions of the transaction documents with those of the underlying financial facility agreements; and

–	non-enforceability of security/claims due to imperfection in execution of the underlying facility agreements with the borrower(s).

•	Reputation risk: Risk arising on account of

i)	rating downgrade of a securitised instrument due to unsatisfactory performance of the underlying asset pool; and

ii)	inappropriate practices followed by the collection and processing agent.

In addition to the above, securitised assets are exposed to prepayment and pipeline and warehousing risks. Prepayment risk arises on account of prepayment of dues by obligors/borrowers in the assigned pool either in part or full. Pipeline and warehousing risks refer to the event where originating banks are unable to off-load assets, which were originated with an intention of selling thus potentially exposing them to losses arising on declining values of these assets. The Bank does not follow the “originate to distribute” model and hence is not exposed to the pipeline and warehousing risks.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

Processes in place to monitor change in risks of securitisation exposures

The Bank has established appropriate risk management processes to monitor the risks on securitisation exposures, which include:

•	Monitoring credit risk

The Bank in the capacity of collection and processing agent prepares monthly performance reports which are circulated to investors/assignees/rating agencies. The securitised pools are continuously monitored and those requiring attention are subjected to specific interventions (e.g. focused collection efforts in affected geographies etc.) to improve their performance.

The risk assessment of the pools is done continuously by the rating agencies based on amortisation level, collection efficiency, credit enhancement utilisation levels and credit cover available for balance deal tenor.

•	Monitoring market risk

The Bank ascertains market value of the securitisation exposures based on extant norms which is compared with their book value to assess the marked to market impact of these exposures monthly.

Bank’s policy governing the use of credit risk mitigation to mitigate the risks retained through securitisation exposures

The Bank has not used credit risk mitigants to mitigate retained risks.

b.	Summary of the Bank’s accounting policies for securitisation activities

Whether the transactions are treated as sales or financings

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

Methods and key assumptions (including inputs) applied in valuing positions retained or purchased

The valuation of the retained interests in the form of pass-through certificates (PTCs) is based on the projected cash flows as received from the issuer, which are present valued using the Yield-to-Maturity (YTM) rates, which are computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities as published by Fixed Income Money Market and Derivatives Association (FIMMDA).

The retained/purchased interests in the form of subordinate contributions are carried at book value.

There is no change in the methods and key assumptions applied in valuing retained/purchased interests from previous year.

Policies for recognising liabilities on the balance sheet for arrangements that could require the bank to provide financial support for securitised assets

The Bank provides credit enhancements in the form of cash deposits or guarantees in its securitisation transactions. The Bank makes appropriate provisions for any delinquency losses assessed at the time of sale as well as over the life of the securitisation transactions in accordance with the RBI guidelines.

c.	Rating of securitisation exposures

Ratings obtained from ECAIs stipulated by RBI (as stated above) are used for computing capital requirements for securisation exposures. Where the external ratings of the Bank’s investment in securitised debt instruments/PTCs are at least partly based on unfunded support provided by the Bank, such investments are treated as unrated and deducted from the capital funds.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

d.	Details of securitisation exposures in the banking book

I.	Total outstanding exposures securitised and the related unrecognised gains/(losses) (March 31, 2011)

Rs. in billion
Exposure type	Outstanding1	Unrecognised
		gains/(losses)
Vehicle/equipment loans	0.62	0.01
Home and home equity loans	12.56	—
Personal loans	—	—
Corporate loans	3.39	—
Mixed asset pool	—	—
Total	16.57	0.01

1.
The amounts represent the total outstanding principal at March 31, 2011 for securitisation deals and include direct assignments in the nature of sell-downs. Credit enhancements and liquidity facilities are not included in the above amounts. During the year ended March 31, 2011, the Bank had not securitised any assets as an originator.

ii.	Break-up of securitisation gains/(losses) (net)
Rs. in billion
Exposure type	Year ended
March 31, 20111
Vehicle/equipment loans	(4.35)
Home and home equity loans	0.09
Personal loans	(1.25)
Corporate loans	0.05
Mixed asset pool	(0.03)
Total	(5.49)

1.	The amounts include gain amortised during the year and expenses relating to utilisation of credit enhancements.

iii.	Assets to be securitised within a year at March 31, 2011

Rs. in billion
Amount
Amount of assets intended to be securitised within a year	—
Of which:	n.a.
Amount of assets originated within a year before securitisation

iv.	Securitisation exposures retained or purchased (March 31, 2011)

			Rs. in billion
Exposure type1	On-balance sheet	Off-balance sheet	Total
Vehicle/equipment loans	4.89	9.32	14.21
Home and home equity loans	18.25	0.17	18.42
Personal loans	8.16	5.52	13.68
Corporate loans	3.92	8.72	12.64
Mixed asset pool	6.95	10.23	17.18
Total	42.17	33.96	76.13

1.
Securitisation exposures include but are not restricted to liquidity facilities, other commitments and credit enhancements such as interest only strips, cash collateral accounts and other subordinated assets as well as direct assignments in the nature of sell-downs. The amounts are net of provisions. Credit enhancements have been stated at gross levels and not been adjusted for their utilisation. Utilised portion of unfunded credit enhancements have been disclosed under off-balance sheet exposures at March 2011.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

v.	Risk weight bands break-up of securitisation exposures retained or purchased (March 31, 2011)

Rs. in billion
Exposure type1	<100% risk	100% risk	>100% risk	Total
	weight	weight	weight
Vehicle/equipment loans	3.61	1.84	—	5.45
Home and home equity loans	7.78	3.25	—	11.03
Personal loans	3.74	—	—	3.74
Corporate loans	8.88	1.33	0.32	10.53
Mixed asset pool	8.15	0.17	—	8.32
Total	32.16	6.59	0.32	39.07
Total capital charge	1.05	0.59	0.10	1.74

1.   Includes direct assignments in the nature of sell-downs.

vi.	Securitisation exposures deducted from capital (March 31, 2011)

Rs. in billion
Exposure type1	Exposures deducted	Credit enhancing	Other exposures
	entirely from	interest-only strips	deducted from
	Tier-1 capital	deducted from	total capital3
		total capital2
Vehicle/equipment loans	—	0.66	8.10
Home and home equity loans	—	1.16	6.23
Personal loans	—	1.53	8.42
Corporate loans	—	—	2.12
Mixed asset pool	—	0.98	7.88
Total	—	4.33	32.73

1.	Includes direct assignments in the nature of sell-downs.
2.	Includes subordinate contribution amount deducted from capital.
3.	Includes credit enhancements (excluding interest only strips). Credit enhancements have been stated at gross levels and not been adjusted for their utilisation. The amounts are net of provisions.

e.	Details of securitisation exposures in the trading book

i.	Aggregate amount of exposures securitised for which the Bank has retained some exposures subject to market risk (March 31, 2011)

Rs. in billion
Exposure type	Total1
Vehicle/equipment loans	2.81
Home and home equity loans	3.13
Personal loans	0.21
Corporate loans	—
Mixed asset pool	4.90
Total	11.05

1.   The amounts represent the outstanding principal at March 31, 2011 for securitisation deals.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

ii.   Securitisation exposures retained or purchased (March 31, 2011)
Rs. in billion
Exposure type1	On-balance sheet	Off-balance sheet	Total
Vehicle/equipment loans	2.88	—	2.88
Home and home equity loans	13.04	—	13.04
Personal loans	0.22	—	0.22
Corporate loans	0.38	—	0.38
Mixed asset pool	7.81	—	7.81
Total	24.33	—	24.33

1.	Securitisation exposures include PTCs originated by the Bank as well as PTCs purchased in case of third party originated securitisation transactions.

iii.	Risk weight bands break-up of securitisation exposures retained or purchased and the related capital charge (March 31, 2011)

Rs. in billion
	Exposure	Capital charge1
<100% risk weight	14.19	0.65
100% risk weight	—	—
>100% risk weight	—	—
Total	14.19	0.65

1.   Represents capital required to be maintained at 9.00% as per RBI guidelines.

vi.	Securitisation exposures deducted from capital (March 31, 2011)

Rs. in billion
Exposure type	Exposures deducted	Credit enhancing	Credit enhancing
	entirely from	interest-only strips	interest-only strips
	Tier-1 capital	deducted from	deducted from
		total capital	total capital1
Vehicle/equipment loans	—	—	2.87
Home and home equity loans	—	—	—
Personal loans	—	—	0.22
Corporate loans	—	—	—
Mixed asset pool	—	—	7.03
Total	—	—	10.12

1.
PTCs originated by the Bank whose external credit ratings are at least partly based on unfunded support provided by the Bank have been treated as unrated and deducted from the capital funds at their book values.

9.	MARKET RISK IN TRADING BOOK

a.	Market risk management policy Risk management policies
Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. The market risk for the Bank is managed in accordance with the Investment Policy and Derivatives Policy, which are approved by the Board. The policies ensure that operations in securities, foreign exchange and derivatives are conducted in accordance with sound and acceptable business practices and are as per the extant regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structure that governs transactions in financial instruments. The policies are reviewed periodically to incorporate therein, changed business requirements, economic environment and revised policy guidelines.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

Risk management objectives

The Bank manages its market risk with the broad objectives of:

1.	Management of market risk such as interest rate risk, currency risk, equity risk and credit spread risk arising from the investments and derivatives portfolio.

2.	Proper classification, valuation and accounting of investments and derivatives portfolio.

3.	Adequate and proper reporting of investments and derivative products.

4.	Compliance with regulatory requirements.

5.	Effective control over the operation and execution of market related transactions.

Structure and organisation of the market risk management function

The Market Risk Management Group (MRMG), which is an independent function, reports to the Head - RMG. MRMG exercises independent control over the process of market risk management and recommends changes in policies and methodologies for measuring market risk.

To comply with the home and host country regulatory guidelines and to have independent control groups there is clear functional separation of:

•	Trading i.e. front office;

•	Monitoring, control, settlements and accounting i.e. Treasury Middle Office Group.

Strategies and processes

Internal control system

Treasury operations warrant elaborate control procedures. Keeping this in view, the following guidelines are followed for effective control of the treasury operations:

1.	Delegation

Appropriate delegation of administrative powers has been put in place for treasury operations. Keeping in view the size of the investment portfolio and the variety of securities that the Bank has been dealing in, authority for investment decisions has been delegated to various dealers depending on exigencies of business.

Treasury Middle Office Group (TMOG) is responsible for an independent check of the transactions entered into by the front office. It also monitors the various limits, which have been laid down in the Investment Policy.

2.	System controls

The system used for recording, processing, monitoring and accounting of treasury transactions have adequate data integrity controls. The process for enabling/disabling role-based access is also documented.

3.	Exception handling processes

The Investment Policy sets out deal-size limits for various products. Various coherence checks have been inserted in the system for ensuring that the appropriate deal size limits are enforced to minimise exceptions. Additionally, the Investment Policy lists the value-at-risk (VaR) limits and stop loss limits for different groups. It also defines the approval mechanism in case of breach of these limits.

Scope and nature of risk reporting and/or measurement systems

Reporting

The Bank periodically reports on the various investments and their related risk measures to the senior management and the committees of the Board. The Bank also periodically reports to its various regulators as per the reporting requirements of the respective regulators.

Measurement

The Bank has devised various risk metrics for different products and investments. These risk metrics are measured and reported to the senior management independently by TMOG. Some of the risk metrics adopted by the Bank for monitoring its risks are VaR, duration of equity (DoE), price value of basis point (PV01) and stop loss amongst others. Limits are placed on various risk metrics which are monitored on a periodic basis.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

Hedging and mitigation

Limits on positions that can be maintained are laid out in the relevant policies. All business groups are required to operate within these limits.

Hedge transactions for banking book transactions are periodically assessed for hedge effectiveness.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage market risk. The frameworks are established considering host country regulatory requirements as applicable.

b.	Capital requirements for market risk

The capital requirements for market risk (general and specific) at March 31, 2011 were:

Rs. in billion
Amount
Capital required	34.02
- for interest rate risk1	27.65
- for foreign exchange (including gold) risk	0.92
- for equity position risk	5.45

1.	Includes capital required of Rs. 0.65 billion for securitisation exposure.

10.	OPERATIONAL RISK

a.	Operational risk management framework

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputation risk. Operational risk is inherent in the Bank’s business activities in both domestic as well as overseas operations and covers a wide spectrum of issues.

Objectives

The objective of the Bank’s operational risk management is to manage and control operational risks in a cost effective manner within targeted levels of operational risk consistent with the Bank’s risk appetite as specified in the Operational Risk Management Policy (the Policy). The Policy aims to:

•	Define Bank level operational risk appetite;

•	Establish clear ownership and accountability for management and mitigation of operational risk;

•	Help business and operations to improve internal controls, reduce likelihood of occurrence of operational risk incidents and minimise potential impact of losses;

•	Minimise losses and customer dissatisfaction due to failure in processes; and

•	Develop comprehensive operational risk loss database for effective mitigation.

Operational risk management governance and framework

In line with the RBI guidelines, an independent Operational Risk Management Group (ORMG) was set up in 2006. The Bank’s operational risk management governance and framework risk is defined in the Policy. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes are established. For the purpose of robust quality of operational risk management across the Bank, the operational risk management processes of the Bank have been certified for ISO 9001:2008 standard.

The Policy specifies the composition, roles and responsibilities of Operational Risk Management Committee (ORMC). ORMC is responsible for overseeing all material operational risks, responses to risk issues and the adequacy and effectiveness of controls within a given operational risk control area.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

The key elements in the operational risk management framework include:

•	Identification and assessment of operational risks and controls;

•	New products and processes approval framework;

•	Measurement through incident and exposure reporting;

•	Monitoring through key risk indicators;

•	Mitigation through process and controls enhancement and insurance; and

•	Reporting of operational risk profiles to the business groups.

Identification and assessment

Operational risks and controls across the Bank are documented and updated regularly. Each business and operations group in the Bank has business operational risk managers within the group. ORMG along with these managers facilitates the business and operation groups for carrying out risk and control self-assessments on a periodic basis as per the plan approved by the ORMC. Risk mitigation plans are monitored to ensure timely mitigation of risks. Internal controls are tested by Internal Audit Group in the Bank. The testing results are incorporated in the operational risk assessment. The Bank has a comprehensive Product and Process Approval framework along with the detailed operating guidelines for effective new product and process risk management. As per the framework, Bank has a Product and Process Approval Committee (PAC) in place. The role of PAC is to assess the proposed product offering/process improvement from the business and operational perspective, examine the feasibility of system requirements for supporting the product/process and ascertain that adequate risk mitigation and legal and compliance measures are considered.

Measurement, monitoring, mitigation and reporting

Operational risk incidents are reported regularly and transactions results in losses are routed through operational risk account. Root cause analysis is carried out for the significant operational risk incidents reported and corrective actions are incorporated back into respective processes.

The Bank has initiated steps to adopt advanced approaches for operational risk capital computation. The Bank is taking steps to compute capital charge across eight business lines as per the requirements of the standardised approach for computation of operational risk capital charge. The Bank has been estimating operational VaR for the purpose of ICAAP. The operational VaR is estimated based on the principles of advanced measurement approach by using internal loss data, scenario analysis and external loss data. The operational VaR is stress tested on a periodic basis to ensure adequacy of the capital provided for operational risk and is compared with trends of actual losses.

Operational risk profiles are presented to the business and operations on a periodic basis. Operational risk exposures (risk and control self assessment results, operational risk incidents analysis, key risk indicators and open risks) are monitored by the ORMC on a quarterly basis and are also being reported to the business heads in the form of dashboards on a quarterly basis. Operational risk management status along with significant incidents analysis is updated to the Risk Committee and to the Board on a half-yearly basis. The level and direction of operational risk on the basis of a set of key risk indicators covering six areas namely process, technology, people, event, outsourcing and reputation, is presented to the Risk Committee and the Board on a quarterly basis.

For facilitating effective operational risk management, the Bank has implemented a comprehensive operational risk management system in the financial year 2010. The software comprises five modules namely incident management, risk and control self-assessment, key indicators, scenario analysis and issues and action. The Bank is in the process of implementing economic capital system for operational risk during the financial year 2012.

Operational risk management in international locations

ORMG is responsible for design, development and continuous enhancement of the operational risk management framework across the Bank including overseas banking subsidiaries and overseas branches. While the common framework is adopted, suitable modifications in the processes are carried out depending upon the requirements of the local regulatory guidelines. ORMG exercises oversight through the process of periodic review of operational risk management in the international locations.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

b.	Capital requirement for operational risk (March 31, 2011)

As per the RBI guidelines on Basel II, the Bank has adopted Basic Indicator approach for computing capital charge for operational risk. The capital required for operational risk at March 31, 2011 was Rs. 26.25 billion.

11.	INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

a.	Risk Management Framework for IRRBB

Interest rate risk is the risk of potential variability in earnings and capital value resulting from changes in market interest rates. IRRBB refers to the risk of deterioration in the positions held on the banking book of an institution due to movement in interest rates over time. The Bank holds assets, liabilities and off balance sheet items across various markets with different maturity or re-pricing dates and linked to different benchmark rates, thus creating exposure to unexpected changes in the level of interest rates in such markets.

Organisational set-up

ALCO is responsible for management of the balance sheet of the Bank with a view to manage the market risk exposure assumed by the Bank within the risk parameters laid down by the Board of Directors/Risk Committee. A Global Asset Liability Management (GALM) Group at the Bank monitors and manages the risk under the supervision of ALCO. Further, the Asset Liability Management (ALM) groups in overseas branches manage the risk at the respective branches, under direction of the Bank’s GALM group.

The ALM Policy of the Bank contains the prudential limits on liquidity and interest rate risk, as prescribed by the Board of Directors/Risk Committee/ALCO. Any amendments to the ALM Policy can be proposed by business group(s), in consultation with the market risk and compliance teams and are subject to approval from ALCO/Risk Committee/Board of Directors, as per the authority defined in the Policy. The amendments so approved by ALCO are presented to the Board of Directors/Risk Committee for information/approval.

TMOG is an independent group responsible for preparing the various reports to monitor the adherence to the prudential limits as per the ALM Policy. These limits are monitored on a regular basis at various levels of periodicity. Breaches, if any, are duly reported to ALCO/Risk Committee/Board of Directors, as may be required under the framework defined for approvals/ratification. Upon review of the indicators of IRRBB and the impact thereof, ALCO may suggest necessary corrective actions in order to realign the exposure with the current assessment of the markets.

Risk measurement and reporting framework

The Bank proactively manages impact of IRRBB as a part of its ALM activities. ALM policy defines the different types of interest rates risks that are to be monitored, measured and controlled. ALCO decides strategies for managing IRRBB at the desired level. Further, ALCO periodically gives direction for management of interest rate risk on the basis of its expectations of future interest rates. Based on the guidance, GALM manages the IRRBB with the help of various tools i.e. gap analysis, earning at risk (EaR), DoE, stress testing for basis risk etc. These tools are as follows:

•
Gap analysis: The interest rate gap or mismatch risk is measured by calculating gaps over different time intervals at a given date for domestic and overseas operations. Gap analysis measures mismatches between rate sensitive liabilities (RSL) and rate sensitive assets (RSA) (including off-balance sheet positions). The report is prepared by grouping rate sensitive liabilities, assets and off-balance sheet positions into time buckets according to residual maturity or next re-pricing period, whichever is earlier. For non-maturity assets/ liabilities (for instance, working capital facilities on the assets side and current and savings account deposits on the liabilities side) grouping into time buckets is done based on behavioral studies or by making certain assumptions. The difference between RSA and RSL for each time bucket signifies the gap in that time bucket. The direction of the gap indicates whether net interest income is positively or negatively impacted by a change in the direction of interest rates and the extent of the gap approximates the change in net interest income for that given interest rate shift. The ALM Policy of the Bank stipulates bucket-wise limits on interest rate gaps for the domestic operations of the Bank, linked to the networth of the Bank.

•
EaR: From an EaR perspective, the gap reports indicate whether the Bank is in a position to benefit from rising interest rates by having a positive gap (RSA > RSL) or whether it is in a position to benefit from declining interest rates by a negative gap (RSL > RSA). The Bank monitors the EaR with respect to net interest income

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

(NII) based on a 100 basis points adverse change in the level of interest rates. The magnitude of the impact over a one year period, as a percentage of the NII of the previous four quarters gives a fair measure of the earnings risk that the Bank is exposed to. The EaR computations include the banking book as well as the trading book.

For some of the products, Bank provides its depositors and borrowers an option to terminate the deposit/ loan pre-maturely. These products may or may not provide for a penalty for premature termination. In case of pre-mature terminations, the Bank faces a risk of re-pricing of the assets/liabilities at the current rates and the resultant impact on the NII (adjusted for the penalty), over and above the impact as estimated through EAR. However, the re-pricing/re-investment risk is partly mitigated on account of the premature termination option in wholesale term deposits and term loans being captured through the behavioral studies implemented in the interest rate gap statement as mentioned in the earlier paragraphs.

•
DoE: Change in the interest rates also have a long-term impact on the market value of equity of the Bank, as the economic value of the Bank’s assets, liabilities and off-balance sheet positions is impacted . Duration is a measure of interest rate sensitivity of assets, liabilities and also equity. It may be defined as the percentage change in the market value of an asset or liability (or equity) for a given change in interest rates. Thus DoE is a measure of change in the market value of equity of a firm due to the identified change in the interest rates. The Bank uses DoE as a part of framework to manage IRRBB for its domestic and overseas operations and the ALM Policy stipulates a limit on the overall DoE of the Bank in order to monitor and manage IRRBB. The DoE computations include the banking book as well as the trading book. The utilisation against these limits is computed for appropriate interest rate movements and monitored periodically.

•
Stress test for basis risk: The assets and liabilities on the balance sheet are priced based on multiple benchmarks and when interest rates fluctuate, all these different yield curves may not necessarily move in tandem exposing the balance sheet to basis risk. Therefore, over and above the EaR, the Bank measures the impact of differential movement in interest rates across benchmark curves. For the domestic operations various scenarios of interest rate movements (across various benchmark yield curves) are identified and the worst-case impact is measured as a percentage of the aggregate of Tier-1 and Tier-2 capital. These scenarios take into account the magnitude as well as the timing of various interest rate movements (across curves). Currently, the scenarios provide for differential movements in each yield curve but the movement in each curve is assumed to be parallel. Further, for the overseas operations of the Bank, assets and liabilities are primarily linked to LIBOR and the basis risk is computed for a parallel shift in LIBOR as well as spread over LIBOR for the borrowings of the Bank. The basis risk for the Bank is summations of the risk on domestic and overseas operations.

Most of the other banking entities in the Group, wherever applicable, also monitor IRRBB through similar tools and limit framework.

Marked-to-market (MTM) on the trading book

In addition to the above, the price risk of the trading book is monitored through a framework of VaR and cumulative stop loss limits. The trading book includes all fixed income securities in available for sale and held for trading book including securities held for statutory liquid ratio maintenance purposes in these books, interest rate swaps, and any other derivatives, which have to be marked to market. The management of price risk of the trading book is detailed in the Investment Policy.

Hedging policy

Depending on the underlying asset or liability and prevailing market conditions, the Bank enters into hedge transactions for identified assets or liabilities. The Bank has a policy for undertaking hedge transactions. These hedges are periodically assessed for hedge effectiveness as per the applicable financial guidelines. The hedges that meet the effectiveness requirements are accounted for on a basis similar to the underlying asset/liability.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage interest rate risk in the banking book. The frameworks are established considering host country regulatory requirements as applicable.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

at March 31, 2011

b.	Level of interest rate risk

The following table sets forth one possible prediction of the impact on the net interest income of changes in interest rates on interest sensitive positions for the year ending March 31, 2012, assuming a parallel shift in the yield curve:

Rs. in billion
	Change in interest rates1
Currency	-100 basis points	+100 basis points
INR	403.2	(403.2)
USD	(588.1)	588.1
JPY	(27.4)	27.4
GBP	(379.1)	379.1
EURO	(4.0)	4.0
CHF	(0.2)	0.2
CAD	(283.4)	283.4
Others	(140.9)	140.9
Total	(1,019.9)	1,019.9

1.	Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities and its subsidiaries.

The following table sets forth one possible prediction of the impact on economic value of equity of changes in interest rates on interest sensitive positions at March 31, 2011, assuming a parallel shift in the yield curve:

Rs. in billion
	Change in interest rates1,2
Currency	-100 basis points	+100 basis points
INR	29,404.6	(29,404.6)
USD	1,196.5	(1,196.5)
JPY	2.8	(2.8)
GBP	(628.0)	628.0
EURO	(278.7)	278.7
CHF	(12.9)	12.9
CAD	112.7	(112.7)
Others	(133.5)	133.5
Total	29,663.5	(29,663.5)

1.
For INR, coupon and yield of Indian government securities and for other currencies, coupon and yield of currency-wise Libor/swap rates have been assumed across all time buckets that are closest to the mid point of the time buckets.

2.	Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited, ICICI Securities and its subsidiaries.

12.	LIQUIDITY RISK

Liquidity risk is the risk of inability to meet financial commitments as they fall due, through available cash flows or through sale of assets at fair market value. It is the current and prospective risk to the Bank’s earnings and equity arising out of inability to meet the obligations as and when they become due. It includes both, the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities as well as the risk of being unable to liquidate a position in a timely manner at a reasonable price.

The goal of liquidity risk management is to be able, even under adverse conditions, to meet all liability repayments on time and to fund all investment opportunities by raising sufficient funds either by increasing liabilities or by converting assets into cash expeditiously and at reasonable cost.

BASEL II – PILLAR 3 DISCLOSURES (CONSOLIDATED)

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Organisational set-up

The Bank manages liquidity risk in accordance with its ALM Policy. This policy is framed as per the extant regulatory guidelines and is approved by the Board of Directors. The ALM Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign with changes in the economic landscape. The ALCO of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the ALM Policy. The Risk Committee of the Board has oversight on the ALCO.

Risk measurement and reporting framework

The Bank proactively manages liquidity risk as a part of its ALM activities. The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity (SSL), dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis.

The SSL is used as a standard tool for measuring and managing net funding requirements and assessment of surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioural maturity. For non-maturity assets/liabilities e.g. working capital facilities on the assets side and current account & savings account deposits on the liabilities side grouping into time buckets is done based on the assumptions. The SSL for INR operations is prepared on daily basis for the domestic operations of the Bank and SSL for international operations of the Bank is prepared periodically and the utilisation against gap limits laid down for each bucket are reviewed by ALCO.

The Bank also prepares dynamic liquidity gap statements, which in addition to scheduled cash flows, also considers the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity gap statements are prepared in close coordination with the business groups, and cash flow projections based on the same are presented to ALCO periodically. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios under the ALM Policy.

Further, the Bank has a Board approved liquidity stress testing framework, as per which the Bank gauges its liquidity position under a range of stress scenarios. These scenarios cover Bank specific and market-wide stress situations and have been designed for the domestic and the international operations of the Bank. The potential impact on the Bank’s financial position for meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the Board. The results of liquidity stress testing are reported to ALCO on a monthly basis.

The Bank has also framed a Liquidity Contingency Plan (LCP) which serves as a framework for early identification and calibrated action in the event of tight liquidity conditions. The LCP includes various indicators which are monitored regularly, and lays down the mechanism for escalation, remedial action and crisis management until return to normalcy.

Liquidity management

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank’s funding and the Bank is working with a concerted strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, borrowings and through issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets to protect against stress conditions.

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the ALM Policy has stipulated limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the RBI.

For the overseas operations too, the Bank has a well-defined borrowing program. The US dollar is the base currency for the overseas branches of the Bank, apart from the branches where the currency is not freely convertible. In order to maximise the borrowings at reasonable cost, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from banks against the buyer’s credit and other forms of trade assets. The loans that meet the criteria of the Export Credit Agencies are refinanced as per the agreements entered with these agencies. Apart from the above the Bank is also focused on increasing the share

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of retail deposit liabilities, in accordance with the regulatory framework at the host countries.

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage liquidity risk. The frameworks are established considering host country regulatory requirements as applicable.

In summary, the Bank has in place robust governance structure, policy framework and review mechanism to ensure availability of adequate liquidity even under stressed market conditions.

13.	RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES PRIMARY DEALERSHIP LIMITED

The Board of Directors of the Company maintains oversight on the risk management framework of the Company and approves all major risk management policies and procedures. The Risk Management Committee of the Board is responsible for analysing and monitoring the risks associated with the different business activities of the Company and ensuring adherence to the risk and investment limits set by the Board of Directors.

The risk management function in the Company is managed by the Credit Risk Management Group within the broad framework of risk policies and guidelines established by the Risk Management Committee.

The risk control framework is through an effective management information system, which tracks the investments as well as the VaR reports for portfolios. Valuation of instruments is carried out by mid-office as per guidelines issued by RBI/FIMMDA and other applicable regulatory agencies.

14.	RISK MANAGEMENT FRAMEWORK OF ICICI HOME FINANCE COMPANY LIMITED

The Board of Directors of the Company is responsible for the oversight and control of the functioning of the Company and approves all major policies and procedures of the Company. The Board of Directors has oversight of all the risks assumed by the company. The Board also functions through various board level and executive committees such as:

a)	Audit Committee

b)	Management Committee

c)	Asset Liability Management Committee (ALCO)

d)	Committee of Directors (COD)

e)	Committee of Executives (COE)

f)	Product & Processes Approval Committee (PAC)

g)	Banking Operations and Premises Committee

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Asset Liability Management Policy, Investment Policy, Risk Management Policy, Outsourcing Policy and Anti-Money Laundering Policy. Business activities are undertaken within this framework. Independent support groups such as Compliance, Policy & Risk, Internal Audit and Legal have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. These support groups function independent of the business groups and represent themselves at the various committees.

15.	RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED

The risk governance structure consists of the Board, Board Risk Committee (BRC), Executive Risk Committee (ERC) and its sub committees. The BRC comprises non-executive directors. The ERC, chaired by the Chief Actuary, is responsible for assisting the Board and the BRC in their risk management duties and, in particular, is responsible for the approval of all new products launched by the Company.

The Investment Risk Committee assists the ERC in identification, measurement, monitoring and control of market, liquidity and credit risks. This includes asset liability management through regular monitoring of the equity backing ratios and asset liability duration mismatch.

The Insurance Risk Committee assists the ERC in identification, measurement, monitoring and control of insurance risks i.e. demographic and expense risks.

The Operational Risk Committee assists the ERC in identification, measurement, monitoring and control of operational risks i.e. risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

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The risk management model of the organisation comprises a four stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. The Company has in place a Risk Management Policy which details the strategy and procedure adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by the Company and mitigation measures is placed before the BRC on a periodic basis.

16.	RISK MANAGEMENT FRAMEWORK OF ICICI LOMBARD GENERAL INSURANCE COMPANY LIMITED

The risk management framework of the Company is overseen by the Risk Management Committee (Risk Committee) of the Board. The framework is broadly structured as follows:

•	Risk identification, assessment and mitigation process

•	Risk management and oversight structure

•	Risk monitoring and reporting mechanism

As part of the Enterprises Risk Management exercise, critical risks along with the detailed mitigation plan have been presented to the Risk Committee. The risk mitigation plans are monitored regularly by the Company to ensure their timely and appropriate execution. A Risk Register is maintained to capture inventory of risks that the Company is exposed to along with mitigation and corrective action plans. The Risk Committee is updated on the progress on a quarterly basis.

The senior management of the Company is responsible for periodic review of the risk management process to ensure that the process initiatives are aligned to the desired objectives. The Management Reassurance Function is responsible for review of risk management processes within the Company and for the review of self-assessments of risk management activities. Further, compliance testing is done on a periodic basis and the Risk Committee is kept appraised of the outcome of the same.

The Company’s reinsurance program defines the retention limit for various classes of products. Further, the Company has in place a retention reinsurance philosophy which defines the product-wise retention limits on a per risk basis as well as a retention limit on a per event basis. The Underwriting Policy defines product-wise approval limits for various underwriters. The Investment Policy lays down the asset allocation strategy to ensure financial liquidity, security and diversification. The Capital Adequacy and Liquidity Management Policy covers maintenance of adequate level of capital at all times to meet diverse risk related to market and operations.

17.	RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES LIMITED

The Board of Directors of ICICI Securities has constituted a Risk Management Committee (RMC) for identifying and assessing risks, framing risk management policies and methodologies, ensuring compliance of the same, managing various risks, analysing and monitoring various products/processes/policies from an operational risk perspective and suggesting risk controls to ensure that the residual risk of various business activities is within tolerable limits. The RMC meets at least once in a quarter.

The risk management function in the Company is performed by the Internal Controls team within the broad framework as contained in the Corporate Risk and Investment Policy (CRIP). The CRIP is approved by the RMC. The Corporate Risk Management Group along with Operations Risk Management Group aims at anticipating risks, proactively planning for managing such risks and being better equipped for handling/managing any uncertainties.

The finance team works under the broad framework of Asset Liability Management Policy to ensure maintenance of adequate level of economic capital at all times.

Further, the following board-constituted committees also contribute to the operational efficiency and risk management of the company:

a.	Audit Committee.

b.	Product & Processes Approval Committee (PAC)

c.	Compliance Committee

d.	Investment Committee

e.	Commitment Committee

f.	Information Technology (IT) Risk & Customer Service Committee

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Apart from the above, various policies including Prevention of Money Laundering Policy, Oversight Policy, Whistle Blower Policy, Prevention of Insider Trading Policy (Code of Conduct) etc. help in mitigating various risks faced by the Company. Further, activities such as internal audit of various business units and corporate services, risk based compliance monitoring, risk and controls self assessment, operational risk reviews, SEBI mandated internal audit of broking operations, etc. ensure the independent evaluation, monitoring and reporting of the risks.

18.	RISK MANAGEMENT FRAMEWORK OF ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Anti-money laundering policy, Insider Trading Policy, Chinese Wall Policy, Conflict Resolution Policy and Arm’s Length Policy. Business activities are undertaken within this framework. Independent groups such as Compliance and Operational Risk have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups and represent themselves at the Audit Committee of the Board of the company and also interface with the corresponding groups at ICICI Bank for a Group level oversight.

The Operational Risk Management function was created during fiscal 2011 to establish an operational risk management framework in the company. The framework includes the Operational Risk Management Policy and Board-approved process manuals. A Risk Register has also been created and maintained as a part of the Risk and Control Self Assessment exercise involving all the departments in the company. The Register contains an inventory of risks that the company is exposed to along with existing controls.

19.	RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL ASSET MANAGEMENT COMPANY LIMITED

ICICI Prudential AMC has in place a Risk Management Policy detailing the philosophy and procedure adopted to identify, measure, monitor and treat /mitigate risk at the enterprise level. As per the policy, the management reviews the risk levels and action plans at a Risk Management Committee (RMC) meeting which is convened periodically.

The RMC addresses a wide range of issues such as operational risk, investment risk, reputation risk and strategic risk. Also a key risk report summarising the key risks faced by the enterprise is placed before the Audit & Risk Committee (which is a board-level committee) and RMC periodically.

Investment Risk oversight forms an integral part of the overall risk management framework. The process of assessment of investment risk includes portfolio construction/asset allocation, analysis of performance of funds, review of counterparty/concentration risk, review of trading risk controls etc. To sensitise management regarding any exceptions in the area of investments, the investment risk oversight reporting forms part of the RMC agenda.

The company has in place various policies to manage operational risk such as the business continuity plan, information technology security policy, product and process approval guidelines), procedure manuals etc.

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On April 1, 2011, Ms. Chanda Kochhar, Managing Director & CEO was awarded the prestigious Padma Bhushan by the President of India

ICICI BANK LIMITED
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051	www.icicibank.com